CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
As confidentially submitted to the Securities and Exchange Commission on May 18, 2022.
This Amendment No. 3 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S–1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UL Inc.
(Exact name of registrant as specified in its charter)

Delaware	8734	27–0913800
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Jennifer F. Scanlon
President and Chief Executive Officer
UL Inc.
333 Pfingsten Road
Northbrook, Illinois 60062
(847) 272–8800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jacqueline K. McLaughlin
Executive Vice President and
Chief Legal Officer
UL Inc.
333 Pfingsten Road
Northbrook, Illinois 60062
(847) 272–8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Cathy A. Birkeland Christopher D. Lueking Alexa M. Berlin Latham & Watkins LLP 330 N. Wabash Avenue, Suite 2800 Chicago, Illinois 60611 (312) 876–7700	Charles W. Mulaney, Jr. Michael J. Zeidel Skadden, Arps, Slate, Meagher & Flom LLP 155 N. Wacker Drive Chicago, Illinois 60606 (312) 407–0700	Alexander D. Lynch Barbra J. Broudy Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310–8000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non–accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. §200.83.
The information in this preliminary prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion. Dated               , 2022.
          Shares
UL Inc.
Class A Common Stock

This is the initial public offering of shares of Class A common stock of UL Inc. ULS, Inc. (“ULS”), our sole stockholder prior to this offering, is selling            shares of our Class A common stock. We will not be selling any shares in this offering and we will not receive any proceeds from the sale of shares of our Class A common stock offered by the selling stockholder.
Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share of our Class A common stock will be between $      and $     . We intend to apply to list our Class A common stock on the New York Stock Exchange (the “NYSE”) under the symbol “     .”
Upon completion of this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock immediately following this offering will be identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock will be entitled to one vote. Each share of Class B common stock will be entitled to           votes, will be convertible at the election of the holder thereof into one share of Class A common stock at any time and will be subject to mandatory conversion upon the occurrence of certain events, as further described in “Description of Capital Stock.” Immediately following this offering, ULS will be the only holder of our Class B common stock, and it will beneficially own approximately     % of the voting power of our outstanding capital stock, assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock from the selling stockholder. See “Description of Capital Stock.” As a result, we will be a “controlled company” as defined under the corporate governance rules of the NYSE. See “Management—Controlled Company Status.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 21 to read about factors you should consider before buying shares of our Class A common stock.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to the selling stockholder	$	$
_________________
(1)See “Underwriting” for a description of the compensation payable to the underwriters.
The selling stockholder has granted the underwriters an option for a period of 30 days to purchase up to an additional          shares of Class A common stock from it at the public offering price, less underwriting discounts and commissions. We will not receive any proceeds from the sale of Class A common stock by the selling stockholder pursuant to any exercise of the underwriters’ option to purchase additional shares.

The underwriters expect to deliver the shares against payment in New York, New York on                , 2022.
Joint bookrunning managers (in alphabetical order)

Goldman Sachs & Co. LLC	J.P. Morgan
Prospectus dated                 , 2022.

OUR MISSION

Working for a SAFER WORLD since 1894

OUR AMBITION

We are a global leader in applied safety science:

UL at a glance

We believe in the **transformative power of science** and use it every day to empower trust that opens new markets, partnerships and pathways to success in today's competitive markets.

We turn **safety, security and sustainability challenges** into opportunities for our customers.

80,000+ *customers*
Including more than 60% of the Fortune 500 and Global 500

14,500+ UL employees **serving customer needs**

35+ industries served

Serving customers in **110+ COUNTRIES**

Our trusted and iconic UL Mark has appeared on **BILLIONS** *of products* since its introduction in 1906

76 commercial software solutions

INVESTED ~$1.2B in 49 acquisitions (2010-2022)

$2.5B *2021 revenue*

125K+ pieces of lab equipment

All data as of Dec. 31, 2021, unless otherwise indicated.

Our safety science expertise helps customers solve their toughest challenges

We start every day with a purpose:
making the world safer, more secure and more sustainable.

Our work inspires trust because it is founded in science. We help our customers turn their ideas into realities. No matter where we are in the world and what we deliver, our expertise enables customers to innovate with confidence.

UL locations

- 84 locations with labs
- 78 office only locations

Primary industries served:

- Automotive and Mobility
- Batteries and Components
- Buildings and Construction
- Chemicals and Materials
- Energy and Utilities
- Financial and Investment Services
- Government Services
- Healthcare and Life Sciences
- Industrial Products and Systems
- Retail and Consumer Products
- Technology and Electronics
- Appliances
- HVACR
- Lighting
- Water and Plumbing
- Wire and Cable

All data as of Dec. 31, 2021, unless otherwise indicated.

Our journey to the future

2022

UL begins its next chapter

2021

Launched new structure: three organizations, one mission

2012

Created new for-profit company

2010s

Issued first UL Mark for Europe

Entered software solutions market with key acquisitions

Launched cybersecurity assurance program and marketing claim verification service

2000s

Began work to create safety requirements for EV batteries

Entered the environmental testing market

1990s

Acquired first company (Demko in Denmark)

Launched first international certification Mark

Recognized for work to protect the ozone layer

1980s

Entered the renewable energy market

Established ongoing certification testing program for products manufactured in China

1970s

Tested first computer

1960s

Expanded Silicon Valley presence

Embraced rising consumer interest in product safety

1950s

Began certifying European and Japanese products

1940s

Began safety testing of plastics and resins

1930s

Began testing home appliances

Launched first field services

1920s

Founded Underwriters Laboratories of Canada

Created first program in the world to certify aircraft safety

1910s

Established international office in London to inspect British products exported to the United States

1900s

Published first list of approved devices

Developed and published first safety Standard

Launched UL Mark and label

1894

Founded with three staff following 1893 Chicago's World Fair

ESG is in our **DNA**

We were founded to do something good for humanity.

Verified Healthy Building
for Indoor Environment
AIR | WATER | HYGIENE | LIGHT | ACOUSTICS
UL
VERIFIED
verifyUL.com
V123456

That principal drives how we run our company even today.

We help create standards, build safe and inclusive work environments, improve local communities, and have services and data platforms to help our customers achieve their ESG goals.

360

We measure our impact and hold ourselves accountable to make the world a safer – **and better** – place every day.

"We are doing something for **manufacturers** and **buyers** and **users** and **property-owners** everywhere –

we are doing something for *humanity.*"

– William H. Merrill Jr.
Founder and first president, 1913

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

Through and including                     , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
ABOUT THIS PROSPECTUS
We, the selling stockholder and the underwriters have not authorized anyone to provide you with any information or to make any representations other than those contained or incorporated by reference in this prospectus. We, the selling stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Offers to sell, and solicitations of offers to buy, shares of our Class A common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our Class A common stock. Our business, financial condition, operating results and prospects may have changed since such date. You should read this prospectus in its entirety before making an investment decision.
This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. No action is being taken in any jurisdiction outside the United States to permit a public offering of our Class A common stock. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions. See “Underwriting.”
Certain Definitions
As used in this prospectus, unless the context otherwise requires:
•“AHJs” refers to authorities having jurisdiction—the organizations, offices and individuals responsible for enforcing requirements of certain codes or standards.
•“CCIC” refers to the China Certification & Inspection (Group) Co., Ltd.
•“E&A” refers to our Enterprise and Advisory business.
•“EHS” refers to environment, health and safety.
•“GAAP” refers to generally accepted accounting principles in the United States.
• “ISO” refers to the International Organization for Standardization.
•“Reclassification” refers to the reclassification of all shares of our Class A common stock outstanding prior to this offering into shares of Class B common stock prior to the consummation of this offering.
•“SaaS” refers to software as a service.
•“TIC” refers to the testing, inspection and certification industry or our Testing, Inspection & Certification business, as applicable.
•“UL Mark” refers to our iconic, registered UL-in-a-circle certification mark and, unless the context otherwise requires, other certification marks, which we authorize our customers to place on their products and packaging and marketing collateral to demonstrate that their products meet the relevant regulatory or other requirements.
•“ULS” refers to ULS, Inc., a Delaware nonprofit nonstock corporation, our sole stockholder and the selling stockholder in this offering.
•“UL-CCIC” refers to our joint venture with CCIC.
•“Underwriters Laboratories” refers to Underwriters Laboratories Inc., a Delaware charitable nonstock corporation.
•“we,” “us,” “our,” “our business,” the “Company,” “UL” and similar references refer to UL Inc. and its subsidiaries.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Basis of Presentation and Rounding Adjustments
Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2021. As described in Note 1 to the audited consolidated financial statements included elsewhere in this prospectus, effective January 1, 2021, we changed our reportable segments to align with changes in our internal management structure. The accompanying consolidated financial statements give effect to the reportable segment change for all periods presented.
Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements or the figures included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.
As used in this prospectus, the words “and” and “or,” in each case, have the inclusive meaning represented by the phrase “and/or,” unless the context otherwise requires.
TRADEMARKS, SERVICE MARKS AND TRADE NAMES
This prospectus includes our trademarks, service marks and trade names, including but not limited to our logo, which are protected under applicable intellectual property laws. This prospectus also contains trademarks, service marks and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other parties’ trademarks, service marks or trade names to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we or the applicable owner will not assert, to the fullest extent permitted under applicable law, our or their rights or the right of the applicable licensor to these trademarks, service marks and trade names.
MARKET AND INDUSTRY DATA
This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry and market reports and other publications, surveys, our customers and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable.
In 2021, we conducted a brand equity study utilizing survey data from more than 2,000 respondents located across 13 markets around the world—the United States, China, Germany, India, Japan, South Korea, the United Kingdom, Brazil, Mexico, Canada, France, Taiwan and Vietnam (the “2021 UL Brand Study”). For the 2021 UL Brand Study, we partnered with third parties to anonymously solicit certain decision makers at businesses located in each of the 13 markets to complete an online survey. The survey prompted respondents to, among other things, evaluate and score certain global certification brands with which they were familiar across various categories, including brand authenticity, relevance, differentiation, consistency, presence and engagement. Certain results of the 2021 UL Brand Study are noted below in this prospectus, and references to “overall brand strength” are references to the aggregate score a brand received based on its average rating for each of the aforementioned categories.
In presenting the market and industry data contained in this prospectus, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the market and industry data included in this prospectus, and upon which the management estimates included herein are in part based, are generally reliable,

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
such information is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such data or the management estimates based on such data. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data.
In addition, projections, assumptions and estimates of the future performance of the markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. The content of, or accessibility through, the sources identified herein, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein. In addition, references to third-party publications and research reports herein are not intended to imply, and should not be construed to imply, a relationship with, or endorsement of us by, the third party producing any such publication or report.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”
Our Mission
We work for a safer world. We strive to be our customers’ most trusted science-based safety, security and sustainability partner. Our mission drives our actions, inspires our employees and is the key to our success.
Our Company
We are a global safety science leader that provides independent testing, inspection and certification (“TIC”) services dating back to our founding in 1894 as part of the nonprofit Underwriters Electrical Bureau, a predecessor to Underwriters Laboratories and UL. As the largest TIC services provider headquartered in North America (by revenue) with a global network of laboratories, we provided a comprehensive set of product safety, security and sustainability solutions to more than 80,000 customers across over 110 countries in 2021. Our distinguished heritage and our long history of operating at the forefront of safety science has enabled us to achieve and maintain more than 650 technical accreditations and 76 commercial software solutions, and to remain active in over 1,300 standards panels and technical committees, which underpins the expertise we offer to our customers. Furthermore, we offer over 380 independent third-party conformity assessment services around the world and are capable of testing and certifying against over 4,000 global standards, which affords us vast insight into the safety of products across a wide range of end markets and geographies. We are the owner of the iconic UL-in-a-circle certification mark (“UL Mark”) that appears on billions of products around the world. We offer our customers global market access services that help them ensure the safety and quality of their products while also supporting their efforts to manage the broader risks they face throughout their product lifecycle processes. We believe our extensive knowledge of, and expertise in, global safety science provides us with a strong competitive advantage relative to other global TIC service providers.
People are at the core of who we are and what we do for our customers. Our technical team of more than 9,700 scientists, engineers and other specialized technical and regulatory experts has been nurtured and developed over many years and is a differentiator of our business. This deep and highly trained talent pool, and our strong technical laboratory capabilities, enable us to serve as a trusted and independent partner to our diverse array of global customers.
We serve our customers through two complementary businesses, TIC and Enterprise and Advisory (“E&A”). Our TIC business is made up of two reportable segments, Industrial and Consumer, which provide comprehensive testing, inspection and certification services to customers across a broad array of end markets. We generate revenue in these reportable segments through four major service categories: Certification Testing; Ongoing Certification Services; Non Certification Testing, Inspections and Audits; and Software and Advisory Services. Our E&A business provides subscription and license-based software and advisory services to support our customers’ risk management, sustainability and compliance processes. We generate revenue in this reportable segment through one major service category: Software and Advisory Services. As the global economy continues to evolve and becomes more digital and inter-connected, our customers continue to seek ways to bridge traditional TIC needs with next generation cloud-based software and services to better mitigate risk and enhance their business performance. We believe that our complementary TIC and E&A offerings position us to capitalize on this market need and better serve our customers, of which we had more than 80,000 in 2021. In 2021, 68% of our global and strategic accounts utilized both TIC and E&A services.
Given the nature of our services, we are continuously engaging and working side-by-side with our customers. On any given day, throughout the world, our teams can be found in more than 1,500 of our customers’ global

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
manufacturing locations inspecting products, facilities, processes and systems and interacting with our customers. Similarly, many of our customers spend time in our laboratories observing the testing of their products, or spend time in their workplaces using our proprietary software and material and chemical databases to share information across their value chains. Our strong customer relationships, coupled with the essential nature of our core testing, inspection and certification services drive high customer retention; in 2021, we achieved an approximately 99% customer retention rate amongst our 500 largest customer accounts from each of 2019 and 2020. We calculate our customer retention rate as the percentage of our top 500 customers in a given year that generate revenue with us in subsequent years, and we measure such customers at the parent level, which may be comprised of several subsidiaries and independent businesses.
Our attractive business model has allowed us to deliver a long track record of stable growth and profitability. Underlying demand for our services is largely driven by a combination of regulatory requirements and evolving customer and consumer preferences, providing strong stability and visibility to our financial profile. We have made significant investments in our people, laboratories and digital capabilities over many years, allowing us to execute our growth strategy and meet the increasingly complex needs of our customers. We supplement our organic growth with acquisitions, having successfully completed and integrated 49 acquisitions since 2010. As a result of our organic and inorganic growth, we are the number one TIC services provider for products and a top ten TIC provider globally as measured by revenue, with an average revenue growth of approximately 8% over the last ten years.

(in millions)	Year Ended December 31,			Three Months Ended March 31,
	2021	2020	2019	2022	2021
Revenue	$2,517	$2,301	$2,315	$623	$576
Net income	$238	$243	$257	$89	$45
Adjusted EBITDA(1)	$429	$510	$475	$138	$105
__________________
(1)For a discussion of Adjusted EBITDA and reconciliation to the most closely comparable GAAP measure, see “—Summary Consolidated Financial and Other Data.” For information about why we consider Adjusted EBITDA a useful measure and a discussion of the material risks and limitations of such measure, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Non-GAAP Financial Measures.”
UL revenue ($ in millions)
Note: Revenue for 2011 includes $81 million for UL-CCIC Company Limited, a joint venture interest of ours that was originally reported using the equity method of accounting.
At December 31, 2021, we maintained two unused revolving credit facilities totaling $400 million. Both credit facilities had zero outstanding indebtedness as of December 31, 2021 and were terminated on January 11, 2022. Our current indebtedness primarily consists of our Credit Facility (as defined herein), which we entered into on January 11, 2022 and which provides for senior unsecured credit facilities in an aggregate principal amount of $1,250 million, consisting of a term loan facility in the aggregate principal amount of $500 million and a revolving loan

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
credit facility in the aggregate commitment amount of $750 million. As of March 31, 2022, our total outstanding indebtedness was $649 million. In connection with entering into the Credit Facility, we terminated the 2017 Revolving Credit Facility (as defined herein). The 2017 Underwriters Laboratories Term Loan Facility (as defined herein), to which we were a guarantor, was also terminated as of December 31, 2021. See “Risk Factors—Risks Related to Our Indebtedness” in this prospectus for risks associated with our ability to service our indebtedness and execute our growth strategy and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity” for more information.
Overview of Core Service Offering
We generate our revenue through four major service categories:
Certification Testing (approximately 26% of revenue in Q1 2022)
Certification testing involves the evaluation of products, components and systems in accordance with industry standards, regulatory requirements and other design and performance specifications. As a result of the certification testing process, many of our customers are authorized to use the UL Mark on their products, packaging and marketing collateral to demonstrate to the marketplace that their tested product met the applicable requirements. This service supports our customers’ new product development processes and helps customers mitigate risk, demonstrate safety compliance and deliver confidence to businesses and consumers, and it drives demand for ongoing certification services. Certification testing services often lead to ongoing certification services to support the continued safety, compliance and performance objectives of the customer.
Ongoing Certification Services (approximately 34% of revenue in Q1 2022)
In order to maintain the right to use of the UL Mark on and in conjunction with their products and to meet certain regulatory requirements, our customers must meet specific certification program requirements, including mandatory inspection and monitoring by us. These requirements, addressed through tailored certification and inspection services, are designed to validate the continued compliance of our customers’ previously certified products, components and systems. We deliver these services through periodic inspections, initial and follow-up audits, sample testing and our label usage, the frequency and combination of which can vary based on product, component or system type, production volume and historical customer compliance. Our ongoing certification services are designed and executed to help protect the integrity of the UL Mark.
Non-certification Testing, Inspections and Audit (approximately 24% of revenue in Q1 2022)
Non-certification testing, inspection and audit services consist of performance testing against customer or other requirements that may or may not be required by any regulation and may not necessarily result in a certification, but which are still desired by our customers to help ensure the desired safety, performance and reliability of their products. Other services include on-site and remote inspections, audits and field engineering specialty services. Additionally, our non-certification offerings provide us with insight into the supply chains of our customers, which often leads to incremental cross-selling opportunities for additional UL services.
Software and Advisory (approximately 16% of revenue in Q1 2022)
Our broad suite of software and advisory services enhances our customers’ risk management processes by enabling them to proactively reduce risk, improve operational and quality performance and help to ensure ongoing environmental, health and safety (“EHS”) compliance across their systems, assets and enterprises. Our software and advisory services are highly complementary to the other services we offer and allow us to deliver fully integrated solutions to our customers.
Our software as a service (“SaaS”) and licensed software solutions provide data-driven supply chain insights (e.g., chemical management), sustainability monitoring and verification (e.g., energy consumption tracking), compliance reporting (e.g., employee safety training), engineering process management, building health and safety and product and process cybersecurity evaluations (e.g., vulnerability assessments).

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Our advisory services teams provide guidance that is highly tailored to support our customers’ efforts to effectively manage safety, compliance and regulatory risks, enhance security and sustainability and access new markets. We provide these services across a number of end markets and applications, including retail, life sciences, renewable energy and real estate.
Our Comprehensive Global Service Footprint
Since 1894, Underwriters Laboratories and we have remained steadfast in our mission to make the world a safer place, and that mission has guided our long-term growth. Today, we partner with thousands of customers to facilitate global market access for their billions of products worldwide, and our software is used by tens of thousands of companies. In 2021, we served more than 80,000 customers in over 110 countries, including approximately 60% of the Fortune 500 and Fortune’s Global 500 companies, through our TIC and E&A businesses.
Note: Q1 2022 revenue by geography shows breakdown by customer location
Testing, Inspection and Certification
Industrial
Our Industrial segment provides TIC services to help ensure that our customers’ industrial products meet or exceed international standards for product safety, performance and sustainability. Our services address needs across a number of end markets, including energy, industrial automation, engineered materials (plastics and wire and cable) and built environment, and across a variety of stakeholders, including manufacturers, building owners, end users and regulators. We believe the products we test, certify and inspect in this operating segment generally represent very high cost of failure components, which in turn drives customers in this segment to choose providers like us based on our deep technical expertise, consistency and quality of service.
Consumer
Our Consumer segment provides a variety of global product market acceptance and risk mitigation services for customers in the consumer products end market, including consumer electronics, medical devices, information technologies, appliances, HVAC and retail (softlines and hardlines). More recently, this segment has also expanded its capabilities to serve customers at the forefront of emerging consumer applications, including new mobility, smart products and 5G. The primary services offered by this segment include safety certification, global market access, interoperability assessment, performance testing and quality audit services, including wireless and electrical safety.
Enterprise and Advisory
Our E&A business provides complementary software and advisory solutions that extend the value proposition of TIC services we offer. Our software offering comprises multiple proprietary software applications that help our customers reduce risk, improve operational performance and ensure EHS compliance across a diverse set of end markets. Our advisory solutions span a wide range of high-value and emerging applications and are delivered by our dedicated team of over 1,300 professionals with deep industry, market and asset-specific expertise in their respective fields.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Our Industry
The global TIC market comprises a broad variety of services that support recognized safety standards, compliance and trust across a diverse set of end markets and applications. TIC services include laboratory and on-site testing, process audits, inspections across the supply chain, data consistency and other verification services and initial and ongoing certification. These services are a key component of fulfilling public safety mandates, safeguarding global trade and ensuring accountability in local and global markets. These services benefit a variety of stakeholders, including manufacturers and their customers, consumers of goods and services, regulatory authorities and other authorities having jurisdiction (“AHJs”) and other governing bodies. We believe that the size of the global TIC market in 2020 was approximately $230 billion and believe the market will grow to approximately $270 billion by 2024, representing a future CAGR of 4.0% to 4.5%. These growth estimates are based in part on the following assumptions: growth of the industry’s underlying end markets; increasing regulatory requirements (including from governments and insurers); modest price increases; and TIC service expansions.
The global TIC market is segmented into the insourced TIC market (approximately 60% of the overall market) and the outsourced TIC market (approximately 40%). The insourced TIC market consists of companies that self-perform TIC services as part of their own quality control processes. The outsourced TIC market consists of third-party, independent TIC service providers like us. We believe that the size of the outsourced TIC market in 2020 was approximately $92 billion and believe the market will grow at a CAGR of 4.5% to 5.0% from 2019 to 2024. Over time, we expect the outsourced TIC market to grow slightly faster than the global TIC market due to more companies outsourcing TIC services as a means to control costs, address labor shortages and respond quickly to new standards.
The outsourced TIC market can broadly be divided into outsourced product TIC and other outsourced TIC. The outsourced product TIC market, where we currently focus, provides TIC services for a wide array of products, components, assets and supply chains, including end markets served by our Consumer and Industrial segments. Additionally, this market includes emerging product lifecycle, sustainability and supply chain services offered by our E&A business. The other outsourced TIC market comprises services not directly related to products and components and supports markets including oil, gas, minerals, food and agriculture, marine and buildings and infrastructure.
The outsourced product TIC market is generally less cyclical and benefits more from technological innovation than many sectors of the other outsourced TIC market. We believe that the size of the outsourced product TIC market in 2020 was approximately $31 billion and believe the market will grow at a CAGR of 6.3% from 2020 to 2024. We also believe that, in 2020, we had the number one market share globally (by revenue) in the outsourced product TIC market.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
The global outsourced product TIC market is characterized by a highly fragmented competitive landscape, with only a handful of larger market participants possessing global capabilities and scale. These larger companies are differentiated by their broad portfolios of accreditations and standards, their global service and laboratory footprints that match their customers’ operational requirements, and their depth of technical expertise and local country knowledge. These attributes allow larger TIC companies to benefit from the operating and financial efficiencies of scale, including greater laboratory and personnel utilization globally and give them significant competitive advantages relative to smaller market participants.
The demand for outsourced TIC services is increasing due to a number of key factors, including:
New emerging technologies. Emerging technologies continue to drive demand for TIC services throughout the product or technology lifecycle. As technologies converge and product complexity increases, the risk profile of products increases. Recent innovations in connectivity, wireless capabilities, large-format batteries, vehicle electrification and renewable energy are driving increased demand for TIC services globally. Technological advancements continue to shape the design and development of new and existing products, components and applications, which drives the ongoing need for TIC services to support compliance with evolving standards and regulations. Innovations in digital capabilities over the last decade have also continued to drive demand for cybersecurity, performance, assurance and compliance services.
Global regulation and standards. Governments and industry groups around the world continue to place an increased focus on health, safety, environmental, governance, security and sustainability as public and consumer preferences for regulations and standards regarding these issues increase. While many developed countries have mature regulatory frameworks in place, many emerging markets are increasingly focused on evolving their regulatory frameworks to both support innovation and competitiveness and protect people and property. Their adoption of international standards or the setting of unique requirements continues to drive increased demand globally for TIC services.
Global trade. Globalization trends continue to drive demand for outsourced TIC services as companies increasingly leverage their global supply chains to optimize costs, support business continuity and drive product innovation and sustainability. We believe this increase in supply chain complexity, along with a desire of emerging market governments to integrate their domestic manufacturing base into the global value chain, has driven heightened demand for supply chain integrity programs and a variety of other quality testing, certification and compliance-related TIC services.
Shorter product lifecycles. We believe the rapid pace of technological innovation, combined with cheaper raw materials and a lower overall product cost, have generally resulted in shorter product lifecycles for consumer products and other goods. In management’s opinion, this trend is driving increased demand for TIC services as new products, models or SKUs requiring these services to become compliant with global market standards are being released at an increasing rate.
Consumer advocacy and demand for transparency. Information about where products are manufactured and what standards they meet is becoming increasingly accessible to consumers globally. In today’s marketplace, consumers are seeking product transparency to avoid purchasing products that do not conform to safety standards or which are counterfeit goods and to avoid inadvertently supporting businesses with unsustainable practices. This confluence of consumer education, accessibility of information and heightened knowledge of product risks continues to result in increased demand for “trusted” products, verified claims and the TIC services needed to support them.
Our Competitive Strengths
We are a global leader in science-based and regulatory-driven TIC services, and we maintain our market leadership by leveraging our unique collection of strengths, including:
Trusted, globally recognized brand
The UL Mark is recognized as one of the most iconic symbols of safety in the world. The UL Mark signals high quality performance and independent third-party safety, security and sustainability certification and compliance. For

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
128 years, Underwriters Laboratories and we have maintained an unwavering commitment to advancing our safety mission, and today, the UL Mark empowers trust in our customers’ products. In 2021, the UL Mark was issued on billions of products globally. According to the 2021 UL Brand Study, the UL brand ranked number one out of 11 global certification brands in terms of overall brand strength and received the highest average score out of the 11 brands in terms of brand trustworthiness. Additionally, respondents to the 2021 UL Brand Study, on average, associated technical expertise with the UL brand more than the other 10 brands. Our customers rely on and value our brand and reputation to help them establish and reinforce trust in their most valuable assets, their own brands.
Global reach and scale
Our global footprint, extensive technical capabilities, network of laboratories and the scalability of our services create a strong competitive advantage in each of our markets. We operate in over 140 locations across more than 40 countries, allowing us to provide seamless comprehensive TIC services for multinational organizations globally, while also delivering high levels of customer service at a very local level for these multinationals, and for small, medium and micro-organizations that operate locally. Our ability to help customers navigate global market access, as well as deliver services locally, is critical to our customers due to both the complex regional nature of regulatory requirements and the broad language differences they must navigate. These capabilities underpin our market leadership and are challenging for smaller, local market participants to replicate. Our global network of laboratories further enhances our competitive advantage, providing significant scale to grow our business and drive strong operating leverage.
Commitment to integrity
The motto of our founder, William Henry Merrill, Jr., was “Know by Test” and “State the Facts.” This continues to be a core principle guiding our work today. We maintain over 650 accreditations that help us maintain arms-length relationships with our customers as our relationships with them grow and deepen.
Mission-driven culture
Our people are at the core of our delivery model and work with a shared mission to promote a safer world through the advancement of safety science. Our mission-driven culture and commitment to innovation stimulate our development of new compliance solutions to support technological changes driven by, and impacting, our customers. Our industry leading engineers, researchers, scientists, lab technicians and regulatory experts help anticipate and solve new and emerging issues to address our customers’ compliance and safety needs. By working directly with our customers to further our mission, we become integral to their quality, regulatory and product development teams.
Technical leadership
Our technical leadership is built upon our legacy of being a global safety science leader for products and technologies. This expertise is complemented by our ongoing technical research and participation in standards development around the world, including the technical standards panels of Underwriters Laboratories. Since 1903, Underwriters Laboratories has developed more than 1,500 standards that are still in use and that we test and certify against on a daily basis. We deepen our technical knowledge through the ongoing compliance certification of thousands of our customers’ products, components and systems. As our customers continue to develop new products and new safety risks are introduced, we leverage our knowledge base to generate new testing and certification programs, which drives recurring and incremental service opportunities from customers who seek out our technical knowledge.
Long-standing customer relationships
Our comprehensive suite of TIC and software and advisory solutions, coupled with our focus on customer service, made us the partner of choice to our more than 80,000 customers globally in 2021. Our customers span more than 35 industry verticals, including technology, industrials, healthcare and consumer. The complexity and critical nature of our work establishes us as a long-term, deeply connected and indispensable partner to our

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
customers. This is reflected by our customer retention rate among our top 500 customers from each of 2019 and 2020, which was approximately 99% in 2021.
Comprehensive, mission-critical services
We support our customers across their full product lifecycles, from idea conception to market entry, by helping them meet regulatory-driven product compliance, safety requirements and other quality demands. Many customers rely on us as a critical partner and depend on our deep domain expertise to help navigate and support compliance with all relevant safety and quality standards. As our customers’ technologies advance, we continue to innovate and expand upon our service offering to support the evolution of their products and to help ensure they are able to reach global markets and consumers efficiently and reliably. Additionally, our continued innovation in environmental, social and governance (“ESG”) reporting tools, cybersecurity solutions and internet of things software allows us to serve our customers with integrated solutions that meet their evolving, mission-critical needs.
Attractive business model with resilient financial characteristics
Our business model drives stable, predictable revenue streams that are resilient across economic cycles due to the ongoing, non-discretionary nature of regulatory compliance and product quality requirements. Demand for these non-discretionary services is driven by our customers’ focus on avoiding the reputational damage and high costs that may result from product failures or non-compliance. Moreover, we believe that although our services are of high value to our customers, they make up a relatively small proportion of their total product development and selling costs, and that our customers largely choose their outsourced TIC partners based on measures of quality and service over price. This high value proposition for our customers drives resilience in our business and is evidenced by our modest organic decline in revenues (1.2%) in fiscal year 2020, despite the significant impact the COVID-19 pandemic had on our customers’ end markets and sales volumes. We generated organic revenue growth of 7.5% and 8.7% for the year ended December 31, 2021 and the three months ended March 31, 2022, respectively, and as economic activity is continuing to recover, we are well positioned to support our customers.
Diverse leadership team with a proven track record of success
We are led by a diverse and global executive team with a broad range of skills and qualifications developed at UL and other leading global organizations. With our mission-driven culture at our foundation, and science and integrity as our organizational cornerstones, we have expanded our executive team to deliver results and accelerate growth. For example, before joining UL in 2019, our Chief Executive Officer (“CEO”), Jennifer F. Scanlon, served as CEO of USG Corporation, a then publicly-traded manufacturer of building products with over $3 billion in annual sales and a customer of ours for over 100 years. Supporting our executive management team is a deep bench of talented operating executives, who, as of March 31, 2022, had an average tenure of nine years with us or with our affiliates.
Our Strategy for Growth
We intend to leverage our capabilities and reputation as a trusted science-based safety, security and sustainability leader to drive growth in our current capabilities, as well as in new areas where we can add value to our customers. Consistent with our demonstrated track record, our growth strategy consists of continued expansion from organic opportunities supplemented by targeted, accretive M&A. Our growth strategy is focused on: (i) Growing and Expanding Our Core, (ii) Deploying Capital for Acquisition-Related Growth and (iii) Employing Operational Strategies to Expand Margins.
Growing and Expanding Our Core
We will enhance our core businesses by further expanding our comprehensive service capabilities across attractive verticals where we have market leadership today or in new industries that would benefit from our expertise, providing new solutions for adjacent risk areas and extending our service capabilities beyond products and components. These growth strategies include:

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Increase our share of wallet within our current customer base. We believe that there are opportunities to expand offerings within our current customer base, and thereby our wallet share, given the rising financial and reputational costs of safety failure and increasing regulatory compliance requirements. Our key commercial strategies are focused on providing new services that address evolving customer needs and accelerating cross-sell and up-sell activity. We also seek to expand the role we currently play with our customers throughout their product lifecycles by moving beyond product testing into adjacent services that address our customers’ needs as they bring products to market.
Expand presence in new industry verticals. We continue to seek opportunities to address safety needs within existing verticals, as well as in emerging growth verticals, that would benefit from our core technical expertise and our ability to support global product market access. For example, new mobility is an emerging high-growth area in which core TIC customers are seeking to advance safety, standards development and regulatory compliance for new modes of transportation. In response to these evolving market dynamics, we recently made a series of investments to expand our electric vehicle (“EV”) capabilities and help automotive manufacturers and other stakeholders in their supply chains address performance testing and safety certification for EV charging equipment. Investments included establishing a charging laboratory in Frankfurt, Germany; an EV testing chamber in Fremont, California; a large mobility laboratory in Ise City, Japan; and acquiring Method Park Holding AG, a German company specializing in critical safety solutions for EV, among other industries. We are constantly monitoring the market to identify new demand drivers for our services, and we will continue to expand into existing and new verticals as conditions dictate.
Expand TIC service offerings. We have a sizeable opportunity to expand our TIC services to reflect the growing interconnectivity of our world and the new safety, security and sustainability needs of industrial and consumer products that result therefrom. Our customers rely on our deep expertise in innovative and cost-effective solutions as new safety, security and sustainability needs develop that require them to seek additional third-party TIC support. As an example, in order to meet the evolving needs of our medical device manufacturing customers, we recently built upon our traditional electrical safety testing services to now include cybersecurity, electromagnetic compatibility, wireless functionality and interoperability testing capabilities.
Expand software and service offerings. As our core TIC customer needs have evolved, we have extended our business beyond product testing to serve as a leading global partner for sustainability, quality and risk management. Our integrated platform of software and advisory solutions, which spans across product lifecycles, supply chains, asset performance and sustainability, represents a significant growth opportunity with existing and new customers. In 2021, approximately 68% of our core TIC customers cross-purchased software and advisory services to complement their core TIC needs, driving business growth with attractive recurring revenues.
Deploying Capital for Acquisition-Related Growth
The global TIC industry remains highly fragmented with many sub-scale competitors in operation. We use acquisitions to grow our core and expand into attractive adjacencies and end markets that add capabilities to better serve our customers. Since 2010, we have successfully deployed more than $1.2 billion to acquire and integrate 49 companies, broadening our technical capabilities and deepening our pool of engineers and scientists. Our strong balance sheet and free cash flow profile will continue to provide significant flexibility to pursue highly accretive bolt-on and transformational acquisitions.
Employing Operational Strategies to Expand Margins
As we continue to increase our scale, we prioritize excellence across our operations to help drive profit margin improvement. To achieve this margin expansion, we employ operational strategies that focus on service delivery excellence through the management of speed, cost and quality through the relentless focus on exceptional customer experience and through digital and other innovations in our service delivery. These strategies are complemented by a culture of continuous improvement, our standardized performance metrics and the ongoing introduction of new internal technology that enables us to constantly streamline our operations. Further, we leverage our deep pool of human capital, along with our vast network of offices and laboratories, to drive operating efficiencies and margin expansion.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Summary Risk Factors
There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section titled “Risk Factors” following this prospectus summary. If any of these risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our Class A common stock would likely decline, and you may lose all or part of your investment. These risks include, but are not limited to, the following:
•Because our success depends substantially on the value of our brand and reputation, any adverse publicity, damage to our brand or loss of reputation could impact the demand for our services, erode our market share or otherwise have a material adverse effect on our business.
•We or the third parties that we interact with face cybersecurity risks and may fail to adequately secure or maintain the confidentiality, integrity or availability of data held as a result of a compromise of systems or data, which could result in a material adverse effect on our business and operations, and we may incur increasing costs in an effort to mitigate this risk.
•We experienced a ransomware attack which resulted in unauthorized access to and disruption of our systems, and may further result in damage to our brand and reputation, lost sales, legal claims, contractual obligations and increased insurance costs.
•Technological advances in artificial intelligence may in the future disrupt the TIC industry, which could significantly reduce the demand for our services.
•Our business is highly competitive. If we fail to compete successfully, to innovate in response to changing customer needs, new technologies or other market requirements, to develop new proprietary solutions, to increase the functionality of our current solutions or to develop our reputation as a technology leader, our business, financial condition and results of operations could be adversely affected.
•We maintain significant international operations and are subject to a variety of risks associated with doing business outside the United States, including difficulties associated with maintaining compliance with numerous laws and regulations, general economic, social and political conditions in countries where we operate and the need to expand into, and compete in, new jurisdictions resulting from shifts in supply chains.
•We may be adversely affected by global and regional economic and political instability.
•We conduct significant business in China, including through our joint venture with CCIC, and are therefore subject to China’s laws and regulations, which can be complex and evolve rapidly. The Chinese government has the power to exercise significant oversight and discretion over the conduct of our business in China, and the laws and regulations to which we are subject may change rapidly and with little notice. These laws and regulations may be interpreted, applied or enforced inconsistently by different agencies or authorities and may be inconsistent with or restrictive of our current operations. Any new or changed regulations and policies could result in a material change in our operations and could have a material adverse effect on our business. The Chinese government may also intervene in or influence our business in China at any time, without notice, including placing restrictions on our operations in China, which could have a material adverse impact on the value of our Class A common stock. For additional information, see “Risk Factors—Risks Related to Conducting Business in China.”
•If our relationship with CCIC—with whom we co-own a joint venture—were to be negatively impacted, if we are unable to renew our joint venture with CCIC or if the joint venture were to be terminated, our business, financial condition, results of operations and profitability would be materially adversely affected.
•Changes in the economic policies of the government of China could have a significant impact on the business we may be able to conduct in China and the profitability of our business.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
•Our success depends upon our ability to recruit, train and retain key employees, including our senior leadership and our trained and skilled engineering, technical and professional personnel.
•We work with dangerous materials and in dangerous environments that could injure our employees, contractors or customers, damage our or our customers’ facilities, disrupt our or our customers’ operations and could otherwise result in significant costs, liabilities and obligations.
•We are subject to risks related to sustainability and corporate social responsibility.
•A conflict of interest or perceived conflict of interest between our testing, inspection or certification services, on the one hand, and our advisory and other services, on the other hand, could adversely impact our accreditation or our reputation or expose us to legal liability.
•Changes to relevant regulatory frameworks resulting in a reduction in required inspections, tests or certifications, any requirement that we accept third-party test results or certifications in lieu of collecting our own data and conducting our own tests, and the harmonization of international or cross-industry benchmarks and standards, in each case, could lead to the reduction in demand for, or commoditization of, our services, which could have a material adverse effect on our business, financial condition and results of operations.
•The COVID-19 pandemic and the resulting global economic uncertainty and measures taken in response to the pandemic—or the global outbreak of a new pandemic or contagious disease—has had, and could in the future have, an adverse effect on us or our customers, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.
•Our business depends substantially on the level of our customer satisfaction and specifically on customers maintaining their agreements with us and purchasing additional services from us, a significant decline in any of which could harm our business, financial condition and results of operations.
•Part of our growth strategy is to pursue strategic transactions, including acquisitions, and we may not be able to find suitable acquisition targets or achieve our desired acquisition objectives.
•Allegations of our failure to properly perform our services may expose us to potential product and other liability claims, recalls, penalties and reputational harm or could otherwise cause a material adverse effect on our business.
•Any failure to obtain, maintain, adequately protect or enforce our intellectual property and proprietary rights could impair our ability to protect our proprietary technology, the UL Mark and our brand.
•Any unethical conduct by our employees, agents, contractors, partners, Underwriters Laboratories or ULS could result in financial penalties or affect our brand, reputation or image, any of which could have a material adverse impact on our business, financial condition and results of operations.
•Changes in, a significant delay in obtaining, failure to obtain or the withdrawal or revocation of our licenses, approvals, accreditations or other authorizations or delegations of authority would likely have a material adverse effect on our business, financial condition and results of operations.
•We are currently defending certain litigation, and we are likely to be subject to additional litigation in the future, any of which could be costly to defend and may harm our reputation.
•The significant ownership of our common stock by ULS following the completion of this offering, together with the dual class structure of our common stock, will have the effect of concentrating voting control with ULS for the foreseeable future, which will limit the ability of our other investors to influence corporate matters, including the election of directors and the approval of any change of control transaction.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
•Becoming a public company will increase our compliance costs significantly and require the expansion and enhancement of a variety of financial and management control systems and infrastructure and the hiring of significant additional qualified personnel.
Before you invest in our Class A common stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.”
Reorganization
On November 30, 2021, in pursuit of its mission of advancing safety, security and sustainability in people’s homes and workplaces worldwide, Underwriters Laboratories effected a reorganization (the “Reorganization”) pursuant to which it separated its two primary activities: (i) the research and exploration of, and communication about, threats to human safety and (ii) the translation of research insights into practical innovations to advance human safety through the development of safety standards and proactive communication, advocacy and policy initiatives related thereto (the “Standards Activities”). The purpose of the Reorganization was to facilitate the planned growth of these initiatives by helping to dedicate time and resources exclusively to each. The Reorganization entailed the transfer of all of the personnel, assets, liabilities and activities related to the Standards Activities, along with all of the stock (via a charitable grant of a majority of the issued and outstanding shares of capital stock of UL Inc. and a sale of the remainder) of UL Inc. to ULS. In connection with the Reorganization, in December 2021 and January 2022, we paid special cash dividends to ULS of $200 million and $1.6 billion, respectively. Following the Reorganization, Underwriters Laboratories is the sole member of ULS. As a result, ULS is our sole stockholder prior to this offering.
The following diagram sets forth a simplified view of our corporate structure after the Reorganization, and after giving effect to the consummation of this offering. This chart is for illustrative purposes only and does not represent all legal entities affiliated with the entities depicted (including our subsidiaries).
Corporate History and Information
In 1894, William Henry Merrill, Jr. founded Underwriters Electrical Bureau, an electrical testing laboratory to insurance underwriters. In 1901, Underwriters Laboratories was incorporated in the state of Illinois as a nonprofit organization dedicated to the promotion of safety standards, publishing its first standard in 1903, “Tin Clad Fire Doors.” The first UL Mark for use outside of the United States was introduced in 1992 for the Canadian market.
For 128 years, Underwriters Laboratories has engaged, including through controlled affiliates, in four principal activities: (1) conducting and disseminating scientific research on public safety issues, (2) engaging in education and outreach activities to promote public safety, (3) developing standards for public safety and (4) testing, inspecting and certifying products to safety standards.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
UL Inc., the registrant and the issuer of our Class A common stock in this offering, was incorporated as Underwriters Laboratories (USA) Inc. in 2008 and changed its name to UL Inc. in 2011. In 2012, Underwriters Laboratories transferred its testing, inspection and certification activities to UL Inc. In 2021, Underwriters Laboratories transferred its Standards Activities to ULS, pursuant to the Reorganization. Underwriters Laboratories remains a tax-exempt nonprofit organization and continues to engage in scientific research activities. UL Inc. remains an indirect subsidiary of Underwriters Laboratories, with the same goal of advancing public safety.
Our corporate headquarters are located at 333 Pfingsten Road, Northbrook, Illinois 60062. Our telephone number is (847) 272-8800. Our principal website address is www.ul.com. The information on, or that can be accessed through, our website or any subsection thereof is not, and will not be deemed to be, incorporated in this prospectus or to be part of this prospectus. You should not consider information contained on our website to be part of this prospectus in deciding whether to purchase shares of our Class A common stock.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
THE OFFERING

Class A common stock offered by the selling stockholder	shares.
Underwriters’ option to purchase additional shares of Class A common stock
The underwriters have an option to purchase up to            additional shares of Class A common stock from the selling stockholder at the initial public offering price, less underwriting discounts and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Class A common stock to be outstanding upon completion of this offering	shares.
Class B common stock to be outstanding upon completion of this offering	shares.
Class A and Class B common stock to be outstanding upon completion of this offering	shares.
Use of proceeds
We will not receive any proceeds from the sale of Class A common stock by the selling stockholder, including any exercise by the underwriters of their option to purchase additional shares of Class A common stock from the selling stockholder. See “Use of Proceeds.”

Controlled company	Upon completion of this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE.
Voting rights
Upon completion of this offering, we will have two classes of common stock, Class A common stock and Class B common stock. The rights of holders of Class A common stock and Class B common stock immediately following the offering will be identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock will be entitled to one vote. Each share of Class B common stock will be entitled to          votes, will be convertible at the election of the holder thereof into one share of Class A common stock at any time and will be subject to mandatory conversion upon the occurrence of certain events, as further described in “Description of Capital Stock.”
Immediately following the offering, ULS will be the only holder of our Class B common stock, and it will beneficially own          % of our outstanding capital stock and hold          % of the voting power of our outstanding capital stock (or          % and          %, respectively, if the underwriters exercise their option to purchase additional shares of our Class A common stock from the selling stockholder in full). ULS, as the sole holder of our outstanding Class B common stock, will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. See “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

Dividend policy
We currently intend to make a regular quarterly cash distribution on our common stock; however, we cannot give any assurance that dividends will be paid in the future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws and compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Risk factors
Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 21 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Listing	We intend to apply to list our Class A common stock on the NYSE under the symbol “ .”
The number of shares of our common stock that will be outstanding upon the completion of this offering is based on          shares of our common stock outstanding as of                      2022, and gives effect to the Reclassification described below, and excludes:
•          additional shares of Class A common stock that will become available for future issuance (i) for the settlement of awards under the pre-offering UL Inc. Long-Term Incentive Plan (the “LTIP”) that are converted from cash-settled awards to stock-settled stock appreciation rights, effective as of the offering date and/or (ii) pursuant to equity awards approved under the 2022 Long-Term Incentive Plan (the “Post-Offering 2022 LTIP”), which will become effective once the registration statement of which this prospectus forms a part is declared effective.
Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:
•the filing and effectiveness of our amended and restated certificate of incorporation (the “Amended Charter”), which will occur prior to the closing of this offering and which will, among other things, effect (i) the authorization of          shares of Class A common stock and          shares of Class B common stock and (ii) the reclassification of all shares of our Class A common stock outstanding prior to this offering (the “Pre-IPO Class A common stock”) into shares of Class B common stock, which is referred to as the “Reclassification”;
•the adoption of our amended and restated bylaws (the “Amended Bylaws”), which will occur immediately prior to the closing of this offering;
•no exercise by the underwriters of their option to purchase up to          additional shares of Class A common stock from the selling stockholder; and
•an initial public offering price of $          per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables present the summary consolidated financial and other data for us and our subsidiaries. We have derived the summary consolidated statement of operations data for the years ended December 31, 2021, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the three months ended March 31, 2022 and 2021 and the consolidated balance sheet data as of March 31, 2022 have been derived from our unaudited interim condensed consolidated financial statements that are included elsewhere in this prospectus. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,			Three Months Ended March 31,
(in millions)	2021	2020	2019	2022	2021
Consolidated Statement of Operations:
Revenue	$2,517	$2,301	$2,315	$623	$576
Cost of revenue	1,338	1,270	1,280	324	312
Gross margin	1,179	1,031	1,035	299	264
Selling, general and administrative expenses	892	668	708	196	194
Operating income	287	363	327	103	70
Interest expense	(1)	(1)	(1)	(2)	(1)
Other (expense) income, net	(12)	(29)	(7)	10	(12)
Income tax expense	(36)	(90)	(62)	22	12
Net income	$238	$243	$257	$89	$45

	As of March 31, 2022
(in millions)	Actual	Pro Forma(1)
Consolidated Balance Sheets:
Cash and cash equivalents	$420
Total current assets	1,166
Total assets	2,848
Total current liabilities	847
Long-term debt	649
Total liabilities	2,015
Total stockholder’s equity	833
__________________
(1)The pro forma column gives effect to the Reclassification and the filing and effectiveness of our Amended Charter.

	Year Ended December 31,			Three Months Ended March 31,
(in millions)	2021	2020	2019	2022	2021
Net cash provided by (used in):
Operating activities	$421	$487	$386	$105	$19
Investing activities	$178	$(344)	$(164)	$(66)	$(60)
Financing activities	$(228)	$(20)	$(22)	$(947)	$(16)

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

	Year Ended December 31,			Three Months Ended March 31,
(in millions)	2021	2020	2019	2022	2021
Key Operating and Non-GAAP Financial Measures(1):
Adjusted EBITDA	$429	$510	$475	$138	$105
Free Cash Flow	$314	$368	$237	$62	$(3)
__________________
(1)Adjusted EBITDA and Free Cash Flow are financial measures that are not calculated in accordance with GAAP. For information about why we consider each to be a useful measure and a discussion of the material risks and limitations of such measure, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Non-GAAP Financial Measures.”
The table below reconciles consolidated Adjusted EBITDA to net income for the periods presented.

	Year Ended December 31,			Three Months Ended March 31,
(in millions)	2021	2020	2019	2022	2021
Net income	$238	$243	$257	$89	$45
Depreciation and amortization expense	142	147	148	35	35
Interest expense	1	1	1	2	1
Other expense (income), net	12	29	7	(10)	12
Income tax expense	36	90	62	22	12
Adjusted EBITDA	$429	$510	$475	$138	$105
The table below reconciles Free Cash Flow to net cash provided by operating activities for the periods presented.

	Year Ended December 31,			Three Months Ended March 31,
(in millions)	2021	2020	2019	2022	2021
Net cash provided by operating activities	$421	$487	$386	$105	$19
Capital expenditures	(107)	(119)	(149)	(43)	(22)
Free Cash Flow	$314	$368	$237	$62	$(3)

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our audited financial statements and the related notes, before deciding to invest in our Class A common stock. The occurrence of any of the events described below could have a material adverse effect on our business, operating results, financial condition, liquidity or prospects. In any such event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business. See “Cautionary Note Regarding Forward-Looking Statements.”
Risks Related to Our Industry and Business
Because our success depends substantially on the value of our brand and our reputation as a market leader in the TIC services industry, adverse publicity, damage to our brand or a loss of reputation could impact the demand for our services or erode our market share or otherwise have a material adverse effect on our business.
Our reputation and the value of our brand are critical to our business. Adverse publicity concerning the quality of our services, safety or non-compliance issues with products we have tested or certified, whether or not directly relating to or involving the services we performed, and other matters, including adverse publicity about, or events relating to, Underwriters Laboratories or ULS, could result in the loss of our existing customer relationships, our inability to attract new customers, legal claims, government or regulatory investigations, increased insurance costs or diminished trust from AHJs, all of which could adversely affect our business and operations. The value of our brand and our reputation could be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in substantial litigation.
Any such incidents, and any resulting adverse publicity, may arise from events that are beyond our control, such as international trade disputes, regulatory changes, market fluctuations, supply chain constraints and poor quality control in our customers’ manufacturing processes. In addition, from time to time, our customers and others make claims and take legal action against us, Underwriters Laboratories or ULS. Whether or not any such claims have merit, they may adversely affect our reputation, our customers’ trust in our brand and the demand for our services. Demand for our services could also diminish significantly if any such incidents or other matters erode general confidence in us or our services, which would likely result in reputational damage or lower sales, either of which could materially and adversely affect our business and results of operations.
The TIC industry is highly competitive and fragmented, and our ability to effectively compete depends heavily on our brand and reputation. Any real or perceived issues delivering our services to our customers or our failure to provide high-quality services to our customers could adversely affect our brand and reputation, and customers may no longer choose us over our competitors. This, in turn, could cause us to lose market share and our market leadership position, which could have a material adverse effect on our financial condition and results of operations.
Technological advances in artificial intelligence (“AI”) may in the future disrupt the TIC industry, which could significantly reduce the demand for our services.
The success of our TIC business depends on sustained demand for our services, which are carried out by our employees who leverage a broad range of technological advances to perform their work. For example, the majority of our TIC services are performed by skilled technicians, engineers, scientists and regulatory experts at our various facilities or on-site at our customers’ facilities. As technology continues to evolve, more tasks currently performed by people may be augmented or replaced by automation, robotics, AI/machine learning and other technological advances outside of our control. These technological advances also have the potential to enable the development of alternative competitive services or enable our customers to reduce or bypass the use of our services. If any of our customers, competitors or new market entrants were to develop algorithms or other AI tools capable of replicating or better competing against our services, our services and solutions could, over time, become obsolete or unnecessary, or demand for our services could be significantly reduced, particularly if any such AI alternative proved to be more accurate, more efficient or more cost-effective than our employees. Any widespread automation of our TIC services could have a material adverse effect on our business, financial condition and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
The success of our business depends, in part, on our ability to develop new proprietary technical solutions, increase the functionality of our current solutions and develop our reputation as a technology leader.
Our success depends on our ability to continue to innovate, develop and introduce new software and techniques to support our services in order to continue to meet the requirements of our customers better than our competitors. If we fail to do so, or if a competitor develops equivalent or superior technology, demand for certain of our existing services could decline, we may not be able to take advantage of new market opportunities that may arise and we may be required to make significant unplanned occasional expenditures to develop technological solutions that will allow us to compete more effectively. Furthermore, if our competitors have greater resources and access to funding, they may be able to finance the development of new technologies before we are able to do so, which may allow them to enter new markets before us or provide lower-priced or better-quality services. The occurrence of any of the foregoing events could have a material adverse effect on our business, financial condition and results of operations.
Our business is highly competitive. If we fail to compete successfully, or if we fail to innovate in response to changing customer needs, new technologies or other market requirements, our business, financial condition and results of operations could be adversely affected.
We face competition from other providers of TIC and E&A services, as well as from new competitors such as start-ups and private equity-backed companies. We generally compete with them on the basis of quality, service, reputation, cost, capacity and turn-around time of our services and our reputation with third parties, such as retailers and regulators. If our services, supply, support, distribution, cost structure or reputation do not enable us to continue competing successfully with our current competitors, or to compete in the future with any new market entrants, our business, financial condition and results of operations could be materially adversely affected.
Our future success and competitive advantage also depend on our ability to keep pace with rapid technological changes that could make our services less competitive or obsolete and on our ability to increase customer adoption of our services, including our SaaS offerings. Our customers are continuously innovating their products and technology and generally expect us to keep pace with their innovations. We risk losing market share if we fail to adapt quickly enough to market needs in areas like AI, embedded software, functional safety and other new technologies as they evolve. Our competitors or others might develop technologies or services that are more effective or commercially attractive than our current or future offerings, or that render our technologies or services obsolete. If we fail to invest in the right technologies, or to innovate as technology and our customers’ needs evolve, or if our competitors introduce superior technologies or services and we cannot make enhancements to our own, our competitive position and, in turn, our business, financial condition and results of operations could be materially and adversely affected. Many of the markets in which we compete, including cybersecurity and connected devices, are also subject to evolving industry standards and regulations, resulting in increasing compliance requirements for us and our customers. To the extent we expand further into highly regulated industries, our services may need to address additional requirements specific to those industries.
In addition, our ability to compete may be affected by increased digital disruption of the TIC industry by evolving technology and new solutions. The TIC industry is subject to increasingly rapid technological changes, including an increased focus on data provisioning and analysis. For example, increased digitization of regulatory or product information, simulation and predictive testing of products, remote inspection or reliance on AI could replace traditional TIC services. Our failure to innovate and adapt to address these changes, either on a timely basis or at all, could result in our loss of market share or significantly reduce demand for our services.
Finally, remaining competitive in our industry requires us to maintain a favorable geographic dispersion. If our geographic placement and dispersion are, or become, suboptimal, we could lose or miss out on market share. Additionally, we compete with a number of local and regional TIC service providers who may be better suited than us to compete in local and regional markets due to their brand recognition, expertise in local and regional regulations and better access to local and regional markets and customers. If we cannot adapt or meet the needs of our customers in the various regions in which we and our customers are located, we may not be able to continue to compete successfully on a global scale.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
We are subject to a variety of risks associated with doing business outside the United States.
We maintain significant international operations, including operations in China, Japan, Taiwan, Germany, the Republic of Korea, Italy and Canada, as well as other countries. We continue to increase our global footprint. For example, in the first half of 2022, we opened additional laboratories in Mexico and Vietnam. For the three months ended March 31, 2022, approximately 59.2% of our revenue has been generated from customers outside the United States. As a result, we are subject to a number of risks and complications associated with international sales, services and other operations, as well as risks associated with U.S. foreign policy. These include:
•difficulties associated with compliance with numerous, potentially conflicting and frequently complex and changing laws and regulations in multiple jurisdictions, such as with respect to business licensing and environmental matters, intellectual property, privacy and data protection, corrupt practices, embargoes, trade sanctions, competition, employment and licensing;
•general economic, social and political conditions in countries where we operate, including international and U.S. trade policies, currency exchange rate fluctuations and political instability;
•tax and other laws that reduce our profitability or restrict our ability to use tax credits, offset gains or repatriate funds, as well as changes in local and international tax laws, including transfer pricing regulations and changes in tax treaties, which may restrict our ability to use tax credits, offset gains, repatriate funds or result in adverse tax consequences;
•any adverse changes in the regulatory environments applicable to us, which could negatively impact our business;
•foreign exchange and currency restrictions, transfer pricing regulations and adverse tax consequences, which may affect our ability to transfer capital and profits;
•inflation, deflation and stagflation in any country in which we have operations;
•foreign customers with longer payment cycles than customers in the United States; and
•imposition of or increases in customs duties and other tariffs.
Further, we operate in a number of countries throughout the world, including in countries that lack developed legal systems or do not have as strong a commitment to anti-corruption and ethical behavior as is required by U.S. laws or by our corporate policies. In addition, based on the nature of our services and our structure, we deal with both governments and government-owned business enterprises, such as our 70% joint venture interest in UL-CCIC Company Limited (“UL-CCIC”). Therefore, we are subject to the risk that we, our officers, directors, employees, business partners, joint venture partners or any third party that we engage to do work on our behalf may take action determined to be in violation of anti-corruption laws in the jurisdictions in which we conduct business, including the U.S. Foreign Corrupt Practices Act (the “FCPA”), the UK Bribery Act 2010 (the “Bribery Act”) and the Canadian Corruption of Foreign Public Officials Act (the “CFPOA”), which prohibit corruptly providing, offering, promising or authorizing, directly or indirectly, anything of value to foreign officials, political parties or candidates for political office for the purposes of obtaining or retaining business or securing any improper business advantage. The provisions of the Bribery Act also prohibit non-governmental commercial bribery, soliciting or accepting bribes and “facilitation payments,” or small payments to low-level government officials to expedite routine approvals. The Bribery Act also has an offense applicable to corporate entities and partnerships that carry on part of their business in the United Kingdom that fail to prevent bribery, which can take place anywhere in the world, by persons who perform services for or on behalf of them, subject to a defense of having adequate procedures in place to prevent the bribery from occurring. The offense could render parties criminally liable for the acts of their agents, joint venture partners or commercial partners, even if done without their knowledge.
Any violation of the FCPA, the CFPOA, the Bribery Act or any similar anti-corruption law or regulation could result in substantial fines, sanctions, disgorgement of profits or civil or criminal penalties, debarment from business dealings with certain governments or government agencies or restrictions on the marketing of our services in certain

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
countries, injunctions or other remedial measures, which could harm our business, financial condition and results of operations. If these anti-corruption laws or our internal policies were to be violated, our reputation and operations could also be substantially harmed. Further, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
Compliance with multiple, and potentially conflicting, international laws and regulations, including anti-corruption laws, may be difficult, burdensome or expensive. U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We maintain internal controls, policies and procedures to promote compliance by our directors, officers, employees or business partners and third parties acting on our behalf with the FCPA, the Bribery Act, the CFPOA and other applicable anti-corruption laws. However, we can make no assurance that our controls, policies and procedures, even if enhanced, have been or will be followed at all times or will effectively detect and prevent all violations of the applicable laws. Further, in connection with past and future acquisitions by us, there is a risk of successor liability relating to such laws in connection with prior actions or alleged actions of an acquired company. Such matters or allegations related to such matters could adversely affect our reputation and the burden and cost associated with defending or resolving such matters could adversely affect our business, prospects, financial condition and results of operations.
Although we currently operate in a number of countries throughout the world, a shift in the location of our customers’ product development and manufacturing could result in us needing to expand into, and compete in, new jurisdictions and, as a result, to navigate new regulatory and competitive environments.
We may be adversely affected by global and regional economic and political instability.
We may be adversely affected by global and regional economic and political conditions. The uncertainty or deterioration of the global economic and political environment could adversely affect us. Customers may modify, delay or cancel plans to purchase our services. Any inability of current or potential customers to purchase or pay for our services due to, among other things, declining economic conditions as a result of inflation, rising interest rates, changes in spending patterns and the effects of governmental initiatives to manage economic conditions may have a negative impact on our business, prospects, financial condition and results of operations. Overall demand for our services could be reduced as a result of a global financial crisis, economic recession or political unrest, especially in such areas as China.
For example, Russia’s recent invasion of Ukraine has created increasingly volatile geopolitical and economic conditions around the world. As our operations in Russia and Ukraine, and the revenue we derive from such operations, are immaterial to our business, we do not currently expect that the conflict between Russia and Ukraine will have a material, direct impact on our business. Furthermore, in March of 2022, we made the decision to stop all work in Russia and Belarus and not take on or pursue any new customer orders related to those countries for the foreseeable future. However, geopolitical instability and adversity arising from such conflict (including additional conflicts that could arise as a result in Russia, Ukraine or the surrounding region), the imposition of sanctions, taxes or tariffs against Russia and Russia’s response (including retaliatory acts, such as cyber-attacks and sanctions against other countries) could adversely affect the global economy or specific international, regional and domestic markets we operate in, or disrupt our customers’ supply chains, which could in turn have a material adverse effect on our business and financial condition.
Additionally, our operating cash flows, combined with access to the credit markets, provide us with significant discretionary funding capacity. However, deterioration in the global credit markets may limit our ability to access credit markets, which could adversely affect our liquidity or increase our cost of borrowing. Increases in our cost of borrowing could adversely affect our liquidity and results of operations.
Enhanced trade tariffs, import restrictions, export restrictions, regulations of China or other trade barriers could materially adversely affect our business.
We are continuing to expand our international operations as part of our growth strategy and have experienced an increasing concentration of sales in certain regions outside the United States. There is currently significant uncertainty about the future relationship between the United States and various other countries, most significantly

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
China, with respect to trade policies, treaties, government regulations and tariffs. Tariffs, trade restrictions or trade barriers that have been, and may in the future be, placed on products we test, inspect and certify by foreign governments, especially China, have raised, and could further raise, amounts paid for some or all of our services, which may result in the loss of customers and our business, and our financial condition and results of operations may be harmed. Further tariffs may be imposed that could cover imports of components and materials used in our customers’ products, or our business may be adversely impacted by retaliatory trade measures taken by China or other countries, including restricted access to components or materials used in our customers’ products or increased amounts that must be paid for their products, which could significantly reduce demand for our services, in turn materially harming our business, financial condition and results of operations. Further, the continued threats of tariffs, trade restrictions and trade barriers could have a generally disruptive impact on the global economy and, therefore, negatively impact our sales. Given the relatively fluid regulatory environment in China and the United States and uncertainty regarding how the U.S. or foreign governments will act with respect to tariffs, international trade agreements and policies, there could be additional tax or other regulatory changes in the future. Any such changes could directly and adversely impact our financial results and results of operations. For a discussion of additional risks related to our business in China, see “—Risks Related to Conducting Business in China.”
We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.
Our business is subject to U.S. export controls, including the U.S. Export Administration Regulations. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, our activities are subject to U.S. economic sanctions laws and regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control that prohibit the sale or supply of most products and services to embargoed jurisdictions or sanctioned parties. Violations of U.S. sanctions or export control regulations can result in significant fines or penalties and possible incarceration for responsible employees and managers. If we fail to obtain appropriate import, export or re-export licenses or permits, we may be adversely affected through reputational harm, as well as other negative consequences, including government investigations and penalties.
Also, various countries, in addition to the United States, regulate the import and export of certain technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our SaaS and other technology solutions in those countries. Future changes in export and import regulations may create delays in the introduction of our technology solutions in international markets. Any change in export or import regulations, economic sanctions or related legislation, increased export and import controls or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our technology solutions or limitation on our ability to export or sell our technology solutions could adversely affect our business, financial condition and results of operations.
The success of our operations in international markets is highly dependent on the expertise of local management and operating staff, as well as the political, social, legal and economic operating conditions of each country in which we operate.
The success of our business depends on the actions of our employees. In our international locations, we are highly dependent on our local management and operating staff to serve our customers and operate our facilities in these markets in accordance with local law and best practices. If the local management or operating staff were to leave our employment, we would have to expend significant time and resources building up our management or operational expertise in these local markets. Such a transition could adversely affect our reputation in these markets and could materially and adversely affect our business and operating results.
Additionally, the health and safety of our employees or those working on our behalf, and the security of our physical infrastructure may be affected due to acts of violence or vandalism by anti-social elements. Although we take protective measures to ensure the safety of our employees at our global locations of work and transit, incidents of organized political demonstrations, civil unrest, or random acts of rage can affect the safety of our assets and employees, impacting our business and operating results.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
We are also subject to other inherent risks attributed to operating in a global economy. As of March 31, 2022, we leased or owned 85 sites with labs spread across 27 countries. If the international markets in which we compete are affected by changes in political, social, legal, economic or other factors, such as the economic and political uncertainty resulting from the United Kingdom’s exit from the European Union (commonly referred to as “Brexit”), the conflict between Russia and Ukraine and the global economic impact from the COVID-19 pandemic, our business and operating results may be materially and adversely affected. Uncertainty as a result of Brexit, the conflict between Russia and Ukraine or the COVID-19 pandemic may last for years and could also impact our customers’ businesses and operations. Our international operations may subject us to additional risks that differ in each country in which we operate and such risks may negatively affect our results.
Our senior leadership team is critical to our continued success, and the loss of such personnel could have a material adverse effect on our business, financial condition and results of operations.
Our current and future success depend substantially on the continued service and performance of the members of our senior leadership team. These personnel possess business and technical capabilities that are difficult to replace. We have attempted to mitigate this risk by providing market compensation and benefits, as well as appropriate retention incentives, including long-term incentive compensation with multi-year vesting provisions intended to incentivize and retain these key personnel. If we lose key members of our senior management operating team or are unable to effect smooth transitions from one executive to another as part of our succession plan, we may not be able to effectively manage our current operations or meet ongoing and future business challenges, and this could have a material adverse effect on our business, financial condition and results of operations.
Additionally, successfully executing organizational change, including management transitions and succession plans for our senior leadership, is critical to our business success. Although we have implemented disciplined, ongoing succession planning for our senior leadership and other key executives, this process does not guarantee that the services of qualified senior executives will continue to be available to us in the future.
Our success depends upon our ability to recruit, train and retain key employees—in particular, our technical personnel—including through the implementation of diversity, equity and inclusion (“DEI”) initiatives.
Our current and future success depend substantially on our employees, including highly trained and skilled engineering, technical and professional personnel. We depend on the technical and regulatory know-how of our skilled and technical personnel, and competition for their talent is intense among our competitors. Particularly in highly specialized and technical areas, it has become more difficult to retain employees and meet all of our needs for employees in a timely manner, which could affect our growth. Although we intend to continue to devote significant resources to recruiting, training and retaining qualified employees—in particular, our technical talent—we may not be able to attract, effectively train and retain these employees. Any failure to do so could impair our ability to efficiently perform our contractual obligations, timely meet our customers’ needs and ultimately win new business, all of which could adversely affect our business, financial condition and results of operations.
In particular, the success of our TIC business relies on an adequate supply of skilled engineers. Trained and experienced technical personnel are in high demand and may be in short supply in some areas. We cannot guarantee that we will be able to recruit, attract and retain the skilled workforce of engineers necessary to continue offering our existing and future services widely or efficiently, or that labor expenses or employee turnover will not increase as a result of a shortage in the supply of skilled engineers, any of which could have a material adverse effect on our business, financial condition and results of operations.
Additionally, changes in immigration laws and policies, including during the COVID-19 pandemic, have, in certain circumstances, made it more difficult—and may continue to make it more difficult—for us to recruit or relocate highly skilled technical, professional and management personnel to meet our business needs.
We are also working to advance culture change through the implementation of DEI initiatives throughout our organization. For example, in 2019, we launched our DEI strategy to help embed these priorities into the culture of our Company. If we do not (or are perceived not to) successfully implement these initiatives, our ability to recruit, attract and retain talent may be adversely impacted.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Our profitability could suffer if we are not able to timely and effectively utilize our employees or manage our cost structure.
The cost of providing our services, including the degree to which our employees are utilized, affects our profitability. The degree to which we are able to utilize our employees in a timely manner or at all is affected by a number of factors, including:
•our ability to hire, assimilate and deploy new employees;
•our ability to forecast demand for our services and to maintain and deploy headcount that is aligned with demand, including employees with the right mix of skills and experience;
•our employees’ inability to obtain or retain required certifications;
•our ability to manage attrition; and
•our need to devote time and resources to training, business development and other non-chargeable activities.
Our greatest assets are our employees, and it is important that we spend adequate resources on their continued technical and regulatory training. If our employees are under-utilized, our profit margin and profitability could suffer. If our employees are over-utilized, it could have a material adverse effect on employee morale and attrition, which would, in turn, have a material adverse effect on our business, financial condition and results of operations.
Our profitability is also affected by the extent to which we are able to effectively manage our overall cost structure for operating expenses, such as wages and benefits, real estate expenses, overhead and capital, including our test equipment and its maintenance, and other investment-related expenditures. If we are unable to effectively manage our costs and expenses and achieve efficiencies, our competitiveness and profitability may be adversely affected.
We work with dangerous materials and in dangerous environments that could injure our employees, contractors or visiting customers, damage our or our customers’ facilities and disrupt our or our customers’ operations.
Some of our operations involve destructive testing and the handling of hazardous materials that may pose the risk of fire, explosion, human exposure to hazardous substances or the release of hazardous substances into the environment. For example, as part of our process for certifying a number of products, we use flammable materials and conduct fire testing, such as by setting houses on fire in our large scale fire labs. We also recently opened battery testing labs, where we test lithium ion batteries that contain potentially explosive materials. Such events could result from the actions of our employees, operational failures, natural disasters or terrorist attacks, and might cause injury or loss of life to our employees and others, environmental contamination and property damage. Failure to properly handle, transport or dispose of these materials or otherwise conduct our operations in accordance with these and other EHS laws, or any injury or property damage caused by our employees at our or our customers’ facilities, could expose us to substantial liability for administrative, civil and criminal penalties, cleanup and site restoration costs and liability associated with releases of such materials, damages to natural resources and other damages, as well as potentially impair our ability to conduct our operations. Such liability is commonly on a strict, joint and several liability basis, without regard to fault. Liability may be imposed as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Neighboring landowners and other third parties may file claims against us for personal injury or property damage allegedly caused by the release of pollutants into the environment. A disruption of our operations caused by these or other events could have a material adverse effect on our results of operations.
We are subject to risks related to sustainability and corporate social responsibility.
Our business faces increasing scrutiny related to ESG issues, including renewable resources, environmental stewardship, supply chain management, climate change, safety, diversity and inclusion, workplace conduct, human rights, philanthropy and support for local communities. If we fail to meet applicable standards or expectations with respect to these issues across all of our services and in all of our operations and activities, including the expectations

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
we set for ourselves, our reputation and brand image could be damaged, and our business, financial condition and results of operations could be adversely impacted.
Certain organizations that provide corporate governance and other corporate risk information to investors and stockholders have developed, and others may in the future develop, scores and ratings to evaluate companies and investment funds based on ESG or sustainability metrics. Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company’s ESG or sustainability scores as a reputational or other factor in making an investment decision. In addition, investors, particularly institutional investors, use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with such companies to improve ESG disclosure or performance and may also make voting decisions, or take other actions, to hold these companies and their boards of directors accountable.
Public perceptions that the products we use or the services we use and deliver are not environmentally friendly, environmentally safe or ethical could adversely impact the demand for our services and our results of operations.
Public perception that the products we use or services we use and deliver are not environmentally friendly or safe or that they are harmful to humans or animals, whether justified or not, could reduce demand for our services, increase regulation or government restrictions or actions, result in fines or penalties, impair our reputation, involve us in litigation, damage our brand reputation and otherwise have a material adverse impact on our business, financial position, results of operations and cash flows. For example, we currently contract with a company that conducts testing on animals. If such company fails to comply with the Animal Welfare Act or other laws and regulations governing the treatment of animals used in research, we could be subject to fines, penalties or adverse publicity, and our results of operations could be adversely affected.
A conflict of interest or perceived conflict of interest between our testing, inspection or certification services, on the one hand, and our advisory and other services, on the other hand, could adversely impact our accreditations or our reputation or expose us to legal liability.
Through our advisory services, we provide sustainability, quality and risk management solutions for our customers’ products and their product development, supply chains and organizations, as well as regulatory market access services. Conflicts of interest may arise where we provide certain advisory services or solutions for products or customers to which we are also providing testing, inspection or certification services. To maintain certain of our accreditations, we must meet applicable impartiality standards that govern these conflicts of interest. For example, International Organization for Standardization (“ISO”) 17065 prohibits a certification body and any part of the same legal entity from being the designer, manufacturer, installer, distributor, implementer, provider or maintainer of a certified product, process or service. Although we have systems in place designed to ensure compliance with ISO 17065 and other impartiality requirements, including separate teams of personnel dedicated to our testing, inspection or certification services and our advisory services, such conflicts of interest, or a perceived conflict of interest, between our testing, inspection or certification services and our advisory services could impact our accreditations. Meeting the applicable impartiality requirements may require expending significant resources to implement operating firewalls and otherwise comply. Costs to comply are exacerbated by the fact that various accreditors around the world have offered differing interpretations of the standards governing impartiality and conflicts of interest. If our testing, inspection or certification services are determined not to meet the necessary impartiality standards due to our simultaneous advisory offerings, we could lose our accreditations (e.g., ISO 17025, ISO 17020, ISO 17065) or be forced to divest conflicting businesses. Our reputation could also be harmed, and we could be exposed to significant liability. If any of the foregoing events occur, it would likely have a material adverse effect on our business, financial condition and results of operations.
Adverse changes to applicable regulatory frameworks or an increase in the acceptance of self-declaration of conformity that results in a corresponding decrease in third-party certification could reduce demand for our TIC services, which could have a material adverse effect on our business, financial condition and results of operations.
Our business is primarily driven by private sector requirements and government regulations that currently require independent third-party testing and certification of a significant number of products. For example, much of

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
the demand for third-party certification of professionally installed products, including lighting, HVAC and electrical products—which make up a significant portion of our TIC revenue—is driven primarily by state and local governments as enforced through the use of model codes. In addition, many large retailers currently require that the products they sell be third-party certified, and AHJs demand certification of certain products as well. Any significant adverse change to any regulations governing TIC services, or any significant adverse change in private sector preferences or demands, could have a material adverse effect on our business, financial condition and results of operations.
Additionally, the regulatory regime for TIC services varies by country and product type. For example, some countries allow for self-declaration of conformity to applicable requirements for certain products. If regulations in the United States or other countries are changed to allow for additional self-declaration, or if large retailers were to start accepting self-declared products, the need for third-party certifications could decrease over time, thus reducing demand for our TIC services. Although any shift to a self-declaration model would likely be gradual, a substantial increase in the self-declaration of conformity and any corresponding decreased demand for our TIC services would likely have a material adverse effect on our business, financial condition and results of operations.
Our operations are subject to a variety of business continuity hazards and risks, including our reliance on the use of materials and services from a few locations or suppliers, any of which could interrupt our business operations or otherwise adversely affect our financial condition and results of operations.
Our operations, and the operations of our vendors and service providers, are subject to business continuity hazards and risks that include explosions, fires, earthquakes, inclement weather and other natural disasters; utility or other mechanical failures; labor difficulties or other workforce disruptions; disruption of our communications; terrorist attacks; security breaches; and pandemics or other public health crises.
For example, the sale of labels bearing the UL Mark is material to our certification business, and we currently fulfill label orders submitted to us through one supplier in the United States. Although we have identified alternate third parties to provide this service, we cannot guarantee you that we would be able to contract with such alternate third parties within a reasonable amount of time or at all, or upon similar pricing and volume terms, nor can we be assured that any such third party would be capable of producing our labels in sufficient volume and quality. Any event, including those listed above, other circumstances that result in a prolonged business disruption or shutdown to one or more of their facilities, or the facilities of our other vendors and service providers, or a deterioration in our relationship with them, or any of our other vendors or service providers, in each case, could create conditions that prevent, or significantly and adversely affect, our sales, increase our expenses, create potential liabilities or damage our reputation, any of which could have an adverse effect on our business, financial condition and results of operations.
If we are unable to increase capacity at our existing facilities or build new facilities in a timely and cost-effective manner, we may not achieve our expected revenue growth or profitability or such revenue growth and profitability, if any, could be delayed.
Our growth strategy depends on expanding our capacity, which may include building new facilities and expanding our existing facilities. For example, we recently opened new laboratories in Mexico and Vietnam and are in the process of building a new laboratory in Taiwan and expanding laboratories in the United States and China. The construction or expansion of modern and safe facilities requires significant expenditures. Delay in the review and licensing process for a new facility could impair or delay our ability to develop that facility or increase the cost so substantially that the facility becomes unattractive to us. Any failure to procure and maintain the necessary licenses would adversely affect ongoing development, construction and continuing operation of our facilities. Additionally, even when we maintain the necessary licenses and are in compliance with applicable regulations, we may be unable to maintain or expand our operations at existing facilities, or otherwise execute on our growth strategy, due to negative publicity or resistance from non-governmental organizations or local communities. Suspensions and closures of our facilities could materially impact our results of operations. Any new facilities that are constructed and begin operations may not meet our return expectations due to schedule delays, cost overruns or revenue shortfalls, or they may not generate the capacity that we anticipate or result in the receipt of revenue in the originally anticipated time period, or at all. For example, we have experienced, and may continue to experience in

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
the future, lab equipment shortages as a result of global supply chain disruptions. We may not maintain revenue growth or profitability, or such growth, if any, could be delayed if we are not successful in continuing to expand our capacity. Additionally, if future demand trends warrant capacity in geographic areas that we have not targeted for new growth, we may be unable to capitalize on opportunities in a timely manner.
Our failure to meet contractual schedule requirements, meet a required performance standard, meet our internal contractual performance projections or otherwise perform adequately on a project could adversely affect our business, financial condition and results of operations.
Under some of our agreements, we can incur liquidated or other damages if we do not achieve project completion by a scheduled date. In addition, our costs generally increase from schedule delays and could exceed our projections for a particular project. Project performance can be affected by a number of factors beyond our control, including unavoidable delays from governmental inaction, inability to obtain financing, weather conditions, unavailability of materials or site inaccessibility, changes in the project scope of services requested by our customers, industrial accidents, environmental hazards, labor disruptions and other factors. Any defects or errors, or failures to meet our customers’ expectations, in our projects or services could result in claims for damages against us and could adversely affect our reputation. Material performance problems for existing and future agreements could cause actual results of operations to differ from anticipated results of operations and could cause us to suffer damage to our reputation within our industries and among our customers.
For certain of our services, we face a long selling cycle to secure new agreements, and securing such agreements often requires significant resource commitments, which result in long lead times before we receive revenues from new relationships.
For the majority of our services, our selling cycle is managed by our sales teams and represents the time from initial contact to signed agreement. This type of sale is usually completed between one week and two months in most service areas. However, in some of our service areas, our selling cycle can also involve becoming an approved supplier for third-party services. Doing so is a business development process that can take between six months and one year, depending on the service, resulting in what we consider a long selling cycle. We occasionally incur significant business development expenses, and expend significant resources, during a longer selling cycle, and we may not succeed in winning a new customer’s business, in which case we receive no revenues and may receive no reimbursement for such expenses. Even if we succeed in developing a relationship with a potential new customer, we may not be successful in obtaining contractual commitments after the selling cycle or in maintaining contractual commitments after the implementation cycle, which may have an adverse effect on our business, results of operations and financial condition.
The growth of our business may be adversely affected if we do not implement our growth strategies and initiatives successfully or if we are unable to manage our growth or operations effectively.
We have expanded, and are continuing to expand, our operations, suite of services and customer relationships, which has placed, and will continue to place, significant demands on our management and our operational, IT and financial infrastructures. Additionally, our ability to grow in the future will depend on a number of factors, including our ability to develop and expand new and existing customer relationships, continue providing and expanding the services we offer, hire and train qualified personnel, grow in existing markets and expand into new or future markets, develop and operationalize new service offerings and sustain operational excellence and efficiencies across our business lines. Achieving and sustaining growth requires the successful execution of our growth strategies, which may require the implementation of enhancements to customer-facing, operational and financial systems, expanded sales and marketing capacity, continuous updates to technology and improvements to processes and systems and additional or new organizational resources. Given these challenges, we may be unable to manage our expanding operations effectively, or to maintain our growth, which could have a material adverse effect on our business, financial condition and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Part of our growth strategy is to pursue strategic transactions, including acquisitions, and we may not be able to find suitable acquisition targets or achieve our desired acquisition objectives.
As part of our strategy, we have in the past and plan in the future to seek to grow our business through acquisitions, and any such acquisition may be significant. Any future growth through acquisitions will depend in part upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions, which may not be available to us, as well as sufficient funds from our cash on hand, cash flow from operations, existing debt facilities and additional indebtedness to fund these acquisitions.
Not only is the identification of such suitable acquisition candidates difficult and competitive, but these transactions, including the acquisitions completed in recent years, also involve numerous risks, including the diversion of management’s attention and their ability to:
•successfully integrate acquired facilities, companies, products, systems or personnel into our existing business;
•minimize any potential interruption to our ongoing business;
•successfully enter categories and markets in which we may have limited or no prior experience;
•achieve expected synergies and obtain the desired financial or strategic benefits;
•detect and address any financial or control deficiencies of the acquired company;
•retain key relationships with employees, customers, partners and suppliers of acquired companies, as well as our own employees, customers, partners and suppliers; and
•maintain uniform compliance standards, controls, procedures and policies throughout acquired companies.
Companies, businesses or operations acquired or joint ventures created may not be profitable or may not achieve revenue and profitability levels that would justify the investments made. Recent and future acquisitions could also result in the incurrence of indebtedness, subject to the restrictions contained in the documents governing our then-existing indebtedness.
Recent and future acquisitions could also result in the assumption of contingent liabilities, litigation risk, material expenses related to certain intangible assets, environmental liabilities, increased operating expenses and compliance issues under international laws and regulations, including anti-trust laws, anti-corruption laws, the FCPA and similar anti-bribery laws, which could adversely affect our business, prospects, financial condition and results of operations. In addition, to the extent that the economic benefits associated with any of our acquisitions diminish in the future, we may be required to record additional write-downs of goodwill, intangible assets or other assets associated with such acquisitions, which could adversely affect our business, prospects, financial condition and results of operations. Our ability to realize the benefits we anticipate from our strategic transactions, including acquisition activities, anticipated cost savings and additional sales opportunities, will largely depend upon whether we are able to integrate such businesses efficiently and effectively. If we are unable to successfully integrate the operations of acquired businesses into our business or on the timeline we expect, we may be unable to realize the sales growth, cost synergies and other anticipated benefits we expect to achieve as a result of such transactions and our business, prospects, financial condition and results of operations could be adversely affected.
We operate across a number of industries that have inherent safety risks.
We provide TIC services to companies across a number of industries with a variety of inherent safety risks, such as the energy and utilities, buildings and construction, chemicals and materials and healthcare and life sciences industries. Such safety risks can give rise to serious and potentially catastrophic environmental or technological incidents. Our customers use our TIC services to assess their products, facilities, processes, components and systems. The results of such services may be incorrect or incomplete, whether as a result of poorly designed or flawed tests or inspections, malfunctioning testing equipment, the failure of our employees to adequately perform testing or properly record data or otherwise. If an accident or incident occurs involving products, facilities,

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
processes, components or systems that we tested, inspected or certified, and causes personal injuries or property damage, particularly if the injuries or damage could have been prevented by correct or complete results, we may be subject to negligence or other legal claims or suffer damage to our reputation and, as a result, lose existing or future agreements with customers. In addition, any investigation into or claim related to such an incident could take a significant period of time to conclude, which could create a drain on our resources. Even if our TIC services are carried out competently, we may face claims simply because we tested the product, facility, process, component or system in question.
The current liability regime in the United States and other markets generally minimizes our exposure to product liability claims, in large part because we typically test prototypes. We have also historically been able to contractually limit our liability or protect ourselves from liability through the use of indemnification provisions in our agreements with customers. If we were to start testing end products instead of their prototypes, if the law regarding products liability were to change unfavorably or if we were unable to contractually limit the scope of our potential liability, our business could be materially adversely affected.
There have been no material claims against us in relation to any accidents, disasters or other incidents, or any litigation, giving rise to substantial media coverage during the periods covered by the financial statements contained in this prospectus. However, although we closely monitor the quality of our services, attempt to contractually limit our liability and make clear the limited scope of our engagements, carefully review technical and operational decisions and maximize communication between our engineers and global leadership, there can be no assurance that we will be able to protect ourselves against claims or damage to our reputation resulting from an accident, disaster or other incident or litigation giving rise to substantial media coverage, particularly if any such publicity suggests substantial failures, real or alleged, by us in discharging our responsibilities. Serious damage to our reputation could result in us losing existing and future agreements or make it more difficult for us to compete effectively, any of which would have a negative impact on our financial performance. Any of the foregoing events could significantly damage our reputation or otherwise have a material adverse effect on our business, financial condition and results of operations.
Our reports, certificates and certification marks are at risk of being falsified, counterfeited, forged or tampered with, which could result in costly legal proceedings and damage to our brand and reputation and materially impact our business.
Our core business involves the assessment of products, facilities, processes, components and systems against various legal, regulatory and industry requirements—typically standards and regulations governing quality, safety, performance, sustainability and social responsibility. We act as an independent body and issue reports, certificates and a right to use certification marks generally representing that products, facilities, processes, components and systems conform to applicable requirements.
Because obtaining certification is often vital for our customers and can enhance the marketability of their products, we are exposed to the risk that our reports or certifications could be falsified or tampered with, or that counterfeit reports, certifications or certification marks could be used, infringing our trademarks or copyrights. The production of forged or counterfeit reports, certificates or certification marks can result from employee conduct or, more commonly, external sources, such as fraudulent behavior by a customer or third party aiming to meet regulatory requirements or the requirements of their customers or to gain market access.
The fraudulent creation or use of our reports, certifications or certification marks could lead to the introduction of dangerous products into the marketplace; result in civil and criminal legal proceedings against us or brought by us; threaten our ability to maintain or renew the accreditations, approvals, permits, delegations of authority, official recognition and other authorizations we need to pursue certain activities that are important to our business; result in the withdrawal of certain products from the market or damage our reputation and the TIC industry in general. It could also adversely and significantly impact our reputation, brand, business, financial condition and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Our earnings and profitability may vary based on the mix of our agreements and may be adversely affected by our failure to accurately estimate and manage costs, time and resources.
We generate revenue under various types of agreements, which include time-and-materials and fixed-price agreements. We use time-and-materials agreements for certain of our advisory services. While charges under a fixed-price agreement are based on a fixed price, charges under a time-and-materials agreement are calculated by multiplying an agreed hourly rate by the number of hours incurred, and customers are typically invoiced on a monthly basis. For time-and-materials agreements, there is usually an estimated number of hours or a budget, and the term of the agreement is typically as long as it takes to complete a particular project or set of tasks, although it can also be open-ended if the agreement is a straight hourly agreement. In some cases, we may also charge customers on what we refer to as a cost-plus basis—using a reasonable mark-up, as determined by us, on expenses we incur in providing our services.
Our earnings and profitability may vary materially depending on changes in the proportionate amount of revenues derived from each type of agreement, the percentage of completion, the nature of services or solutions provided, as well as the achievement of performance objectives and the stage of performance at which the right to receive fees, particularly under incentive fee agreements, is finally determined. To varying degrees, each of our agreement types involves some risk that we could underestimate the costs and resources necessary to fulfill the agreement. Our profitability is adversely affected when we incur costs on cost-plus and time-and-materials agreements that we cannot bill to our customers. While fixed-price agreements allow us to benefit from cost savings, these agreements also increase our exposure to the risk of cost overruns.
Revenue derived from fixed-price agreements represented the majority of our total revenue for the year ended December 31, 2021 and for the three months ended March 31, 2022. When making proposals on fixed-price agreements, we rely heavily on our estimates of costs, scope and timing for completing the associated projects, as well as assumptions regarding technical issues. In each case, our failure to accurately estimate costs, scope or the resources and technology needed to perform our agreements or to effectively manage and control our costs during the performance of work could result, and in some instances has resulted, in reduced profits or in losses. More generally, any increased or unexpected costs or unanticipated delays in connection with the performance of our agreements, including costs and delays caused by contractual disputes or other factors outside of our control, such as performance failures of our subcontractors, natural disasters or other force majeure events, could make our agreements less profitable than expected or unprofitable.
Our focus on new growth areas for our business entails risks, including those associated with new relationships, customers, talent needs, capabilities and services.
We are focused on growing our presence in our addressable markets by offering TIC services to both established and emerging industry verticals to which we do not offer TIC services currently, extending into opportunity-rich adjacent markets and acquiring and integrating transformative, disruptive technologies. These efforts entail inherent risks associated with innovation, potential failure to help our customers respond to the challenges they face, shortages of necessary talent and our ability to comply with uncertain evolving legal standards. Some of our targeted growth areas in established and emerging industry verticals and adjacent markets subject us to new risks that we may not be equipped to address. As we attempt to develop new capabilities and service offerings in new markets, and to attract new customers, these efforts could harm our results of operations due to, among other things, a diversion of our focus and resources and actual costs, opportunity costs of pursuing these opportunities in lieu of others and a failure to reach a profitable return on our investments in new technologies, capabilities and businesses, including expenses on research and development investments. If we fail to develop new capabilities, our ability to procure new agreements could be negatively impacted, which would negatively impact our business, results of operations and financial condition.
Although we closely monitor the quality of our services, attempt to contractually limit our liability and make clear the limited scope of our engagements, carefully review technical and operational decisions and maximize communication between our engineers and global leadership, there can be no assurance that we will be able to protect ourselves against claims or damage to our reputation resulting from an accident, disaster or other incident or litigation giving rise to substantial media coverage, particularly if any such publicity suggests substantial failures,

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
real or alleged, by us in discharging our responsibilities. Serious damage to our reputation could result in us losing existing and future agreements or make it more difficult for us to compete effectively, any of which would have a negative impact on our financial performance. Any of the foregoing events could significantly damage our reputation or otherwise have a material adverse effect on our business, financial condition and results of operations.
The COVID-19 pandemic and the resulting global economic uncertainty and measures taken in response to the pandemic—or the global outbreak of a new pandemic or contagious disease—has had, and could in the future have, an adverse effect on us or our customers, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.
Beginning in March 2020, the pandemic caused by the novel strain of coronavirus (“COVID-19”) disrupted the economy and put unprecedented strains on governments, healthcare systems, businesses and individuals around the world. The COVID-19 pandemic also caused significant disruption of global financial markets and economic uncertainty. Although the COVID-19 pandemic has not had a material effect on our short-term revenue, challenging market conditions resulting from the COVID-19 pandemic have had an adverse effect on many of our customers. Additionally, the COVID-19 pandemic has fundamentally changed the way business is conducted.
Most recently, starting in February 2022, certain of our employees in China began working from home as a result of government-mandated lockdowns, which has delayed a portion of the lab testing and field inspections we conduct in China. And while many of our facilities have continued to operate during COVID-19, the pandemic has had, and any resurgence or emergence of additional variants, or the global outbreak of any new pandemic or contagious disease, may in the future have, certain other negative impacts on our business, including, but not limited to, the following:
•necessary reductions in our lab capacities and increased costs and protective measures with respect to the health and safety of employees working in our laboratories, which could affect the ability of our laboratories to operate effectively;
•a decline in customer demand, which could result in reduced revenues;
•the closure or consolidation of large retailers, which could also result in decreased demand from customers for our services;
•delays in the delivery of certain products we use internally, and of certain customer samples to our labs, as a result of global supply chain disruptions, which has had, and could in the future have, a negative impact on our business operations;
•excess turnover among our employees, which could also disrupt our business operations; and
•any postponed or canceled planned investments in response to changes in our business, which could hinder the execution of our growth strategies or our ability to meet our financial obligations.
Furthermore, if future resurgences of COVID-19 occur, if additional variants emerge, or if there is a global outbreak of a new pandemic or contagious disease, we may take actions that alter our business operations, such as those required by local, state or federal authorities or that we determine are in the best interests of our employees. For example, in response to the COVID-19 pandemic, we temporarily closed many of our laboratories and offices and enabled our employees to work remotely. If future resurgences of COVID-19 occur, or if additional variants emerge, we may again temporarily close certain of our offices, laboratories or facilities. Our business operations may be disrupted if a significant portion of our workforce is unable to work safely and effectively due to illness, quarantines, government actions or other restrictions or measures responsive to the COVID-19 pandemic.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Risks Related to Conducting Business in China
Changes in U.S. and Chinese regulations could have a material adverse effect on our business, financial condition, results of operations, our ability to raise capital and the market price of our Class A common stock.
The U.S. government has taken certain actions that impact companies with connections to the United States or China, including imposing several rounds of tariffs affecting certain products manufactured in China and imposing certain sanctions and restrictions in relation to certain Chinese companies, entities and individuals. It is unknown whether and to what extent new legislation, executive orders, tariffs, laws or regulations will be adopted, or the effect that any such actions would have on companies with significant connections to the United States or to China, our industry or on us, including on UL-CCIC, our joint venture company with CCIC. We have business operations both in the United States and China. Any unfavorable government policies on cross-border investments or other transactions or international trade, including increased scrutiny on U.S. companies with significant China-based operations, capital controls or tariffs, may affect our competitive position, our ability to raise capital, the hiring of personnel or the demand for our services or prevent us from offering our services in China or contracting with Chinese customers.
Further, ongoing tensions between the United States and China continue to pose a risk of the United States imposing economic or trade sanctions, or heightened export controls, with respect to parties in China, which could restrict our ability to do business in China or with parties in China. For instance, the Bureau of Industry and Security of the U.S. Department of Commerce has added a number of Chinese parties to its Entity List. Such restrictions would prevent us, including UL-CCIC, where applicable, from selling certain products or providing certain services to entities on the list without a license issued subject to the Export Administration Regulations. Further, if additional parties in China are added to the Entity List, or to other lists of restricted or prohibited persons maintained by the United States government, that could negatively affect our business, including the business of UL-CCIC.
Additionally, China recently passed the Law on Countering Foreign Sanctions, enacted on June 10, 2021, under which foreign persons (individuals and companies) can be subjected to countermeasures for directly or indirectly participating in a foreign country’s “discriminatory restrictive measures” against Chinese entities, which could include adherence to U.S. or other foreign sanctions or possibly even export controls. Countermeasures authorized under the law include the seizure of property, barring transactions with Chinese persons, denial of visas or deportation. This law expands on the Ministry of Commerce’s September 2020 Provisions of the Unreliable Entity List and January 2021 Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation, which created a private right of action under which Chinese entities can sue for damages they allege resulted from a company adhering to “discriminatory foreign measures.”
If any new legislation, executive orders, tariffs, sanctions, export controls, laws or regulations are implemented, if existing trade agreements are renegotiated or if the U.S. or Chinese governments take further retaliatory actions in response to the recent U.S.-China tension, such changes could have a material adverse effect on our business, financial condition and results of operations, and the market price of our Class A common stock.
Our business is subject to the complex and rapidly evolving laws and regulations in China. The Chinese government may exercise significant oversight and discretion over the conduct of our, including UL-CCIC’s, business there and may intervene in or influence our operations at any time, which could result in a material adverse change in our, including UL-CCIC’s, operations or the value of our Class A common stock.
As a U.S.-headquartered global company that conducts significant business in China, our Chinese operations are subject to China’s laws and regulations, which can be complex and evolve rapidly. The regulations to which we are subject in China may change rapidly and with little or no notice to us. As a result, the application, interpretation and enforcement of new and existing laws and regulations in China are often uncertain. These laws and regulations may also be interpreted and applied or enforced inconsistently by different agencies or authorities, or inconsistently with our current policies and practices. New and evolving laws, regulations and other government directives in China may also be costly to comply with. Such compliance, any associated inquiries or investigations or any other

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
government actions or the inconsistent interpretation, application or enforcement of laws or regulations could impact our China operations in the following ways:
•delay or impede our development;
•result in negative publicity, decrease demand for our services or increase our operating costs;
•require significant management time and attention;
•require us to obtain additional licenses, permits, approvals or certificates;
•require us to exit certain industries or stop conducting business with certain customers; or
•subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we refrain from contracting with customers in China or modify or even cease our business practices in China.
The interpretation and enforcement of laws and regulations in China involve additional uncertainties. Because Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we may obtain. These uncertainties may affect our judgment on the relevance of legal requirements in China and our ability to enforce our contractual rights or tort claims there. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.
Furthermore, the Chinese legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As such, we may not be aware of our violation of any of these policies and rules until after such violation occurs. In addition, administrative and court proceedings in China in which we may become involved in the future may be protracted, resulting in substantial costs and diversion of resources and require significant management time.
Regulatory developments in China may also lead to additional regulatory review in China over our activities there. For example, the Chinese government has recently published new policies that significantly affected certain industries, such as the education and internet industries, and we cannot rule out the possibility that the Chinese government will release new or revised regulations or policies concerning or impacting our industry. Any such new or revised regulations or policies could limit our service offerings, restrict the scope of our operations in China, require us to seek permission from Chinese authorities to continue to operate our businesses or cause the suspension or termination of our business in China entirely, all of which would materially adversely affect our business, financial condition, results of operations and value of our Class A common stock. We may have to adjust, modify or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost-efficient or liability-free manner, or at all.
Furthermore, the Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership and has the power to exercise significant oversight and discretion over the conduct of our business in China. This risk is heightened with respect to our joint venture, UL-CCIC, because UL-CCIC is minority owned by CCIC, a Chinese state-owned entity, and UL-CCIC’s ability to operate in China may be materially and adversely affected by the Chinese government’s significant oversight and discretion over the conduct of UL-CCIC’s business. Government actions in the future could significantly affect economic conditions in China and could require us, including UL-CCIC, to materially change our operating activities or require us to divest ourselves of any interests we hold in Chinese assets. Our business may be subject to government and regulatory interference in the provinces in which we operate, and we may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
If our relationship with CCIC were to be negatively impacted, or if we are unable to renew our joint venture with CCIC, or if the joint venture were to be terminated, our business, financial condition, results of operations and profitability would be materially adversely affected.
The joint venture agreement by which we own a direct 70% equity interest in UL-CCIC is set to expire in January 2023. If we are unable to renew the agreement on existing or more favorable terms, or at all, or if the joint venture were to be terminated, our business, reputation, financial condition, results of operations and profitability would likely be materially adversely impacted, and we may be unable to find an alternative partner for our China-based inspections business. We also have a separate contract with CCIC pursuant to which CCIC’s staff conduct inspections for our TIC business in China, including as a subcontractor for UL-CCIC. In 2021, CCIC was responsible for approximately 36% of our global inspections. If we were to lose our contract with CCIC, or if CCIC were to stop providing inspection services for us in the future, our business would be impacted significantly, and any negative impacts on our relationship with CCIC, including our joint venture, would have a material adverse effect on our business, financial condition, results of operations and profitability. As a minority joint-venture partner, CCIC has certain protective rights, whether contractually or pursuant to applicable local laws and regulations, and may have economic or business interests or goals that are not consistent with ours, or may, as a result of financial or other difficulties, be unable or unwilling to fulfill their obligations as a minority joint-venture partner.
Furthermore, we may be exposed to certain commercial and reputational risks as a result of CCIC being a state-owned entity and thus controlled by the Chinese government. For example, CCIC may make politically motivated business decisions that do not align with our commercial interests. In addition, CCIC could conduct business with other companies, organizations or institutions that attract unfavorable political attention in the United States, which could harm our reputation. Any such actions could negatively impact our relationship with CCIC, which would materially and adversely affect our business, financial condition, results of operations and profitability.
If the government of China determines that UL-CCIC’s ownership structure, or the ownership structure of our other Chinese subsidiaries, does not comply with any current or future regulatory restrictions, or if these regulations or the interpretation of existing regulations change in the future, we, including UL-CCIC, could be subject to severe penalties, or we could be forced to relinquish our interests in UL-CCIC’s or our other Chinese subsidiaries’ operations.
The industry sector in which we operate in China is currently not subject to foreign ownership restrictions, and hence we, through our wholly owned subsidiary, UL LLC, are able to hold a direct equity interest in UL-CCIC through UL LLC. However, it is possible that Chinese foreign ownership rules applicable to our sector may change in the future, which could adversely impact our ownership of UL-CCIC or of our other Chinese subsidiaries, and, as a result, have a material adverse effect on our business in China. For example, we may have to reduce our interest in UL-CCIC if tighter ownership limits are imposed, or divest our stake in UL-CCIC altogether should the sector become prohibited from foreign investment.
Our joint venture agreement with CCIC has not been tested in a court of law. However, if disputes with CCIC arise, or the ownership structure, joint venture terms or business of UL-CCIC are challenged and found to be unenforceable or in violation of any existing or future Chinese laws or regulations, we may not be able to enforce our rights under the joint venture agreement. Furthermore, if the interpretation of any such Chinese laws or regulations changes, our rights under the joint venture agreement may be similarly unenforceable. If a violation of relevant laws or regulations is found, the relevant regulatory authorities would have broad discretion to take action in dealing with such violations by, among other things:
•revoking our, including UL-CCIC’s, business or operating licenses;
•shutting down our, including UL-CCIC’s, servers, blocking our, including UL-CCIC’s, website or discontinuing or placing restrictions or onerous conditions on our operation through any transactions involving UL-CCIC or any of our other Chinese subsidiaries;
•imposing fines, confiscating the income of UL-CCIC or any of our other Chinese subsidiaries, blocking the offshore remittance of the profits and earnings of UL-CCIC or of any of our other Chinese subsidiaries or imposing other requirements with which we, including UL-CCIC, may not be able to comply;

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
•requiring us to restructure UL-CCIC’s ownership or governance structure or operations, which in turn could materially affect our ability to consolidate, derive economic interests from or exert control over UL-CCIC or our other Chinese subsidiaries; or
•restricting or prohibiting our use of the proceeds of any financing outside of China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our, including UL-CCIC’s, business.
If Chinese authorities were to take any of these actions, or if they were to disallow the ownership structure of UL-CCIC or any of our other Chinese subsidiaries, it could cause a material disruption to, or material adverse change in, our business operations, including the business operations of UL-CCIC, and severely damage our reputation in China, which could in turn have a material adverse effect on our business, financial condition and results of operations and result in a decline in the value of our Class A common stock.
Changes in the economic policies of the government of China could have a significant impact upon the business we may be able to conduct in China and our profitability.
We have historically derived a significant portion of our revenues from our operations in China, and expect to do so in the future. Accordingly, our business, financial conditions, results of operations, profitability and prospects may be influenced to a significant degree by economic, political, legal and social conditions in China. In recent years, the Chinese government has implemented measures emphasizing market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises. However, a significant portion of productive assets in China are still owned by the Chinese government. The Chinese government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, restricting the inflow and outflow of foreign capital and providing preferential treatment to particular industries or companies.
There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, investment access, treaties, government regulations and tariffs. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although China’s economy has experienced significant growth over the past four decades, growth has been uneven across different regions and among various economic sectors. The Chinese government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us, including UL-CCIC. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are currently applicable to us. In addition, in the past the Chinese government implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.
China’s economy is still not yet a fully market-oriented economy and is subject to five-year and annual plans adopted by the government that set national economic development goals. Policies of the Chinese government can have significant effects on the economic conditions within China. The government of China has indicated that it will continue to pursue market-oriented economic reforms. Under this direction, we believe that China will likely continue to strengthen its economic and trading relationships with foreign countries and business development in China will likely increasingly follow market forces over time. While we believe that this trend will continue, there can be no assurance that this will be the case. A change in policies by the Chinese government could adversely affect our interests through, among other factors, changes in laws, regulations or the interpretation thereof, restrictions on currency conversion, imports or sources of supplies and the expropriation or nationalization of private and foreign-owned enterprises. Although the Chinese government has been pursuing economic reform policies for decades, there is no assurance that the government will continue to pursue such policies or that such policies will not be significantly altered, especially in the event of social or political disruption, or other circumstances affecting China’s political, economic and social environment.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
As the Chinese economy has become increasingly linked with the global economy, China is affected in various respects by downturns and recessions of major economies around the world. The various economic and policy measures enacted by the Chinese government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, policies of the Chinese government or laws and regulations in China could have a material adverse effect on the overall economic growth of China and, in turn, our business, financial condition and results of operations.
Compliance with China’s new laws, regulations and guidelines relating to data privacy and protection, and any other similar future laws and regulations, could materially affect our business.
China has implemented a number of laws and regulations relating to data protection. On August 20, 2021, the National People’s Congress passed the Personal Information Protection Law (“PIPL”), which took effect on November 1, 2021. We, including UL-CCIC, are subject to the PIPL. The PIPL creates a comprehensive set of data privacy and protection requirements that apply to the processing of personal information, clarifying the scope of application, the definitions of personal information and sensitive personal information, the legality of personal information processing and the basic requirements of notice and consent, among other things. Article 40 of PIPL requires operators of critical information and infrastructure (“CIIOs”) and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information outside of China. The PIPL also includes a list of rules which must be complied with prior to the transfer of personal information outside of China, such as compliance with a security assessment or certification by an agency designated by the relevant authorities or entering into standard form model contracts approved by the Chinese cyberspace regulators with the overseas recipient. Notably, the PIPL applies extraterritorially. Failure to comply with PIPL can result in fines of up to RMB 50 million or 5% of the prior year’s total annual revenue.
Under China’s Cybersecurity Law, which took effect on June 1, 2017, any collection, use, transfer and storage of personal information of a Chinese citizen through a network by the network operator should be based on the three principles of legitimacy, justification and necessity and requires the consent of the data subject. In addition, China’s Cybersecurity Law requires CIIOs to store personal information and important data collected and generated from the critical information infrastructure within China. Non-compliance with China’s Cybersecurity Law can result in fines of up to 10 times the illegal gains, or RMB 1,000,000 for the relevant entity, as well as for the personnel directly responsible.
China’s new Data Security Law promulgated by the Standing Committee of the National People’s Congress of China in June 2021 (the “Data Security Law”) took effect on September 1, 2021. The primary purpose of the Data Security Law is to regulate data activities, safeguard data security, promote data development and usage, protect individuals and entities’ legitimate rights and interests and safeguard state sovereignty, state security and development interests. The Data Security Law applies extraterritorially, and to a broad range of activities that involve “important data.” Under the Data Security Law, entities and individuals carrying out processing activities for important data must abide by various data security obligations. For example, the Data Security Law provides that data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection, where data is classified based on the importance of data to the state’s economic development, as well as the degree of harm it will cause to national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. The appropriate level of protective measures is required to be taken for each respective class of data. The Data Security Law also echoes the data localization requirement in China’s Cybersecurity Law and requires important data to be stored locally in China. Such important data may only be transferred outside of China subject to compliance with certain data transfer restrictions, such as passing a security assessment organized by the relevant authorities. The Chinese government is in the process of issuing draft guidance for this new law and we, including UL-CCIC, may need to make adjustments to our data processing practices if we are deemed to process important data. Penalties for breach under the Data Security Law can result in monetary fines of up to RMB one million (approximately US$156,000) for entities, with additional fines for responsible individuals. An entity whose violations results in “serious consequences” may face fines of up to RMB 10 million (approximately US$1.56 million) and the potential suspension of the business and revocation of its business license. Furthermore, if a

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
violation amounts to a crime under Chinese law, the offender will be held criminally liable for committing the crime. In terms of potential regulatory exposure and the risk of enforcement, given the Data Security Law has only recently come into effect, the enforcement trend remains to be seen.
Government agencies in China promulgated several regulations and released a number of draft regulations for public comment, which are designed to provide further implemental guidance in accordance with the laws mentioned above. We cannot predict what impact the new laws and regulations or the increased costs of compliance, if any, will have on our operations in China.
The interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement. Compliance could increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices or offerings could fail to meet all of the requirements imposed on us by such laws and related implementing regulations. Any failure on our part to comply with such laws or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations.
Foreign exchange restrictions may limit our ability to transfer cash between us and UL-CCIC or our other Chinese subsidiaries, across borders and to U.S. investors and affect the value of your investment.
UL-CCIC and our other Chinese subsidiaries are subject to certain regulatory controls on foreign exchange in China, which may affect our ability to transfer cash between us and such entities and across borders (including to U.S. investors). The government of China imposes controls on the convertibility of the renminbi into foreign currencies, as well as the remittance of currency in and out of China. The State Administration for Foreign Exchange (“SAFE”), under the authority of the People’s Bank of China, is in charge of the conversion of renminbi into other currencies and the remittance thereof abroad.
With respect to UL-CCIC, it has been our practice to periodically distribute UL-CCIC earnings via dividend to us and CCIC in proportion to our respective contributions to UL-CCIC’s registered capital. Such dividends to us are declared in renminbi and in our case settled in U.S. dollars. In 2021, 2020 and 2019, the dividends distributed from UL-CCIC to us were $27 million, $23 million and $22 million, respectively. In addition, we and UL-CCIC have various normal course business interactions and exchange cash flows based on the agreements in place between us. These agreements generate payments to us in the form of payments for management fees relating to corporate support services, royalties and service fulfillment fees. Agreements between UL-CCIC and CCIC also generate payments from UL-CCIC to CCIC. Although the size and rate of any future distributions of UL-CCIC’s earnings will depend on the continued performance of UL-CCIC’s business, we currently intend to continue the size and rate of our existing payment practice of such distributions and any intercompany charges in the future.
Under Chinese foreign exchange regulations, cash generated from our joint venture with CCIC in China may not be used to pay dividends without SAFE approval. We must also obtain SAFE approval to use cash generated from our China-based operations, including UL-CCIC, to pay debts in a currency other than renminbi owed to entities outside China, or to make capital expenditure payments outside China in a currency other than renminbi. To date, we have managed through the Chinese regulatory process and successfully completed all attempted inbound and outbound transactions in a timely manner, while following the relevant government regulations and approval processes. This includes the frequent settlement of intercompany charges and dividend distributions to us. However, these restrictions may in the future limit or prevent us from distributing earnings from UL-CCIC or our other Chinese subsidiaries to us and ultimately to our investors in the United States.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Similarly, our ability to transfer funds from outside of China to UL-CCIC or our other Chinese subsidiaries is subject to foreign exchange controls that may require the approval of, or registration with, Chinese government authorities, including SAFE. For example, if we finance our joint venture with CCIC in China using debt from us or lenders outside of China, the loan would be subject to statutory limits and would need to be registered with the local branch of SAFE. If we finance our joint venture with CCIC using capital contributions, these capital contributions may require registration with other governmental authorities in China, including registration with the Chinese State Administration for Market Regulation and SAFE or their local branches and the reporting of foreign investment information with the Ministry of Commerce of the People’s Republic of China or its local branch.
In light of Chinese regulations on dividends, loans, capital contributions and other transfers between China-based entities and parent companies outside of China, we may not meet the necessary government requirements or obtain the required government approvals on a timely basis, if at all. Failure to meet such requirements or obtain such approvals may negatively impact our ability to distribute earnings from UL-CCIC or any of our other Chinese subsidiaries to us and U.S. investors or to fund or settle amounts under our joint venture agreement with CCIC. Any of the foregoing risks could materially and adversely affect our business, results of operations and liquidity and the value of your investment.
If we fail to comply with Chinese EHS laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.
We are subject to numerous EHS laws and regulations, including those governing laboratory procedures, fire safety and the handling, use, storage, treatment and disposal of hazardous materials and wastes. We have significant operations in China that involve the use of hazardous materials, including the operations we conduct through UL-CCIC. Such operations also produce hazardous waste products. We are therefore subject to Chinese laws and regulations concerning the discharge of wastewater, gaseous waste and solid waste. We engage third-party contractors for the transfer and disposal of these materials and wastes. Despite our efforts to comply fully with environmental and safety regulations, any violation of these regulations may result in substantial fines, criminal sanctions, revocations of operating permits, the shutdown of our, including UL-CCIC’s, facilities or the incurrence of obligations to take corrective measures. We cannot completely eliminate the risk of contamination or injury from these materials and wastes. In the event of contamination or injury resulting from the use or discharge of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil, administrative or criminal fines and penalties.
Although we maintain workers’ compensation insurance to cover costs and expenses incurred due to on-the-job injuries to our employees and public liability insurance to cover costs and expenses that may be incurred if third parties are injured on our property, such insurance may not provide adequate coverage against potential liabilities. Furthermore, the Chinese government may take steps towards the adoption of more stringent environmental regulations, and, due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. If there is any unanticipated change in the environmental regulations, we may incur substantial capital expenditures to install, replace, upgrade or supplement our facilities and equipment or make operational changes to limit any adverse impact or potential adverse impact on the environment in order to comply with new environmental protection laws and regulations. If such costs become prohibitively expensive, we may be forced to cease certain aspects of our business operations, and our business may be materially adversely affected.
Risks Related to Information Technology and Our Software
We experienced a ransomware attack which resulted in unauthorized access to and disruption of our systems, and may further result in damage to our brand and reputation, lost sales, legal claims, contractual obligations and increased insurance costs.
On February 13, 2021, we discovered that we were the target of a ransomware attack affecting certain information technology systems and the data maintained on such systems. Although the attack caused some internal operational disruption, our incident response efforts appear to have limited the overall impact to our core business operations. Upon discovery of the attack, we took immediate action to implement our incident response and

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
containment protocols, including processes set forth in our business continuity, disaster recovery, and incident response plans. We promptly took certain potentially compromised systems and applications offline, notified law enforcement and certain customers, and engaged cybersecurity experts and professional advisers to assist in addressing and remediating the attack. We also assessed our legal obligations consistent with applicable privacy and data protection laws and notified potentially affected individuals, as well as government entities and other stakeholders, in accordance with such obligations. While we resolved the incident in a manner that restored the functions of our core and other information technology systems and the integrity of the data maintained on them, as part of that resolution we relied on certain assurances (e.g., that recommended mitigation steps from the U.S. Department of Commerce’s National Institute of Standards and Technology and MITRE cybersecurity frameworks regarding passwords and threat detection are industry standard or best practice), some of which cannot be independently verified. We are unaware of, nor we do we anticipate, any notices, claims, or enforcement actions in connection with our response to this incident, although they are possible. We have assurances from relevant government entities and regulatory authorities that any investigations initiated in connection with this incident have since been closed. In addition, we have since implemented additional measures designed to prevent the reoccurrence of such an attack, including the implementation of multi-factor authentication across our enterprise, strengthening password requirements and partnering with a managed service provider to monitor our endpoints globally. We have submitted insurance claims for certain costs and lost revenue arising from the business disruption and our incident response efforts, and we anticipate most of such claims to be satisfied. Although we have taken steps to prevent similar attacks, we cannot guarantee that such attacks will not occur again, and any similar attacks could result in damage to our brand and reputation, lost sales, legal claims, contractual obligations and increased insurance costs.
We and our partners, service providers and other third parties that we interact with face cybersecurity risks and may fail to adequately secure or maintain the confidentiality, integrity or availability of the data held or detect any related threats, which could result in significant liability and reputational harm, and we may incur increasing costs in an effort to mitigate those risks.
Our business’ operations and reputation depend on its ability to maintain the confidentiality, integrity and availability of data and systems related to its customers, employees, suppliers, proprietary technologies, processes, and intellectual property. We and our business and commercial partners, and other third parties with which we interact rely extensively on third-party service providers’ information technology (“IT”) systems, including cloud-based systems and on-premises servers (i.e., data centers), to record and process data and manage our operations, among other matters. Additionally, we collect, process, transmit and store data about our partners, customers, suppliers and others, including financial information and personal information, as well as other confidential and proprietary information.
We and our service providers and partners have experienced, and may in the future experience, failures of, or disruptions to, IT systems and data breaches, and attempted and successful cyber-attacks, such as ransomware attacks, and data breaches. The inadvertent disclosure of or unauthorized access to IT systems, networks and data, including personal information, confidential information and proprietary information, and actual data security breaches, cyber-attacks, or other security incidents have and could in the future result in or expose us to a risk of loss or misuse of personal, confidential or sensitive information, and significant costs to us, which may include, among others, fines and penalties, costs related to remediation, contractual claims from customers, potential costs and liabilities arising from governmental, regulatory or third-party investigations, proceedings or litigation, diversion of management attention and harm to our reputation, all of which adversely affects our business and reputation and could have a material adverse effect on our financial condition. In addition, undiscovered vulnerabilities in our IT systems or services have and could expose us to hackers or other unscrupulous third parties who develop and deploy viruses and other malicious software programs that have and could attack services and business.
Actual or perceived data security vulnerabilities in our services could harm our reputation and lead customers and partners to reduce or delay future services or use competing services. Cyber-attacks on us or our third-party suppliers, vendors, service providers, or other business or commercial partners, can vary in scope and intent from economically-driven attacks to malicious attacks targeting key operating systems with the intent to disrupt, disable or otherwise cripple operations and service offerings. This has and can include any combination of phishing attacks, malware, ransomware attacks, insider threats or viruses targeted at our key systems and the IT systems. In the case of a cyber-attack, other security incident or other IT failure, has and may in the future cause damage to our key

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
systems or cause us to experience: (i) interruption in our services, (ii) misappropriation of personal information regarding our customers, or partners, (iii) the inability to deliver content to customers or operate the services, and (iv) loss of critical data that has and could interrupt our operations, adversely impact our reputation and brand and expose us to increased risks of governmental and regulatory investigation and enforcement actions, private litigation and other liability, any of which could adversely affect our business. Furthermore, mitigating the risk of future cyber-attacks, data breaches or IT systems failures has resulted, and could in the future result, in additional operating and capital costs in IT systems technology, personnel, monitoring and other investments.
Successful cyber-attacks have and may continue to target us directly, or indirectly target or impact us through our third-party suppliers, vendors, service providers, or other business or commercial partners. Such data security breaches, cyber-attacks, and other security incidents could occur in the future either at their location or ours, or within their systems or our systems, and affect personal or confidential information. The breadth and scope of this threat has grown over time, and the techniques and sophistication used to conduct cyber-attacks, as well as the sources and targets of the attacks, change frequently. Given the unpredictability of the timing, nature and scope of cyber-attacks and other security incidents, we cannot guarantee that the technologies we use will adequately secure the data we maintain, including confidential and personal information, against such attacks, and we cannot entirely eliminate the risk of improper or unauthorized access to or disclosure of such data, cyber-attacks, or other security incidents that impact the confidentiality, integrity or availability of such data, or our systems and operations.
We may experience a compromise of our systems or data, either due to a failure to adequately protect our information technology systems and network infrastructure or otherwise, which could cause a material adverse effect on our business and operations, such as damage to our brand and reputation, legal claims, increased cost of insurance, remediation costs.
We have experienced, and may in the future experience failures of, or disruptions to, IT systems and data breaches, and attempted and successful cyber-attacks, such as ransomware attacks, and data breaches. We take measures designed to prevent the compromise of our systems and data, including configuring to the Center for Information Security standards, using an endpoint detection and response solution and adding immutability to our backups; however, we cannot ensure these measures will prevent any such compromise. A compromise of our systems or data may lead to the inadvertent disclosure of or unauthorized access to IT systems, networks and data, including personal information, confidential information and proprietary information, and could also result in or expose us to a risk of loss or misuse of personal, confidential or sensitive information, and result in significant costs to us, which may include, among others, fines and penalties, costs related to remediation, contractual claims from customers, potential costs and liabilities arising from governmental, regulatory or third-party investigations, proceedings or litigation, diversion of management attention and harm to our reputation, all of which adversely affects our business and reputation and could have a material adverse effect on our financial condition. In addition, undiscovered compromises to our systems and other vulnerabilities in our IT systems or services have and could expose us to hackers or other unscrupulous third parties who develop and deploy viruses and other malicious software programs that have and could attack our services and business.
We may experience an incident leading to an outage of our information technology systems or network infrastructure which may impact our operations, including our ability to deliver services to customers, which may result in damage to our brand and reputation, lost sales, legal claims, contractual obligations, and increased insurance costs.
Outages of our information technology systems or network infrastructure, attempts to overload our servers with denial-of-service, ransomware attacks, cyber-attacks, computer viruses or malicious code, break-ins, phishing impersonation attacks, unintentional incidents causing loss of data, or similar incidents or other IT failures, have and may in the future cause damage to our key systems or cause us to experience: (i) interruption or delays in our services, (ii) misappropriation of personal information regarding our customers or partners, (iii) the inability to deliver services to customers or operate the services, and (iv) loss of critical data, all of which has and could interrupt our operations, adversely impact our reputation and brand and expose us to increased risks of governmental and regulatory investigation and enforcement actions, private litigation and other liability, any of which could adversely affect our business.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
The services we provide are often critical to our customers and partners’ businesses. Certain of our agreements require us to comply with certain data security obligations, which could include ongoing operations of our information technology systems and network infrastructure without interruptions, maintaining network security and backup data, ensuring our network is virus-free, and maintaining business continuity planning procedures. Any failure to meet such contractual obligations, whether or not a result of or related to the services we provide, or an incident leading to an outage of our IT systems or network infrastructure could damage our reputation or result in a claim for substantial damages against us. Our liability for such outages, breaches of data security requirements, or similar incidents may require us to indemnify our customers or our partners, and could result in reputational damage or a loss of customers, partners and revenue.
Furthermore, mitigating the risk of such future incidents has resulted, and could in the future result, in additional operating and capital costs in IT systems technology, personnel, monitoring, insurance coverage, lost sales, mitigation, remediation, and other investments.
We may experience an incident leading to unauthorized access to, disclosure or loss of personal information, including customer data and confidential information, which may result in damage to our brand and reputation, lost sales, legal claims, contractual obligations, and increased insurance costs.
Actual or perceived data security vulnerabilities in our services, cyber-attacks, or other security incidents could harm our reputation and lead customers and partners to reduce or delay future services or use competing services. Such incidents directed against us or our third-party suppliers, vendors, service providers, or other business or commercial partners, can vary in scope and intent from economically-driven attacks to malicious attacks targeting key operating systems with the intent to disrupt, disable or otherwise cripple operations and service offerings. This has and can include any combination of phishing attacks, malware, ransomware attacks, insider threats or viruses targeted at our key IT and other systems. Our existing general liability and cybersecurity insurance may not cover any, or may cover only a portion of any, potential claims or expenses related to such incidents that affect us or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage would increase our operating expenses and reduce our net income, or increase our net loss.
We may experience a ransomware incident with a high ransom demand which could impact financial performance, in addition to other risks described above.
Our IT systems have been, and may in the future be, subject to ransomware attacks and similar incidents or disruptions. The theft, destruction, loss, misappropriation, or release of personal or confidential information, or interference with our information technology systems or the technology systems of third parties on which we rely, as a result of such attack could result in business disruption, negative publicity, reputational harm, violation of privacy laws, loss of customers and liability, all of which could have a material adverse effect on our business, financial condition and results of operations. Additionally, as a result of such attacks, and could be subject to demands, claims, and litigation by private parties and investigations, related actions, and penalties by government authorities. Moreover, we have and could incur significant costs, including costs associated with paying the ransom, negotiating the ransom, notifying affected persons and entities and otherwise complying with the multitude of foreign, federal, state, and local laws and regulations.
We may experience a compromise of our systems or data, which could cause a compromise of the environments of our customers or other third parties with which we conduct business, and may result in damage to our brand and reputation, lost sales, legal claims, contractual obligations, and increased insurance costs.
While we invest in systems and processes that are designed to detect and prevent compromises of our systems or data, including cyber-attacks and other security incidents, and we conduct periodic tests of our security systems and processes, we may not succeed in anticipating or adequately protecting against or preventing all such incidents from occurring, and we and our partners and third parties with whom we interact may still experience such incidents. As such incidents continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities or incidents.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Any such actual or perceived incidents have and in the future could expose us to additional regulatory scrutiny and result in a violation of applicable data privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence, reputational damage, reimbursement or other compensatory costs, and additional compliance costs, and could adversely impact our results of operations and financial condition.
Partial or total destruction of our databases, technology support or technology solutions would have a material adverse effect on our business, financial condition and results of operations.
We maintain databases containing information on many of our available tests, which represent an integral part of our technological advantage. To limit the risk of a partial or total destruction, the main databases are kept in clusters of high availability datacenters interconnected via high-speed communication lines. To further ensure availability, we systematically apply immutable off-site back-ups of the databases. However, if the databases were to be corrupted, damaged or destroyed, it could have an adverse effect on our business, financial position and results of operations.
If we fail to manage our SaaS hosting network infrastructure capacity, or if our infrastructure experiences a significant disruption, our existing customers may experience service outages and our new customers may experience delays in the deployment of our solutions, which could have a material adverse effect on our reputation and business and could lead to litigation.
We have experienced significant growth in the number of users, transactions and data that our hosting infrastructure supports. We seek to maintain sufficient excess capacity in our SaaS hosting network infrastructure to meet the needs of all of our customers. We also seek to maintain excess capacity to facilitate the rapid provision of new customer deployments and the expansion of existing customer deployments. However, the provision of new hosting infrastructure requires significant lead time. If we do not accurately predict our infrastructure capacity requirements, our existing customers may experience service outages that may subject us to financial penalties, financial liabilities, and customer losses. If our hosting infrastructure capacity fails to keep pace with increased sales, customers may experience delays as we seek to obtain additional capacity, which could harm our reputation and adversely affect our revenue growth.
Additionally, any disruption of or interference with our SaaS hosting network infrastructure, including the services and operations of the public cloud providers, could harm our reputation, business, and results of operations. We have experienced, and may in the future experience, disruptions in our computing and communications infrastructure. Factors that may cause such disruptions that may harm our reputation include:
•human error;
•security breaches;
•telecommunications outages from third-party providers;
•computer viruses;
•acts of terrorism, sabotage, or other intentional acts of vandalism, including cyber-attacks;
•unforeseen interruption or damages experienced in moving hardware to a new location;
•fire, earthquake, flood, and other natural disasters; and
•power loss.
Although we maintain a comprehensive disaster recovery plan, store data in more than one geographically distinct location, and perform real-time mirroring of data to disaster recovery locations, we do not currently offer immediate access to disaster recovery locations in the event of a disaster or major outage. Thus, in the event of any factor causing disruption, including those described above, or certain other failures of our computing infrastructure, customers may not be able to access their data for 24 hours or more and there is a remote chance that customer data from recent transactions may be permanently lost or otherwise compromised. In addition, we may not have adequate

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
insurance coverage to compensate for losses from a major interruption. Moreover, some of our agreements include performance guarantees and service level standards that obligate us to provide credits, refunds or termination rights in the event of a significant disruption in our SaaS hosting network infrastructure or other technical problems that relate to the functionality or design of our solutions.
The legislative, judicial and regulatory landscapes relating to data collection, use and processing are challenging to comply with and are evolving and may impact our ability to collect, use and process data, including personal information, and could limit our ability to operate and expand our business, cause revenue to decline and adversely affect our business. The actual or perceived failure to comply with data privacy laws and regulations could result in significant liability or reputational harm.
The domestic and international regulatory environment regarding data privacy and data security is increasingly evolving and demanding, which includes new and changing requirements, which could cause us to incur substantial costs. In the United States, various laws and regulations apply to the collection, processing, disclosure and security of certain types of data, including the Federal Trade Commission Act, the Health Insurance Portability and Accountability Act (“HIPAA”) and state equivalents, and various state laws relating to data privacy and data security, including the California Consumer Privacy Act (“CCPA”). As such, the U.S. Federal Trade Commission, U.S. Department of Health & Human Services, many state attorneys general and many courts interpret the various existing federal and state data privacy and consumer protection laws, and therefore enforce various standards for the collection, disclosure, process, use, storage and security of data, including personal information. For example, HIPAA is a federal law protecting patient health information and creating standards for entities subject to HIPAA, either as a covered entity or a business associate, and the Controlling the Assault of Non-Solicited Pornography and Marketing Act (“CAN-SPAM Act”) is a federal law that imposes certain obligations on business that send commercial emails, such as a requirement to include in every commercial email an “unsubscribe link.” In addition, the CCPA, which came into force in 2020, created new individual data privacy rights for California residents, and places increased data privacy and security obligations on entities handling certain personal information of California consumers and households. The CCPA requires covered companies to provide new disclosures to consumers about such companies’ data collection, use and sharing practices, provide such consumers with expanded rights to access and delete their personal information and to opt-out of certain sales or transfers of personal information.
In the United States, both Congress and state legislatures, along with federal regulatory authorities, have continued to increase their attention on the collection and use of data about individuals. Although data privacy legislation has been introduced in the U.S. Congress to address data privacy more generally, despite significant legislative activity, to date there has not been any significant successful effort at enacting any such legislation; nevertheless, in the event of any such legislation, it would create additional regulatory and compliance obligations, legal risk exposure, and could significantly impact our business activities. In California, the California Privacy Rights Act (the “CPRA”) was voted into law in 2020, which will take effect on January 1, 2023. The CPRA significantly modifies the CCPA, including by imposing additional data privacy and protection obligations on covered companies and expanding consumer rights with respect to certain sensitive personal information. It will also create a new California data protection agency specifically tasked to enforce the law, which will likely result in increased regulatory scrutiny of covered businesses in the areas of data privacy and security. Also, Virginia has adopted a new state data privacy law referred to as the Virginia Consumer Data Protection Act, which is set to take effect on January 1, 2023. Further, Colorado has also adopted a new state data privacy law titled the Colorado Privacy Act, which is set to take effect on July 1, 2023. Similar laws have been proposed in other states and at the federal level, and if passed, we could be subject to such laws regardless of whether we have operations or a physical presence in the applicable state. Further, any such laws may also have potentially conflicting requirements that would make compliance challenging, as well as potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply.
In the EEA we are subject to the European Union’s General Data Protection Regulation (“GDPR”), and any additional requirements in the national implementing laws of countries in the EEA, and in the UK, we are subject to the UK data protection regime consisting primarily of the UK General Data Protection Regulation (“UK GDPR”) and the UK Data Protection Act 2018, in each case in relation to our access, collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual, or personal information. The GDPR and UK GDPR both apply extra-territorially and impose a strict data protection compliance regime with onerous

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
requirements on controllers and processors of personal information. Where we act as a controller, these include, for example: (i) accountability and transparency requirements (detailed disclosures about how personal information is collected and processed), and enhanced requirements for obtaining valid consent (or demonstrating that another appropriate legal basis is in place or otherwise exists to justify data processing activities); (ii) obligations to consider and implement data protection requirements as any new services are developed and to limit the amount of personal information processed; (iii) obligations to comply with data protection rights of data subjects (including the right to access and the right to be “forgotten”); (iv) reporting of personal information breaches to the supervisory authority without undue delay (and no later than 72 hours); and (v) complying with the principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. We generally act as a processor when we handle any customer-related data. Where we act as a processor and process personal information on behalf of our customers or partners we are required to execute mandatory data processing clauses with our customers/partners, notify our customers/partners of any personal information breaches involving customer personal information, assist our customers/partners with any data subject rights requests and any data protection impact assessments, and maintain a record of data processing, among other requirements under the GDPR and the UK GDPR.
The GDPR and UK GDPR each prohibit the international transfer of personal information from the EEA and the UK, respectively, to countries outside of the EEA and the UK, respectively, unless made to a country deemed to have adequate data privacy laws by the European Commission or the UK government (as applicable) or where a data transfer mechanism has been put in place. Recent international legal developments have created complexity and uncertainty regarding transfers of personal information. As data protection authorities in the EEA and UK issue further guidance on personal information export mechanisms, including circumstances where the standard contractual clauses cannot be used, or start taking enforcement action, we could suffer additional costs, complaints or regulatory investigations or fines, or if we are otherwise unable to transfer personal information between and among countries and regions in which we operate, it could affect the manner in which we operate our business and could harm our business, financial condition and results of operations.
These data privacy laws are uncertain, evolving and interpreted and applied in different ways in different countries, even with respect to definitions of personal information and concepts such as anonymization and pseudonymization. There will be increasing scope for divergence in application, interpretation and enforcement, and risks. This will present operational challenges, for example, if dealing with notification requirements in the context of a multijurisdictional data breach. As a result, our legal obligations in different countries, and our efforts to comply with those legal obligations, may be inadequate or in conflict. We cannot guarantee that we are, or will be, in compliance with all applicable domestic and international regulations as they are enforced now or as they evolve.
Any actual or perceived failure by us to comply with laws, regulations, policies or regulatory guidance relating to data privacy, data security, or personal information may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity, and could cause our business or commercial partners and customers to lose trust in us, which could have an adverse effect on our reputation and business. For example, under the CCPA the California Attorney General may impose civil penalties for violations of up to $7,500 per violation if the violation is intentional, and it also provides a private right of action for certain data breaches. In addition to the fines under the CCPA, we are also subject to the supervision of local data protection authorities in the EEA and UK. Fines for certain violations of the GDPR and the UK GDPR are significant—for example, up to the greater of €20 million (£17.5 million) or 4% of total global annual turnover. Therefore, a breach of data privacy laws could result in regulatory investigations, reputational damage, orders to cease or change how we process data, enforcement notices or assessment notices (for a compulsory audit). In addition, we may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
If we use open source software inconsistent with our policies and procedures or the license terms applicable to such software, we could be subject to legal expenses, damages, or costly remediation or disruption to our business.
We use open source software in some of our solutions. The terms of various open-source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our solutions as currently marketed. Certain open-source software licenses require a user who intends to distribute the open-source software as a component of the user’s software to disclose publicly part or all of the source code to the user’s software. Additionally, certain open source software licenses require the user of such software to make any derivative works of the open-source code available to others on terms that are unfavorable to such user or at no cost. This can effectively render what was previously proprietary software open-source software. While we have policies and procedures in place governing the use of open source software, there is a risk that we incorporate open source software with onerous licensing terms, including the obligation to make our source code available for others to use or modify without compensation to us.
If we receive an allegation that we have violated an open source license, we may incur significant legal expenses, be subject to damages, be required to redesign our product to remove the open source software, or be required to comply with onerous license restrictions, all of which could have a material impact on our business. It is possible under the terms of certain open-source licenses (often called “copyleft” or “viral” licenses), if we combine our proprietary software with open-source software in a certain manner, that we could be required to release the source code of our proprietary software and make our proprietary software available under open source licenses. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our solutions, or otherwise be limited in the licensing and commercialization of our solutions, each of which could reduce or eliminate the value of our solutions. In addition to risks related to license requirements, use of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of the software. Even in the absence of a claim, if we discover the use of open source software inconsistent with our policies, we could be required to expend significant time and resources to replace the open source software or obtain a commercial license, which may not be available.
Sales and implementation of our software and related services, including our cloud services, are subject to a number of material risks, some of which are beyond our direct control.
A core element of our business is the successful implementation of our software and service solutions. The implementation of our software and cloud-based service deliveries depends on us, our partners, our customers or a combination thereof. The sale and implementation of our software and related services subjects us to a number of risks, including but not limited to:
•insufficient or incorrect information provided by customers, resulting in mismatched contractual commitments and execution;
•insufficient customer expectation management, including with respect to scope, integration capabilities, implementation and the utilization of our solutions;
•lack of customer commitments and respective engagements, including any insufficient commitment of resources or lack of solution migrations to the latest offerings, resulting in delays or deviations from recommended best practices;
•challenges to effectively implementing acquired technologies;
•unrenderable services committed during the sales stage;
•security risks related to our hosting infrastructure that are not mitigated by cloud platforms; and
•deviations from our standard terms and conditions.
Any of these events could have an adverse effect on our business, financial condition and results of operation.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
We use software vendors and network and cloud providers in our business, and if they cannot deliver or perform as expected or if our relationships with them are terminated or otherwise change, it could have an adverse effect on our business, financial condition and results of operations.
Our ability to provide our services to our customers and operate our global business requires that we work with certain third-party providers, including software vendors and network and cloud providers, and depends on such third parties meeting our expectations in both timeliness, quality, quantity and economics. Our third party suppliers may be unable to meet our expectations due to a number of factors, including factors attributable to the COVID-19 pandemic. We might incur significant additional liabilities if the services provided by these third parties do not meet our expectations, if they terminate or refuse to renew their relationships with us or if they offer their services to us on less advantageous terms. In addition, while there are backup systems in many of our operating facilities, we may experience an extended outage of network services supplied by these vendors or providers that could impair our ability to deliver our services, which could have an adverse effect on our business, financial condition and results of operations.
We could lose our access to our data providers, which could negatively impact our software solutions and could have a material adverse effect on our business, financial condition and results of operations.
Our software business depends upon continued access to and receipt of data from external sources. Our data providers could stop providing data, provide outdated data or inaccurate data or increase the costs for their data for a variety of reasons, including a perception that our systems are insecure as a result of a data security breach, budgetary constraints, a desire to generate additional revenue or for regulatory or competitive reasons. We could also become subject to increased legislative, regulatory or judicial restrictions or mandates on the collection, disclosure or use of such data, in particular if such data is not collected by our data providers in a way that allows us to legally use the data. If we were to lose access to this external data, either temporarily or permanently, or if our access or use were restricted or were to become less economical or desirable, our ability to provide the full breadth of our E&A services and software solutions could be negatively impacted, which could have a material adverse effect on our business, financial condition and results of operations. We cannot provide assurance that we will be successful in maintaining our relationships with these external data providers or that we will be able to continue to obtain data from them on acceptable terms, or at all. Further, we cannot provide assurance that we will be able to obtain adequate data on commercially acceptable terms from alternative sources if our current sources become unavailable.
A failure in the integrity of our data or the systems upon which we rely could harm our brand and result in a loss of sales and an increase in legal claims.
The reliability of our services is dependent upon the integrity of the data in our global systems. A failure in the integrity of our systems, or an inability to ensure that our usage of data is consistent with any terms or restrictions on such use, whether inadvertently or through the actions of a third party, could harm us by exposing us to customer or third-party claims or by causing a loss of customer confidence in our solutions. For example, we license data from third parties for inclusion in the data solutions that we sell to our customers, and while we have guidelines and quality control requirements in place, we do not have absolute control over such third parties’ data collection and compliance practices. We may experience an increase in risks to the integrity of our systems as we acquire content through the acquisition of companies with existing systems that may not be of the same quality or integrity as our existing systems.
In addition, there are continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, data matching, data filtering and other database technologies and the use of the internet as well as emergence of new technologies. These improvements, as well as changes in customer preferences or regulatory requirements or transitions to non-traditional or free data sources or new technologies, may require changes in the technology used to gather and process our data and deliver our solutions. Further, we rely on third-party technology contractors that have extensive knowledge of our systems and

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
database technologies. The loss of these third-party contractors could negatively affect our ability to maintain and improve our systems. Our success will depend, in part, upon our ability to:
•internally develop and implement new and competitive technologies;
•leverage mature governance, data, and analytic capabilities to enable a more efficient and scalable business;
•use leading third-party technologies and contractors effectively;
•respond to changing customer needs and regulatory requirements, including being able to bring our new solutions to the market quickly; and
•transition customers and data sources successfully to new interfaces or other technologies.
We may not successfully implement new technologies, cause customers or data suppliers to implement compatible technologies or adapt our technology to evolving customer, regulatory and competitive requirements. If we fail to respond, or fail to cause our customers or data suppliers to respond, to changes in technology, regulatory requirements or customer preferences, the demand for our services, the delivery of our services and our market reputation could be adversely affected. Additionally, our failure to implement important updates or the loss of key third-party technology consultants could affect our ability to successfully meet the timeline for us to generate cost savings resulting from our investments in improved technology. Failure to achieve any of these objectives would impede our ability to deliver strong financial results.
Although we are continually evolving the systems upon which we rely to meet customer demands and support the development of new solutions and technologies, certain of our existing infrastructure is comprised of complex legacy technology that requires time and investment to upgrade without disruption to the business. We have also licensed, and we may license in the future, proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by the third parties to whom we grant such licenses and by customers, they may take actions that could materially adversely affect the value of our proprietary rights or our reputation, which could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Third Parties
Our business depends substantially on the level of our customer satisfaction and specifically on customers maintaining their agreements with us and purchasing additional services from us. Any significant decline in our customer satisfaction rates or the rates at which our customers purchase additional services from us, as well as any increase in the rates at which our customers terminate our agreements with us, in each case, could harm our business, financial condition and results of operations.
In order for us to improve our operating results, it is important that our customer satisfaction remains high, that our customers maintain their agreements with us and that they also purchase additional services from us. We believe we have a strong business model that will continue to generate significant recurring revenue as long as our customers continue to use the UL Mark on their products and components. However, our customers generally have no obligation to continue purchasing additional services under their agreements with us, and there is no assurance that our customers will continue to request services under their agreements with us at the same or a higher level of service, if at all. Every year, some of our customers elect not to continue purchasing services under their agreements with us. Moreover, certain of our customers have the right to cancel their agreements for convenience, subject to certain notice requirements and, in some cases, early termination fees. Our customer retention rates and the amount of services purchased under their agreements may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our services, our customer service, our pricing, the prices of competing services, mergers and acquisitions affecting our customer base or the acquired customer base, reduced hiring by our customers or reductions in our customers’ spending levels. If our customers do not maintain their agreements with us or the level of services purchased thereunder, renegotiate such agreements, purchase our services on less favorable terms or fail to purchase additional services from us at all, our revenue may decline and our operating results may be harmed.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Any requirements that we accept third-party test results or certifications of components, end products, processes or systems in lieu of collecting our own data and conducting our own tests could impact the demand for our services and have a material adverse effect on our business, financial condition and results of operations.
We generally do not accept third-party test results or certifications. For example, when providing TIC services to our customers, in most cases we do not rely on data, test results or certifications provided by such customers or other TIC providers on components, end products, processes or systems. Instead, we gather our own data and conduct our own tests, which helps us maintain the integrity of our brand and contributes to our revenue. Any requirement—by our customers, regulators or otherwise—to accept third-party data, test results or certifications could negatively impact our reputation or reduce demand for our services. If we were to accept third-party test results or certifications of certain components and test only end products, and if any such end products were to fail, be non-compliant, cause property damage or physical injury or otherwise fail to meet our customers’ expectations, we could be subject to additional liability and reputational damage. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
Any unethical conduct by our employees, agents, customers, contractors or partners could result in financial penalties or affect our brand, reputation or image, any of which could have a material adverse impact on our business, financial condition and results of operations.
We strive to enforce strict ethical values and principles in conducting our business. However, the risk of isolated acts in breach of these values and principles by our employees, agents, customers, contractors or partners cannot be ruled out. These may include employee actions, such as what is known as dry labbing—fabricating test results—or failures to act in the face of corruption in order to secure personal gain, facilitate business development, avoid or settle disputes or fast track administrative decisions, as well as fraudulent acts, conflicts of interest, anti-competitive practices and violation of international economic sanctions.
In terms of ethical conduct, we believe our main risk exposure to be the corruption of our employees or contractors during an audit or inspection carried out at a customer’s premises, or at the premises of one of the customer’s suppliers on behalf of the customer, and we have in the past received reports of our employees and contractors being offered bribes. The risk of corruption increases when (i) the company audited or inspected by our employees or contractors is located in a jurisdiction where corruption is considered to be endemic, culturally accepted or commonly attempted, or when (ii) the audited entity’s business or the development of that business depends on the delivery of a favorable report by us.
We may also experience unethical conduct from customers, which could impact our business. For example, we are subject to the risk that customers will, and have had customers in the past, provide curated or cherry-picked samples that are not representative of production units for use in our testing, inspection and certification processes, which can affect the integrity of our results. In addition, certification programs, or schemes, are governed by rules that can be complex and costly to implement. Our employees and contractors have in the past, and may in the future, face pressure from customers to deviate from a proscribed scheme. Any such deviation, or any other unethical conduct, could result in damage to our reputation or the loss of our accreditations, either of which could have a material adverse impact on our business, financial condition and results of operations. Failure to comply with independence or objectivity rules (which may or may not result from an act of corruption) is also considered a major risk for our business.
Our subcontractors, outside laboratories and other third parties with which we do business could take actions that could harm our business.
We outsource a number of our services, including certain of our laboratory activities. Our subcontractors, outside laboratories and other third parties with which we do business are contractually obligated to operate their businesses in accordance with the standards set forth in our agreements with them and applicable laws and regulations. However, they are independent third parties that we do not control, and who own, operate and oversee the daily operations of their businesses. If any of our subcontractors, outside laboratories or other third parties do not fulfill their contractual obligations to deliver their products or services on time or on budget, our business, financial condition and results of operations could be adversely affected.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Additionally, if such third parties do not successfully operate their businesses in a manner consistent with required laws, standards or regulations, we could be subject to claims from regulators or legal claims for the actions or omissions of such third-party distributors, subcontractors, and vendors. In addition, our relationship with our subcontractors and vendors could become strained (including resulting in litigation) as we impose new standards or assert more rigorous enforcement practices relating to the existing required standards. These strains in our relationships or claims could have a material adverse effect on our reputation, business, financial condition and results of operations.
A conflict of interest or perceived conflict of interest between our business and the research and standards activities of Underwriters Laboratories and ULS, respectively, could adversely impact our reputation and could also have a material adverse effect on our business, financial condition and results of operations.
We are controlled by ULS, of which Underwriters Laboratories is the sole member. Underwriters Laboratories and ULS are both nonprofit organizations. Underwriters Laboratories is focused on the research and exploration of, and communication about, threats to human safety, and ULS is focused on the translation of research insights into practical innovations to advance human safety through development of safety standards and proactive communication, advocacy and policy initiatives related thereto. Like other TIC providers, we often test and certify against such standards when performing our TIC services, and we participate in meetings and in standards technical panels convened by ULS on equal footing with other TIC companies. Although we are dedicated to maintaining our impartiality and independence and have appropriate systems and processes in place to maintain separation between our business and the activities of Underwriters Laboratories and ULS, perceived conflicts of interest may arise where we test, inspect or certify products to assess whether they meet standards developed by ULS. Conflicts of interest could also arise between Underwriters Laboratories’ or ULS’s activities and our business or the interests of any of our customers, which could result in the loss of such customers. A conflict of interest, whether actual or perceived, between us and ULS or Underwriters Laboratories could negatively affect our brand or reputation or the integrity of our reports, certificates and certification marks, any of which could have a material adverse effect on our business, financial condition and results of operations.
We are subject to various restrictive covenants that could materially adversely impact our business, financial position, results of operations and cash flows.
From time to time, we enter into noncompetition agreements or other restrictive covenants (e.g., exclusivity, take or pay and non-solicitation obligations), including in connection with business dispositions or strategic contracts, that restrict us from entering into lines of business or operating in certain geographic areas into which we may desire to expand our business. We also are subject to various non-solicitation and no-hire covenants that may restrict our ability to solicit potential customers or employees. If we do not comply with such restrictive covenants, or if a dispute arises regarding the scope and interpretation thereof, litigation could ensue, which could have an adverse impact on our business, financial position, results of operations and cash flows. Further, to the extent that such restrictive covenants prevent us from taking advantage of business opportunities, our business, financial position, results of operations and cash flows may be adversely impacted.
Risks Related to Litigation and Regulation
Allegations of our failure to properly perform our services may expose us to potential product and other liability claims, recalls, penalties and reputational harm or could otherwise cause a material adverse effect on our business.
We face the risk of financial exposure to product, consumer class action and other liability claims alleging that our failure to adequately perform our services resulted in adverse consequences, including product recalls or seizures, adverse publicity and safety alerts. For example, we have been, and may in the future be, subject to claims resulting from our misapplication of standards or regulations, errors in our testing procedures and our failure to perform certain inspections. We could also face claims that we performed erroneous or out-of-specification testing or data integrity complaints, which could require retesting, and which could result in claims of economic or other loss or which could result in personal injury. We derive limited revenue from government customers and our government contracts may contain additional requirements that may increase our costs of doing business, subject us

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
to additional government scrutiny and expose us to liability for failure to comply with contractual requirements. A product liability judgment against us could also result in substantial and unexpected costs, affect customer confidence in our services, damage our reputation and divert management’s attention from other responsibilities.
Although we maintain product and professional liability insurance coverage in amounts we believe are customary, there can be no assurance that this level of coverage is adequate or that we will be able to continue to maintain our existing insurance or obtain comparable insurance at a reasonable cost, if at all. A product recall or seizure, consumer class action or partially or completely uninsured judgment against us could have a material adverse effect on our business, prospects, financial condition and results of operations.
Changes to the relevant regulatory frameworks could result in a reduction in required inspections, tests or certifications, or harmonized international or cross-industry benchmarks and standards, any of which could lead to the reduction in demand for, or commoditization of, our services.
We conduct our business in a heavily regulated environment, with regulations sometimes differing widely from one country to the next. Many of our business activities involve inspecting, testing or certifying compliance with all types of benchmarks, regulations and standards. These regulatory frameworks are at the heart of most of our operating activities and directly determine our capacity to exercise our TIC activities as well as the operating conditions in which we conduct them.
We benefit from a broad range of differing certification standards that apply to TIC across different countries, regions and states as our customers are frequently required to comply with multiple applicable standards across jurisdictions, thereby increasing their regulatory compliance burden. Increased competitive pressure on TIC activities could drive an acceleration in efforts to harmonize international or cross-industry benchmarks or standards with which our customers regularly need to demonstrate their compliance in order to act in accordance with applicable laws and regulations. If government or other authorities adopt uniform standards or agree to mutually recognize each other’s standards, this could lead to the reduction in demand for, or commoditization of, our TIC services. If the trend were to swing the opposite way, it would lead to fragmentation owing to a decoupling of the Chinese, U.S. and European economies. Certain countries could also choose not to allow private or foreign companies to engage in the local TIC market or may decide to change the rules for conducting business such that we can no longer operate in those countries.
Regulatory developments concerning the collection, use and storage of data could negatively impact our business.
Because personal, public and non-public information is stored in some of our databases, we are vulnerable to government regulation and adverse publicity concerning the use of our data. We provide many types of data and services that already are subject to regulation under GDPR, UK GDPR, China’s Data Security Law and PIPL and various other U.S. and international regulations. These laws and regulations are designed to protect the privacy of the public and to prevent the misuse of personal information in the marketplace.
However, many consumer advocates, privacy advocates and government regulators believe that the existing laws and regulations do not adequately protect privacy. They have become increasingly concerned with the use of personal information, particularly social security numbers, department of motor vehicle data and dates of birth. As a result, they are lobbying for further restrictions on the dissemination or commercial use of personal information to the public and private sectors. Similar initiatives are under way in other countries in which we do business or from which we source data. We have implemented various measures to comply with the data privacy and protection principles of GDPR, however, there can be no assurances that such methods will be deemed fully compliant. If we are unable to comply with the data privacy and protection principles adopted pursuant to GDPR, it will impede our ability to conduct business between the United States and the European Union, which could have a material adverse effect on our business, financial position, results of operations or cash flows.
The following legal and regulatory developments also could have a material adverse effect on our business, financial position, results of operations or cash flows:
•amendment, enactment, or interpretation of laws and regulations which restrict the access and use of personal information and reduce the supply of data available to customers;

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
•changes in cultural and consumer attitudes to favor further restrictions on information collection and sharing, which may lead to regulations that prevent full utilization of our services or solutions;
•failure of our services or solutions to comply with current and future laws and regulations; and
•failure of our services or solutions to adapt to changes in the regulatory environment in an efficient, cost-effective manner.
Our services sometimes involve handling or disposing of hazardous substances or dangerous materials, and we are subject to environmental requirements and risks which could result in significant costs, liabilities and obligations.
Our operations are subject to stringent and complex U.S. federal, state and local, as well as foreign, laws and regulations governing the discharge of materials into the environment, the health and safety aspects of our operations or otherwise relating to environmental protection. Some of our services and operations involve the handling or disposal of hazardous substances or dangerous materials, including explosive, chemical, biological, radiological or nuclear materials. These activities generally subject us to extensive environmental protection and health and safety laws and regulations, which, among other things, require us to incur costs to comply with these regulations and could impose liability on us for handling or disposing of hazardous substances or dangerous materials. Numerous governmental authorities, such as the U.S. Environmental Protection Agency, and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Furthermore, failure to comply with these environmental protection and health and safety laws and regulations could result in civil, criminal, regulatory, administrative or contractual sanctions, including fines, penalties or suspension or debarment from contracting with the U.S. government, and could also result in investigations, the imposition of corrective action or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In certain instances, citizen groups also have the ability to bring legal proceedings against us if we are not in compliance with environmental laws. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. We, like other businesses, can never completely eliminate the risk of contamination or injury from certain materials that we use in our business. If we have any violations of, or incur liabilities pursuant to, these laws or regulations, it may result in a material adverse effect on our business, financial condition and results of operations.
Certain environmental laws impose strict liability (i.e., no showing of “fault” is required) as well as joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly owned or operated by us or facilities of third parties that received waste generated by our operations, regardless of whether such contamination resulted from the conduct of others or from the consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken.
We have limited, and potentially insufficient, insurance coverage for expenses and losses that may arise in connection with environmental contamination. Finally, in connection with certain acquisitions, we could acquire, or be required to provide indemnification against, environmental liabilities that could expose us to material losses.
Failure to comply with labor and employment laws and regulations to which we are subject could result in penalties or costs that could adversely affect our consolidated results of operations.
Our business is subject to complex and stringent regulations, both in the United States and internationally, related to employment laws and regulations, minimum wage requirements, overtime requirements, working condition requirements, citizenship requirements, transportation and other laws and regulations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with the labor and employment laws and regulations to which we are subject, including, for example, the Occupational Safety and Health Act of 1970. Changes in laws, regulations and the related interpretations may alter the landscape in which we do business and may affect our costs of doing business. The impact of new laws and regulations cannot be predicted. Compliance with new laws and regulations may increase our operating costs or require significant capital expenditures. Any failure to comply with applicable laws or regulations could result in

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
substantial fines by government authorities, payment of damages to private litigants, or possible revocation of our authority to conduct our operations, which could adversely affect our ability to service customers and our consolidated results of operations.
Changes in, a significant delay in obtaining, failure to obtain or the withdrawal or revocation of our licenses, approvals, accreditations or other authorizations or delegations of authority would likely have a material adverse effect on our business, financial condition and results of operations.
We are required to obtain and hold permits, licenses, accreditations and other regulatory approvals from numerous governmental bodies, both in the United States and in other countries in which we operate, in order to comply with operating and security standards imposed by such bodies. We are also required to obtain various accreditations and professional licenses. For example, in accordance with the laws and regulations of China, we are required to obtain and maintain various approvals, permissions, licenses, permits and registrations in order to operate our business there. Most critically to our business in China, and for each of our businesses there, we and UL-CCIC are required to register with and obtain a business license from the State Administration for Market Regulation and/or its local branches and, in the case of UL-CCIC, to receive approval from the Certification and Accreditation Administration of the People’s Republic of China. To date, we and UL-CCIC have completed such registration and received such required business licenses and accreditations to operate our business. In addition, depending on the services being provided by a lab in China, we are required to obtain certain qualifications from the China Inspection Body and Laboratory Mandatory Approval authority for such lab.
From time to time, we have experienced delays in obtaining or renewing, and may have failed to obtain, certain required approvals, and there can be no assurance that we will be able to obtain or maintain any such approvals in the future. To date, any such delays or failures to obtain required approvals has not had a material impact on our business or operations. Failure to maintain or renew necessary permits, licenses, accreditations, approvals or authorizations, or to comply with required standards, or any inadvertent conclusion by us that any such permits, licenses, accreditations, approvals or authorizations are not required, could result in our or inability to continue our businesses in the various jurisdictions in which we operate in a manner consistent with past practice, which could in turn have an adverse effect on our results of operations and financial position.
We could also be required to obtain new or different permits, licenses, accreditations, approvals or authorizations in the future. If any new necessary permits, licenses, accreditations, approvals or authorizations are required, or if any review or other procedure is required, we or may not be able to obtain such permits, licenses, accreditations, approvals or authorizations or complete such review or other relevant procedure in a timely manner or at all. Any permits, licenses, accreditations, approvals or authorizations that we obtain could nevertheless be revoked or the terms of their issuance may impose restrictions on our operations.
Our customers may require evidence of various government and private professional licensing and accreditations as part of their selection of a provider of our services, while various governmental and regulatory authorities may mandate certain accreditations and professional licensing in connection with the performance of various services. Although we believe our operations comply with all material accreditation and professional licensing requirements, there can be no assurance that we will always be able to obtain the accreditations and professional licenses necessary or desirable for our business in each jurisdiction in which we operate or seek to operate. A material delay in obtaining, the failure to obtain, or the withdrawal or revocation of, licenses, approvals or other authorizations could have a material adverse effect on individual operations within our business or, more broadly, a negative effect on our overall operations and reputation.
The accreditations, approvals, permits, delegations of authority, official recognition and other authorizations we must in some instances obtain are issued by public authorities or professional organizations, often following long and often complex review procedures. Most authorizations are granted for limited periods of time and are subject to periodic renewal by the authority concerned. For some of our businesses, we must be an active member of certain professional organizations in order to be eligible for select projects.
Although we closely monitor the quality of services provided under these authorizations, as well as the renewal and stability of our authorizations portfolio, any failure to meet our professional obligations or conflicts of interest,

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
real or perceived, could cause us to lose one or more of our authorizations, either temporarily or on a permanent basis. A public authority or professional organization that has granted us one or more authorizations could also unilaterally decide to withdraw such authorizations. For example, the American National Standards Institute accredits one of our primary certification programs using a set of standards published by ISO. If we were to lose this accreditation, our revenues would be negatively impacted, which would cause a material adverse effect on our business, financial condition and results of operations.
Similarly, although we monitor developments in the regulatory landscapes in the jurisdictions in which we operate, if any regulatory agency were to decide that we have not met their required standards or obtained or maintained their required permissions or approvals, such regulatory agency could impose fines and penalties on, limit or revoke our operating privileges in that jurisdiction or take other actions that could have a material adverse effect our business, financial condition, results of operations and reputation.
We are currently defending certain litigation, and we are likely to be subject to additional litigation in the future.
Our business exposes us to significant potential risk from lawsuits, investigations and other legal proceedings. We are currently pursuing and defending various proceedings and will likely be subject to additional proceedings in the future, including, among others, litigation regarding the services and solutions we provide, ordinary course employment litigation and intellectual property-related claims.
For example, as with any TIC company, the quality and pertinence of our work and findings could be called into question in the event that flaws are subsequently identified or a major incident occurs. What makes these types of claims different is that TIC companies can be held liable for sums that are often disproportionate in light of the amounts actually paid for the services provided. In the normal course of our business, we are sometimes involved in proceedings that seek to establish our professional liability on a contractual or extra-contractual basis in connection with the TIC services we provide.
In litigation, plaintiffs may seek various remedies, including without limitation declaratory or injunctive relief; compensatory or punitive damages; restitution, disgorgement, civil penalties, abatement, attorneys’ fees, costs or other relief. Settlement demands may seek significant monetary and other remedies, or otherwise be on terms that we do not consider reasonable under the circumstances. In some instances, even if we comply with applicable laws and regulations, an adverse judgment or outcome may occur based on other applicable laws or principles of common law, including negligence and strict liability, and result in significant liability and reputational damage for us. It is likely that we will be subject to other claims in addition to those described above by similar groups of plaintiffs in the future relating to any of our current or former facilities or activities. In addition, awards against and settlements by our competitors or publicity associated with our current litigation could incentivize parties to bring additional claims against us.
Any claim brought against us, regardless of its merits, could be costly to defend and could result in an increase of our insurance premiums and exhaust our available insurance coverage. The financial impact of litigation is difficult to assess or quantify. Some claims brought against us might not be covered by our insurance policies or might exhaust our available insurance coverage for such occurrences. Furthermore, an insurer might refuse coverage, and even where the claim should be covered by insurance, we have significant self-insured retention amounts, which we would have to pay in full before obtaining any insurance proceeds. To the extent our insurance coverage is inadequate and we are not successful in identifying or purchasing additional coverage for such claims, we would have to pay the amount of any settlement or judgment that is in excess of policy limits. Claims against us that result in entry of a judgment or that we settle that are not covered or not sufficiently covered by insurance policies, or which fall within retained liability under our policies, could have a material adverse impact on our business, prospects, financial condition and results of operations.
Our engagements may result in professional or other liability.
Much of our business involves the provision of professional services. Our services typically involve difficult engineering and scientific assignments and carry risks of professional and other liability. Many of our engagements involve matters that could have a severe impact on a customer’s business, cause a customer to lose significant amounts of money or prevent a customer from pursuing desirable business opportunities. Accordingly, if a customer

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
is dissatisfied with our performance, the customer could threaten or bring litigation in order to recover damages or to contest its obligation to pay our fees. Litigation alleging that we performed negligently, disclosed customer confidential information, lost or damaged product samples, infringed on patents or otherwise breached our obligations to a customer could expose us to significant liabilities to our customers or other third parties or tarnish our reputation.
Risks Related to Our Intellectual Property
Any failure to obtain, maintain, adequately protect or enforce our intellectual property and proprietary rights could impair our ability to protect our proprietary technology, the UL Mark and our brand.
Our success depends to a significant degree on our ability to obtain, maintain, protect and enforce our intellectual property rights. We rely on a combination of trademarks, certification marks, service marks, patents, trade secrets, copyrights and other forms of intellectual property, contractual restrictions, and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to obtain, maintain, protect and enforce our intellectual property rights may be inadequate. We will not be able to protect our UL Mark, brand, know-how or technology if we are unable to enforce our rights for whatever reason or if we do not detect unauthorized use or if there is misuse of our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitors may gain access to or copy our proprietary technology, use similar trademarks and certification marks, and develop and commercialize substantially identical services or technologies, such that our business, financial condition, results of operations or prospects may be harmed.
We believe that our trademarks, logos, service marks and certification marks are integral to our business and our success in building our reputation, customer loyalty and the goodwill associated with our business. The UL Mark, in particular, is critical to our business and our brand, and any loss of protection of the UL Mark would likely have a material impact on either or both. We rely on trademark registrations and have registered, or have applied to register, those trademarks, service marks, and certification marks that we believe are important to our business with the United States Patent and Trademark Office and in many foreign jurisdictions. We cannot assure that our applications will be approved or that these registrations will prevent imitation, counterfeiting or other infringement of our name, certification marks, service marks or the infringement of our other intellectual property rights by others. Third parties may also oppose our trademark applications and registrations or otherwise challenge our use of the trademarks, certification marks or service marks. Imitation, unauthorized use, or misuse of our name, certification marks or service marks in a manner that projects lesser quality or carries a negative connotation of our brand image or services could have a material adverse effect on our business, financial condition, and results of operations. To assert control over the use of our trademarks, we rely on contractual protections with our customers, and we implement quality control measures and monitoring techniques intended to protect our trademarks from unauthorized use or other misuse. However, no assurances can be given that those contracts will not be breached, and we cannot be certain that the actions we have taken to establish, police and protect our trademarks or our resources will be adequate to prevent or detect infringing use by others. If disputes arise in the future, we may not be able to successfully resolve these types of conflicts to our satisfaction. In the event that our certification marks, trademarks or service marks are successfully challenged or cancelled, we could lose protection for them in the applicable jurisdiction, which could result in third parties using identical or confusingly similar marks to our trademarks, certification marks or service marks, loss of brand recognition, could require us to change the operation of our business and could require us to devote resources to advertising and marketing. Although we cannot currently estimate the likelihood of success of any such lawsuit, administrative challenge or ultimate resolution of such a conflict, such a conflict, regardless of outcome, could have an adverse effect on our business, financial condition and results of operations. In the future, we may acquire additional trademarks, service marks or certification marks, or license such marks from third parties, which could require significant cash expenditures. The loss of our trademark protection or the inability to enforce our trademarks, service marks, or certification marks against unauthorized copying or use could have a material adverse effect on our business, financial condition and results of operations.
We have filed various applications for certain aspects of our intellectual property in the United States and other countries, and we currently hold issued patents in multiple jurisdictions. In the future we may acquire additional patents or patent portfolios, license patents from third parties or agree to license the technology of third parties, which could require significant cash expenditures. Our patents do not cover all of our technologies, methods, and

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
systems and our competitors or others may design around our patented technologies. Further, when we seek patent protection for a particular technology, there is no assurance that the applications we file will result in issued patents or that if patents do issue as a result that they will allow us to effectively block competitors creating competing technology. Some of our know-how or technology is not patented or patentable and may constitute trade secrets. To secure and protect our intellectual property, including know-how and trade secrets, we have a policy of requiring our employees, consultants, advisors and other collaborators who contribute to our material intellectual property or have access to our proprietary or confidential information to enter into agreements which include invention and intellectual property assignment language and provisions restricting use and disclosure of our proprietary or confidential information. We also rely on customary contractual protections with our suppliers and customers, and we implement security measures intended to protect our trade secrets, know-how and other proprietary information. However, no assurances can be given that all employees, consultants, advisors or other collaborators who have contributed to material intellectual property development or have had access to our proprietary or confidential information, have actually executed one of these agreements and even if they have, that those contracts will not be breached. Further, those contracts and arrangements may be ineffective in protecting our intellectual property, may not prevent unauthorized disclosure, and do not prevent third parties from independently developing technologies that may be substantially equivalent or superior to our technology. The loss of our intellectual property or the inability to protect our proprietary technology against unauthorized copying or use could have a material adverse effect on our business, financial condition and results of operations.
We also currently hold various domain names relating to our brand. The regulation of domain names in the United States and other countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirement for holding domain names. As a result we may not be able to acquire or maintain all domain names that are important for our business or use our name. Furthermore, we may be unable to prevent third parties from acquiring and using domain names that are confusingly similar to, or that otherwise have a negative impact on, the value of our trademarks, certification marks and other proprietary rights or intellectual property rights. Any inability or failure to do so could adversely affect our brand and make it more difficult for users to find our websites.
To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights, and we may or may not be able to detect infringement by our customers or third parties. Litigation has been and may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights against others may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources could result in our substituting inferior or more costly technologies or injure our reputation. In addition, we may be required to license additional technology from third parties in order to develop and market new services and we cannot be certain that we could obtain commercial licenses of third-party technology on commercially reasonable terms or at all. Our inability to license this technology could harm our ability to compete and have a material adverse effect on our business, financial condition and results of operations.
The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate.
The absence of internationally harmonized intellectual property laws and different enforcement regimes makes it more difficult to ensure consistent protection of our proprietary rights. Despite our best efforts, we may not be able to secure registrations or protection of our trademarks, service marks, certification marks, patentable inventions, copyrights and other intellectual property in certain key foreign jurisdictions and markets due to applicable intellectual property laws and procedures in certain countries. Even if we are able to secure registrations in such foreign countries, our strong international presence may lead to increased exposure to unauthorized copying and use of our technologies, proprietary information or branding. Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. Accordingly, despite our efforts, we

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights. Our inability to secure or enforce our intellectual property rights could have a material adverse effect on our business, results of operations and financial condition.
Our intellectual property is at risk of being copied, imitated, counterfeited or forged, which could result in costly legal proceedings and damage to our brand, reputation and business.
We rely on trademark laws to protect our proprietary rights with respect to our brand, including our service marks, certification marks, and other trademarks. Our efforts to protect our intellectual property may not be effective and may be challenged by third parties. See “—Any failure to obtain, maintain, adequately protect or enforce our intellectual property and proprietary rights could impair our ability to protect our proprietary technology, the UL Mark and our brand.” We are also susceptible to injury from parallel trade (i.e., gray markets) and counterfeiting of our products, services and intellectual property, including our trademarks and certification marks, which could harm our reputation. Infringement claims and lawsuits likely would be expensive to resolve and would require substantial management time and resources. Any adverse determination in litigation could subject us to the loss of our rights to a particular trademark or certification mark, which could prevent us from selling or providing aspects of our services or could subject us to substantial liability, any of which would harm our results of operations.
Since our marks are used internationally, we are dependent on the laws of foreign countries to protect our intellectual property. These laws may not protect intellectual property rights to the same extent or in the same manner as the laws of the United States. See “—The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate.” Although we will continue to devote substantial resources to the establishment and protection of our intellectual property on a worldwide basis, we cannot be certain that these efforts will be successful or that the costs associated with protecting our rights abroad will not be extensive. Given our geographic footprint across multiple continents, our business is subject to increased risks of theft and unauthorized use of our intellectual property. We may face significant expenses and liability in connection with the protection of our intellectual property rights both inside and outside of the United States and, if we are unable to successfully protect our intellectual property rights or resolve any conflicts, our results of operations may be harmed, which would materially and adversely affect our results of operation, financial condition, business, and prospects.
Unintended or unauthorized disclosure of trade secrets, source code or other proprietary information could have a material adverse effect on our business.
In the ordinary course of our business, we maintain sensitive data on our networks, including our intellectual property and proprietary or confidential business information relating to our business and that of our customers and business partners. We regularly enter into confidentiality obligations with our customers, suppliers and parties to or from whom we license or with whom we otherwise exchange intellectual property or confidential information. The secure maintenance of this information is critical to our business and reputation. We have put in place policies, procedures and technological safeguards designed to protect the security and privacy of this information. However, we cannot guarantee that this information will not be improperly disclosed or accessed. Disclosure of this information could harm our reputation, subject us to liability under our agreements and harm our relationships with key counterparties, which could materially and adversely affect our results of operation, financial condition, business and prospects.
In addition, our trade secrets, know-how and other proprietary information may be stolen, used in an unauthorized manner, or compromised through a direct intrusion by private parties or foreign actors, including those affiliated with or controlled by state actors, through cyber intrusions into our computer systems, physical theft through corporate espionage or other means or through more indirect routes, including by joint venture partners, licensees that do not honor the terms of the license, potential licensees that were ultimately not licensed or other parties reverse engineering our solutions.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
We may be subject to intellectual property infringement claims or other allegations, which could result in substantial damages and diversion of our efforts and attention.
The steps we take to prevent misappropriation, infringement or other violation of the intellectual property of others may not be successful, and our defense of any claim, regardless of its merit, could be expensive and time consuming and could divert management resources. We may incur costs to defend against, face liability for or be vulnerable to intellectual property infringement claims brought against us by others, as third parties have asserted and may assert claims against us alleging that we infringe upon, misappropriate, dilute or otherwise violate their intellectual property rights. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims. For example, patent applications in the United States and some foreign countries are generally not publicly disclosed until the patent is issued or published and we may not be aware of currently filed patent applications that relate to our products or processes. If patents later issue on these applications, we may be found liable for subsequent infringement. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition and results of operations. If such proceedings result in an adverse outcome, we could, among other things, be required to:
•pay substantial damages (potentially treble damages in the United States);
•discontinue the use of the infringing processes;
•expend significant resources to develop non-infringing processes; and
•enter into licensing arrangements from the third party claiming infringement, which may not be available on commercially reasonable terms, or may not be available at all.
If any of the foregoing occurs, our ability to compete could be affected or our business, financial condition and results of operations may be materially adversely affected.
Risks Related to Our Indebtedness
We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments due on our debt obligations or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems. Any decrease in our liquidity could result in our inability to meet financial obligations or fund growth plans, and we could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations.
Our inability to generate sufficient cash flow to satisfy our debt obligations or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations.
Our indebtedness may limit our cash flow available to invest in the ongoing needs of our business.
Our outstanding indebtedness may have negative consequences on our business, by, for example, requiring us to dedicate a substantial portion of our cash flow from operations to the payment of debt service, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, dividend increases, stock buybacks and other general corporate purposes, as well as by increasing our vulnerability to adverse economic or

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
industry conditions. In addition, our outstanding indebtedness may limit our ability to obtain additional financing in the future to enable us to react to changes in our business or industry or place us at a competitive disadvantage compared to businesses in our industry that have less debt.
An increase in interest rates would increase interest costs on our Credit Facility (as defined herein) and any variable rate debt we incur, which could adversely impact our ability to refinance existing debt or acquire assets.
Borrowings under our Credit Facility bear interest at a rate per annum equal to, at our option, (a) in the case of U.S. dollar loans, the BSBY rate plus a margin, and for all other currencies, a specified benchmark rate for the applicable currency plus, in certain instances, a specified spread adjustment plus a margin (loans with a rate based on this clause (a), “benchmark rate loans”) or (b) for U.S. dollar loans only, the base rate plus a margin (loans with a rate based on this clause (b), “base rate loans”). The interest rate margin is initially 1.125% for benchmark rate loans and 0.125% for base rate loans but will be adjusted based on our most recently tested consolidated net leverage ratio and may vary from 1.0% to 1.5% for benchmark rate loans and 0.0% to 0.5% for base rate loans. Any increase in the interest rate applicable to borrowings under the Credit Facility will reduce our cash flows available for other corporate purposes, including operations, capital expenditures and acquisitions. Further, rising interest rates could limit our ability to refinance existing debt when it matures and increase interest costs on any debt that is refinanced. We may from time to time enter into agreements such as interest rate swaps or other interest rate hedging contracts. While these agreements may lessen the impact of rising interest rates, they also expose us to the risk that other parties to the agreements will not perform or that the agreements will be unenforceable.
Our Credit Facility contains restrictions and limitations that could impact our ability to operate our business.
Our Credit Facility contains covenants that, among other things, restrict our ability to (i) transfer or sell assets, (ii) create liens, and (iii) enter into agreements restricting dividends or other distributions by our subsidiaries. Our ability to comply with the covenants and restrictions contained in the Credit Facility may be affected by economic, financial and industry conditions beyond our control including credit or capital market disruptions. The breach of any of these covenants or restrictions could result in a default that would permit the applicable lenders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. We may be unable to borrow under the Credit Facility in the future and may not be able to repay the amounts due under such facilities or our other outstanding indebtedness. This could have serious consequences to our financial position and results of operations and could cause us to become bankrupt or insolvent.
We and our subsidiaries may incur substantially more indebtedness, which could further exacerbate the risks associated with our indebtedness.
We and our subsidiaries may incur substantial additional indebtedness in the future. The terms of the instruments governing our indebtedness do not prohibit us or fully prohibit our subsidiaries from doing so. The Credit Facility permits additional borrowings beyond the committed amounts under certain circumstances. If new indebtedness is added to our current indebtedness levels, the related risks we face would increase, and we may not be able to meet all of our debt obligations.
Risks Related to this Offering and Ownership of Our Class A Common Stock
Our Class A common stock price may be volatile or may decline regardless of our operating performance, and you may not be able to sell your shares at or above the initial public offering price.
Prior to this offering, there has not been a public trading market for shares of our Class A common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained, which could make it difficult for you to sell your shares of Class A common stock at an attractive price or at all. The initial public offering price of our Class A common stock will be determined by negotiations between us, ULS and the representatives of the underwriters based upon a number of factors and may not be indicative of prices that will prevail in the open market following the consummation of this offering. See “Underwriting.” Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price you paid in this offering.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Many factors, some of which are outside our control, may cause the market price of our Class A common stock to fluctuate significantly, including those described elsewhere in this “Risk Factors” section and this prospectus, as well as the following:
•our operating and financial performance and prospects;
•our quarterly or annual earnings, or those of other companies in our industry, compared to market expectations;
•conditions that impact demand for our services, including demand in our industry generally;
•future announcements concerning our business or our competitors’ businesses;
•the public’s reaction to our press releases, other public announcements and filings with the SEC;
•coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;
•market and industry perception of our success, or lack thereof, in pursuing our growth strategy;
•strategic actions by us or our competitors, such as acquisitions or restructurings;
•changes in laws or regulations which adversely affect our industry or us;
•changes in trade flow and the global supply chain;
•geopolitical factors, including sanctions laws;
•changes in accounting standards, policies, guidance, interpretations or principles;
•changes in our board of directors, senior management, or key personnel;
•issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;
•changes in our dividend policy;
•adverse resolution of new or pending litigation or other claims against us; and
•changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, global pandemics, acts of war and responses to such events.
As a result, volatility in the market price of our Class A common stock may prevent investors from being able to sell their Class A common stock at or above the initial public offering price, or at all. These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low. As a result, you may suffer a loss on your investment.
We cannot predict the effect our dual class structure may have on the market of our Class A common stock.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity, or in other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices, including the S&P 500. Accordingly, our dual class share structure would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices may not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Because of the dual class structure of our common stock, we will likely be excluded from certain indices and we cannot assure that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.
The substantial ownership of our common stock by ULS, together with the dual class structure of our common stock, will have the effect of concentrating voting control with ULS for the foreseeable future, which will limit the ability of our other investors to influence corporate matters, including the election of directors and the approval of any change of control transaction.
Upon completion of this offering, our Class B common stock will have          votes per share, and our Class A common stock will have one vote per share. Following this offering, ULS, as the sole holder of our outstanding Class B common stock, will beneficially own          % of our outstanding capital stock and hold          % of the voting power of our outstanding capital stock (or          % and          %, respectively, if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). ULS will control over a majority of the combined voting power of all of our Class A common stock and Class B common stock and therefore will be able to control all matters submitted to our stockholders for approval, so long as ULS owns at least      % of our outstanding capital stock, without giving effect to any future issuances of Class A common stock or Class B common stock and assuming ULS does not (i) purchase any of our Class A common stock or (ii) hold any shares of our Class A common stock as a result of a voluntarily conversion of any shares of our Class B common stock currently held by ULS into shares of Class A common stock. See “Description of Capital Stock.” This concentrated control will limit or preclude the ability of our other investors to influence corporate matters for the foreseeable future. For example, ULS will have sufficient voting power to determine the outcome with respect to elections of directors, amendments to our certificate of incorporation, amendments to our bylaws that are subject to a stockholder vote, increases to the number of shares available for issuance under our equity incentive plans or adoption of new equity incentive plans, and approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction requiring stockholder approval for the foreseeable future. In addition, this concentrated control may also prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. This control may also adversely affect the market price of our Class A common stock.
As nonprofit entities, and in furtherance of their public safety missions, Underwriters Laboratories and ULS collaborate with a wide variety of stakeholders, some of which may have views and interests that differ and diverge from those of us, our customers and other holders of our capital stock. For example, Underwriters Laboratories, which is the sole member of ULS, could conduct safety-science research, the results of which may have negative implications for certain of our customers or their products. Similarly, ULS could develop and publish safety standards that negatively impact certain of our customers, for example by requiring the re-design or re-engineering of products to comply with the requirements of the ULS standards, which could increase our customers’ costs and delay market entry of the products. Affected customers may take actions that negatively affect our business. So long as ULS continues to own a significant amount of the combined voting power of our outstanding capital stock, ULS will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions.
Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions.
We will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
Upon completion of this offering, ULS will control approximately          % of the combined voting power of our outstanding capital stock (or          % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). As a result, we will be a “controlled company” within the meaning of the corporate

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
governance standards of the NYSE and may elect not to comply with certain corporate governance requirements, including:
•the requirement that a majority of the board of directors consist of independent directors;
•the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•the requirement for an annual performance evaluation of our nominating and corporate governance and compensation committees.
While we do not currently intend to take advantage of any of these exemptions, for so long as we remain a controlled company, we may at any time and from time to time utilize any or all of such exemptions. As a result, our board of directors and committees may have more directors who do not meet the NYSE’s independence standards than they would if those standards were to apply. The independence standards are intended to ensure that directors who meet the standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.
If ULS sells a controlling interest in our company to a third party in a private transaction, investors may not realize any change-of-control premium on shares of our Class A common stock and we may become subject to the control of a presently unknown third party.
After the completion of this offering, ULS will beneficially own          % of our outstanding common stock and control approximately          % of the combined voting power of our outstanding common stock. ULS has the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our Company. The ability of ULS to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock that are publicly traded, could prevent investors from realizing any change-of-control premium on shares of our common stock that may otherwise accrue to ULS on its private sale of our common stock. Additionally, if ULS privately sells its significant equity interest in our Company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of our other stockholders. In addition, if ULS sells a controlling interest in our Company to a third party, our outstanding indebtedness may be subject to acceleration, our liquidity could be impaired and our third-party commercial agreements and relationships could be impacted. Any resulting change in control could also have a negative effect on our various agreements with ULS, which are described in the section titled “Certain Relationships and Related Party Transactions—Agreements with Underwriters Laboratories and ULS,” including with respect to our access to ULS’s library of standards, any of which could adversely affect our ability to run our business and may have a material adverse effect on our financial condition and results of operations.
Conflicts of interest may arise because certain of our directors hold, or may in the future hold, a management or board position with ULS or Underwriters Laboratories.
We are controlled by ULS, of which Underwriters Laboratories is the sole member. Underwriters Laboratories is focused on the research and exploration of, and communication about, threats to human safety, and ULS is focused on the translation of research insights into practical innovations to advance human safety through the development of safety standards and proactive communication, advocacy and policy initiatives related thereto. From time to time, certain of our directors are, and may become, trustees, directors or officers of ULS or Underwriters Laboratories. The interests of any such director in ULS or Underwriters Laboratories and us could create, or appear to create, conflicts of interest with respect to decisions involving both us and ULS or Underwriters Laboratories that could have different implications for them and us. These decisions could, for example, relate to:
•disagreement over corporate opportunities;

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
•succession planning, employee retention or recruiting;
•capital deployment, including our debt levels and dividend policy; and
•the services and arrangements with ULS and Underwriters Laboratories.
Conflicts of interest could also arise if we enter into any new arrangements with ULS or Underwriters Laboratories in the future. The presence of trustees, directors or officers of ULS or Underwriters Laboratories on our board of directors could create, or appear to create, conflicts of interest and conflicts in allocating their time with respect to matters involving both us and ULS or Underwriters Laboratories that could have different implications for either entity than they do for us. In particular, we note that James M. Shannon serves as a member of the board of trustees of Underwriters Laboratories and ULS and James P. Dollive serves as a member of the board of trustees of Underwriters Laboratories. Provisions of our Amended Charter and Amended Bylaws as well as certain of our policies address corporate opportunities that are presented to any of our directors who, from time to time, are also directors or officers of ULS or Underwriters Laboratories. We cannot assure you that our Amended Charter, Amended Bylaws or policies will adequately address potential conflicts of interest, that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to any such individual who is a trustee or director of both us and ULS or Underwriters Laboratories. As a result, we may be precluded from pursuing certain advantageous transactions or growth initiatives.
Our inability to resolve in a manner favorable to us any potential conflicts or disputes that arise between us and ULS or Underwriters Laboratories with respect to our past and ongoing relationships could materially adversely affect our business and prospects.
Potential conflicts or disputes may arise between ULS or Underwriters Laboratories and us in a number of areas relating to our past or ongoing relationships, including:
•tax, employee benefit, indemnification and other matters arising from our relationship with either entity;
•business combinations involving us;
•the nature, quality and pricing of services either entity has agreed, or may in the future agree, to provide us;
•business opportunities that may be attractive to us and either entity;
•intellectual property or other proprietary rights, including the use of the UL Mark;
•Underwriters Laboratories’ research activities and the business or interests of our customers;
•joint communications and branding activities with either or both entities; and
•operational activities related to support services provided by us to ULS and Underwriters Laboratories, including information technology, human resources, benefits, finance and accounting, shared real estate, legal and other services.
The resolution of any potential conflicts or disputes between us and ULS or Underwriters Laboratories over these or other matters may be less favorable to us than the resolution we might achieve if we were dealing with an unaffiliated third party. Furthermore, the agreements we have entered into with ULS and Underwriters Laboratories are of varying durations and may be amended upon agreement of the parties. For so long as we are controlled by ULS, we may be unable to negotiate renewals or amendments to these agreements, if required, on terms as favorable to us as those we would be able to negotiate with an unaffiliated third party.
There can be no assurance that we will continue to declare cash dividends or repurchase our shares at all or in any particular amounts.
We intend to pay quarterly dividends in the future. Our intent to pay quarterly dividends or to repurchase our shares is subject to capital availability and, in the case of dividends, periodic determinations by our board of directors that cash dividends are in the best interest of our stockholders and are in compliance with all laws and

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
agreements applicable to the declaration and payment of cash dividends by us. Future dividends and share repurchases may also be affected by, among other factors: our views on potential future capital requirements for investments, including acquisitions; legal risks; stock repurchase programs; changes in federal and state income tax laws or corporate laws; contractual restrictions; and changes to our business model. Our dividend payments and share repurchases may change from time to time, and we cannot provide assurance that we will continue to declare dividends or repurchase shares at all or in any particular amounts. A reduction or suspension in our dividend payments could have a negative effect on our stock price.
We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.
Our Amended Charter will authorize us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the powers, designations, preferences, and relative, participating, optional or other special rights, and the qualifications, limitations, or restrictions thereof, of the shares of preferred stock and to fix the number of shares constituting any series, without any further vote or action by our stockholders, except as set forth in our Amended Charter. Our preferred stock could be issued with voting, liquidation, dividend, and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, which could discourage bids for our Class A common stock at a premium to the market price, and may materially and adversely affect the market price and the voting and other rights of the holders of our Class A common stock.
Future sales and issuances of our Class A common stock and Class B common stock or rights to purchase our Class A common stock or Class B common stock, including pursuant to our equity incentive plans, or other equity securities or securities convertible into our Class A common stock, could result in dilution of the percentage ownership of our stockholders and could cause the stock price of our Class A common stock to decline.
In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our Class A common stock issued or reserved for issuance under the LTIP and the Post-Offering 2022 LTIP. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares issued pursuant to or registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction. From time to time in the future, we may also issue additional shares of our Class A common stock or securities convertible into Class A common stock, including our Class B common stock pursuant to a variety of transactions, including acquisitions. The issuance by us of additional shares of our Class A common stock or securities convertible into our Class A common stock, including our Class B common stock, would dilute your ownership of us, and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our Class A common stock. In the future, we may also issue our securities, including shares of our Class A common stock, in connection with investments or acquisitions. We regularly evaluate potential acquisition opportunities, including ones that would be significant to us. The amount of shares of our Class A common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of Class A common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.
Future transfers by ULS of Class B common stock will generally result in those shares automatically converting into shares of Class A common stock, subject to limited exceptions. The conversion of Class B common stock into Class A common stock as a result of such transfers or exchanges would dilute holders of Class A common stock, including holders of shares purchased in this offering, in terms of voting power within the Class A common stock.
In addition, while we do not expect to issue any additional shares of Class B common stock following this offering, any future issuances of Class B common stock would be dilutive to holders of Class A common stock.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our Class A common stock to decline.
The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, based on the shares outstanding as of          , 2022, we will have a total of          shares of our Class A common stock outstanding (or          shares if the underwriters exercise their option to purchase additional shares in full) and          shares of Class B common stock outstanding (or          shares if the underwriters exercise their option to purchase additional shares in full).
All of the shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”
We, our executive officers, directors, and the holders of substantially all of our outstanding stock will sign lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the sale of the shares of our Class A common stock and certain other securities held by them until          days following the date of this prospectus, as further described in “Shares Eligible for Future Sale.” Upon the expiration of the lock-up agreements, substantially all such shares will be eligible for resale in the public market subject, in the case of shares held by our affiliates, to volume, manner of sale, and other limitations described in “Shares Eligible for Future Sale.” Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements. As restrictions on resale end, the market price of our shares of Class A common stock could drop significantly if the holders of such restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.
Becoming a public company will increase our compliance costs significantly and require the expansion and enhancement of a variety of financial and management control systems and infrastructure and the hiring of significant additional qualified personnel.
Prior to this offering, we have not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the other rules and regulations of the SEC, or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include financial planning and analysis, tax, corporate governance, accounting policies and procedures, internal controls, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, significant changes in these and other areas. However, the expenses that will be required in order to adequately prepare for being a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management and will also require us to successfully hire and integrate a significant number of additional qualified personnel into our existing finance, legal, human resources and operations departments.
As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.
Upon consummation of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the NYSE. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes, and controls, as well as on our personnel.
In addition, as a public company, we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) so that our management can certify as to the effectiveness of our internal controls over financial reporting. We have begun the process to identify and implement actions to improve the effectiveness of our internal controls over financial reporting and disclosure controls and procedures. The process of reviewing and improving our internal controls is both costly and challenging and may also require substantial attention from our management team, which could negatively impact other matters that are important to our business.
If our senior management is unable to conclude that we have effective internal controls over financial reporting, or to certify the effectiveness of such controls, and our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of our internal control over financial reporting at such time as it is required to do so, and material weaknesses in our internal control over financial reporting are identified, we could be subject to regulatory scrutiny, a loss of public and investor confidence, and to litigation from investors and stockholders, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our Class A common stock price and adversely affect our business, financial condition, and results of operations. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the exchange upon which our securities are listed or other regulatory authorities, which would require additional financial and management resources.
Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and depress the market price of our Class A common stock.
Our Amended Charter, Amended Bylaws and Delaware law contain, or will contain, provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. See “Description of Capital Stock.”
These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law (the “DGCL”), which prevents interested stockholders, such as certain stockholders holding more than 15% of our outstanding common stock, from engaging in certain business combinations for a period of 3 years following the time that such stockholder became an interested stockholder, unless (i) prior to the time such stockholder became an interested stockholder, the board approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding certain shares) or (iii) following board approval, the business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not owned by such interested stockholder.
Any provision of our Amended Charter, Amended Bylaws or Delaware law that has the effect of delaying, preventing, or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.
Our Amended Charter will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, and federal district courts will be the sole and exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our Amended Charter will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (a) any derivative action, suit or proceeding

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
brought on our behalf; (b) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any of our current or former directors, officers or other employees or stockholders to us or to our stockholders, creditors or other constituents; (c) any action, suit or proceeding asserting a claim arising pursuant to the DGCL, our Amended Charter or Amended Bylaws, or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; or (d) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Pursuant to the Exchange Act, claims arising thereunder must be brought in federal district courts of the United States of America.
Our Amended Charter will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our current or former directors, officers or other employees or stockholders, which may discourage such lawsuits against us and our current or former directors, officers and other employees or stockholders. Alternatively, if a court were to find the choice of forum provisions contained in our Amended Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and results of operations.
An active trading market for our Class A common stock may never develop or be sustained.
Although we intend to apply to have our Class A common stock listed on the NYSE, an active trading market for our Class A common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. If an active trading market for our Class A common stock does not develop or is not maintained, the liquidity of our Class A common stock, your ability to sell your shares of our Class A common stock when desired, and the prices that you may obtain for your shares of Class A common stock will be adversely affected.
If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our Class A common stock, the price of our Class A common stock could decline.
The trading market for our Class A common stock will depend in part on the research and reports that third-party securities analysts publish about our company and our industry. We may be unable to attract research coverage, and if one or more analysts cease coverage of our company, we could lose visibility in the market. In addition, one or more of these analysts could downgrade our Class A common stock or issue other negative commentary about our company or our industry. As a result of one or more of these factors, the price or trading volume of our Class A common stock could decline. In addition, if we fail to meet the expectations and forecasts for our business provided by securities analysts, the price of our Class A common stock could decline.
If our operating and financial performance in any given period does not meet the guidance that we provide to the public, the market price of our Class A common stock may decline.
We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus, and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Class A common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Financial, Tax and General Risks
Changes in tax laws or adverse outcomes resulting from examination of our tax returns or those of ULS or Underwriters Laboratories could have a material adverse effect on our business, financial condition and results of operations. Our effective tax rate could also change materially as a result of various evolving factors, including changes in income tax law or changes in the scope of our operations.
We are subject to federal, state and local income and other taxes in the United States and in foreign jurisdictions because of the scope of our operations. In addition, we are controlled by ULS, of which Underwriters Laboratories is the sole member, and Underwriters Laboratories may be deemed to control ULS.
For U.S. federal tax purposes, ULS and Underwriters Laboratories are tax-exempt entities and within a few years Underwriters Laboratories is likely to become a “private foundation.” In general, private foundations are prohibited from engaging in acts of “self-dealing” with “disqualified persons,” each as defined under the Internal Revenue Code of 1986, as amended (the “Code”), and disqualified persons engaged in self-dealing transactions are subject to additional excise taxes. If Underwriters Laboratories becomes a private foundation, ULS will become a disqualified person with respect to it if ULS makes significant grants or contributions to Underwriters Laboratories. At that time, UL would also become a disqualified person if it is more than 35% (determined by voting power) owned by ULS. Transactions between Underwriters Laboratories or ULS, on the one hand, and UL (as a disqualified person), on the other hand, may be subject to the rules governing self-dealing transactions.
From time to time U.S. federal, state, local and foreign governments make substantive changes to tax rules and the application thereof, which could result in materially different corporate taxes than would be incurred under existing tax law or interpretation and could adversely impact profitability. Governments have strengthened their efforts to increase revenues through changes in local tax laws, and international agreements, including laws and agreements regarding the taxation of software as services, transfer pricing, economic presence and apportionment to determine the tax base. In addition, international tax norms governing each country’s jurisdiction to tax cross-border international trade have evolved partly due to the Base Erosion and Profit Shifting (“BEPS”) project led by the Organization for Economic Cooperation and Development and supported by the G20, under which members of the inclusive framework on BEPS recently committed to implementing rules to impose a global minimum tax and provide jurisdictions taxing rights with respect to non-residence companies based on the location of the company’s customers. Furthermore, changes to U.S. federal income tax laws have been proposed by Congress that would, among other things, impose a minimum corporate tax on certain corporations and strengthen the global intangible low-taxed income regime imposed by the U.S. Tax Cuts and Jobs Act while eliminating related tax exemptions. Changes in these laws and regulations, including with respect to self-dealing transactions between private foundations and disqualified persons, or any change in the position of tax authorities regarding their application, administration or interpretation could adversely affect our financial condition and results of operations.
Consequently, significant judgment is required in determining our worldwide provision for income taxes. Our future effective tax rates and the value of our deferred tax assets could be adversely affected by changes in tax laws. In addition, changes in the scope of our operations, including expansion in existing and new geographies, could increase the amount of taxes to which we are subject, and could thereby increase our effective tax rate. We also are subject to the examination of our income tax returns and other tax authorities in the United States and in foreign jurisdictions. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes and reserves for other taxes. Although we believe we have made appropriate provisions for taxes in the jurisdictions in which we operate, changes in tax laws, or challenges from tax authorities under existing tax laws could have a material adverse effect on our business, financial condition and results of operations.
Our insurance may not provide adequate levels of coverage against claims or we may be unable to find insurance with sufficient coverage at a reasonable cost.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure, and there are certain markets in which we operate that require us to take on more risk. For example, we work with

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
customers, such as technology companies and original equipment manufacturers, operating in the autonomous vehicle market who often demand uncapped liability for claims related to their proprietary information, such as trade secret claims or claims for breach of confidentiality. Moreover, if we do not make policy payments on a timely basis, we could lose our insurance coverage, or if a loss is incurred that exceeds policy limits, our insurance provider could refuse to cover our claims, which could result in increased costs. If we are unable to make claims on our insurance, then we may be liable for any such claims, which could cause us to incur significant liabilities. Although we believe that we have adequate coverage, if we lose our insurance coverage and are unable to find similar coverage elsewhere or if rates continue to increase, it may have an adverse impact on our business, financial condition and results of operations.
Our enterprise risk management program may not sufficiently identify, anticipate and mitigate risks.
We maintain an enterprise risk management program that is designed to identify, assess, mitigate and monitor the risks we face. There can be no assurance that our frameworks or models for assessing and managing risks and related controls will effectively mitigate risk and limit losses in all market environments or against all types of known and unknown risk in our business. If conditions or circumstances arise that expose flaws or gaps in our risk management programs, the performance and value of our business could be materially adversely affected.
We may incur impairment charges on our goodwill and other intangible assets, which could negatively impact our business, financial condition and results of operations.
We are subject to Accounting Standards Codification Topic 350, Intangibles—Goodwill and Other, which requires that goodwill be evaluated at least annually for impairment, or more frequently if an event occurs or conditions change that would indicate it is more likely than not that the fair value of a reporting unit is below its carrying amount. In addition, we are subject to Accounting Standards Codification Topic 360, Property, Plant and Equipment, which requires that long-lived assets, including intangible assets with finite useful lives, be evaluated for impairment whenever an event occurs or conditions change that indicate the carrying amount of the asset group may not be recoverable. The carrying amount of our goodwill and other intangible assets at March 31, 2022 was $688 million. If in the future we determine that there has been an impairment, our financial results for the relevant period would be reduced by the amount of the non-cash impairment charge, net of any income tax effects, which could have an adverse effect on our financial condition and results of operations.
We may incur changes in estimates to our reported revenue, contract assets and contract liabilities related to our contracts with customers. Changes in our estimates could adversely affect our future reported financial condition or results of operations in the relevant period of change.
As discussed in Notes 1 and 3 to the audited annual consolidated financial statements included elsewhere in this prospectus, we recognize revenue for certain performance obligations over time in accordance with ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and related standards (“ASC 606”). Changes in contract estimates are recognized prospectively in the period in which the change in estimates are made. We continuously assess these steps for contracts with customers using the information available.
We recognize certification testing and non-certification, testing, inspections and audit revenue under certain customer contracts over time as performance obligations are satisfied using an input method, based on the relationship between the time elapsed on a project and the expected project duration. As the information that we use to determine the estimates of the project duration change, this could result in changes in existing estimates related to the allocation of contract revenues and the corresponding contract assets and contract liabilities recorded to date under ASC 606. If, in the future, we determine it is appropriate to revise our estimates used in the over-time recognition model, our reported revenue, contract assets and contract liabilities for the relevant period could be impacted by the amount of the non-cash adjustment, net of any income tax effects. Any such change in estimate could be significant and could have a material adverse effect on our reported financial condition or results of operations in the period of the change.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Changes with respect to funded status of our pension and postretirement benefit plans could materially increase liabilities with respect thereto.
We provide a range of benefits to our employees and retired employees, as well as employees and retired employees of Underwriters Laboratories and ULS, including pension and postretirement benefits. We record amounts relating to these plans based on various actuarial and other assumptions. Differences in actual experience or changes in the assumptions, including resulting from external factors, may materially affect the funded status of the plans and the net periodic benefit cost. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” for more information.
Unionization efforts and labor regulations in certain countries in which we operate could materially increase our costs or limit our flexibility.
Certain of our employees in non-U.S. markets are represented by works councils or labor unions and work under collective bargaining or similar agreements, some of which are subject to periodic renegotiation. Unionization efforts, labor negotiations, new collective bargaining agreements or work stoppages could materially increase our costs, reduce our net revenues or limit our flexibility. Certain legal and contractual obligations in these markets require us to contribute amounts to retirement funds, pension plans and health plans, and restrict our ability to dismiss employees. Future regulations or court interpretations established in the countries in which we conduct our operations could increase our costs and materially adversely affect our business, financial condition and results of operations.
We lease many of our facilities, and we may be unable to renew our leases at the end of their terms.
Many of our facilities are located on leased premises. The terms of our leases vary in length and include options to renew for specified periods of time. At the end of the lease term and any renewal period for a facility, we may be unable to renew the lease without substantial additional cost, if at all. If we are unable to renew our facility leases, we may be required to relocate or close a facility. Relocating a facility involves significant expense in connection with the movement and installation of specialized equipment and any necessary recertification or licensing with regulatory authorities. Closing a facility, even briefly to relocate, would reduce the revenue that such facility would have contributed and could negatively impact our customer relations. Any such relocation or closure could have a material adverse effect on our business, prospects, financial condition and results of operations.
Our business is exposed to fluctuations in foreign currency exchange rates, which could adversely impact our results.
As a multinational company, we conduct our business in a variety of markets and are therefore subject to market risk for changes in foreign currency exchange rates. Instability in global financial markets or other events, such as the economic uncertainty resulting from Brexit and the impact of the COVID-19 pandemic, could cause fluctuations in exchange rates that may adversely affect our revenues, expenses and net earnings. As a result of our global operations, we generate a significant portion of our revenue and incur a significant portion of our expenses in currencies other than the U.S. dollar, including the euro, the Chinese renminbi, the Japanese yen, the British pound sterling and the Canadian dollar. Our results of operations are impacted by currency exchange rate fluctuations to the extent that we are unable to match net revenues received in foreign currencies with expenses incurred in the same currency. For example, where we have significantly more expenses than net revenues generated in a foreign currency, our profit from operations in that location would be adversely affected in the event that the U.S. dollar depreciates against that foreign currency. Such changes in foreign currency exchange rates could materially and adversely affect our business and operating results.
Climate change could adversely affect our business, financial condition and results of operation.
There is growing concern that a gradual increase in global average temperatures may cause an adverse change in weather patterns around the globe, resulting in an increase in the frequency and severity of natural disasters. Increased frequency or duration of extreme weather conditions may disrupt the productivity of our facilities, the operation of our supply chain or impact demand for our services. In addition, the increasing concern over climate change may result in more regional, federal and global legal and regulatory requirements and could result in increased costs we incur. As a result, the effects of climate change could have a long-term adverse impact on our business, financial condition and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding this offering, our expected growth and future capital expenditures are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “likely,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. We caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.
There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:
•any failure on our part to protect and maintain our brand and reputation, or the impact on our brand or reputation of third-party events or actions outside of our control;
•risks associated with our information technology and software, including those relating to any future data breach or other cybersecurity incident;
•the potential disruption of the TIC industry by technological advances in AI;
•our ability to innovate, adapt to changing customer needs and successfully introduce new products and services in response to changes in our industries and technological advances;
•our ability to compete in our industries and the effects of increased competition from our competitors;
•risks associated with conducting business outside the United States, including those relating to fluctuations in foreign currency exchange rates; enhanced trade, import or export restrictions; and global, regional or political instability;
•risks associated with our operations in China, which subject us and UL-CCIC to China’s complex and rapidly evolving laws, which may be interpreted, applied or enforced inconsistently or in ways inconsistent with our current operations, as well as risks associated with the fact that the Chinese government has the power to exercise significant oversight and discretion over, and intervene in and influence, our business operations in China.
•the relationship between the United States and China and between us and CCIC, as well as changes in U.S. and Chinese regulations affecting our business operations in China;
•any failure on our part to attract, hire or retain our key employees, including our senior leadership and our skilled and trained engineering, technical and professional personnel;
•the level of our customers’ satisfaction and any failure on our part to properly and timely perform our services, meet our contractual obligations or fulfil our customers’ needs;
•changes to the relevant regulatory frameworks or private sector requirements, including any requirement that we accept third-party test results or certifications of components, end products, processes or systems or any changes that result in a reduction in required inspections, tests or certifications or harmonized international or cross-industry benchmarks and standards;
•our ability to adequately maintain, protect and enhance our intellectual property, including our UL Mark;

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
•our ability to implement our growth strategies and initiatives successfully;
•our reliance on third parties, including subcontractors and outside laboratories;
•our ability to obtain and maintain the requisite licenses, approvals, accreditations and delegations of authority necessary to conduct our business;
•the outcomes of current and future legal proceedings;
•our level of indebtedness and future cash needs;
•the increased expenses and responsibilities associated with being a public company;
•the impact of the COVID-19 pandemic and resulting economic disruptions and uncertainty; and
•the other factors set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Many of the important factors that will determine these results are beyond our ability to control or predict. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as otherwise required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
USE OF PROCEEDS
All of the shares being sold in this offering are being offered by the selling stockholder, and we will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholder in this offering, including from any exercise by the underwriters of their option to purchase additional shares from the selling stockholder. The selling stockholder will receive all of the net proceeds and bear the underwriting discount, if any, attributable to its sale of our Class A common stock. We will pay certain expenses associated with this offering. See “Principal and Selling Stockholders.”

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
DIVIDEND POLICY
We currently intend to make a regular quarterly cash distribution on our common stock; however, we cannot give any assurance that dividends will be paid in the future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws and compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability and other factors that our board of directors may deem relevant.
Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to This Offering and Ownership of Our Class A Common Stock—There can be no assurance that we will continue to declare cash dividends or repurchase our shares at all or in any particular amounts.”
In connection with the Reorganization, our board of directors declared on December 1, 2021 a special cash dividend of $200 million to ULS (the “First Special Cash Dividend”). We funded the First Special Cash Dividend on December 7, 2021 with cash on hand. In addition, our board of directors declared on January 6, 2022 a second special cash dividend of $1.6 billion to ULS (the “Second Special Cash Dividend” and, together with the First Special Cash Dividend, the “Special Cash Dividends”). We funded on January 11, 2022 the Second Special Cash Dividend with cash on hand and cash from the Credit Facility.
Our board of directors determined to pay the Special Cash Dividends to ULS because such dividends were in our best interest and that of ULS, as our sole stockholder, we had sufficient surplus capital to pay the Special Cash Dividends and we would be able to fund our operations and service our indebtedness utilizing cash flows from operations after payment of such dividends. The Special Cash Dividends were one time in nature and a special distribution to ULS determined by our board of directors for the aforementioned reasons and any regular quarterly cash dividends on our common stock that we may pay in the future will not be comparable in terms of size or rate as compared to the Special Cash Dividends. Any such future determination as to the declaration of dividend payments, if any, will be at the discretion of our board of directors, subject to applicable laws and restrictions governing our indebtedness.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2022:
•on an actual basis; and
•on a pro forma basis to give effect to the Reclassification and the filing and effectiveness of our Amended Charter, which will occur prior to the closing of this offering, in each case as if such event had occurred on March 31, 2022.
You should read this information in conjunction with our audited consolidated financial statements and unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of March 31, 2022
	Actual	Pro forma
	(unaudited)	(unaudited)
	(dollars in millions)
Cash and cash equivalents	$420	$
Debt:
Credit Facility, net of unamortized debt issuance costs	—
Total long-term debt	649
Total debt	$649
Stockholder’s equity:
Preferred stock, par value $0.001; no shares authorized, actual and no shares issued and outstanding, actual; shares authorized, pro forma and no shares issued and outstanding, pro forma	—
Class A common stock, $0.001 par value; no shares authorized, actual and no shares issued and outstanding, actual; shares authorized, pro forma and shares issued and outstanding, pro forma	—
Class B common stock, $0.001 par value; no shares authorized, actual and no shares issued and outstanding, actual; shares authorized, pro forma and shares issued and outstanding, pro forma	—
Pre-IPO Class A common stock, $0.001 par value; 200,000,000 shares authorized, actual and 100,000,000 shares issued and outstanding, actual; no shares authorized, pro forma and no shares issued and outstanding, pro forma	—
Pre-IPO Class B common stock, $0.001 par value; 200,000,000 shares authorized, actual and no shares issued and outstanding, actual; no shares authorized, pro forma and no shares issued and outstanding, pro forma	—
Treasury stock	—
Additional paid-in capital	1,009
Retained earnings	3
Accumulated other comprehensive loss	(204)
Non-controlling interests	25
Total stockholder’s equity	$833	$
Total capitalization	$1,482	$
The number of shares of our Class A common stock and Class B common stock that will be outstanding upon the completion of this offering is based on           shares of our Class A common stock and      shares of our Class B common stock outstanding, in each case, as of                     , 2022, after giving effect to the Reclassification.
The number of shares of Class A common stock and Class B common stock to be outstanding upon completion of this offering excludes               additional shares of Class A common stock that will become available for future

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
issuance under the LTIP and the Post-Offering 2022 LTIP, which will become effective once the registration statement of which this prospectus forms a part is declared effective.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
DILUTION
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.
Our pro forma net tangible book value as of                  , 2022 was $           million, or $          per share. Pro forma net tangible book value per share is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding, after giving effect to (i) the Reclassification, (ii) the filing and effectiveness of our Amended Charter and (iii) this offering, in each case as if such event had occurred on                     , 2022.
We will not receive any proceeds from the sale of the shares of our Class A common stock by the selling stockholder named in this prospectus. The sale by the selling stockholder of shares of Class A common stock in this offering price at an assumed initial public offering price of $          per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) will result in net tangible book value dilution to new investors of               $          per share. Dilution is determined by subtracting pro forma net tangible book value per share of common stock after this offering from the initial public offering price per share of Class A common stock.
The following table illustrates the per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of , 2022
Dilution in net tangible book value per share to new investors in this offering	$
The following table summarizes, as of                     , 2022, after giving effect to this offering, the number of shares of our Class A common stock purchased, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by the existing stockholder and by the new investors. The calculation below is based on an assumed initial public offering price of $         per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing investor		%	$	%	$
Investors in this offering
Total		100%	$	100%	$
If the underwriters were to fully exercise their option to purchase               additional shares of our Class A common stock in this offering, the percentage of shares of our Class A common stock held by the existing stockholder as of                     , 2022 would be          % and the percentage of shares of our Class A common stock held by new investors would be     %.
To the extent that we grant options, restricted stock, restricted stock units or other equity-based awards to our employees, executive officers and directors in the future, or other issuances of Class A common stock are made, there will be further dilution to new investors.
We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to holders of our Class A common stock.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 and our condensed consolidated financial statements and the related notes as of March 31, 2022 and for the three month periods ended March 31, 2022 and 2021 included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.” Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.
Business Overview
UL Inc. (“UL”) is a global safety science leader with a distinguished and trusted brand that dates back to our founding in 1894 as part of the nonprofit Underwriters Electrical Bureau, a predecessor to Underwriters Laboratories Inc. (“Underwriters Laboratories”). In 2021, we provided independent third-party testing, inspection and certification (“TIC”) services and complementary software and advisory services to more than 80,000 customers in over 110 countries, including approximately 60% of the Fortune 500 and Fortune’s Global 500 companies. We are the largest TIC services provider headquartered in North America (by revenue), and we maintain a leadership position across additional global markets, including Europe and Asia. As of March 31, 2022, we leased or owned 85 sites with labs spread across 27 countries that support our leadership position in product safety, security and sustainability, and differentiate us from our peers. More than 9,700 scientists, engineers and other specialized technical and regulatory experts with deep expertise in their respective fields comprise our highly skilled technical team.
We have a long history serving as a trusted partner to our diverse and global customer base and engaging with them to support bringing their products, components and technologies from concept to market, meet regulatory requirements and help ensure ongoing compliance and quality. We conduct our operations across four primary service categories: (1) Certification Testing of products, components and systems in accordance with design and performance specifications and regulatory requirements; (2) Ongoing Certification Services to validate the ongoing compliance of previously certified products, components and systems; (3) Non-certification Testing, Inspections and Audit of products, components and systems to help ensure the desired safety and reliability against customer-specific or other regulatory requirements and (4) Software and Advisory services that complement our other services by aiding our customers to proactively manage risk, drive sustainability, improve operational performance and ensure ongoing employee, health and safety compliance.
Our primary addressable market is the highly fragmented outsourced TIC market, which we believe was approximately $92 billion in 2020 and which we believe will grow at a CAGR of 4.5% to 5.0% through 2024. We believe that, in 2020, we had the largest market share globally (by revenue) in the outsourced product TIC market (the outsourced product TIC market is 34% of the total outsourced TIC market), which provides (1) testing, inspection and certification services for a wide array of products, components, assets and supply chains in the consumer and industrial end markets, and (2) emerging product lifecycle services, asset and sustainability performance advisory and supply chain services. Demand for outsourced TIC services is increasing across the markets we serve as a result of new emerging technologies, evolving global safety regulations and standards, increases in global trade and shorter product lifecycles. With more than 650 accreditations in 31 countries and the ability to test and certify against more than 4,000 standards, we believe we are positioned to benefit from ongoing demand growth as the provider of choice within our addressable market. Additionally, as the global economy evolves and becomes more digital and inter-connected, our customers continue to seek ways to bridge their traditional TIC needs with next generation cloud-based software and services. We believe that our complementary TIC and Enterprise and Advisory (“E&A”) offerings position us to capitalize on this market need and better serve our customers.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Our Segments
Effective January 1, 2021, we changed our internal management structure. We manage our company and report our financial results through our two businesses, TIC and E&A, and three reportable segments: Industrial, Consumer and Enterprise and Advisory. We have presented our results of operations in accordance with these reportable segments for all periods presented.
Industrial
Industrial is a reportable segment of our TIC business. This reportable segment represented 42% of our consolidated revenue for each of the years ended December 31, 2021, 2020 and 2019 and 42% and 43% of our consolidated revenue for the three months ended March 31, 2022 and 2021, respectively. We generate revenue in this reportable segment through four major service categories: Certification Testing; Ongoing Certification Services; Non-certification Testing, Inspections and Audits; and Software and Advisory. The Industrial reportable segment includes services that address needs across a number of end markets, including energy, industrial automation, engineered materials and built environment, and of a variety of stakeholders, including manufacturers, building owners, end users and regulators. Software and advisory services within the Industrial segment include product-focused solutions relevant to the end markets served by this segment.
Consumer
Consumer is a reportable segment of our TIC business. This reportable segment represented 45%, 45% and 46% of our consolidated revenue for the years ended December 31, 2021, 2020 and 2019, respectively, and 45% and 44% of our consolidated revenue for the three months ended March 31, 2022 and 2021, respectively. We generate revenue in this reportable segment primarily through three major service categories: Certification Testing; Ongoing Certification Services; and Non-certification Testing, Inspections and Audits. The Consumer reportable segment includes services that address the needs of consumer products end markets, including consumer electronics, medical devices, information technologies, appliances, HVAC, retail, automated safety and security for mobility devices and of a variety of stakeholders, including manufacturers, retailers, end users and regulators.
Enterprise and Advisory
Our E&A reportable segment provides complementary software and advisory solutions that enhance other TIC services provided to our customers. This reportable segment represented 13%, 13% and 12% of our consolidated revenue for the years ended December 31, 2021, 2020 and 2019, respectively, and 13% of our consolidated revenue for each of the three months ended March 31, 2022 and 2021. We generate revenue in this reportable segment through one major service category, Software and Advisory Services. Our software offering comprises multiple proprietary software applications that help our customers manage risk, improve operational performance and help to ensure environmental, health and safety (“EHS”) compliance across a diverse set of end markets. A dedicated team of professionals with deep industry, market and asset-specific expertise in their respective fields deliver our advisory services across a wide range of high-value and emerging applications.
Key Factors Affecting Our Performance
Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including the following:
Technological innovation and product lifecycles of our customers: The introduction of new products and technologies and advances in existing products and technologies by our customers is a primary demand driver for TIC services. The shortening of our customers’ product lifecycles benefits our business due to the increased need to help ensure compliance with the evolution of their products. New technological innovations (for example connectivity and wireless capabilities) also drives growth in our core TIC services due to their impact on consumer and industrial products. Demand for our services increases as our customers have to adhere to new requirements regarding safety, security, such as the interoperability of connected devices, and sustainability risks as a result of innovation.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Changes in global safety regulations and compliance standards affecting our customers: Governments and industry groups continue to place an increased focus on health, safety, and environmental regulations. While many developed countries have existing product standards in place to ensure public safety, many emerging markets are increasingly adopting similar standards. Changes in regulation, the proliferation of safety standards globally, and the increased use of software to perform safety-related activities continues to increase the global demand for our services and drives our performance.
Our continued expansion of service offerings: Our customers rely on our deep expertise in innovative solutions as new risks and complexities develop within the markets they serve. Technological advancements continue to shape the design and development of new and existing products, components and applications, which drives the ongoing need for TIC services to support compliance with evolving standards and regulations that are in place to ensure product safety. Innovations in digital capabilities over the last decade have also continued to drive demand for cybersecurity, assurance and compliance services. As a result, we continue to invest in advancing our global capabilities to serve the evolving needs of our customers.
Our large technically-skilled global workforce: Our business is labor-intensive, benefiting from and depending on the technical breadth and depth of our global workforce. Our business requires a highly skilled workforce trained in global technical standards, testing techniques, laboratory competencies, certification regulatory market access and acceptance, and that is deeply knowledgeable of the industries they serve. We rely on the ability to attract and retain employees with relevant experience and knowledge to continue to serve our customers and address their changing needs. The growth of our business has been enabled by talent management that prioritizes the growth and geographic diversification of our technically-skilled workforce. As a result, retention of our technically-skilled workforce and regulatory knowledge is paramount.
Our global footprint: Supply chains are increasingly globally interconnected and therefore a global footprint that can quickly meet the evolving needs of customers is critical. We operate in over 140 locations across more than 40 countries, allowing us to seamlessly provide comprehensive global TIC services for multinational organizations, while also delivering high levels of customer service at a very local level. Our ability to provide global services is made possible due to our large footprint of fixed assets, such as laboratories, equipment and office locations and intangible assets, such as our global workforce and technical knowledge. As a result, we are able to deliver local services and help customers navigate access to global product markets, which are critical services due to both the complex regional nature of regulatory requirements, as well as the broad language and cultural differences that must be navigated.
Our ability to deploy capital for organic and inorganic growth: In order to retain our leading market positioning, we must make organic and acquisition investments to continue driving revenue growth. Our revenue growth averaged approximately 8% over the past 10 years. Since 2010, we have deployed $1.3 billion in organic capital investment to increase our capacity and capabilities, such as service offerings, technology and operating footprint, and we have deployed more than $1.2 billion in capital for 49 acquisitions, growing and expanding our core business and moving into attractive, growing adjacencies. The timing and size of acquisitions completed have a varying impact on the financial results of our business.
Our initial public offering: Following our initial public offering, we will incur incremental selling, general and administrative expenses that we did not incur as a private company. These costs include additional third-party and internal resources related to accounting, auditing, Sarbanes-Oxley Act compliance, legal, communications and investor and public relations expenses, as well as additional director and officer liability insurance. We expect such expenses to further increase as we continue to grow. These costs will generally be expensed as selling, general and administrative in the consolidated statement of operations.
Key Operating Metrics and Non-GAAP Financial Measures
In addition to financial measures determined in accordance with generally accepted accounting principles in the United States (“GAAP”), we consider a variety of financial and operating measures in assessing the performance of our business. The key measures calculated in accordance with GAAP that we use are revenue and operating income. The key non-GAAP measures are Adjusted EBITDA, Adjusted EBITDA margin and Free Cash Flow which

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
management believes provide useful information to investors. These measures are not financial measures calculated in accordance with GAAP and should not be considered as a substitute for net income, operating income, cash flow from operations or any other measure calculated in accordance with GAAP, and may not be comparable to similarly titled measures reported by other companies. We use Adjusted EBITDA to measure the operational strength and performance of our business. We use Free Cash Flow as an additional measure of our ability to repay debt, make other investments and pay dividends. The table below presents these non-GAAP measures with the most comparable GAAP measures.

	Year Ended December 31,			Three Months Ended March 31,
(in millions, unless otherwise stated)	2021	2020	2019	2022	2021
Revenue	$2,517	$2,301	$2,315	$623	$576
Operating income	$287	$363	$327	$103	$70
Operating income margin	11.4%	15.8%	14.1%	16.5%	12.2%
Net income	$238	$243	$257	$89	$45
Net income margin	9.5%	10.6%	11.1%	14.3%	7.8%
Adjusted EBITDA	$429	$510	$475	$138	$105
Adjusted EBITDA margin	17.0%	22.2%	20.5%	22.2%	18.2%
Net Cash provided by Operating Activities	$421	$487	$386	$105	$19
Free Cash Flow	$314	$368	$237	$62	$(3)
Revenue
Total revenue includes revenue from the services we provide our customers across our TIC and E&A businesses. Revenue change is calculated as the percentage change in total revenue in one year relative to the prior year’s total revenue and is a key financial metric that we use to manage our business.
We use Organic Change, Acquisition Change and Foreign Currency Impact to explain the change in our revenue from period to period. We define these components of revenue as follows:
“Organic Change” reflects total revenue change in a given year excluding Acquisition Change and Foreign Currency Impact in that same year.
“Acquisition Change” is calculated as revenue change in a given year related to acquisitions or disposals of businesses expressed as a percentage of revenue in the prior year. Revenues from a new acquisition are measured as Acquisition Change for the initial twelve month period following the acquisition date. Subsequently, the revenue impact from the acquired business is measured as Organic Change.
“Foreign Currency Impact” reflects the impact that foreign currency exchange rates have on revenue in a given year expressed as a percentage of prior year revenue. We calculate Foreign Currency Impact to revenue in a given year by subtracting Organic Change at actual exchange rates from Organic Change at constant currency rates and dividing that by prior year revenue.
Operating Income
Operating Income is calculated as revenue less cost of revenue and selling, general and administrative expense.
We use Organic Change, Acquisition Change and Foreign Currency Impact to explain the change in our operating income from period to period. We define these components of operating income as follows:
“Organic Change” reflects total operating income change in a given year excluding Acquisition Change and Foreign Currency Impact in that same year.
“Acquisition Change” is calculated as operating income change in a given year related to acquisitions or disposals of businesses expressed as a percentage of operating income in the prior year. Operating income from a new acquisition is measured as Acquisition Change for the initial twelve month period following the acquisition

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
date. Subsequently, operating income impact from the acquired business is measured as Organic Change. Acquisition Change also includes the change in due diligence related costs for merger and acquisition activities.
“Foreign Currency Impact” reflects the impact that foreign currency exchange rates have on operating income in a given year expressed as a percentage of prior year operating income. We calculate Foreign Currency Impact to operating income in a given year by subtracting Organic Change at actual exchange rates from Organic Change at constant currency rates and dividing that by the prior year’s operating income.
Operating Income Margin
Operating Income Margin is calculated as Operating Income as a percentage of revenue.
Net Income
Net Income is calculated as revenue less cost of revenue, selling, general and administrative expense, interest expense, other expense and income tax expense.
Net Income Margin
Net Income Margin is calculated as Net Income as a percentage of revenue.
Adjusted EBITDA
We define Adjusted EBITDA as net income adjusted for depreciation and amortization expense, interest expense, other expense (income), income tax expense and certain other items such as stock-based compensation expense for equity-settled awards, material asset impairment charges or restructuring expenses, as applicable.
We believe that the presentation of Adjusted EBITDA provides additional information to investors about certain non-cash items and about unusual items that we do not expect to continue at the same level in the future. Further, we believe Adjusted EBITDA provides a meaningful measure of business performance and provides a basis for comparing our performance to that of other peer companies using similar measures.
There are material limitations to using Adjusted EBITDA. Adjusted EBITDA does not take into account certain significant items, including depreciation and amortization, interest expense, income tax expense, stock-based compensation expense for equity-settled awards, material asset impairment charges, restructuring expenses and other adjustments which directly affect our net income, as applicable. These limitations are best addressed by considering the economic effects of the excluded items independently, and by considering Adjusted EBITDA in conjunction with net income as calculated in accordance with GAAP.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
The table below reconciles consolidated Adjusted EBITDA to net income and reconciles segment operating income to segment Adjusted EBITDA for the periods presented.

	Year Ended December 31,			Three Months Ended March 31,
(in millions)	2021	2020	2019	2022	2021
Net income	$238	$243	$257	$89	$45
Depreciation and amortization expense	142	147	148	35	35
Interest expense	1	1	1	2	1
Other expense (income), net	12	29	7	(10)	12
Income tax expense	$36	$90	$62	22	12
Adjusted EBITDA	$429	$510	$475	$138	$105

Industrial
Segment operating income	$244	$253	$229	$76	$61
Depreciation and amortization expense	32	35	34	8	7
Industrial Adjusted EBITDA	$276	$288	$263	$84	$68
Consumer
Segment operating income	$50	$105	$101	$24	$9
Depreciation and amortization expense	71	72	74	17	18
Consumer Adjusted EBITDA	121	177	175	$41	$27
Enterprise and Advisory
Segment operating income	$(7)	$5	$(3)	$3	$—
Depreciation and amortization expense	39	40	40	10	10
Enterprise and Advisory Adjusted EBITDA	32	45	37	$13	$10

Adjusted EBITDA	$429	$510	$475	$138	$105
Adjusted EBITDA Margin
Adjusted EBITDA margin is calculated as Adjusted EBITDA as a percentage of revenue.
The table below reconciles Adjusted EBITDA margin to net income margin for the periods presented.

	Year Ended December 31,			Three Months Ended March 31,
	2021	2020	2019	2022	2021
Net income	9.5%	10.6%	11.1%	14.3%	7.8%
Depreciation and amortization expense	5.6%	6.4%	6.4%	5.6%	6.1%
Interest expense	—%	—%	—%	0.3%	0.1%
Other expense (income), net	0.5%	1.3%	0.3%	(1.6)%	2.1%
Income tax expense	1.4%	3.9%	2.7%	3.6%	2.1%
Adjusted EBITDA	17.0%	22.2%	20.5%	22.2%	18.2%

Industrial	26.3%	29.8%	27.1%	31.8%	27.4%
Consumer	10.6%	16.9%	16.4%	14.9%	10.7%
Enterprise and Advisory	9.8%	15.5%	13.3%	15.7%	13.3%

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Net Cash Provided by Operating Activities
Net Cash Provided by Operating Activities is the amount of cash we generate from carrying out operating activities including generating revenue, paying expenses and funding working capital.
Free Cash Flow
We define Free Cash Flow as cash from operating activities less cash outlays related to capital expenditures. We define capital expenditures to include purchases of machinery and equipment, building improvements and capitalized software. These items are subtracted from cash from operating activities because they represent long-term investments that are required for normal business activities. As a result, subject to the limitations described below, Free Cash Flow is a useful liquidity measure of our cash available to repay debt, make other investments and return cash to stockholders.
Free Cash Flow adjusts for cash items that are ultimately within management’s discretion to direct, and therefore, may imply that there is less or more cash that is available than the most comparable GAAP measure. Free Cash Flow is not intended to represent residual cash flow for discretionary expenditures since debt repayment requirements and other non-discretionary expenditures are not deducted. These limitations are best addressed by using Free Cash Flow in combination with the cash flow results according to GAAP.
The table below reconciles Free Cash Flow to net cash provided by operating activities for the periods presented.

	Year Ended December 31,			Three Months Ended March 31,
(in millions)	2021	2020	2019	2022	2021
Net cash provided by operating activities	$421	$487	$386	$105	$19
Capital expenditures	(107)	(119)	(149)	(43)	(22)
Free Cash Flow	$314	$368	$237	$62	$(3)
COVID-19 Impact
In March 2020, the coronavirus disease 2019 (“COVID-19”) was declared a pandemic by the World Health Organization and affected global economies and financial markets throughout 2020 and 2021. Our operations have been significantly disrupted as we faced challenges resulting from measures to prevent the spread of COVID-19. We launched a Pandemic Task Force that implemented strict COVID-19 protocols throughout our operations to protect the health and safety of our employees and customers. We developed the Start Safe Playbook, combining our collective expertise with guidance from leading health organizations. The playbook detailed the best practices we utilized at our locations around the world as we returned to work and was a starting point for other companies to develop their own safety policies and procedures. These procedures include social distancing practices, daily health certifications, the use of face masks, limited group sizes and enhanced hygiene and cleaning practices.
In response to these developments, we also implemented measures throughout the pandemic to manage and mitigate the impact on our financial position and operations such as cost reductions throughout our business, managing capacity and capability worldwide as the infection rates and impact of COVID-19 varied across regions throughout the pandemic, shifted from on-site inspections to remote inspections with regulatory guidelines, managed external accreditations virtually, held virtual customer meetings and events and shifted from in-person internal meetings to virtual meetings. Further, our customers were able to leverage our digital solutions like the UL Product iQ portal to search alternative component options to meet compliance requirements through supply chain disruptions. As a result of these efforts, we have been successful thus far in minimizing the impact of the COVID-19 pandemic on our financial position and operations, with a revenue decrease of 0.6% and net income margin of 10.6% for the year ended December 31, 2020. As economic activity is recovering, we are well positioned to support our customers and generated revenue growth of 9.4%, with a net income margin of 9.5%, for the year ended December 31, 2021.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
We continue to closely monitor the impact of COVID-19 on our customers and operations and have seen isolated impacts of the ongoing pandemic, in particular from major city government-mandated lockdowns in China. Through the first quarter of 2022, we were able to successfully mitigate these impacts as evidenced by our revenue growth of 8.2%, with a net income margin of 14.3% for the three months ended March 31, 2022. While our financial results have not been materially impacted thus far in 2022, extended shutdowns or more widespread impacts than those seen in the first quarter of 2022 could have a materially negative impact on our revenue and/or profitability.
See “Risk Factors—Risks Related to Our Industry and Business—The COVID-19 pandemic and the resulting global economic uncertainty and measures taken in response to the pandemic—or the global outbreak of a new pandemic or contagious disease—has had, and could in the future have, an adverse effect on us or our customers, which, in turn, could have a material adverse effect on our business, financial condition and results of operations” for further discussion of the risks associated with the COVID-19 pandemic.
Components of our Results of Operations
Revenue
Certification Testing
Certification Testing involves the evaluation of products, components and systems in accordance with industry standards, regulatory requirements and other design and performance specifications. As a result of the certification testing process, many of our customers are authorized to use the UL Mark on their products, packaging and marketing collateral to demonstrate to the marketplace that their tested product met the applicable requirements. This service supports our customers’ new product development processes and helps customers mitigate risk, demonstrate safety compliance and deliver confidence to businesses and consumers, and it drives demand for Ongoing Certification Services. Certification testing services often lead to Ongoing Certification Services to support the continued safety, compliance and performance objectives of the customer.
Ongoing Certification Services
In order to maintain the right to use the UL Mark on and in conjunction with their products and meet certain regulatory requirements, our customers must meet certain certification program requirements, including required inspection and monitoring by us. These requirements, addressed through tailored certification services, are designed to validate the continued compliance of our customers’ previously certified products, components and systems. We deliver these services through periodic inspections, initial and follow-up audits, sample testing and UL label usage, the frequency and combination of which can vary based on product, component or system type, production volume and historical customer compliance. These services are designed and executed to help protect the integrity of the UL Mark.
Non-certification Testing, Inspections and Audit
Non-certification Testing, Inspection and Audit services consist of performance testing against customer or other requirements that may or may not be required by any regulation and may or may not result in a certification, but which are still desired by our customers to help ensure the desired safety, performance and reliability of their products. Other services include on-site and remote inspections, audits and field engineering specialty services. Additionally, our non-certification offerings provide us with insights into the supply chains of our customers, which often leads to incremental cross-sell opportunities for additional UL services.
Software and Advisory
Our broad suite of software and advisory services enhances our customers’ risk management processes by enabling them to proactively reduce risk, improve operational and quality performance and helping to ensure ongoing EHS compliance across their systems, assets and enterprises. Our software and advisory services are highly complementary to the other services we offer and allow us to deliver fully integrated solutions to our customers.
Our software as a service (“SaaS”) and licensed software solutions provide data-driven supply chain insights (e.g., chemical management), sustainability monitoring and verification (e.g. energy consumption tracking),

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
compliance reporting (e.g., employee safety training), engineering process management, building health and safety and product and process cybersecurity evaluations (e.g., vulnerability assessments).
Our advisory services teams provide personalized guidance and support our customers to effectively manage safety, compliance and regulatory risks, enhance security and sustainability, and access new markets. We provide these services across a number of end markets and applications, including retail, life sciences, renewable energy and real estate.
Cost of Revenue
Cost of revenue includes personnel related expenses consisting of salaries, incentives, stock-based compensation and fringe benefits for employees directly attributable to revenue generation across each of our four service categories. In addition, cost of revenue includes facility related costs for labs and other buildings where testing and inspection services are performed, depreciation on equipment used in testing, amortization of capitalized software, customer-related travel costs, expenses related to third party contractors or third party facilities and consumable materials and supplies used in testing and inspection and other costs associated with generating revenue.
Gross Margin
Gross margin reflects revenue less cost of revenue.
Selling, General and Administrative Expenses
Selling, general and administrative expenses include personnel related expenses consisting of salaries, incentives, stock-based compensation and fringe benefits for indirect administrative functions such as executive, finance, legal, human resources and information technology, not included within cost of revenue. Additionally, selling, general and administrative expenses include facility costs, depreciation and amortization, internal research and development costs as well as expenditures related to software licenses, legal and accounting fees, travel, marketing, bad debt and non-chargeable materials and supplies. We expect selling, general and administrative expenses will be impacted by costs associated with being a publicly traded company.
Other (Expense) Income, net
Other (expense) income, net consists primarily of non-operating gains, income and expenses related to the revaluation performed on designated balance sheet accounts, investment income, equity in earnings of non-consolidated affiliates, and non-operating pension and post-retirement benefit expenses.
Interest Expense
Interest expense consists primarily of interest expense on our debt obligations.
Income Tax Expense
The income tax expense consists of current and deferred federal and state taxes for our U.S. and foreign jurisdictions.
Results of Operations
The following tables set forth our condensed consolidated results of operations and summary cash flow data for the periods presented.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Three Months Ended March 31, 2022 Compared to Three Months Ended March 31, 2021

	Three Months Ended March 31,				Change
(in millions)	2022	% Revenue	2021	% Revenue
Revenue	$623	N/A	$576	N/A	$47
Cost of revenue	324	52.0%	312	54.2%	12
Selling, general and administrative expenses	196	31.5%	194	33.7%	2
Operating income	103	16.5%	70	12.2%	33
Interest expense	(2)	(0.3)%	(1)	(0.2)%	(1)
Other (expense) income, net	10	1.6%	(12)	(2.1)%	22
Income before income taxes	111	17.8%	57	9.9%	54
Income tax expense	22	3.5%	12	2.1%	10
Net income	$89	14.3%	$45	7.8%	44

Adjusted EBITDA	$138	22.2%	$105	18.2%	33
Revenue

	Three Months Ended March 31,
(in millions)	2022	2021	% Change
Industrial	$264	$248	6.5%
Consumer	276	253	9.1%
Enterprise and Advisory	83	75	10.7%
Total	$623	$576	8.2%
Revenue increased by $47 million, or 8.2%, for the three months ended March 31, 2022 as compared to the same period in 2021. Revenue increased on an organic basis by $50 million or 8.7%, due to strong growth across all segments and service categories, and particularly in the retail and consumer products, consumer technology, materials and components industries. The acquisition of Method Park in July 2021 increased revenue by $9 million, or 1.6%. Foreign currency translation decreased revenue by $12 million, or 2.1%, primarily due to the relative weakening of the euro and the Japanese yen.
Revenue in the first quarter of 2021 was also impacted by a ransomware attack, which resulted in disruption to our systems and our ability to service our customers, primarily in the Consumer segment. The system outage suppressed the level of activity below normal levels, with a portion of fulfillment instead occurring in the second quarter of 2021.
For additional information see the discussions of results of operations by segment.

	Three Months Ended March 31, 2022
(in millions)	Organic Change	Acquisition Change	Foreign Currency Impact	Total	Organic % Change	Total % Change
Revenue change
Industrial	$21	$—	$(5)	$16	8.5%	6.5%
Consumer	20	9	(6)	23	7.9%	9.1%
Enterprise and Advisory	9	—	(1)	8	12.0%	10.7%
Total	$50	$9	$(12)	$47	8.7%	8.2%

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

	Three Months Ended March 31,
(in millions)	2022	2021	% Change
United States	$254	$236	7.6%
Other Americas	23	23	—%
Europe	105	93	12.9%
China(a)	99	91	8.8%
Rest of World	142	133	6.8%
Total	$623	$576	8.2%
_________________
(a)Represents revenue from mainland China
Cost of Revenue
Cost of revenue increased by $12 million, or 3.8%, for the three months ended March 31, 2022 as compared to the same period in 2021, primarily due to increased salary expense of $7 million and associated increased fringe benefit expenses of $2 million and increased outsides service costs of $3 million, such as temporary labor and material supplies related to the increased revenue. The increase in salary expense was primarily due to merit increases and an increase in headcount to support revenue growth. The increase also included costs of $6 million related to acquired entities, primarily Method Park, which was acquired in July 2021. These increases in cost of revenue were partially offset by the impact of foreign currency translation of $6 million attributable primarily to a weaker euro and Japanese yen. Cost of revenue was 52.0% of revenue for the three months ended March 31, 2022 compared to 54.2% for the same period in 2021. Cost of revenue as a percentage of revenue was also impacted by the ransomware attack discussed above.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $2 million, or 1.0%, for the three months ended March 31, 2022 as compared to the same period in 2021, due to increased salary expense of $4 million due to increased headcount and merit increases, and a $4 million increase in occupancy-related costs, primarily related to utilities. Partially offsetting these increases was a $3 million decrease in other expense related to receipt of proceeds from an insurance recovery and a $3 million decrease in performance-based employee incentive expense. The decrease in performance-based incentive expense is primarily due to a decrease in the estimated fair value of our outstanding Cash-settled Stock Appreciation Rights (“CSARs”), which was determined with the assistance of a third-party valuation specialist. A portion of this cost is allocated to selling, general and administrative expense. The increase also includes costs of $4 million related to acquired entities and acquisition-related costs. These increases in selling, general and administrative expenses were partially offset by the impact of foreign currency translation of $4 million primarily due to a weaker euro and Japanese yen.
Other (Expense) Income, net
Other (expense) income, net increased by $22 million for the three months ended March 31, 2022 as compared to the same period in 2021. The increase was primarily due to an unrealized gain of $11 million related to certain of our investments in non-consolidated equity securities as a result of observable price changes in orderly transactions. The increase was also due to the favorable impacts of foreign currency of $7 million and a reduction in non-operating pension expense and settlement losses of $4 million.
Income Tax Expense
The Company's effective income tax rate was 19.8% for the three months ended March 31, 2022, compared to 21.1% for the three months ended March 31, 2021. The effective tax rate in each period differed from the U.S. statutory tax rate of 21% primarily due to earnings subject to tax rates different than the U.S. rate.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Industrial
The Industrial segment focuses on global market acceptance and risk mitigation solutions through testing, inspection and certification of products for customers across a number of end markets, including energy, industrial automation, engineered materials and built environment markets.
Highlights of Industrial's financial results for the three months ended March 31, 2022 include:
•Revenue of $264 million; and
•Segment operating income of $76 million.
The following table sets forth Industrial’s condensed results of operations.

	Three Months Ended March 31,
(in millions)	2022	2021
Revenue	$264	$248
Revenue change analysis:
Organic change	$21	$11
Foreign currency impact	(5)	6
Total revenue change	$16	$17

Segment operating income	$76	$61
Segment operating income change analysis:
Organic change	$16	$(4)
Foreign currency impact	(1)	—
Total segment operating income change	$15	$(4)

Segment operating income margin	28.8%	24.6%
Three Months Ended March 31, 2022 Compared to Three Months Ended March 31, 2021
Revenue
Revenue increased by $16 million, or 6.5%, for the three months ended March 31, 2022 as compared to the same period in 2021. Revenue increased organically 8.5% and the relative weakness of foreign currencies, primarily the euro and Japanese yen, accounted for a 2.0% decrease in revenue.
On an organic basis, revenue increased $21 million primarily due to:
•An increase in revenue attributable to the wire and cable industry of $5 million, and revenue attributable to the industrial power and automation industry of $3 million related to Ongoing Certification Services; and
•New product testing across the wire and cable industry resulting in an increase in revenue of $6 million, new product testing across the built environment industry resulting in an increase in revenue of $3 million, and new product testing across the industrial power and automation industry resulting in an increase in revenue of $3 million, in each case related to Certification Testing revenue.
Segment operating income
Segment operating income increased by $15 million, or 24.6%, for the three months ended March 31, 2022 as compared to the same period in 2021. Segment operating income increased organically 26.2% and the relative weakness of foreign currencies accounted for a 1.6% decrease in segment operating income.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
On an organic basis, segment operating income increased $16 million primarily due to:
•Increased organic revenue of $21 million as discussed above, partially offset by a $5 million increase in expenses.
Expenses increased primarily due to:
•An increase in salaries and fringe expenses of $6 million as a result of merit increases and headcount additions to support revenue growth, which was partially offset by a decrease from performance-based employee incentive expense.
Consumer
The Consumer segment focuses on global market acceptance and risk mitigation solutions through testing, inspection and certification of products for customers across consumer technologies, retail and consumer products, appliances, HVAC and lighting, medical devices and automotive.
Highlights of Consumer’s financial results for the three months ended March 31, 2022 include:
•Revenue of $276 million; and
•Segment operating income of $24 million.
The following table sets forth Consumer’s condensed results of operations.

	Three Months Ended March 31,
(in millions)	2022	2021
Revenue	$276	$253
Revenue change analysis:
Organic change	$20	$3
Acquisition change	9	—
Foreign currency impact	(6)	6
Total revenue change	$23	$9

Segment operating income	$24	$9
Segment operating income change analysis:
Organic change	$17	$(12)
Acquisition change	(1)	—
Foreign currency impact	(1)	(1)
Total segment operating income change	$15	$(13)

Segment operating income margin	8.7%	3.6%
Three Months Ended March 31, 2022 Compared to Three Months Ended March 31, 2021
Revenue
Revenue increased by $23 million, or 9.1%, for the three months ended March 31, 2022 as compared to the same period in 2021. Revenue increased organically 7.9%, acquisition-related costs increased revenue 3.6% and the relative weakness of foreign currencies, primarily the euro and Japanese yen, accounted for a 2.4% decrease in revenue.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
On an organic basis, revenue increased $20 million primarily due to:
•Increased economic activity in consumer technology products, which contributed to revenue growth of $8 million, driven by Non-certification Testing, Inspections and Audit of $6 million and Ongoing Certification Services of $1 million; and
•Increased economic activity in consumer retail products, which contributed to revenue growth of $11 million, primarily in Non-certification Testing, Inspections and Audit.
•The impact in the first quarter of 2021 from a ransomware attack that resulted in disruption to our systems and our ability to service our customers. The system outage suppressed the level of activity below normal levels, with a portion of fulfillment instead occurring in the second quarter of 2021.
Segment operating income
Segment operating income increased by $15 million, or 166.7%, for the three months ended March 31, 2022 as compared to the same period in 2021. Segment operating income increased organically 188.9%, acquisition-related costs decreased segment operating income 11.1%, and the relative weakness of foreign currencies accounted for an additional 11.1% decrease segment operating income.
On an organic basis, segment operating income increased $17 million primarily due to:
•Increased organic revenue of $20 million, as discussed above, offset by a $3 million increase in expenses.
•The impact to operating income in the first quarter of 2021 from the ransomware attack discussed above.
Expenses increased primarily due to:
•An increase in salaries and fringe expenses of $5 million as a result of increased headcount and merit increases and increased occupancy costs of $2 million, partially offset by a $3 million insurance recovery and a $2 million decrease in performance-based employee incentive expense.
Enterprise and Advisory
The Enterprise and Advisory segment provides subscription-based software and advisory services to support clients' risk management sustainability and compliance processes.
Highlights of Enterprise and Advisory’s financial results for the three months ended March 31, 2022 include:
•Revenue of $83 million; and
•Segment operating income of $3 million.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
The following table sets forth Enterprise and Advisory’s condensed results of operations.

	Three Months Ended March 31,
(in millions)	2022	2021
Revenue	$83	$75
Revenue change analysis:
Organic change	$9	$5
Foreign currency impact	(1)	1
Total revenue change	$8	$6

Segment operating income	$3	$—
Segment operating income change analysis:
Organic change	$3	$—
Total segment operating income change	$3	$—

Segment operating income margin	3.6%	—%
Three Months Ended March 31, 2022 Compared to Three Months Ended March 31, 2021
Revenue
Revenue increased by $8 million, or 10.7%, for the three months ended March 31, 2022 as compared to the same period in 2021. Revenue increased organically 12.0%, and the relative weakness of foreign currencies accounted for a 1.3% decrease in revenue.
On an organic basis, revenue increased $9 million primarily due to:
•Growth related to supply chain management of $2 million contributed to increased Software and Advisory revenue;
•Growth related to employee health and safety and sustainability of $2 million contributed to increased Software and Advisory revenue;
•Growth related to renewable energy of $1 million contributed to increased Software and Advisory revenue; and
•Growth in medical and health sciences of $1 million contributed to increased Software and Advisory revenue.
Segment operating income
Segment operating income increased by $3 million for the three months ended March 31, 2022 from a breakeven position for the same period in 2021.
On an organic basis, segment operating income increased $3 million primarily due to:
•Increased organic revenue of $9 million, as discussed above; offset by a $6 million increase in expenses.
Expenses increased primarily due to:
•An increase in salaries, incentives and fringe expenses of $4 million due to increased headcount and merit and $1 million due to increased occupancy costs.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

	Year Ended December 31,				Change
(in millions)	2021	% Revenue	2020	% Revenue
Revenue	$2,517	N/A	$2,301	N/A	$216
Cost of revenue	1,338	53.2%	1,270	55.2%	68
Selling, general and administrative expenses	892	35.4%	668	29%	224
Operating income	287	11.4%	363	15.8%	(76)
Interest expense	(1)	—%	(1)	—%	—
Other (expense) income, net	(12)	(0.5)%	(29)	(1.3)%	17
Income before income taxes	274	10.9%	333	14.5%	(59)
Income tax expense	36	1.4%	90	3.9%	(54)
Net income	$238	9.5%	$243	10.6%	$(5)

Adjusted EBITDA	$429	17.0%	$510	22.2%	$(81)
Revenue

	Year Ended December 31,
(in millions)	2021	2020	% Change
Industrial	$1,051	$965	8.9%
Consumer	1,138	1,045	8.9%
Enterprise and Advisory	328	291	12.7%
Total	$2,517	$2,301	9.4%
Revenue increased by $216 million, or 9.4%, for the year ended December 31, 2021 as compared to the same period in 2020. Revenue increased on an organic basis by $173 million, or 7.5%, due to strong demand for Non-certification Testing, Inspections and Audit services in the consumer medical and wire and cable industries, as well as retail and consumer product demand rebounding from 2020, increased Certification Testing and Ongoing Certification Services in the power and automation industries and growth in Software and Advisory revenue in the life and health services industry. The acquisition of Method Park Holding AG increased revenue by $15 million, or 0.7%. Foreign currency translation increased revenue by $28 million, or 1.2%, due to the relative strengthening of the Chinese renminbi and the euro. For additional information, see the discussion of results of operations by segment.

	Year Ended December 31, 2021
(in millions)	Organic Change	Acquisition Change	Foreign Currency Impact	Total	Organic % Change	Total % Change
Revenue change
Industrial	$73	$—	$13	$86	7.6%	8.9%
Consumer	65	15	13	93	6.2%	8.9%
Enterprise and Advisory	35	—	2	37	12%	12.7%
Total	$173	$15	$28	$216	7.5%	9.4%

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

	Year Ended December 31,
(in millions)	2021	2020	% Change
United States	$1,027	$941	9.1%
Other Americas	101	101	—%
Europe	413	367	12.5%
China(a)	403	346	16.5%
Rest of World	573	546	4.9%
Total	$2,517	$2,301	9.4%
__________________
(a)Represents revenue from mainland China
Cost of Revenue
Cost of revenue increased by $68 million, or 5.4%, for the year ended December 31, 2021 as compared to the same period in 2020, primarily due to the overall increase in revenue. Cost of revenue also increased due to a $22 million increase in performance-based employee incentive expense as 2021 performance significantly exceeded targets for both the annual and long-term incentive plans. Salary and fringe expense increased $6 million, primarily due to merit increases put into effect in the second quarter of 2021 and due to a delay in merit increases in 2020 as part of cost saving measures enacted as a result of the COVID-19 pandemic. The increase in cost of revenue includes the impact of foreign currency translation of $22 million attributable to a stronger Chinese renminbi. The increase also includes costs of $10 million related to acquired entities. The increase in cost of revenue is net of a decrease in costs of $26 million primarily related to the elimination of certain business functions in 2021 in connection with our business reorganization activities described above. Cost of revenue was 53.2% of revenue for the year ended December 31, 2021 compared to 55.2% for the same period in 2020.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $224 million, or 33.5%, for the year ended December 31, 2021 as compared to the same period in 2020, due to a $115 million increase in performance-based employee incentive expense, primarily driven by an additional expense of $105 million ($115 million in 2021 compared to $10 million in 2020) for our outstanding Cash-settled Stock Appreciation Rights (“CSARs”). The additional expense is due to an increase in the estimated fair value of our outstanding CSARs, which was determined using third-party valuations. The fair value of our CSARs fluctuates based on changes in assumptions including estimated future cash flows, the discount rate and market multiples from comparable publicly traded companies. In addition, salary and fringe expense increased $48 million due to increased headcount, merit increases in the second quarter of 2021 and the full year impact of merit increases that were delayed in 2020. Outside service expense increased $33 million, which includes expenses related to the non-capitalizable portion of a new customer relationship management application. The increase also reflects $26 million of costs primarily related to new company-wide indirect sales, digital initiatives and process improvement support functions created in connection with our 2021 business reorganization activities. The increase in selling, general and administrative expenses includes the impact of foreign currency translation of $11 million primarily due to intercompany settlements and the relative strengthening of the Chinese renminbi. The increase also includes costs of $11 million related to acquired entities and acquisition related costs.
Other (Expense) Income, net
Other expense decreased by $17 million to $12 million for the year ended December 31, 2021 as compared to the same period in 2020, primarily due to increased earnings from non-consolidated affiliates of $9 million, the impact of foreign currency translation gains of $8 million from intercompany loan balances and a $7 million decrease in pension expense, partially offset by a $6 million decrease in investment income due to lower interest rates.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Income Tax
Our effective income tax rate was 13.1% for the year ended December 31, 2021 compared to 27.0% for the same period in 2020. The effective tax rate in each period differed from the statutory tax rate due to numerous factors such as changes in our business operations, intercompany transactions, changes in the tax laws and earnings subject to tax rates different than the U.S. rate.
Results for 2021 included $11 million of non-recurring income tax benefit due to the foreign derived intangible income deduction. Results for 2020 included $24 million of income tax expense due to the write-off of a deferred tax asset previously recognized pursuant to ASU 2016-16. The deferred tax asset was no longer realizable as a result of an intercompany sale of certain intangible assets.
Exclusive of these discrete items, tax expense was favorably impacted by lower tax rates and tax exemptions on income derived from foreign operations. See Note 13 to the consolidated financial statements for a full reconciliation of the effective tax rate to the U.S. federal statutory rate.
Industrial
The Industrial segment focuses on global market acceptance and risk mitigation solutions through testing, inspection and certification of products for customers across a number of end markets, including energy, industrial automation, engineered materials and built environment markets.
Highlights of Industrial’s financial results for the year ended December 31, 2021 include:
•Revenue of $1,051 million; and
•Segment operating income of $244 million.
The following table sets forth Industrial’s condensed results of operations.

	Year Ended December 31,
(in millions)	2021	2020
Revenue	$1,051	$965
Revenue change analysis:
Organic change	$73	$(7)
Acquisition change	—	1
Foreign currency impact	13	—
Total revenue change	$86	$(6)

Segment operating income	$244	$253
Segment operating income change analysis:
Organic change	$(6)	$25
Acquisition change	(2)	(1)
Foreign currency impact	(1)	(1)
Total segment operating income change	$(9)	$23

Segment operating income margin	23.2%	26.2%

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenue
Revenue increased by $86 million, or 8.9%, for the year ended December 31, 2021 as compared to the same period in 2020. Revenue increased organically 7.6% and the relative strength of foreign currencies accounted for an additional 1.3% increase in revenue.
On an organic basis, revenue increased $73 million primarily due to:
•An increase in revenue attributable to the wire and cable industry of $30 million, and revenue attributable to the industrial power and automation industry of $12 million related to Ongoing Certification Services; and
•New product testing across the wire and cable industry resulted in an increase in revenue of $11 million, and new product testing across the industrial power and automation industry resulted in an increase in revenue of $9 million, in each case related to Certification Testing revenue.
Segment operating income
Segment operating income decreased by $9 million, or 3.6%, for the year ended December 31, 2021 as compared to the same period in 2020. Segment operating income decreased organically 2.4%, acquisition-related costs decreased segment operating income 0.8% and the relative weakness of foreign currencies accounted for a 0.4% decrease in segment operating income.
On an organic basis, segment operating income decreased $6 million primarily due to:
•An increase in long-term incentives of $50 million, which is primarily due to an increase in performance-based employee incentive expenses attributable to additional CSAR expense of $39 million ($43 million in 2021 compared to $4 million in 2020);
•An increase in outside service expenses of $14 million primarily related to the non-capitalizable portion of a new customer relationship management application; and
•An increase in salary and fringe expenses of $10 million primarily due to increased headcount, merit increases in the second quarter of 2021 and the full year impact of merit increases that were delayed in 2020.
The decrease was mostly offset by increased revenue of $73 million, as discussed above.
Consumer
The Consumer segment focuses on global market acceptance and risk mitigation solutions through testing, inspection and certification of products for customers across consumer technologies, retail and consumer products, appliances, HVAC and lighting, medical devices and automotive.
Highlights of Consumer’s financial results for the year ended December 31, 2021 include:
•Revenue of $1,138 million; and
•Segment operating income of $50 million.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
The following table sets forth Consumer’s condensed results of operations.

	Year Ended December 31,
(in millions)	2021	2020
Revenue	$1,138	$1,045
Revenue change analysis:
Organic change	$65	$(24)
Acquisition change	15	3
Foreign currency impact	13	1
Total revenue change	$93	$(20)

Segment operating income	$50	$105
Segment operating income change analysis:
Organic change	$(45)	$3
Acquisition change	(7)	1
Foreign currency impact	(3)	—
Total segment operating income change	$(55)	$4

Segment operating income margin	4.4%	10.0%
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenue
Revenue increased by $93 million, or 8.9%, for the year ended December 31, 2021 as compared to the same period in 2020. Revenue increased organically 6.2%, acquisitions increased revenue 1.4% and the relative strength of foreign currencies accounted for an additional 1.3% increase in revenue.
On an organic basis, revenue increased $65 million primarily due to:
•Increased economic activity within the medical and health sciences area along with increased spending in consumer technology products, which contributed to revenue growth of $28 million. This increase was driven by Non-certification Testing, Inspections and Audit of $17 million and Certification Testing of $7 million;
•A rebound in economic activity, which contributed to revenue growth related to consumer retail products of $24 million primarily in Non-certification Testing, Inspections and Audit; and
•Growth in consumer demand for household appliances, which contributed to increased revenue of $13 million primarily in Certification Testing and Ongoing Certification Services.
Segment operating income
Segment operating income decreased by $55 million, or 52.4%, for the year ended December 31, 2021 as compared to the same period in 2020. Segment operating income decreased organically 42.9%, acquisitions decreased segment operating income 6.7% and the relative weakness of foreign currencies accounted for a 2.8% decrease in segment operating income.
On an organic basis, segment operating income decreased $45 million primarily due to:
•An increase in long-term incentives of $63 million, which is primarily due to an increase in performance-based employee incentive expenses attributable to additional CSAR expense of $51 million ($56 million in 2021 compared to $5 million in 2020);

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
•An increase in salary and fringe expenses of $23 million primarily due to increased headcount, merit increases in the second quarter of 2021 and the full year impact of merit increases that were delayed in 2020; and
•An increase in outside service expenses of $19 million primarily related to the non-capitalizable portion of a new customer relationship management application.
The decreases were partially offset by increased revenue of $65 million, as discussed above.
Enterprise and Advisory
The Enterprise and Advisory segment provides subscription-based software and advisory services to support clients’ risk management sustainability and compliance processes.
Highlights of Enterprise and Advisory’s financial results for the year ended December 31, 2021 include:
•Revenue of $328 million; and
•Segment operating loss of $7 million.
The following table sets forth Enterprise and Advisory’s condensed results of operations.

	Year Ended December 31,
(in millions)	2021	2020
Revenue	$328	$291
Revenue change analysis:
Organic change	$35	$4
Acquisition change	—	8
Foreign currency impact	2	—
Total revenue change	$37	$12

Segment operating (loss) income	$(7)	$5
Segment operating (loss) income change analysis:
Organic change	$(10)	$9
Acquisition change	(1)	(1)
Foreign currency impact	(1)	—
Total segment operating (loss) income change	$(12)	$8

Segment operating (loss) income margin	(2.1)%	1.7%
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenue
Revenue increased by $37 million, or 12.7%, for the year ended December 31, 2021 as compared to the same period in 2020. Revenue increased organically 12.0% and the relative strength of foreign currencies accounted for an additional 0.7% increase in revenue.
On an organic basis, Software and Advisory revenue increased $35 million primarily due to:
•Growth related to life and health sciences of $14 million;
•Growth related to supply chain compliance of $7 million;
•Growth related to sustainability and EHS of $5 million; and

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
•Growth related to renewable energy of $4 million.
Segment operating income (loss)
Segment operating income decreased by $12 million, from a segment operating income of $5 million to a segment operating loss of $7 million for the year ended December 31, 2021 as compared to the same period in 2020. Segment operating income decreased organically 200.0%, acquisitions decreased segment operating income 20.0% and the relative weakness of foreign currencies accounted for a 20.0% decrease in segment operating income.
On an organic basis segment operating income decreased $10 million primarily due to:
•An increase in long-term incentives of $21 million, which is primarily due to an increase in performance-based employee incentive expenses attributable to additional CSAR expense of $15 million ($16 million in 2021 compared to $1 million in 2020); and
•An increase in salary and fringe expenses of $16 million primarily due to increased headcount, merit increases in the second quarter of 2021 and the full year impact of merit increases that were delayed in 2020.
The decreases were partially offset by increased revenue of $35 million, as discussed above.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

	Year Ended December 31,
(in millions)	2020	% Revenue	2019	% Revenue	Change
Revenue	$2,301	N/A	$2,315	N/A	$(14)
Cost of revenue	1,270	55.2%	1,280	55.3%	(10)
Selling, general and administrative expenses	668	29.0%	708	30.6%	(40)
Operating income	363	15.8%	327	14.1%	36
Interest expense	(1)	—%	(1)	—%	—
Other (expense) income, net	(29)	(1.3)%	(7)	(0.3)%	(22)
Income before income taxes	333	14.5%	319	13.8%	14
Income tax expense	90	3.9%	62	2.7%	28
Net income	$243	10.6%	$257	11.1%	(14)

Adjusted EBITDA	$510	22.2%	$475	20.5%	35
Revenue

	Year Ended December 31,
(in millions)	2020	2019	% Change
Industrial	$965	$971	(0.6)%
Consumer	1,045	1,065	(1.9)%
Enterprise and Advisory	291	279	4.3%
Total	$2,301	$2,315	(0.6)%
Revenue decreased by $14 million, or 0.6%, for the year ended December 31, 2020 as compared to the same period in 2019. Revenue decreased on an organic basis by $27 million or 1.2% due to a $37 million decline in Non-certification Testing Inspections and Audit activities, along with reductions in Certification Testing and Software and Advisory services. The declines in revenue were partially offset by $25 million of growth in Ongoing Certification Services. The acquisitions of KVA, Healthy Buildings, Dokimi and Homer Energy in 2019 increased revenue $12 million or 0.5% and the relative strengthening of the euro and Japanese yen more than offset the

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
weakening of the Brazilian real to drive the foreign currency revenue increase of $1 million or 0.1%. For additional information see the discussion of results of operations by segment.

	Year Ended December 31, 2020
(in millions)	Organic Change	Acquisition Change	Foreign Currency Impact	Total	Organic % Change	Total % Change
Revenue change
Industrial	$(7)	$1	$—	$(6)	(0.7)%	(0.6)%
Consumer	(24)	3	1	(20)	(2.3)%	(1.9)%
Enterprise and Advisory	4	8	—	12	1.4%	4.3%
Total	$(27)	$12	$1	$(14)	(1.2)%	(0.6)%

	Year Ended December 31,
(in millions)	2020	2019	% Change
United States	$941	$978	(3.8)%
Other Americas	101	96	5.2%
Europe	367	376	(2.4)%
China(a)	346	328	5.5%
Rest of World	546	537	1.7%
Total	$2,301	$2,315	(0.6)%
_________________
(a)Represents revenue from mainland China
Cost of Revenue
Cost of revenue decreased by $10 million, or 0.8%, for the year ended December 31, 2020 as compared to the same period in 2019, due to $32 million of reduced travel expenses in 2020 as travel was restricted due to the COVID-19 pandemic, and reduced outside service expense of $10 million as volume-related temporary labor decreased. Performance-based employee incentive expense increased $13 million as 2020 performance exceeded targets for the annual incentive program and salary expense increased $8 million primarily due to merit increases. The decrease in cost of revenue includes the impact of foreign currency translation of $3 million attributable to a stronger euro and New Taiwan dollar offset by a weaker Brazilian real. Costs increased $10 million for acquired entities. Cost of revenue was 55.2% of revenue for the year ended December 31, 2020 compared to 55.3% for the same period in 2019.
Selling, General and Administrative expenses
Selling, general and administrative expenses decreased by $40 million, or 5.6%, for the year ended December 31, 2020 as compared to the same period in 2019, due to $29 million of reduced travel in 2020 as travel was restricted due to the COVID-19 pandemic, a one-time contract settlement expense in 2019 and reduced legal and related expenses. Depreciation and amortization expense was lower in 2020 as capital expenditures were curtailed in 2020 due to uncertainty with COVID-19. Performance-based employee incentive expense increased as 2020 performance exceeded targets for the annual incentive program and salary expense increased primarily due to merit increases. The decrease in selling, general and administrative expenses includes a $2 million impact related to foreign currency driven primarily by the settlement of an intercompany loan denominated in British pound sterling. Acquisitions drove an expense increase of $4 million.
Other (Expense) Income, net
Other expense increased by $22 million, to $29 million, for the year ended December 31, 2020 as compared to the same period in 2019, primarily due to increased pension expense in 2020 of $12 million related to settlement costs as well as the impact of a $12 million intercompany loan revaluation driven primarily by a weaker Brazilian real.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Income Tax
Our effective income tax rate was 27.0% for the year ended December 31, 2020 compared to 19.4% for the same period in 2019. The effective tax rate in each period differed from the statutory tax rate due to numerous factors such as changes in our business operations, intercompany transactions, changes in the tax laws, and earnings subject to tax rates different than the U.S. rate.
Results for 2020 included additional tax expense of $24 million due to the write-off of a deferred tax asset previously recognized pursuant to ASU 2016-16 which is no longer realizable as a result of an intercompany sale of certain intangible assets.
Exclusive of these discrete items, tax expense was favorably impacted by lower tax rates and tax exemptions on income derived from foreign operations. See Note 13 to the consolidated financial statements for a full reconciliation of the effective tax rate to the U.S. federal statutory rate.
Industrial
The Industrial segment focuses on global market acceptance and risk mitigation solutions through testing, inspection and certification of products for customers across a number of end markets, including energy, industrial automation, engineered materials and built environment markets.
Highlights of Industrial’s financial results for the year ended December 31, 2020 include:
•Revenue of $965 million; and
•Segment operating income of $253 million.
The following table sets forth Industrial’s condensed results of operations.

	Year Ended December 31,
(in millions)	2020	2019
Revenue	$965	$971
Revenue change analysis:
Organic change	$(7)
Acquisition change	1
Total revenue change	$(6)

Segment operating income	$253	$230
Segment operating income change analysis:
Organic change	$25
Acquisition change	(1)
Foreign currency impact	(1)
Total segment operating income change	$23

Segment operating income margin	26.2%	23.7%
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenue
Revenue decreased by $6 million, or 0.6%, for the year ended December 31, 2020 as compared to the same period in 2019. Revenue decreased organically 0.7% and acquisitions increased revenue 0.1%.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
On an organic basis revenue decreased $7 million primarily due to:
•A reduction in building safety activity led to a decrease in the fire suppression, detection and containment business which resulted in reduced Certification Testing revenue of $11 million; and
•A decrease in new product testing across the energy and materials business resulted in reduced Certification Testing revenue.
The decrease was partially offset by:
•An increase in industrial power and automation as well as wire and cable Ongoing Certification Services of $18 million.
Segment operating income
Segment operating income increased by $23 million, or 10.0%, for the year ended December 31, 2020 as compared to the same period in 2019. Segment operating income increased organically 10.8%, acquisitions decreased operating income 0.4% and the relative weakness of foreign currencies accounted for a 0.4% decrease in segment operating income.
On an organic basis segment operating income increased $25 million primarily due to:
•As a result of COVID-19 we implemented expense reduction activities which resulted in reduced travel expense in 2020 of $25 million, reduced other expenses of $14 million which included a one-time contract settlement expense in 2019 and reduced outside service expense due to reduced Certification Testing revenue.
The increase was partially offset by:
•Decreased revenue of $7 million as discussed above; increased expenses of $13 million for performance-based incentives and increased salary expense due to merit.
Consumer
The Consumer segment focuses on global market acceptance and risk mitigation solutions through testing, inspection and certification of products for customers across consumer technologies, retail and consumer products, appliances, HVAC and lighting, medical devices and new mobility.
Highlights of Consumer’s financial results for the year ended December 31, 2020 include:
•Revenue of $1,045 million; and
•Segment operating income of $105 million.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
The following table sets forth Consumer’s condensed results of operations.

	Year Ended December 31,
(in millions)	2020	2019
Revenue	$1,045	$1,065
Revenue change analysis:
Organic change	$(24)
Acquisition change	3
Foreign currency impact	1
Total revenue change	$(20)

Segment operating income	$105	$101
Segment operating income change analysis:
Organic change	$3
Acquisition change	1
Total segment operating income change	$4

Segment operating income margin	10.0%	9.5%
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenue
Revenue decreased by $20 million, or 1.9%, for the year ended December 31, 2020 as compared to the same period in 2019. Revenue decreased organically 2.3%, acquisitions increased revenue 0.3% and the relative strength of foreign currencies accounted for an additional 0.1% increase in revenue.
On an organic basis revenue decreased $24 million primarily due to:
•A decrease in retail and consumer products demand as a result of COVID-19 led to lower Non-certification Testing revenue of $33 million; and
•A decrease in consumer lighting product testing demand resulted in reduced Certification Testing revenue of $14 million.
The decrease was partially offset by:
•An increase in consumer technology product safety testing demand resulted in increased Certification Testing revenue of $21 million.
Segment operating income
Segment operating income increased by $4 million, or 4.0%, for the year ended December 31, 2020 as compared to the same period in 2019. Segment operating income increased organically 3.0% and acquisitions increased operating income 1.0%.
On an organic basis segment operating income increased $3 million primarily due to:
•As a result of COVID-19 we implemented expense reduction activities which resulted in reduced travel expense in 2020 of $27 million; reduced legal and related expense and general meetings; reduced employee-related costs such as training and reduced outside service expense due to reduced Certification Testing revenue.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
The increases were partially offset by:
•Decreased revenue of $24 million as discussed above; increased expense of $15 million for performance-based incentives and increased salary expense primarily due to merit increases.
Enterprise and Advisory
The Enterprise and Advisory segment provides subscription-based software and advisory services to support our clients’ risk management, sustainability and compliance processes.
Highlights of Enterprise and Advisory’s financial results for the year ended December 31, 2020 include:
•Revenue of $291 million; and
•Segment operating income of $5 million.
The following table sets forth Enterprise and Advisory’s condensed results of operations.

	Year Ended December 31,
(in millions)	2020	2019
Revenue	$291	$279
Revenue change analysis:
Organic change	$4
Acquisition change	8
Total revenue change	$12

Segment operating income (loss)	$5	$(3)
Segment operating income (loss) change analysis:
Organic change	$9
Acquisition change	(1)
Total segment operating income change	$8
Segment operating income margin	1.7%	(1.1)%
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenue
Revenue increased by $12 million, or 4.3%, for the year ended December 31, 2020 as compared to the same period in 2019. Revenue increased organically 1.4% and acquisitions increased revenue 2.9%.
On an organic basis revenue increased $4 million primarily due to:
•Growth related to renewable energy contributed to increased software and advisory services revenue of $7 million; and
•Growth related to supply chain management contributed to increased Software and Advisory revenue.
The increases were partially offset by:
•Decreased medical and health sciences Software and Advisory revenue of $4 million.
Acquisition related revenue growth of $8 million was attributable to the addition of Healthy Buildings and Homer Energy.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Segment operating income (loss)
Segment operating income increased by $8 million from a segment operating loss of $3 million to segment operating income of $5 million for the year ended December 31, 2020 as compared to the same period in 2019. Segment operating income increased organically 300.0% and acquisitions decreased segment operating income 33.3%.
On an organic basis segment operating income increased $9 million primarily due to:
•Increased revenue of $4 million, as discussed above. As a result of COVID-19 we implemented expense reduction activities which resulted in reduced travel expense in 2020 of $3 million, and reduced other expense of $3 million.
The increases were partially offset by:
•Increased performance-based incentives of $3 million.
Liquidity and Capital Resources
Liquidity
Our primary sources of liquidity are cash and cash equivalents on hand, cash flows from operating activities and cash borrowed under our Credit Facility. We believe the combination of our cash and cash equivalents on hand, the generation of cash from operating activities, the funds available under our Credit Facility and our ability to access the capital markets provide sufficient liquidity to meet our cash requirements for working capital, capital expenditures, service of indebtedness and to address other needs for the next twelve months and the foreseeable future thereafter, as well as to finance acquisitions, make contributions to our pension and postretirement plans and pay dividends to ULS as our board of directors deems appropriate.
Our cash flows from operations, borrowing availability and overall liquidity are subject to certain risks and uncertainties, including those described in the section titled “Risk Factors.” In addition, we cannot predict whether or when we may enter into acquisitions, joint ventures or dispositions, make contributions to our pension and postretirement plans, pay dividends, or what impact any such transactions could have on our results of operations, cash flows or financial condition.
Cash and cash equivalents totaled $420 million at March 31, 2022 and $1,328 million at December 31, 2021. At March 31, 2022 we had $597 million of unused availability under our Credit Facility and access to an accordion feature permitting an increase in the Credit Facility by an aggregate amount of up to $625 million (of which up to $400 million may consist of term loans), subject to the consent of any lenders providing such increase, the absence of any default or event of default and entry into customary documentation with respect to such increase.
In January 2022, we declared and paid a special cash dividend of $1,600 million to ULS using cash on hand and cash from our Credit Facility, which is further described below. In December 2021, we declared and paid a special cash dividend of $200 million to ULS using cash on hand.
Cash Flows
Three Months Ended March 31, 2022 Compared to Three Months Ended March 31, 2021
The following table is a summary of our cash flow activity for the periods presented:

	Three Months Ended March 31,
(In millions)	2022	2021
Net cash provided by operating activities	$105	$19
Net cash used in investing activities	$(66)	$(60)
Net cash used in financing activities	$(947)	$(16)

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Cash flows from operating activities
Net cash provided by operating activities was $105 million for the three months ended March 31, 2022, increasing $86 million compared to net cash provided by operating activities of $19 million for the same period in 2021. The increase was primarily driven by higher net income, after adjustment for non-cash items, of $26 million, and by an improvement in working capital of $60 million. The improvement in working capital was primarily due to the absence of contributions to the U.S. pension plan in the three months ended March 31, 2022 compared to $29 million of contributions for the same period in 2021, in addition to a reduction of federal income tax payments of $2 million in the three months ended March 31, 2022 compared to $30 million for the same period in 2021. The change in working capital was also impacted by the timing of various other payments.
Cash flows from investing activities
Net cash used in investing activities was $66 million for the three months ended March 31, 2022, compared to net cash used in investing activities of $60 million for the same period in 2021. Investing activities for the three months ended March 31, 2022 primarily included capital expenditures of $43 million and acquisition activity of $15 million compared to $22 million in capital expenditures and no acquisition activity for the same period in 2021. Capital expenditures in the first three months of 2021 were reduced due to the systems outage and increased in the first three months of 2022 due to expenditures related to a new customer relationship management system. The increase in investing activities was partially offset by a decrease in net purchases of short-term investments with $6 million in the three months ended March 31, 2022 compared to $38 million for the same period in 2021.
Cash flows from financing activities
Net cash used in financing activities was $947 million for the three months ended March 31, 2022, compared to net cash used in financing activities of $16 million for the same period in 2021. Financing activities for the three months ended March 31, 2022 primarily included a $1,600 million special dividend paid to ULS in January 2022 and repayment of long-term debt of $50 million, partially offset by proceeds from long-term debt of $700 million. Financing activities for the three months ended March 31, 2021 primarily included dividends paid to the non-controlling party of UL-CCIC of $11 million.
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020 and Year Ended December 31, 2020 Compared to December 31, 2019
The following table is a summary of our cash flow activity for the periods presented:

	Year Ended December 31,
(in millions)	2021	2020	2019
Net cash flows provided by operating activities	$421	$487	$386
Net cash flows provided by (used in) investing activities	$178	$(344)	$(164)
Net cash flows used in financing activities	$(228)	$(20)	$(22)
Net cash flows provided by operating activities
Net cash flows provided by operating activities were $421 million for the year ended December 31, 2021, decreasing $66 million compared to net cash flows provided by operating activities of $487 million for the same period in 2020. The decrease was primarily driven by lower net income, after adjustment for non-cash items, of $101 million, partially offset by an improvement in working capital of $35 million. The improvement in working capital was primarily due to increased accruals for performance-based incentives and the timing of payments to our vendors.
Net flows cash provided by operating activities were $487 million for the year ended December 31, 2020, increasing $101 million compared to net cash provided by operating activities of $386 million for the same period in 2019. The increase was primarily due to an improvement in working capital as a result of continued improvements in customer cash management and a reduction in unbilled services. The combination of accounts receivable and

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
contract asset activity improved operating cash flow by $69 million in 2020 compared to 2019 activity. Accrued expense activity improved operating cash flow by $21 million in 2020 compared to 2019 activity.
Net cash flows provided by (used in) investing activities
Net cash flows provided by investing activities were $178 million for the year ended December 31, 2021, compared to net cash flows used in investing activities of $344 million for the same period in 2020. The change was primarily due to sales of investments of $371 million during 2021, mostly related to debt securities, compared to purchases of investments of $250 million during 2020. This change was partially offset by $47 million of acquisitions during 2021 as well as $46 million of short-term investment purchases during 2021 compared to $27 million of short-term investment redemptions during 2020.
Net cash flows used in investing activities were $344 million for the year ended December 31, 2020, compared to net cash used in investing activities of $164 million for the same period in 2019. The increase was primarily due to purchases of $250 million of investments, mostly related to debt securities, and a reduction in proceeds from the sales of investments of $51 million, partially offset by higher redemptions of short-term investments of $56 million, lower acquisition-related costs of $38 million and a reduction in capital expenditures of $30 million due to cash conservation measures implemented in response to the COVID-19 pandemic.
Net cash flows used in financing activities
Net cash flows used in financing activities were $228 million for the year ended December 31, 2021, compared to net cash flows used in financing activities of $20 million for the same period in 2020. The increase was primarily due to a $200 million special dividend paid to ULS in December 2021. The increase was also partially due to a change in payment timing of the 2021 dividend to the non-controlling party of UL-CCIC.
Net cash flows used in financing activities were $20 million for the year ended December 31, 2020, compared to net cash used in financing activities of $22 million for the same period in 2019. The decrease was due to a reduction in deferred acquisition payments and increase in amounts due to Underwriters Laboratories, partially offset by an increase in dividends paid to Underwriters Laboratories and to the non-controlling party of UL-CCIC.
Credit Facilities
2022 Credit Facility
In January 2022, we entered into a credit agreement with Bank of America, N.A. and certain other lenders, which provides for senior unsecured credit facilities in an aggregate principal amount of $1,250 million (collectively, the “Credit Facility”), consisting of term loans in an initial aggregate principal amount of $500 million and revolving loan commitments in an initial aggregate commitment amount of $750 million (including a $25 million sub-facility for letters of credit). The Credit Facility includes an accordion feature permitting an increase in the Credit Facility by an aggregate amount of up to $625 million (of which up to $400 million may consist of term loans), subject to the consent of any lenders providing such increase, the absence of any default or event of default and entry into customary documentation with respect to such increase. Our subsidiary UL LLC, a Delaware limited liability company, is the named borrower under the Credit Facility and, together with other UL affiliates, we provide a guaranty of its obligations thereunder. Proceeds from the Credit Facility in January 2022, which included $500 million in term loans and $200 million in draws from the revolving loan commitments, were used to refinance our existing revolving credit facilities and partially fund payment of a $1,600 million special cash dividend that was declared and paid to ULS in January 2022, as well as for general corporate purposes. The Credit Facility matures in January 2027. The Credit Facility includes a feature permitting prepayment of the outstanding term loan without fees or penalties. During the three months ended March 31, 2022, we made repayments of $50 million related to the revolving credit facility.
Future borrowings under the Credit Facility are subject to the satisfaction of customary conditions, including the absence of any default or event of default and the accuracy of representations and warranties.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Borrowings under the Credit Facility bear interest at a rate per annum equal to, at our option, (a) in the case of U.S. dollar loans, the Bloomberg Short-term Bank Yield Index rate plus a margin, and for all other currencies, a specified benchmark rate for the applicable currency plus, in certain instances, a specified spread adjustment plus a margin (loans with a rate based on this clause (a), “benchmark rate loans”) or (b) for U.S. dollar loans only, the base rate plus a margin (loans with a rate based on this clause (b), “base rate loans”). The margin is initially 1.125% for benchmark rate loans and 0.125% for base rate loans but will be adjusted based on our most recently tested consolidated net leverage ratio and may vary from 1.0% to 1.5% for benchmark rate loans and 0.0% to 0.5% for base rate loans. The unused commitment fee varies from 0.1% to 0.2% based on our most recently tested consolidated net leverage ratio.
The Credit Facility includes customary representations and warranties, covenants and events of default, subject in each case to certain exceptions. The covenants include, among other things, financial reporting, notices of default and other material changes and maintenance of line of business, as well as limitations on investments and acquisitions, mergers and transfers of all or substantially all assets, dividends and distributions, burdensome contracts with affiliates, liens and indebtedness.
The Credit Facility also includes a financial covenant to be tested quarterly, commencing on March 31, 2022, which requires us to maintain a consolidated net leverage ratio of not greater than 3.5 to 1.0, calculated on a consolidated basis for each consecutive four fiscal quarter period, with an increase in the maintenance level to 4.0 to 1.0 for each of the four test periods immediately following any permitted acquisition that involves the payment of aggregate consideration in excess of $100 million, subject to a two fiscal quarter rest period between increases for separate acquisitions. The calculation of the consolidated net leverage ratio permits the netting of up to $250 million of unrestricted cash from funded debt. As of March 31, 2022, the Company was in compliance with all covenants under this facility.
Prior Credit Facilities
In connection with entering into the Credit Facility, we terminated our amended and restated credit agreement with Bank of America, N.A. and certain other lenders with respect to our unsecured revolving credit facility entered into in December 2017 (the “2017 Revolving Credit Facility”). As of December 31, 2021, we had no cash loans outstanding under the 2017 Revolving Credit Facility and had outstanding letters of credit in the amount of approximately $3 million.
In December 2017, Underwriters Laboratories entered into a term loan agreement with Bank of America, N.A. and certain other lenders, which provided for term loans in an initial aggregate principal amount of $60 million (the “2017 Underwriters Laboratories Term Loan Facility”). We acted as a guarantor under the 2017 Underwriters Laboratories Term Loan Facility. In December 2021, in connection with the reorganization described in the section titled “Prospectus Summary—Reorganization” (the “Reorganization”), we issued a special cash dividend to ULS. ULS used a portion of the proceeds from such dividend to make a prepayment on the promissory note it issued to Underwriters Laboratories in connection with the Reorganization, and Underwriters Laboratories used the prepayment proceeds to repay the 2017 Underwriters Laboratories Term Loan Facility in full. As a result, the 2017 Underwriters Laboratories Term Loan Facility was also terminated in December 2021.
Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with GAAP in the United States. While the majority of our revenue, expenses, assets and liabilities are not based on estimates, there are certain accounting principles that require management to make judgments and estimates regarding matters that are uncertain and susceptible to change. Critical accounting policies are defined as those policies that are reflective of significant judgments, estimates and uncertainties, which could potentially result in materially different results under different assumptions and conditions. Management regularly reviews the estimates and assumptions used in the preparation of the financial statements for reasonableness and adequacy. Our estimates are based on historical experience, current conditions and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates and assumptions. To the extent that there are differences between estimates and

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
actual results, our future financial statement presentation, financial condition, results of operations and cash flows may be affected.
Our significant accounting policies are discussed in Note 1 to the consolidated financial statements included elsewhere in this prospectus; however, the following discussion pertains to accounting policies we believe are most critical to the portrayal of our financial condition and results of operations and that require significant, difficult, subjective or complex judgments or estimates. Other companies in similar businesses may use different estimation policies and methodologies, which may affect the comparability of our financial statements, financial condition, results of operations and cash flows to those of other companies.
Revenue Recognition
The majority of our revenue from contracts with customers represents revenue from services recognized over time as performance obligations are satisfied. The appropriate measure of progress is an input method, however, the amount of revenue to be recognized requires us to make estimates, in particular in relation to measuring progress towards completion.
For our Certification Testing and Non‑certification Testing, Inspections and Audit arrangements recognized over time, we measure progress towards completion based on the relationship between time elapsed and expected project duration, which is considered the most indicative of the Company’s performance to date under the terms of the contract. Management applied judgment in determining the expected project duration for these contracts. The portion of the project’s revenue to be recognized is determined based on the percentage of time elapsed for the project during the period relative to expected project duration. The start-date is determined by the receipt of a confirmed order, and the end-date is determined by the completion of the order’s deliverables. The portion of a project’s revenue estimated as earned, but not yet completed, and recognized as revenue, is included in contract assets or as a reduction to contract liabilities.
A 15 day increase or decrease to expected project duration would result in a $6 million decrease or a $7 million increase in revenue, respectively, for the year ended December 31, 2021.
Goodwill and Intangible Assets
Goodwill is tested for impairment annually in the fourth quarter, or more frequently if an event occurs or conditions change that would indicate it is more likely than not that the fair value of a reporting unit is below its carrying amount. The Company’s reporting units have been identified as one level below our operating segments. The goodwill impairment testing is performed by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value.
To evaluate the recoverability of a reporting unit’s goodwill we have the option to first perform a qualitative analysis. If the qualitative analysis indicates it is more likely than not that the fair value of a reporting unit is below its carrying amount, we perform a quantitative impairment assessment for that reporting unit. We did not perform a qualitative analysis for any of our reporting units for the years ended December 31, 2021 or December 31, 2020.
Our quantitative assessment consists of a fair value calculation for each reporting unit that combines an income approach and a market approach, using an equal weighting. The quantitative assessment requires the application of a number of significant assumptions which are further described below, including estimated future cash flows of the reporting unit, discount rates, and market multiples.
The fair value using the income approach is determined based on the present value of estimated future cash flows of the reporting unit, discounted at an appropriate risk‑adjusted rate. We use our internally developed long-range plans to estimate future cash flows and include an estimate of long‑term future growth rates based on our most recent views of the long‑term outlook for each reporting unit. Development of our long-range plans includes consideration of current and projected levels of income for the reporting unit based on management’s plans for that business, business trends, market and economic conditions, as well as other relevant factors. The discount rate is

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
based on the weighted average cost of capital for the reporting unit. We use discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in our long-range plans.
The fair value using the market approach is derived from market multiples using comparable publicly traded companies for a group of benchmark companies. The selection of comparable businesses is based on the markets in which the reporting units operate given consideration to risk profiles, size, geography and diversity of products and services.
For each of our quantitative assessments performed in 2021 and 2020, the fair value of the reporting unit significantly exceeded the carrying amount and no impairment was recorded. Future changes in the judgments, assumptions and estimates that are used in the impairment assessments for goodwill could result in significantly different estimates of fair value.
We review identified intangible assets with finite useful lives for impairment whenever an event occurs or conditions change that indicate the carrying amount of the asset group may not be recoverable. When such events occur, we perform a recoverability test by comparing the projected undiscounted cash flows of the asset group to the carrying amount. If this comparison indicates that there is a potential impairment, the asset group’s fair value is determined based on the present value of its estimated future cash flows, discounted at an appropriate risk‑adjusted rate. An impairment charge is recorded for the amount by which the carrying amount of the asset group exceeds its fair value.
Stock-based Compensation
We measure Cash-settled Stock Appreciation Rights (“CSAR”) granted to employees and officers based on their estimated fair value. The fair value of a CSAR is estimated using a Black‑Scholes‑Merton option valuation model that uses various assumptions including the estimated value of the underlying stock price, the expected stock price volatility, the risk‑free interest rate, and expected term of the CSAR.
The absence of a public market for our common stock requires management to estimate the fair value per share of common stock. As set forth in the LTIP (as defined below), the determination is made at the direction of the compensation committee and pursuant to a reasonable valuation method in accordance with Section 409A of the Internal Revenue Code, including without limitation, by reliance on third-party valuations completed within the preceding twelve months. In 2022 and 2021, the valuation methodology used a combination of an income approach and a market approach. In 2020 and 2019, the valuation methodology used only an income approach. The change in approach was driven by a number of factors occurring in the third and fourth quarters of 2021 that made us more comparable to publicly traded peer companies and make the market approach more relevant to the common stock valuation. These factors included the proximity of a potential initial public offering date, the consideration of planned debt financing and the impacts of certain other strategic business changes.
The fair value using the income approach is determined using a discounted cash flow analysis to estimate future cash flows of the business, discounted at an appropriate risk-adjusted rate. We use our internally developed long-range plans of earnings before interest, taxes, depreciation, amortization, capital expenditures and working capital to estimate future cash flows and include an estimated long-term future growth rate based on our most recent view of the long-term outlook for the business. Development of our long-range plans includes consideration of current and projected levels of income based on management’s plans for the business, business trends, market and economic conditions, as well as other relevant factors. The discount rate is determined using inputs from guideline public companies, adjusted for company specific factors.
The fair value using the market approach is derived from market multiples using comparable publicly traded companies for a group of benchmark companies. The selection of comparable businesses is based on the markets in which we operate given consideration to risk profiles, size, geography and diversity of products and services. The multiples are applied to estimated revenue and earnings before interest, taxes, depreciation and amortization for the next annual period using our internally developed long-range plans.
The valuation methodology also considers several objective and subjective factors to estimate the fair value per share of our common stock, including market conditions, Company developments and milestones, any transactions

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
involving our stock, our financial position, including cash on hand and our historical and forecasted performance and operating results, and the likelihood of achieving a liquidity event, such as an initial public offering in light of prevailing market conditions. Third-party valuations are performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.
We estimate volatility based on the volatility of a set of comparable peer companies. The risk-free interest rate represents the continuously compounded yield on zero coupon U.S. Treasury STRIPs with a remaining term equivalent to the estimated remaining term of the CSAR. The expected term is estimated based on a number of inputs including the stock price, volatility, and time remaining to expiration.
In the first quarter of 2022, we obtained a third-party valuation to estimate the fair value of our underlying stock price based on the methodology described above. Based on this valuation, our stock price decreased and we remeasured our outstanding CSAR awards at their estimated fair value using a Black‑Scholes‑Merton option valuation model, which contributed to a pre-tax CSAR compensation benefit of $5 million for the three months ended March 31, 2022 compared to a $2 million pre-tax expense in 2021.
In the third and fourth quarters of 2021, we obtained third-party valuations to estimate the fair value of our underlying stock price based on the methodology described above. The valuations reflected estimated future cash flows based on our most recent view of the long-term outlook for the business. Additionally, the valuations were impacted by a 300 basis point reduction in the discount rate utilized in the discounted cash flow analysis compared to 2020, which is reflective of a market participant capital structure and a lower risk premium. Based on these valuations, our stock price increased significantly during the year and we remeasured our outstanding CSAR awards at their estimated fair value using a Black-Scholes-Merton option valuation model, which contributed to a $105 million pre-tax increase in CSAR expense in 2021 compared to 2020.
The following table illustrates the impact of changes in the fair value of our common stock, as well as significant assumptions used in the income and market approaches, on the CSAR liability at December 31, 2021, holding all other assumptions constant:

	Increase	Increase / (decrease) to CSAR liability (in millions)	Decrease	Increase / (decrease) to CSAR liability (in millions)
Fair value of common stock	+$1	$3	-$1	$(3)

Income approach
Discount rate	+100bps	$(21)	-100bps	$30
Earnings before interest and taxes	+5%	$8	-5%	$(8)

Market approach
Market multiples	+10%	$10	-10%	$(10)
Pension and Postretirement Benefit Plans
We provide a range of benefits to our employees and retired employees, as well as employees and retired employees of Underwriters Laboratories and ULS, including pension and postretirement benefits. Most of our pension and postretirement benefit plans are closed to new entrants. We record amounts relating to these plans based on various actuarial assumptions. Significant assumptions used in estimating the projected benefit obligation of our plans include the discount rate and the expected return on plan assets. Other assumptions include health care cost trends and demographic factors such as retirement patterns, mortality, turnover and rate of compensation increases. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. We believe the assumptions utilized in recording the obligations under our plans are reasonable based on our experience and on advice from our independent actuaries; however, differences in actual experience or changes in the assumptions may materially affect the funded status of the plans

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
and the net periodic benefit cost. It is reasonably likely that changes in external factors will result in changes to the assumptions used to measure our pension and postretirement benefit plans.
For a description of our pension and postretirement benefit plans and the related accounting estimates, refer to Note 12 to the consolidated financial statements.
Discount rate
The projected benefit obligation represents the present value of the benefits that employees are entitled to in the future for services already rendered as of the measurement date. We measure the present value of these future benefits on a plan-by-plan basis by matching projected benefit payment cash flows for each future period with the yields of a portfolio of high quality, fixed‑income debt instruments that would produce cash flows sufficient in timing and amount to settle projected future benefits. The Company uses the full Aon AA Above Median Yield Curve rather than a single discount rate. Service cost and interest cost are measured separately using the spot rate approach applied to each corresponding obligation. Service costs are determined based on duration‑specific spot rates applied to the service cost cash flows. The interest cost calculation is determined by applying duration‑specific spot rates to the year‑by‑year projected benefit payments. The spot rate approach does not affect the measurement of the total projected benefit obligation as the change in service and interest costs offset in the actuarial gains and losses recorded in other comprehensive income.
Using this methodology, we determined discount rates used in the measurement of the benefit obligation and the net periodic benefit costs for our plans were as follows:

	Pension		Postretirement
	U.S.	Non U.S.	U.S.	Canada
Benefit obligation
December 31, 2021	3.0%	0.2 - 2.9%	3.1%	3.0%
December 31, 2020	2.7%	0.1 - 3.1%	2.8%	2.6%
Net periodic benefit cost
December 31, 2021	2.7%	0.1 - 2.5%	2.8%	2.6%
December 31, 2020	3.4%	0.3 - 3.9%	3.4%	3.1%
December 31, 2019	4.5%	0.6 - 3.9%	4.5%	3.9%
The following table illustrates the impact on 2021 net periodic benefit costs of a 100 basis point change in the discount rate used to measure net periodic benefit costs, holding all other assumptions constant:

	Increase (Decrease) in Net Periodic Benefit Cost
(in millions, pre-tax)	-1.0%	+1.0%
U.S. pension plan	$7	$(6)
Non U.S. pension plan	3	(1)
A 100 basis point change in the discount rate would not have a material impact on our postretirement net periodic benefit costs.
Expected Annual Rate of Return on Plan Assets
Another significant element in determining our pension expense is the expected return on plan assets. The expected return on plan assets is based on strategic asset allocation of the plan, long-term capital market return expectations, and expected performance from active investment management.
We follow ASC Topic 820, Fair Value Measurement, in determining the fair value of plan assets within our pension and postretirement benefit plans. While we believe the valuation methods used to determine the fair value of plan assets are appropriate and consistent with other market participants, the use of different methodologies or

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Under this methodology, the expected and actual return on plan assets were as follows:

	U.S.			Non U.S.
	2021	2020	2019	2021	2020	2019
Expected rate of return on plan assets	6.0%	6.0%	6.5%	0.6 - 5.0%	0.3 - 5.3%	1.0 - 5.5%
Actual rate of return on plan assets	12.8%	9.3%	16.5%	1.9 - 13.0%	0.3 - 7.9%	4.3 - 14.2%
The following table illustrates the impact on 2021 net periodic benefit costs of a 100 basis point change in the expected return on plan assets used to measure net periodic benefit costs, holding all other assumptions constant:

	Increase (Decrease) in Net Periodic Benefit Cost
(in millions, pre-tax)	-1.0%	+1.0%
U.S. pension plan	$3	$(3)
Non U.S. pension plan	1	(1)
A 100 basis point change in the expected return on plan assets would not have a material impact on our postretirement net periodic benefit costs.
Income Taxes
We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using current enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. We evaluate the likelihood of realizing the benefit of our deferred tax assets and may record a valuation allowance if, based on all available evidence, we determine that some portion of the tax benefit will not be realized. When assessing the need for a valuation allowance, we consider a number of factors, including three years of cumulative operating income/(loss), expected future taxable income and ongoing prudent and feasible tax planning strategies.
We evaluate our exposures associated with various tax filing positions and recognize a tax benefit only if it is more-likely-than-not that the tax position will be sustained upon examination by the relevant taxing authorities, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that is more-likely-than-not to be realized upon settlement. We adjust our liability for unrecognized tax benefits in the period they are settled, the statute of limitations expires, or when new information becomes available.
We have generated income in certain foreign jurisdictions that may be subject to additional foreign withholding taxes and U.S. state income taxes, if repatriated. We regularly review our plans for reinvestment or repatriation of unremitted foreign earnings. We currently have two affiliates for which tax liabilities are recorded on unremitted foreign earnings. Our assertion on indefinite reinvestment of foreign earnings is based upon assumptions of future liquidity needs of the business and cash flow projections of the affiliates. Should these assumptions change, certain foreign earnings may no longer be considered indefinitely reinvested. If these amounts were distributed to the United States, in the form of dividends or otherwise, we may be subject to additional foreign withholding taxes and U.S. state income taxes, which could be material.
Our income tax expense, deferred tax assets and liabilities and reserves for unrecognized tax benefits reflect management’s best assessment of estimated current and future taxes to be paid. Deferred tax asset valuation allowances and liabilities for unrecognized tax benefits require significant management judgment regarding applicable statutes and their related interpretation, the status of various income tax audits and particular facts and circumstances. Although we believe that the judgments and estimates made by management are reasonable, actual

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
results, including forecasted business performance could differ, and we may be exposed to losses or gains that could be material. To the extent we prevail in matters for which a liability has been established or are required to pay amounts in excess of the established liability, the effective income tax rate in a given financial statement period could be materially affected.
Quantitative and Qualitative Disclosures of Market Risk
We are exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure to potential changes in interest rates or inflation and the resulting impact on investment income and interest expense. We do not hold financial instruments for trading purposes.
Interest Rate Risk
Our operating results are subject to risk from interest rate fluctuations on our long-term debt, which carries variable interest rates. Our long-term debt consists of our Credit Facility (term loan and revolving credit facility). Because our borrowings bear interest at a variable rate, we are exposed to market risks relating to changes in interest rates. We are also exposed to interest rate risk associated with our balances of cash and cash equivalents and short-term investments. We do not use derivative financial instruments in our investment portfolio.
The interest rate for our term loan and revolving credit facility as of March 31, 2022 was 1.4%, which is a floating rate based on the Bloomberg Short-term Bank Yield (“BSBY”) Index rate plus an applicable margin. A hypothetical 100 basis point change in interest rates affecting our Credit Facility would result in a change to the annual interest expense of approximately $7 million, based on outstanding borrowings at March 31, 2022. A hypothetical 100 basis point change in interest rates affecting our cash and cash equivalents or short-term investments would not have a material impact on our financial statements. Notwithstanding our efforts to manage interest rate risk, there can be no assurances that we will be adequately protected against the risks associated with interest rate fluctuations.
Foreign Currency Risk
As a global company, we have foreign currency risk related to our revenues and expenses denominated in currencies other than the U.S. dollar, primarily the euro, the Japanese yen, the Chinese renminbi, the British pound sterling and the Brazilian real. Changes in exchange rates may substantially affect, either positively or negatively, the revenues and net income, as expressed in U.S. dollars, of our foreign subsidiaries with functional currencies other than the U.S. dollar.
Recent Accounting Pronouncements
For a discussion of new accounting pronouncements recently adopted and not yet adopted, see Note 1 to the annual consolidated financial statements and Note 1 to the interim condensed consolidated financial statements included elsewhere in this prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
BUSINESS
Our Mission
We work for a safer world. We strive to be our customers’ most trusted science-based safety, security and sustainability partner. Our mission drives our actions, inspires our employees and is the key to our success.
Our Company
We are a global safety science leader that provides TIC services dating back to our founding in 1894 as part of the nonprofit Underwriters Electrical Bureau, a predecessor to Underwriters Laboratories. As the largest TIC services provider headquartered in North America (by revenue) with a global network of laboratories, we provided a comprehensive set of product safety, security and sustainability solutions to more than 80,000 customers across over 110 countries in 2021. Our distinguished heritage and our long history of operating at the forefront of safety science has enabled us to achieve and maintain more than 650 technical accreditations and 76 commercial software solutions, and to remain active in over 1,300 standards panels and technical committees, which underpins the expertise we offer to our customers. Furthermore, we offer over 380 independent third-party conformity assessment services around the world and are capable of testing and certifying against over 4,000 global standards, which affords us vast insight into the safety of products across a wide range of end markets and geographies. We are the owner of the iconic UL Mark that appears on billions of products around the world. We offer our customers global market access services that help them ensure the safety and quality of their products while also supporting their efforts to manage the broader risks they face throughout their product lifecycle processes. We believe our extensive knowledge of, and expertise in, global safety science provides us with a strong competitive advantage relative to other global TIC service providers.
People are at the core of who we are and what we do for our customers. Our technical team of more than 9,700 scientists, engineers and other specialized technical and regulatory experts has been nurtured and developed over many years and is a differentiator of our business. This deep and highly trained talent pool, and our strong technical laboratory capabilities, enable us to serve as a trusted and independent partner to our diverse array of global customers.
We serve our customers through two complementary businesses, TIC and E&A. Our TIC business is made up of two reportable segments, Industrial and Consumer, which provide comprehensive testing, inspection and certification services to customers across a broad array of end markets. We generate revenue in these reportable segments through four major service categories: Certification Testing; Ongoing Certification Services; Non Certification Testing, Inspections and Audits; and Software and Advisory Services. Our E&A business provides subscription and license-based software and advisory services to support our customers’ risk management, sustainability and compliance processes. We generate revenue in this reportable segment through one major service category: Software and Advisory Services. As the global economy continues to evolve and becomes more digital and inter-connected, our customers continue to seek ways to bridge traditional TIC needs with next generation cloud-based software and services to better mitigate risk and enhance their business performance. We believe that our complementary TIC and E&A offerings position us to capitalize on this market need and better serve our customers, of which we had more than 80,000 in 2021. In 2021, 68% of our global and strategic accounts utilized both TIC and E&A services.
Given the nature of our services, we are continuously engaging and working side-by-side with our customers. On any given day, throughout the world, our teams can be found in more than 1,500 of our customers’ global manufacturing locations inspecting products, facilities, processes and systems and interacting with our customers. Similarly, many of our customers spend time in our laboratories observing the testing of their products, or spend time in their workplaces using our proprietary software and material and chemical databases to share information across their value chains. Our strong customer relationships, coupled with the essential nature of our core testing, inspection and certification services drive high customer retention; in 2021, we achieved an approximately 99% customer retention rate amongst our 500 largest customer accounts from each of 2019 and 2020. We calculate our customer retention rate as the percentage of our top 500 customers in a given year that generate revenue with us in

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
subsequent years, and we measure such customers at the parent level, which may be comprised of several subsidiaries and independent businesses.
Our attractive business model has allowed us to deliver a long track record of stable growth and profitability. Underlying demand for our services is largely driven by a combination of regulatory requirements and evolving customer and consumer preferences, providing strong stability and visibility to our financial profile. We have made significant investments in our people, laboratories and digital capabilities over many years, allowing us to execute our growth strategy and meet the increasingly complex needs of our customers. We supplement our organic growth with acquisitions, having successfully completed and integrated 49 acquisitions since 2010. As a result of our organic and inorganic growth, we are the number one TIC services provider for products and a top ten TIC provider globally as measured by revenue, with an average revenue growth of approximately 8% over the last ten years.

	Year Ended December 31,			Three Months Ended March 31,
(in millions)	2021	2020	2019	2022	2021
Revenue	$2,517	$2,301	$2,315	$623	$576
Net income	$238	$243	$257	$89	$45
Adjusted EBITDA(1)	$429	$510	$475	$138	$105
__________________
(1)For a discussion of Adjusted EBITDA and reconciliation to the most closely comparable GAAP measure, see “Prospectus Summary—Summary Consolidated Financial and Other Data.” For information about why we consider Adjusted EBITDA a useful measure and a discussion of the material risks and limitations of such measure, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Non-GAAP Financial Measures.”
UL revenue ($ in millions)
Note: Revenue for 2011 includes $81 million for UL-CCIC Company Limited, a joint venture interest of ours that was originally reported using the equity method of accounting.
At December 31, 2021, we maintained two unused revolving credit facilities totaling $400 million. Both credit facilities had zero outstanding indebtedness as of December 31, 2021 and were terminated on January 11, 2022. Our current indebtedness primarily consists of our Credit Facility (as defined herein), which we entered into on January 11, 2022 and which provides for senior unsecured credit facilities in an aggregate principal amount of $1,250 million, consisting of a term loan facility in the aggregate principal amount of $500 million and a revolving loan credit facility in the aggregate commitment amount of $750 million. As of March 31, 2022, our total outstanding indebtedness was $649 million. In connection with the Credit Facility, we terminated the 2017 Revolving Credit Facility (as defined herein). The 2017 Underwriters Laboratories Term Loan Facility (as defined herein), to which we were a guarantor, was also terminated as of December 31, 2021. See “Risk Factors—Risks Related to Our Indebtedness” in this prospectus for risks associated with our ability to service our indebtedness and execute our

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
growth strategy and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—and Capital Resources—Liquidity” for more information.
Our Comprehensive Global Service Footprint
Since 1894, Underwriters Laboratories and we have remained steadfast in our mission to make the world a safer place, and that mission has guided our long-term growth. Today, we partner with thousands of customers to facilitate global market access for their billions of products worldwide, and our software is used by tens of thousands of companies. In 2021, we served more than 80,000 customers in over 110 countries, including approximately 60% of the Fortune 500 and Fortune’s Global 500 companies, through our TIC and E&A businesses.
Note: Q1 2022 revenue by geography shows breakdown by customer location
Testing, Inspection and Certification
Industrial
Our Industrial segment provides TIC services to help ensure that our customers’ industrial products meet or exceed international standards for product safety, performance and sustainability. Our services address needs across a number of end markets, including energy, industrial automation, engineered materials (plastics and wire and cable) and built environment, and across a variety of stakeholders, including manufacturers, building owners, end users and regulators. We believe the products we test, certify and inspect in this operating segment generally represent very high cost of failure components, which in turn drives customers in this segment to choose providers like us based on our deep technical expertise, consistency and quality of service.
Consumer
Our Consumer segment provides a variety of global product market acceptance and risk mitigation services for customers in the consumer products end market, including consumer electronics, medical devices, information technologies, appliances, HVAC and retail (softlines and hardlines). More recently, this segment has also expanded its capabilities to serve customers at the forefront of emerging consumer applications, including new mobility, smart products and 5G. The primary services offered by this segment include safety certification, global market access, interoperability assessment, performance testing and quality audit services, including wireless and electrical safety.
Enterprise and Advisory
Our E&A business provides complementary software and advisory solutions that extend the value proposition of TIC services we offer. Our software offering comprises multiple proprietary software applications that help our customers reduce risk, improve operational performance and ensure EHS compliance across a diverse set of end markets. Our advisory solutions span a wide range of high-value and emerging applications and are delivered by our dedicated team of over 1,300 professionals with deep industry, market and asset-specific expertise in their respective fields.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Our Industry
The global TIC market comprises a broad variety of services that support recognized safety standards, compliance and trust across a diverse set of end markets and applications. TIC services include laboratory and on-site testing, process audits, inspections across the supply chain, data consistency and other verification services and initial and ongoing certification. These services are a key component of fulfilling public safety mandates, safeguarding global trade and ensuring accountability in local and global markets. These services benefit a variety of stakeholders, including manufacturers and their customers, consumers of goods and services, regulatory authorities and other AHJs and other governing bodies. We believe that the size of the global TIC market in 2020 was approximately $230 billion and believe the market will grow to approximately $270 billion by 2024, representing a future CAGR of 4.0 to 4.5%. These growth estimates are based in part on the following assumptions: growth of the industry’s underlying end markets; increasing regulatory requirements (including from governments and insurers); modest price increases; and TIC service expansions.
The global TIC market is segmented into the insourced TIC market (approximately 60% of the overall market) and the outsourced TIC market (approximately 40%). The insourced TIC market consists of companies that self-perform TIC services as part of their own quality control processes. The outsourced TIC market consists of third-party, independent TIC service providers like us. We believe that the size of the outsourced TIC market in 2020 was approximately $92 billion and believe the market will grow at a CAGR of 4.5% to 5.0% from 2019 to 2024. Over time, we expect the outsourced TIC market to grow slightly faster than the global TIC market due to more companies outsourcing TIC services as a means to control costs, address labor shortages and respond quickly to new standards.
The outsourced TIC market can broadly be divided into outsourced product TIC and other outsourced TIC. The outsourced product TIC market, where we currently focus, provides TIC services for a wide array of products, components, assets and supply chains, including end markets served by our Consumer and Industrial segments. Additionally, this market includes emerging product lifecycle, sustainability and supply chain services offered by our E&A business. The other outsourced TIC market comprises services not directly related to products and components and supports markets including oil, gas, minerals, food and agriculture, marine and buildings and infrastructure.
The outsourced product TIC market is generally less cyclical and benefits more from technological innovation than many sectors of the other outsourced TIC market. We believe that the size of the outsourced product TIC market in 2020 was approximately $31 billion and believe the market will grow at a CAGR of 6.3% from 2020 to 2024. We also believe that, in 2020, we had the number one market share globally (by revenue) in the outsourced product TIC market.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
The global outsourced product TIC market is characterized by a highly fragmented competitive landscape, with only a handful of larger market participants possessing global capabilities and scale. These larger companies are differentiated by their broad portfolios of accreditations and standards, their global service and laboratory footprints that match their customers’ operational requirements, and their depth of technical expertise and local country knowledge. These attributes allow larger TIC companies to benefit from the operating and financial efficiencies of scale, including greater laboratory and personnel utilization globally and give them significant competitive advantages relative to smaller market participants.
The demand for outsourced TIC services is increasing due to a number of key factors, including:
New emerging technologies. Emerging technologies continue to drive demand for TIC services throughout the product or technology lifecycle. As technologies converge and product complexity increases, the risk profile of products increases. Recent innovations in connectivity, wireless capabilities, large-format batteries, vehicle electrification and renewable energy are driving increased demand for TIC services globally. Technological advancements continue to shape the design and development of new and existing products, components and applications, which drives the ongoing need for TIC services to support compliance with evolving standards and regulations. Innovations in digital capabilities over the last decade have also continued to drive demand for cybersecurity, performance, assurance and compliance services.
Global regulation and standards. Governments and industry groups around the world continue to place an increased focus on health, safety, environmental, governance, security and sustainability as public and consumer preferences for regulations and standards regarding these issues increase. While many developed countries have mature regulatory frameworks in place, many emerging markets are increasingly focused on evolving their regulatory frameworks to both support innovation and competitiveness and protect people and property. Their adoption of international standards or the setting of unique requirements continues to drive increased demand globally for TIC services.
Global trade. Globalization trends continue to drive demand for outsourced TIC services as companies increasingly leverage their global supply chains to optimize costs, support business continuity and drive product innovation and sustainability. We believe this increase in supply chain complexity, along with a desire of emerging market governments to integrate their domestic manufacturing base into the global value chain, has driven heightened demand for supply chain integrity programs and a variety of other quality testing, certification and compliance-related TIC services.
Shorter product lifecycles. We believe the rapid pace of technological innovation, combined with cheaper raw materials and a lower overall product cost, have generally resulted in shorter product lifecycles for consumer products and other goods. In management’s opinion, this trend is driving increased demand for TIC services as new products, models or SKUs requiring these services to become compliant with global market standards are being released at an increasing rate.
Consumer advocacy and demand for transparency. Information about where products are manufactured and what standards they meet is becoming increasingly accessible to consumers globally. In today’s marketplace, consumers are seeking product transparency to avoid purchasing products that do not conform to safety standards or which are counterfeit goods and to avoid inadvertently supporting businesses with unsustainable practices. This confluence of consumer education, accessibility of information and heightened knowledge of product risks continues to result in increased demand for “trusted” products, verified claims and the TIC services needed to support them.
Our Competitive Strengths
We are a global leader in science-based and regulatory-driven TIC services, and we maintain our market leadership by leveraging our unique collection of strengths, including:
Trusted, globally recognized brand
The UL Mark is recognized as one of the most iconic symbols of safety in the world. The UL Mark signals high quality performance and independent third-party safety, security and sustainability certification and compliance. For

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
128 years, Underwriters Laboratories and we have maintained an unwavering commitment to advancing our safety mission, and today, the UL Mark empowers trust in our customers’ products. In 2021, the UL Mark was issued on billions of products globally. According to the 2021 UL Brand Study, the UL brand ranked number one out of 11 global certification brands in terms of overall brand strength and received the highest average score out of the 11 brands in terms of brand trustworthiness. Additionally, respondents to the 2021 UL Brand Study, on average, associated technical expertise with the UL brand more than the other 10 brands. Our customers rely on and value our brand and reputation to help them establish and reinforce trust in their most valuable assets, their own brands.
Global reach and scale
Our global footprint, extensive technical capabilities, network of laboratories and the scalability of our services create a strong competitive advantage in each of our markets. We operate in over 140 locations across more than 40 countries, allowing us to provide seamless comprehensive TIC services for multinational organizations globally, while also delivering high levels of customer service at a very local level for these multinationals, and for small, medium and micro-organizations that operate locally. Our ability to help customers navigate global market access, as well as deliver services locally, is critical to our customers due to both the complex regional nature of regulatory requirements and the broad language differences they must navigate. These capabilities underpin our market leadership and are challenging for smaller, local market participants to replicate. Our global network of laboratories further enhances our competitive advantage, providing significant scale to grow our business and drive strong operating leverage.
Commitment to integrity
The motto of our founder, William Henry Merrill, Jr., was “Know by Test” and “State the Facts.” This continues to be a core principle guiding our work today. We maintain over 650 accreditations that help us maintain arms-length relationships with our customers as our relationships with them grow and deepen.
Mission-driven culture
Our people are at the core of our delivery model and work with a shared mission to promote a safer world through the advancement of safety science. Our mission-driven culture and commitment to innovation stimulate our development of new compliance solutions to support technological changes driven by, and impacting, our customers. Our industry leading engineers, researchers, scientists, lab technicians and regulatory experts help anticipate and solve new and emerging issues to address our customers’ compliance and safety needs. By working directly with our customers to further our mission, we become integral to their quality, regulatory and product development teams.
Technical leadership
Our technical leadership is built upon our legacy of being a global safety science leader for products and technologies. This expertise is complemented by our ongoing technical research and participation in standards development around the world, including the technical standards panels of our parent organization. Since 1903, our parent organization has developed more than 1,500 standards that are still in use and that we test and certify against on a daily basis. We deepen our technical knowledge through the ongoing compliance certification of thousands of our customers’ products, components and systems. As our customers continue to develop new products and new safety risks are introduced, we leverage our knowledge base to generate new testing and certification programs, which drives recurring and incremental service opportunities from customers who seek out our technical knowledge.
Long-standing customer relationships
Our comprehensive suite of TIC and software and advisory solutions, coupled with our focus on customer service, made us the partner of choice to our more than 80,000 customers globally in 2021. Our customers span more than 35 industry verticals, including technology, industrials, healthcare and consumer. The complexity and critical nature of our work establishes us as a long-term, deeply connected and indispensable partner to our customers. This is reflected by our customer retention rate among our top 500 customers from each of 2019 and 2020, which was approximately 99% in 2021.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Comprehensive, mission-critical services
We support our customers across their full product lifecycles, from idea conception to market entry, by helping them meet regulatory-driven product compliance, safety requirements and other quality demands. Many customers rely on us as a critical partner and depend on our deep domain expertise to help navigate and support compliance with all relevant safety and quality standards. As our customers’ technologies advance, we continue to innovate and expand upon our service offering to support the evolution of their products and to help ensure they are able to reach global markets and consumers efficiently and reliably. Additionally, our continued innovation in ESG reporting tools, cybersecurity solutions and internet of things software allows us to serve our customers with integrated solutions that meet their evolving, mission-critical needs.
Attractive business model with resilient financial characteristics
Our business model drives stable, predictable revenue streams that are resilient across economic cycles due to the ongoing, non-discretionary nature of regulatory compliance and product quality requirements. Demand for these non-discretionary services is driven by our customers’ focus on avoiding the reputational damage and high costs that may result from product failures or non-compliance. Moreover, we believe that although our services are of high value to our customers, they make up a relatively small proportion of their total product development and selling costs, and that our customers largely choose their outsourced TIC partners based on measures of quality and service over price. This high value proposition for our customers drives resilience in our business and is evidenced by our modest organic decline in revenues (1.2%) in fiscal year 2020, despite the significant impact the COVID-19 pandemic had on our customers’ end markets and sales volumes. We generated organic revenue growth of 7.5% and 8.7% for the year ended December 31, 2021 and the three months ended March 31, 2022, respectively, and as economic activity is continuing to recover, we are well positioned to support our customers.
Diverse leadership team with a proven track record of success
We are led by a diverse and global executive team with a broad range of skills and qualifications developed at UL and other leading global organizations. With our mission-driven culture at our foundation, and science and integrity as our organizational cornerstones, we have expanded our executive team to deliver results and accelerate growth. For example, before joining UL in 2019, our CEO, Jennifer F. Scanlon, served as CEO of USG Corporation, a then publicly-traded manufacturer of building products with over $3 billion in annual sales and a customer of us or our affiliates for over 100 years. Supporting our executive management team is a deep bench of talented operating executives, who, as of March 31, 2022, had an average tenure of nine years with us or our affiliates.
Our Strategy for Growth
We intend to leverage our capabilities and reputation as a trusted science-based safety, security and sustainability leader to drive growth in our current capabilities, as well as in new areas where we can add value to our customers. Consistent with our demonstrated track record, our growth strategy consists of continued expansion from organic opportunities supplemented by targeted, accretive M&A. Our growth strategy is focused on: (i) Growing and Expanding Our Core, (ii) Deploying Capital for Acquisition-Related Growth and (iii) Employing Operational Strategies to Expand Margins.
Growing and Expanding Our Core
We will enhance our core businesses by further expanding our comprehensive service capabilities across attractive verticals where we have market leadership today or in new industries that would benefit from our expertise, providing new solutions for adjacent risk areas and extending our service capabilities beyond products and components. These growth strategies include:
Increase our share of wallet within our current customer base. We believe that there are opportunities to expand offerings within our current customer base, and thereby our wallet share, given the rising financial and reputational costs of safety failure and increasing regulatory compliance requirements. Our key commercial strategies are focused on providing new services that address evolving customer needs and accelerating cross-sell and up-sell activity. We also seek to expand the role we currently play with our customers throughout their product

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
lifecycles by moving beyond product testing into adjacent services that address our customers’ needs as they bring products to market.
Expand presence in new industry verticals. We continue to seek opportunities to address safety needs within existing verticals, as well as in emerging growth verticals, that would benefit from our core technical expertise and our ability to support global product market access. For example, new mobility is an emerging high-growth area in which core TIC customers are seeking to advance safety, standards development and regulatory compliance for new modes of transportation. In response to these evolving market dynamics, we made a series of investments to expand our EV capabilities and help automotive manufacturers and other stakeholders in their supply chains address performance testing and safety certification for EV charging equipment. Investments included establishing a charging laboratory in Frankfurt, Germany; an EV testing chamber in Fremont, California; a large mobility laboratory in Ise City, Japan; and acquiring Method Park, a German company specializing in critical safety solutions for EV, among other industries. We are constantly monitoring the market to identify new demand drivers for our services, and we will continue to expand into existing and new verticals as conditions dictate.
Expand TIC service offerings. We have a sizeable opportunity to expand our TIC services to reflect the growing interconnectivity of our world and the new safety, security and sustainability needs of industrial and consumer products that result therefrom. Our customers rely on our deep expertise in innovative and cost-effective solutions as new safety, security and sustainability needs develop that require them to seek additional third-party TIC support. As an example, in order to meet the evolving needs of our medical device manufacturing customers, we recently built upon our traditional electrical safety testing services to now include cybersecurity, electromagnetic compatibility, wireless functionality and interoperability testing capabilities.
Expand software and service offerings. As our core TIC customer needs have evolved, we have extended our business beyond product testing to serve as the leading global partner for sustainability, quality and risk management. Our integrated platform of software and advisory solutions, which spans across product lifecycles, supply chains, asset performance and sustainability, represents a significant growth opportunity with existing and new customers. In 2021, approximately 68% of our core TIC customers cross-purchased software and advisory services to complement their core TIC needs, driving business growth with attractive recurring revenues.
Deploying Capital for Acquisition-Related Growth
The global TIC industry remains highly fragmented with many sub-scale competitors in operation. We use acquisitions to grow our core and expand into attractive adjacencies and end markets that add capabilities to better serve our customers. Since 2010, we have successfully deployed more than $1.2 billion to acquire and integrate 49 companies, broadening our technical capabilities and deepening our pool of engineers and scientists. Our strong balance sheet and free cash flow profile will continue to provide significant flexibility to pursue highly accretive bolt-on and transformational acquisitions.
Employing Operational Strategies to Expand Margins
As we continue to increase our scale, we prioritize excellence across our operations to help drive profit margin improvement. To achieve this margin expansion, we employ operational strategies that focus on service delivery excellence through the management of speed, cost and quality through the relentless focus on exceptional customer experience and through digital and other innovations in our service delivery. These strategies are complemented by a culture of continuous improvement, our standardized performance metrics and the ongoing introduction of new internal technology that enables us to constantly streamline our operations. Further, we leverage our deep pool of human capital, along with our vast network of offices and laboratories, to drive operating efficiencies and margin expansion.
Our Service Offerings
We generate our revenue through four major service categories:
1)Certification Testing (approximately 26% of revenue in Q1 2022). We evaluate products, components and systems according to standards and regulatory requirements and other design and performance specifications. Select

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
services include testing to global or regional standards, engineering evaluation and project review and functional safety testing of embedded software. Certification testing services generally align with the new product development cycle and help customers mitigate risk, demonstrate compliance and deliver confidence to businesses and consumers, resulting in demand for ongoing certification services. Certification testing services often lead to ongoing certification services to support the continued safety, compliance and performance objectives of the customer. As a result of the certification process, our customers are authorized to use the UL Mark on their products, packaging and marketing collateral as part of their manufacturing, distribution and marketing processes to demonstrate to the marketplace that their product has met the applicable requirements.
2)Ongoing Certification Services (approximately 34% of revenue in Q1 2022). To maintain the right to use the UL Mark and meet certain regulatory requirements, our customers must meet certain certification program requirements, including mandatory inspection and monitoring by us. These requirements, addressed through tailored certification and inspection services, are designed to validate the continued compliance of our customers’ previously certified products, components and systems. Services are delivered through periodic inspections, initial and follow-up audits, sample testing and UL label usage. The frequency and combination of these services can vary based on product, component or system type, production volume and historical customer compliance. Our ongoing certification services are designed and executed to help protect the integrity of the UL Mark. Select services include factory inspection and testing to confirm products that are being produced match the configuration of products that are tested and certified.
3)Non-certification Testing, Inspections and Audits (approximately 24% of revenue in Q1 2022). We offer performance testing services for customer or other requirements that may or may not be required by any regulation and may or may not result in a certification, but are still desired by our customers to help ensure the safety, performance and reliability of their products. Select services include on-site and remote inspections, audits and field engineering specialty services, such as testing for energy efficiency, quality, chemical and reliability for customers in medical devices, information technologies, appliances, HVAC and lighting. For retail and consumer customers, we offer testing such as color-matching, sensory, emissions and flame resistance. Additionally, our non-certification offerings provide us with insights into the supply chains of our customers, which often leads to incremental cross-sell opportunities for additional UL services.
4)Software and Advisory (approximately 16% of revenue in Q1 2022). We provide a broad suite of software and advisory services that enhance our customers’ risk management processes by enabling them to proactively reduce risk, improve operational and quality performance and helping to ensure ongoing EHS compliance across their systems, assets and enterprises. Our software and advisory services are highly complementary to the other services we offer and allow us to deliver fully integrated solutions to our customers. Our SaaS and licensed software solutions provide data-driven supply chain insights, sustainability monitoring and verification, compliance reporting, engineering process management, building health and safety and product and process cybersecurity evaluations. Select services include chemical management within facilities, energy consumption tracking, employee safety training and cybersecurity vulnerability assessments.
Our advisory services teams provide guidance that is highly tailored to support our customers’ efforts to effectively manage safety, compliance and regulatory risks, enhance security and sustainability and access new markets. We provide these services across a number of end markets and applications, including retail, life sciences, renewable energy and real estate.
Our Team and Talent Management
We employ leading talent, with technical expertise throughout the organization. As of December 31, 2021, we had a total of 14,338 full-time employees and 302 part-time employees. Our technical team of 9,774 scientists, engineers and other specialized technical and regulatory experts has been purpose-built over many years and is core to our competitive differentiation. As of December 31, 2021, our highly experienced employee base had an average tenure with UL of eight years with us or our affiliates, and our technical talent had an average tenure of eight-and-a-

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
half years, which instills trust within our customers and provides superior outcomes in safety, security and sustainability.
Note: as of December 31, 2021
None of our U.S.-based employees are covered by collective bargaining agreements, although approximately 6% of our employees are represented by foreign trade unions and work councils in the Americas, the APAC region, the Middle East and Africa and Europe, which could subject us to arrangements very similar to collective bargaining agreements. In Europe, approximately 25% of our workforce are represented by work council committees. We have not experienced any work stoppages or strikes that have had a material adverse impact on our operations. We consider our relationships with our employees to be collaborative.
Talent, Engagement and Development
Our talent management strategy is to attract, grow and retain a global and diverse workforce through performance reward and development programs. Our 2020 annual employee engagement survey had an overall engagement score of 65%, which is on par with external global company benchmarks. Our talent development programs include on-the-job training, professional development, internal and external partner leadership programs, organizational development and a self-service curriculum. As part of our broader employee development process, our proprietary UL University (“ULU”) program provides education and training to all of our employees through a comprehensive portfolio of instructor-led, online and self-directed learning options. ULU provided an average of 34 hours of training per employee in 2021 and 38 in 2020. In addition to our ULU curriculum, we also offer more than 1,800 in-house technical training courses (online and instructor-led) to support the ongoing competency development of our technical teams.
Diversity, Equity and Inclusion
DEI is an important aspect of our culture and development strategies. In 2019, we launched our DEI strategy to help embed these priorities into the culture of our Company. We have established a DEI Executive Council and a DEI Leadership Council, who drive priorities throughout the organization. We have also put in place a diverse network of inclusion ambassadors to help put these priorities into practice globally. Further, we have a network of Business Resource Groups (“BRGs”), which are employee-led groups that foster a diverse and inclusive workplace aligned with our mission, values and overall employee experience. As of December 31, 2021, we had seven BRGs, including Black, PRIDE, Latino, Young Professionals, Women in Leadership, Parents and Military. As a result of our commitment to diversity and inclusion, we have received several awards, including a 2021 Comparably award for Best CEOs for Women, UL Canada was named in the 2021 list of Best WorkplacesTM for Women and we were awarded a score of 100% on the 2022 Corporate Equality Index.
Laboratories Footprint
We operate and maintain a global lab network with deep technical capabilities in order to serve our customers. As of March 31, 2022, we leased or owned 85 sites with labs spread across 27 countries. Further, we have six lab locations under construction to meet local market and technology needs to strengthen our industry leading footprint

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
and global capabilities. Our labs employ approximately 3,400 employees and span over 5 million square feet. We operate 35 lab sites throughout Asia, the Middle East and Africa, 31 lab sites in the Americas and 19 lab sites in Europe. These labs use more than 130,000 pieces of test equipment and enable us to offer high-quality testing capabilities across a diverse set of standards, regulations and customer and market specific requirements.
We manage our lab footprint in two categories, Horizontal labs and Vertical Industry labs. Our Horizontal labs are larger centers of excellence with vast capacities and capabilities in testing across multiple industries. Our Vertical Industry labs serve specific industries and offer niche testing capabilities. Overall, our centralized global lab operations enable us to deliver a consistent and streamlined experience for our customers. We leverage our network of labs to improve collaboration, speed and transparency, while maintaining uniform operational measurement, accountability and quality control in delivering outcomes for our customers. Our scaled lab operations and shared labs further enable us to optimize utilization of resources, our global lab footprint, our accreditation strategy and the sharing of data across teams, as well as benefiting from valuable expertise and experience across our organization.
Laboratories overview
Note: as of March 31, 2022
Go-to-market
Our go-to-market strategy is executed on a global scale and is focused on maintaining strong customer retention through customer-centricity, accelerating cross-sell and up-sell in existing accounts and improving our ability to acquire new high-quality customers. We optimize our customer engagement, retention and acquisition results through our targeted customer account tier program, well-defined sales personnel roles, clear engagement plans for our customer-facing sellers and effective account-based marketing programs. We also leverage our brand strength, thought leadership content and trusted subject matter experts to engage stakeholders, current customers and potential customers.
In order to best serve and deepen our customer relationships, we segment customer accounts into tiers based on customer needs, size of existing relationship with UL and global opportunity to grow the relationship:
•Global and strategic accounts: generally larger companies with global operations to which we provide a variety of TIC and E&A services.
•Key accounts: generally large- to mid-sized companies with more specific TIC needs and somewhat less potential cross-customer operating unit needs relative to global and strategic accounts.
•Commercial & SMB accounts: generally small and medium-sized businesses that have more limited TIC needs.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
As of December 31, 2021, our sales team was made up of 1,210 dedicated employees who are organized into a variety of sales functions and roles to provide the service required by our various customer segments, including our account management team, direct sales team, account support team and technical support team.
We believe our customers are keenly focused on compliance, quality and performance capabilities above all else, and we leverage our reputation and technical abilities to meet their needs. We take a holistic approach to account management and focus on ensuring we understand and meet the broader needs and stated goals of our customers. As part of our overall customer relationship management process, we have additional customer facing operational staff that support our customers on a day-to-day basis, preserve our relationship and gain direct insight into how we can best service their needs. By focusing on each customer individually, and working with them at both the corporate and local levels, we believe we are able to deliver high-quality customer service along with bundled services, which optimizes our strong existing customer retention metrics and our new customer win capabilities.
Enterprise Technology
Our enterprise technology capabilities provide a competitive advantage by allowing us to focus on internal operational efficiencies and enhancing the customer experience. Our enterprise technology is underpinned by our unified, centrally managed IT, security and digital teams, collectively guided by a comprehensive strategy and multi-year roadmap that reflect opportunities to improve employee productivity, enterprise cybersecurity and the customer experience.
Our employees benefit from common global processes and decision support capabilities that are supported by leading commercial-off-the-shelf technologies, such as Oracle, Microsoft and Salesforce. Our business intelligence tools provide employees with real-time access to the data critical for their daily work. Our added emphasis on data management and governance will further improve operational effectiveness. Our employees also benefit from our ongoing effort to rationalize the number of systems we operate and optimize the level of customizations we deploy.
Our enterprise cybersecurity efforts are guided by the U.S. National Institute of Standards and Technology framework to help ensure the security of our data and systems. As of December 31, 2021, we have deployed our tools across over 25,000 devices worldwide. Our cybersecurity team is comprised of experienced professionals that aim to keep customer, employee and critical resources safe, secure and private. We accomplish this by using industry standard frameworks, leading edge technological solutions, hands-on analysis and a proactive approach to threat and risk mitigation.
Our customers value the trusted information we generate and the data we provide, which are supported by our strategy to deliver a common user experience and base platform through proprietary, customer-facing digital solutions. Our unified, consistent processes provide a fully connected customer experience across our businesses, improving customer satisfaction and ultimately improving our performance. These customer-facing digital solutions complement our TIC business by providing our customers with digital tools to help augment and manage testing,

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
certification, inspection, in-market data and compliance, while also addressing adjacent customer needs in productivity, quality and sustainability. Examples of current initiatives include:
•We are currently digitizing information gathering and analysis to provide the most cohesive and effective TIC software solutions to help customers achieve efficiencies throughout their product lifecycle.
•In 2016, we launched “myUL,” a one-stop portal used by over 73,000 customers in 2021, to securely access their UL project files, key product information and inspection reports real-time, which allows them to make better informed and timely decisions.
•In 2018, we introduced the UL Product iQ portal, which was used by over 357,000 end-users of UL certified products in 2021 to access detailed certification information of UL-certified products.

Regulatory Requirement
Design for Compliance
MARKET ACCESS
Sourcing & Component analytics
Compliance Lifecycle Management
Design and Product Development
Sourcing and compliance management
Recalls and returns management
Supplier and product performance
Complaints & Returns
Recalls
MARKET PERFORMANCE
Supplier Scorecard & Surveillance
Portfolio Management

Global Market Access
Markets around the globe have complex compliance requirements for safety, security and sustainability, which companies must meet in order to gain access to, and acceptance into, these markets. With only a relatively small portion of these requirements harmonized across markets, navigating the global regulatory market acceptance landscape is a complex task for our customers, and failing to do so successfully can bring potentially harmful consequences to their businesses. Given our position as a global safety science leader with deep regulatory knowledge, local market insight and a comprehensive portfolio of accreditations and other credentials, we are uniquely positioned to provide global market access services that meet our customers’ needs. Our differentiated value proposition is founded in the integrity of our work as an independent third party, recognition by governments and international bodies, our local certification marks and our accreditation management capabilities, which provide a high degree of quality and impartiality, as well as business continuity and reliability, to our customers.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Accreditations and Standards
We maintain a broad portfolio of over 650 accreditations and other credentials from governments, regulatory bodies, certification scheme owners and AHJs in 31 countries, which support our global service offering. Our accreditations represent the emphasis we place on the value of governance and the degree of confidence regulators have in us as a recognized private sector partner in carrying out activities that deliver on their regulatory mandates. Our accreditations and credentials enable us to provide independent third-party conformity assessment services for different countries, regions and global markets across a diverse set of industries and provide us a competitive advantage relative to niche-market conformity assessment service providers in the highly fragmented global TIC market. We actively manage our portfolio of accreditations and certification agreements to meet the global market access and compliance needs of our customers.
In addition to our broad portfolio of accreditations and credentials, we have the ability to test and certify against more than 1,500 standards maintained by ULS and over 2,500 standards maintained by other standards bodies. These standards apply to a wide variety of components, products, processes and systems, with some standards maintained by ULS having been in place and updated for nearly 100 years. In other instances, the learnings from our testing, inspection and certification work with customers across a variety of end markets enables us to identify emerging needs and provide technical leadership in the development of new standards and technical requirements. In addition to being well-established advisors in the development of standards of high repute, our engineers participate in critical standards technical panels, hold leadership positions in national, regional and international standards bodies and sit on over 1,300 technical committees globally.
Research
We have a long history of conducting applied safety science research with our technical experts performing customer, market and business-driven research to outline technical protocols that often lead to the creation of new standards by ULS and other standards setting bodies and conformity assessment programs. Our research team continuously works to address emerging market opportunities, as well as to meet the new needs our customers face as markets evolve. These research programs often result in new growth opportunities for our Company as we look to market our internally developed capabilities to new customers. Our leadership in organizations such as Current OS, which focuses on DC grid electrification in support of renewable energy deployment, and the International Science Reserve, whose goal is to address future catastrophes post-COVID-19, leaves us well-positioned to perform new services through the expertise and insights that we identify through our many partnerships. Our customers and other key stakeholders value our investment in technical research and development and standards participation through practical applied research and knowledge alongside their technical experts.
Footprint and Facilities
In addition to our leading network of labs around the world, we have a broad and global portfolio of offices and facilities. Our corporate headquarters are located at 333 Pfingsten Road, Northbrook, Illinois 60062. We own the property and building where our headquarters are located. Our headquarters span approximately 979,000 square feet and include approximately 411,000 square feet for corporate office space and 221,000 square feet of laboratory space and common areas of 347,000 square feet.
Alongside our headquarters, as of March 31, 2022, we had 77 additional locations that are exclusively dedicated to office space in 29 countries. Our global network of offices, coupled with our technical labs across the world, enable us to offer our customers the services they need in their local markets.
We believe that none of our properties is subject to any encumbrance, easement or other restriction that would detract materially from its value or impair its use in the operation of our business. We also believe that our properties, including the principal properties described above, are well-maintained, adequate and suitable for their current requirements and for our operations in the foreseeable future.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
The table below sets forth certain information regarding our owned and leased properties as of March 31, 2022:

Lease expiration / owned locations	Total
Leases in the process of extension	5
Fiscal year 2022	65
Fiscal year 2023	49
Fiscal year 2024	35
Fiscal year 2025	23
Fiscal year 2026	13
Fiscal year 2027 and beyond	40
Total leases	230
Owned	14
Total owned locations	14
__________________
Note: Each site may have multiple leases, with such leases pertaining to a specific portion of that site.
Competition
We operate in a global and highly fragmented industry that is diverse across geographies, services and end markets. Although the global TIC market has a number of large, global market participants, the broader market landscape remains highly fragmented and the majority of the markets we serve remain competitive on a global and local level. We are subject to competition from a series of other large and global firms, such as Intertek, SGS, Bureau Veritas and Eurofins. We also compete with large private players, including TÜV Rheinland, TÜV SÜD, DEKRA and DNV. In our E&A segment, we tend to compete against a diverse group of point solution providers. Due to the technical and high-cost-of-failure nature of our services, we believe the primary competitive factors of our services are our capabilities, global reach, reputation and operational track record. Additionally, we believe we have a competitive advantage over our peers through the integrity of our work as an independent third party recognized by governments and international bodies. Our technical expertise and safety science thought leadership drives our accreditation management capabilities, which provide a high degree of business continuity and reliability to our customers.
Government Regulation and Compliance
Our business is subject to a number of laws and regulations, and we are required to maintain a number of credentials, including those set forth below, among others, and compliance with such laws and regulations and maintenance of such accreditations is costly and materially affects our business.
Credentials (Accreditation / Approval / Recognition / Notification)
In order to provide conformity assessment services to customers globally, we need to obtain credentials from accreditors, regulators and scheme owners based on applicable regulations and scheme rules. Some are mandatory, while others are pursued voluntarily based on market and customer needs. These credentials reflect our conformity assessment bodies’ meeting of competency, consistency and impartiality requirements within those regulations and scheme rules. We have a global governance structure in place to facilitate compliance with these requirements.
Our current key credentials include those granted by key regulators and authorities in North America, Asia (including China) and Europe. Typically, such credentials are critical in serving customers in highly regulated sectors, such as the medical device industry; in sectors where third-party providers are relied upon, such as the electrical and electronic equipment industry; and in highly regulated markets, such as China.
Our global governance structure includes the active management of successful renewal of such credentials, the expansion or consolidation of these credentials, where warranted, and the pursuit of new credentials to preserve and to enable our ability to serve customers continuously. See “—Accreditations and Standards.”

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Some of our credentials are issued by government agencies in North America, Asia (including China) and Europe. For example, we have credentials issued by the U.S. Occupational Health & Safety Administration (“OSHA”) and the China National Certification and Accreditation Administration (the “CNCA”), which are among some of the key credentials for our operations. Additional detail concerning these and certain other credentials is set forth below.
Americas
United States
Occupational Health & Safety Administration Nationally Recognized Testing Laboratory Program (United States)
The OSHA Nationally Recognized Testing Laboratory (“NRTL”) Directive sets forth procedures and policies, including criteria under which OSHA recognizes private organizations to perform product testing and certification required by OSHA standards. The requirements to be fulfilled and processes to be completed for an organization to become an NRTL are broadly stated in the U.S. Code of Federal Regulations Part 29 1910.7, with specific details regarding the requirements and processes set forth in a Directive for the OSHA NRTL Program. OSHA published a new replacement Directive for the OSHA NRTL Program in October 2019 (CPL 01-00-004), which becomes effective in October 2022. We assessed the replacement Directive’s new compliance requirements and activated an implementation plan to address necessary operational changes to satisfy such requirements, including allocating additional resources to address requirements related to maintaining more detailed evaluation records, expanding the scope of surveillance activities and disclosing additional certification information in a public directory. Additionally, OSHA modified the requirements for recognizing sites for evaluation activities, which will increase our ongoing costs for maintaining such recognition and adding new sites. We expect to be in full compliance with the new Directive by its effective date in October 2022.
OSHA is the primary U.S. federal government regulator with mandatory third-party product safety certification requirements. The types of products required by OSHA to be certified by an NRTL comprise a significant portion of all products that are subject to safety certification requirements in the U.S. market. We have been a recognized NRTL since the beginning of the OSHA program in 1988, with no disruptions to our recognition. Over time, we have invested in creating a global footprint to serve clients seeking to use the UL Mark to satisfy OSHA product safety certification requirements. If we were unable to comply with the OSHA NRTL Program requirements, or if such requirements changed, we would not be able to serve our global customer base, our revenue would be significantly impacted and we would be placed at a competitive disadvantage. Furthermore, if such certification requirements were to change, we would incur additional expenses to comply with such changes.
Canada
Standards Council of Canada (the “SCC”)
We have multiple accreditations from the SCC to carry out a range of conformity assessment-related services based on national laws and regulations. In the case of certification-related services, the majority of UL-issued Canadian certifications are provided to our clients as a part of a bundle of certifications that also include U.S. certifications.
Latin America
We are approved and accredited to provide a range of certification-related services for Argentina, Brazil, Colombia and Mexico based on national laws and regulations for quality infrastructure. Although we do not view any such accreditations, individually or collectively, as being material to our business from a revenue perspective, related services are part of our global market access portfolio in support of customers’ market access needs.
Any change in applicable laws or regulations related to our accreditations from SCC or any of the Latin American countries listed above, or in our ability to maintain any such accreditations, could put us at a competitive disadvantage or impact our relationship with our customers, either of which would have a negative impact on our revenue. Furthermore, any changes to such regulations would likely result in us incurring additional expenses in order to maintain compliance.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Asia
China
China National Certification and Accreditation Administration (the “CNCA”)
Oversight of the testing, inspection and certification industry in China is managed by the CNCA. The scope of the CNCA’s oversight includes the Certification and Accreditation Regulation of the People’s Republic of China (revised in 2020). This regulation sets out criteria for an entity to be approved as a certification body operating in China. Without such approval, an entity is unable to engage in certification activities in China, even if the certification is for products exported from China to other markets, which would include UL Mark services in fulfillment of OSHA requirements. We have held this CNCA approval since 2003, when we set up our joint venture with the China Certification & Inspection (Group) Co., Ltd. (“CCIC”). If we were unable to comply with the regulation’s requirements for a certification body, then our certification operations in China would be suspended and we would not be permitted to serve our customer base in China, which would result in a significant revenue loss and place us at a material competitive disadvantage.
Asia-Pacific (excluding Greater China)
We are approved and accredited to provide a range of conformity assessment-related services for Australia, Bangladesh, India, Indonesia, Japan, Korea, New Zealand, Singapore, Thailand and Vietnam based on national laws and regulations for quality infrastructure. Although we do not view such accreditations, individually or collectively, as material to our business from a revenue perspective, related services are part of our global market access portfolio in support of customers’ market access needs and of our supply chain-related services. Accordingly, any change in the applicable regulations or directives and our ability to maintain such accreditations could impact our operations and put us at a competitive disadvantage.
European Union (“EU”) and the United Kingdom
We also operate Notified Bodies (“NBs”) in Europe and Approved Bodies (“ABs”) in the United Kingdom based on EU regulations and directives. An NB is an organization designated by an EU country to assess the conformity of certain products before being placed on the EU internal market. An AB is the equivalent body in the United Kingdom. Together, our NBs and ABs provide services in fulfillment of requirements across, among others, the Construction Products Regulation (EU) No 305/2011, Marine Equipment Directive 2014/90/EU Personal Protective Equipment – Regulation (EU) 2016/425, ATEX – Directive 2014/34/EU and Toy Safety Directive 2009/48/EU. We do not view any such accreditations, individually or collectively, as material to our business from a revenue perspective. However, any change in the applicable regulations or directives—with respect to either the scope of products subject to third-party (NB or AB) conformity assessment services or to NB and AB designation requirements that affect our ability to maintain such accreditations—could impact our operations and put us at a competitive disadvantage.
Data Privacy
Data privacy laws and regulations and other requirements and guidance regarding the confidentiality, availability and integrity of certain personal information is increasing globally, including in the jurisdictions in which we operate. For example, the European Union and certain U.S. states (including California, Colorado and Virginia) have enacted data privacy laws that contain enhanced obligations on covered businesses and financial penalties for noncompliance. In addition, China’s new Personal Information Protection Law recently entered into force and includes new data privacy rights for individuals similar to GDPR. As such, our data handling practices are subject to review and enforcement by several regulatory bodies. For example, in the United States, the Federal Trade Commission, many state attorneys general and many courts interpret the various existing federal and state data privacy laws and regulation. Although we primarily provide business-to-business services, we do provide certain services, including software services, that may collect and process certain categories of personal information, such as business contact information. We maintain a global data privacy team that monitors changes in data privacy laws and facilitates and maintains required operational changes that may impact the processing and cross border transfer of personal information. Any failure to comply with data privacy laws and regulations could result in business disruptions and enforcement actions, which could include civil or criminal penalties that could impact our earnings

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
and competitive position. See “Risk Factors—Risks Related to Information Technology and Our Software—The legislative, judicial and regulatory landscapes relating to data collection, use and processing are challenging to comply with and are evolving and may impact our ability to collect, use and process data, including personal information, and could limit our ability to operate and expand our business, cause revenue to decline and adversely affect our business. The actual or perceived failure to comply with data privacy laws and regulations could result in significant liability or reputational harm.”
Anti-Bribery
We are subject to the FCPA, the Bribery Act, the CFPOA and similar anti-bribery laws and regulations applicable in the jurisdictions in which we operate that generally prohibit corruptly providing, offering, promising or authorizing, directly or indirectly, anything of value to foreign officials, political parties or candidates for political office or private parties for the purposes of obtaining or retaining business or securing any improper business advantage. While our officers, directors, employees, business partners and third parties acting on our behalf are required to comply with these laws and regulations, our internal controls, policies and procedures may not always prevent violations, and any such violations could subject us to legal risks, substantial civil and/or criminal fines and penalties and reputational harm. Compliance with multiple, and potentially conflicting, international laws and regulations, including anti-corruption laws, may be difficult, burdensome or expensive and could place us at a disadvantage compared to competitors who may not be subject to such laws and regulations or whose violations may go undetected. See “Risk Factors—Risks Related to Our Industry and Business—We are subject to a variety of risks associated with doing business outside the United States.”
Export Controls and Sanctions
We are subject to U.S. export control laws and regulations, including the Export Administration Regulations, as well as U.S. economic and trade sanctions, including those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”). We monitor developments relevant to these laws and regulations and engage outside counsel to help assess their relevance to our business across a range of business services and customers served. These laws and regulations may restrict our ability to provide services to certain countries and certain persons, including those that are the target of OFAC sanctions. Noncompliance with these or similar laws could lead to government investigations, penalties, reputational harm and other negative consequences, thereby adversely affecting our business and financial condition. Furthermore, any change in these laws or regulations, any shift in the approach to their enforcement or scope or any change to the countries or persons targeted by such regulations could potentially result in our decreased ability to sell services to existing or potential customers. In particular, recently-issued sanctions against Russia, plus the potential for additional sanctions in the near-future, have the potential to impact our ability to sell services to existing or potential customers.
Trade and Investment Treaties
Our international operations are also affected by trade and investment treaties and related regulations in many countries. These may require local investments, restrict our investments or affect the business and delivery model of our services. Noncompliance with applicable regulations could lead to penalties, reputational harm and other negative consequences, thereby adversely affecting our business and financial condition.
Environmental Matters
Our business is subject to various international, federal, state and local laws and regulations regarding EHS matters. Among other things, these laws and regulations regulate the emission or discharge of materials into the environment, require us to obtain and maintain permits and approvals, govern the use, storage, treatment, disposal, transportation and management of hazardous substances, radioactive materials and wastes and protect the health and safety of our employees. These laws also impose liability for the costs of investigating, remediating, and addressing damages resulting from present and past releases of hazardous substances, including releases by prior owners or operators of sites we currently own or operate. Our previous ownership and current and previous operation of real property may also subject us to liability pursuant to these laws or regulations.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Compliance with EHS laws and regulations increases our operating costs, limits or restricts the services we provide, or the methods by which we offer, sell and fulfill those services or conduct our business, and subjects us to the possibility of regulatory or private actions or proceedings. In addition, violations of EHS laws and regulations could result in significant administrative, civil, or criminal penalties, remedial cleanups, natural resource damages, permit modifications or revocations, operational interruptions or shutdowns and other liabilities. We maintain an environmental, health and safety compliance program, including policies and standards, dedicated staff, and periodic auditing and training. Compliance with laws regulating contamination and the discharge of materials into the environmental, or otherwise relating to the protection of the environment or human health and safety, have not had a material effect on our capital expenditures, earnings, or competitive position, and are not currently material to our total operating costs or cash flows. However, environmental liabilities can change substantially, including due to changes in laws and regulations, and any future violations of applicable laws or regulations could adversely affect our financial condition and results of operations.
There has been a trend in favor of increased restrictions and limitations on activities that may affect the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. For example, climate change continues to attract considerable public and scientific attention, and numerous proposals have been, and will likely continue to be, made to monitor and limit emissions of greenhouse gases. In the United States, President Biden has identified addressing climate change as a priority of the administration, and has issued several executive orders addressing climate change. While we cannot predict future developments, the adoption and implementation of new or more stringent international, federal, regional, or state legislation, regulations, or other regulatory initiatives that impose more stringent standards for greenhouse gas emissions could result in increased costs of compliance. During 2021, there were no material capital expenditures for environmental control facilities; however, there may be material expenditures anticipated for 2022 or 2023 related to such facilities.
We must comply with the following EHS laws, among others:
•The Clean Air Act, and comparable state laws and regulations, which regulate emissions of various air pollutants through the issuance of permits and the imposition of other emissions control requirements. We are required to obtain permits under the Clean Air Act and comparable state laws and regulations for certain of our operations.
•The Clean Water Act, including the Oil Pollution Act, which, along with analogous state laws and regulations, impose restrictions and strict controls on the unauthorized discharge of pollutants and dredge or fill material into regulated waters, including wetlands. We are required to obtain permits under the CWA for certain of our operations. The CWA also imposes a variety of best management practices to ensure that water quality is protected and impacts are minimized.
•The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), including the Superfund Amendments and Reauthorization Act of 1986, and analogous state laws, which generally impose liability without regard to fault or legality of the original conduct on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. Liability under CERCLA is strict (that is, without regard to fault) and, in certain circumstances, joint and several. In the course of our operations, we use materials that, if released, would be subject to regulation under CERCLA and comparable state laws and regulations. Therefore, governmental agencies or third parties may seek to hold us responsible under CERCLA and comparable state laws and regulations for all or part of the costs to clean up sites at which such hazardous substances have been released.
•The Emergency Planning and Community Right-to-Know Act, which imposes requirements on industry to report on the storage, use and releases of hazardous substances to federal, state, and local governments.
•The Hazardous Materials Transportation Act, which imposes procedures and requires policies on the transportation of hazardous materials and requires certain designation, labeling and packaging of hazardous materials for transport.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
•The Occupational Safety and Health Act and comparable state statutes, which regulate the protection of the health and safety of workers.
•The Resource Conservation and Recovery Act (“RCRA”) and comparable state laws and regulations, which impose requirements on the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Liability under RCRA is strict and, under certain circumstances, joint and several, so that any responsible party may be held liable for the entire cost of investigating and remediating the release of hazardous substances.
•The Toxic Substances Control Act, which regulates the manufacture, import, distribution, use and disposal of new and existing chemicals in U.S. commerce and restricts the use of certain existing substances.
•The European Union’s Registration, Evaluation, Authorization and Restriction of Chemical Substances Act, which requires companies to identify and manage the risks linked to the chemical substances they manufacture and market in the European Union.
Intellectual Property
Our intellectual property is an important part of our business. We rely on a combination of trademark, patent, copyright, trade secret and other related laws and confidentiality policies and contractual provisions to protect, maintain and enforce our proprietary technology and intellectual property rights. Our intellectual property portfolio also includes various registered and unregistered copyrights and internet domain names.
We believe many of our service marks, certification marks, trademarks and trade names are important to our success, and as of December 31, 2021 our trademark portfolio includes approximately 110 registered U.S. trademarks and approximately 29 pending U.S. trademark applications, and approximately 2,000 registered trademarks and 215 pending trademark applications in other countries. We endeavor to take prudent measures to protect our trademarks and certification marks against counterfeiting and other forms of infringement, including by using a global trademark watch service, recording our marks with customs agencies around the world, engaging in opposition proceedings in various trademark offices, and sending cease-and-desist letters to counterfeiters and other infringers and pursuing legal action against them where appropriate.
As of December 31, 2021, we had approximately 18 issued U.S. patents and approximately 11 U.S. patent applications pending, all in various stages of examination. We cannot assure you whether any of our trademark or patent applications will result in the issuance of a trademark registration or patent, as applicable, or whether the examination process will require us to narrow the scope of protection that we are seeking. Any of our existing trademark registrations or patents and any that are issued in the future may be contested, circumvented, found unenforceable, cancelled or invalidated, and we may not be able to prevent third parties from infringing them.
For a discussion of risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”
Seasonality
While seasonality is not a significant factor in our financial performance, our total revenue is typically lowest in the first quarter and highest in the fourth quarter, primarily due to timing of non-certification testing, inspection and audit revenue within our Industrial and Consumer segments. In addition, our cash flow from operations is typically lowest in the first quarter due to payment of the prior year’s annual performance-based variable incentive compensation.
Legal Proceedings
We are currently involved in, as we are from time to time, legal proceedings that arise in the ordinary course of business. The results of any current or future litigation cannot be predicted with certainty; however, we believe there are no currently pending lawsuits or claims against us that, individually or in the aggregate, could have a material adverse effect on our business, results of operations or financial condition.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
ESG Considerations
We believe our solutions, global reach and safety science expertise uniquely position us to have a profound and positive impact on the world. Specifically, we work for a safer world by being our customers’ most trusted science-based safety, security and sustainability partner. Our corporate sustainability mission is centered on positively impacting our planet, people and prosperity through environmental and social sustainability initiatives, as well as our global TIC and E&A services.
ESG Strategy
Our sustainability strategy aims to minimize adverse environmental impacts from our global offices and operations, provide a safe, diverse, equitable and inclusive environment and engage on sustainable strategies, innovations and practices with our customers and stakeholders along our value chain. In 2018 and 2021, we conducted materiality assessments to identify the sustainability issues where we could achieve the greatest impact. Through this process, we aligned our strategy with the United Nations’ Sustainable Development Goals (“SDGs”), which are 17 objectives defined by the United Nations to end poverty, protect the planet and ensure that all people enjoy peace and prosperity by 2030. As a result of these assessments, we have prioritized three primary SDGs by which we measure our sustainability impact and success annually. Our ESG strategy is centered around three areas of impact, Planet, People and Prosperity, which drive our attention and actions:
•Our “People” area of impact is focused on prioritizing employee education and development, promoting diversity, equity and inclusion, providing safe working spaces and engaging with our employees on volunteerism and our vast network of philanthropic partnerships. We are committed to delivering unconscious bias education and training and have established diversity councils and BRGs to engage our employees. Throughout the pandemic, the health and safety of our people was a top priority. We established task forces dedicated to supporting our employees and implemented policies and protocols to provide safe working conditions. These, along with other initiatives, products and services, support our commitment to SDG No. 3: “Ensure healthy lives and promote well-being for all at all ages.”
•Our “Prosperity” area of impact is directly linked to our founding legacy to “do something for humanity” by helping create safer living and working environments for people everywhere. To reach these aims, we provide customers with essential service products and resources and assist companies with regulatory and reporting tools for their own materials, sourcing and supply chain management. We encourage our suppliers and vendors to practice responsible sourcing and have created a global sourcing task force to monitor their commitment and continually evaluate their improvements to foster safe work environments, exhibit transparency and ensure the secure distribution of goods. These practices align with our commitment to SDG No. 12: “Ensure sustainable consumption and production patterns.”
•Our “Planet” area of impact addresses our own consumption of resources, propelled by our dedicated environmental task forces, while our services and offerings enable our customers to reduce waste, employ sustainable business practices, explore circularity, achieve supply chain transparency and adopt the safe proliferation of renewable energy. Since 2019, we have been tracking our greenhouse gas emissions, and as of 2020, our Northbrook, Illinois campus was operating on 100% Green-e® certified carbon offsets. These initiatives, among others, support our commitment to SDG No. 11: “Make cities and human settlements inclusive, safe, resilient and sustainable.”
We also address several other SDGs through the broad set of sustainability reporting and supply chain management services we provide our customers through our TIC and E&A businesses.
ESG Governance
In order to meet our ESG goals, we have enlisted dedicated personnel throughout our organization to facilitate our sustainability strategy. Our board of directors and CEO offer oversight and approval for UL’s corporate sustainability strategy, commitments and ESG reporting. Our cross-functional Corporate Sustainability Council is responsible for governing our sustainability actions and ensuring our business priorities are aligned appropriately, while our corporate sustainability team is responsible for leading our environmental task forces and executing on our

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
ESG strategy. This robust ESG leadership group is supported by a broad set of UL talent around the globe that helps execute on our sustainability priorities, including local sustainability champions, in-house volunteers and a variety of employee task forces. They are instrumental in the reporting of our ESG objectives in line with leading ESG frameworks, including the SDGs and the Global Reporting Initiative. We also plan to evaluate the management of our ESG performance using industry-specific frameworks such as the Sustainability Accounting Standards Board standards, and on climate change according to the Task Force on Climate-Related Financial Disclosures.
Partnerships
In order to further increase our sustainability impact, we form strategic partnerships with a diverse set of organizations globally that are aligned with our mission to drive a culture of sustainability. These partners include the United Nations Global Compact and our own William Henry Merrill Society. We also have committed to the global Science Based Targets initiative to limit the earth’s temperature rise to 1.5°C. By increasing our level of engagement and visibility with our partners, we are able to advance the impact of our sustainability initiatives.
UL-CCIC Joint Venture Agreement
We, via our wholly owned affiliate UL LLC, own 70% of the issued and outstanding equity interests of UL-CCIC, a joint venture company formed under the laws of the People’s Republic of China. The remaining 30% equity interest is owned by CCIC, a Chinese state-owned enterprise. UL-CCIC offers product safety testing services enabling its customers to access North American and other international markets, electromagnetic compatibility and commercial inspection and testing services. UL-CCIC provides local voluntary certification schemes to help their customers differentiate their products within the China market. UL-CCIC also offers China Compulsory Certification (“CCC”) testing services under some product categories, which is approved by the Certification and Accreditation Administration P.R.C. and market access agency services to manufacturers outside of the People’s Republic of China to help them obtain the CCC mark.
UL-CCIC is governed by a joint venture contract first entered into on June 26, 2002 (as amended from time to time, the “Joint Venture Agreement”). The board of directors of UL-CCIC consists of seven directors, with four appointed by us and three by CCIC. The chair of the UL-CCIC board of directors is appointed by us and the vice chair by CCIC. Certain matters require the approval of all or two-thirds of the directors. Neither we nor CCIC, as the shareholders of UL-CCIC, are required to provide additional financing support to UL-CCIC.
UL-CCIC has a general manager, who is in charge of the day-to-day management of UL-CCIC and reports to the UL-CCIC board of directors. We have the exclusive right to nominate the general manager and CCIC has the exclusive right to nominate the deputy general manager.
UL-CCIC was established with an initial duration of 10 years, starting from the date that it obtained its business license. This duration was subsequently extended and will currently expire on January 12, 2023. We and CCIC are in discussions to extend the duration of UL-CCIC.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
MANAGEMENT
The following table sets forth information regarding our executive officers and members of our board of directors, including their ages as of the date of this prospectus.

Name	Age	Position(s)
Executive Officers
Jennifer F. Scanlon	55	President and Chief Executive Officer
Linda S. Chapin	63	Executive Vice President and Chief Human Resources Officer
Lynn H. Hancock	56	Executive Vice President and Chief Transformation Officer
Sajeev Jesudas	62	Executive Vice President and Chief Commercial Officer
Jacqueline K. McLaughlin	41	Executive Vice President and Chief Legal Officer
Ryan D. Robinson	56	Executive Vice President and Chief Financial Officer
Gitte Schjotz	51	Executive Vice President and Chief Science and Operations Officer
Weifang Zhou	57	Executive Vice President and President, Testing, Inspection and Certification

Directors
James M. Shannon	70	Chair of the Board
Frank J. Coyne	73	Director
James P. Dollive	70	Director
Marla C. Gottschalk	61	Director
Friedrich Hecker	59	Director
Charles W. Hooper	64	Director
Kevin J. Kennedy	66	Director
Lisa M. Lambert	54	Director
Jennifer F. Scanlon	55	Director
Sally Susman	60	Director
Michael H. Thaman	58	Director
Executive Officers
Jennifer F. Scanlon.  Ms. Scanlon has served as our President and CEO and as a member of our board of directors since September 2019. Prior to joining UL, Ms. Scanlon spent 16 years at USG Corporation (“USG”), a then publicly-traded manufacturer of building products, most recently as President and CEO from November 2016 to February 2019, where she was responsible for leading USG through a major international expansion, digital transformation and sustainable products evolution. Ms. Scanlon currently serves as a member of the boards of directors of Norfolk Southern Corporation (NYSE: NSC), the Commercial Club of Chicago, the Chicago Council on Global Affairs, the Federal Reserve Bank of Chicago, the Economic Club of Chicago, World Business Chicago and the University of Notre Dame. She previously served as a member of the board of directors of USG (NYSE: USG) from September 2016 to April 2019. Ms. Scanlon earned a B.A. in Government and International Relations and Computer Applications from the University of Notre Dame and an M.B.A. from the University of Chicago Booth School of Business. We believe Ms. Scanlon is qualified to serve as a member of our board of directors because of her demonstrated commitment to science and extensive experience as a corporate leader in the building materials industry.
Linda S. Chapin.  Ms. Chapin has served as an Executive Vice President and our Chief Human Resources Officer since May 2020. Prior to joining UL, Ms. Chapin served as the Vice President of Human Resources at Johnson Controls International plc (“Johnson Controls”), a multi-industrial products manufacturer and service provider, from July 2011 to October 2018, where she was responsible for leading a global team of human resource professionals and developing the human resources integration program for the merger of Johnson Controls and Tyco International. Between her time at Johnson Controls and UL, Ms. Chapin worked as a freelance consultant. Ms.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Chapin currently serves on the Chicago Executive Club Board of Advisors. She earned a B.S.W. in Social Work from Southern Illinois University.
Lynn H. Hancock.  Ms. Hancock has served as an Executive Vice President and our Chief Transformation Officer since December 2019. Prior to joining UL, Ms. Hancock spent 14 years at USG Corporation, most recently as Vice President of Advanced Manufacturing, where she was responsible for the design and execution of programming to improve effectiveness and efficiency, implementing new technologies and advancing the workforce. Ms. Hancock earned a B.S.E. in Electrical Engineering and Computer Science from Princeton University and an M.E.M. from Northwestern University.
Sajeev Jesudas.  Mr. Jesudas joined UL in 2001 and has served as an Executive Vice President and our Chief Commercial Officer since the beginning of 2021, after having served as our President of International from 2017 to 2020 and our President of the Consumer Business Unit from 2010 to 2017. Mr. Jesudas currently serves on the boards of directors of the Woodlands Health Center, the US ASEAN Business Council and a number of our subsidiaries. Mr. Jesudas earned a B.S. in Electrical Engineering from the University of Kerala and an M.B.A. from the University of Texas McCombs School of Business.
Jacqueline K. McLaughlin.  Ms. McLaughlin has served as an Executive Vice President and our Chief Legal Officer, since September 2018. Prior to joining UL, Ms. McLaughlin spent 11 years at Winston & Strawn LLP, an international law firm, most recently as a partner in the firm’s corporate department, where her practice primarily focused on mergers and acquisitions, private equity, venture capital and corporate governance matters. Ms. McLaughlin currently serves on the boards of directors of nonprofit organizations Metropolitan Family Services and YWCA Metropolitan Chicago and on the boards of two of our affiliates. Ms. McLaughlin earned a B.S. in Accounting and a J.D. from the University of Illinois and is currently a member of the Illinois State Bar Association.
Ryan D. Robinson.  Mr. Robinson has served as an Executive Vice President and our Chief Financial Officer since May 2017. Prior to joining UL, Mr. Robinson served as the Chief Financial Officer and Chief Administrative Officer of Sears Hometown and Outlet Stores Inc., a consumer products retailer from 2014 to 2017. He also served as the Chief Financial Officer of Best Buy Co., Inc.’s (“Best Buy”) domestic segment from 2007 to 2012, and as Treasurer of Best Buy from 2002 to 2007, with responsibilities covering corporate development, treasury, tax and new business finance. Mr. Robinson currently serves on the boards of directors of a number of our subsidiaries. He earned a B.B.A. in Finance and Marketing from the University of Notre Dame and an M.M. from Northwestern University.
Gitte Schjotz.  Ms. Schjotz joined UL in 1993 and has served as an Executive Vice President and our Chief Science and Operations Officer (formerly Chief Technical and Operations Officer) since January 2021, after having served in a number of different positions including as President of our Retail and Industry segment from August 2018 to December 2020, President of our Software segment from 2017 to 2018, President of our EMEA, Latin America and Greater Asia regions from 2016 to 2017, President of our Europe, Middle East, Africa and Latin America regions from 2011 to 2016, Senior Vice President of Global Standards and Certification Program Office (CPO) from 2006 to 2014, Vice President of International Certification (Global Market Access) from 2003 to 2006, Ms. Schjotz currently serves as a member of the board of directors of OnRobot A/S, Amcham Denmark and a number of our subsidiaries. She earned a B.S. and M.Sc. in Finance, Strategic Marketing and Corporate Strategy from the Copenhagen Business School.
Weifang Zhou.  Mr. Zhou joined UL in 2009 and has served as an Executive Vice President and our President of Testing, Inspection and Certification since January 2021, after having served as President of various UL business units from 2015 to 2020, Senior Vice President and Chief Commercial Officer, Chief Strategy and Marketing Officer from 2012 to 2015 and Vice President of the Greater China region from 2009 to 2012. Prior to joining UL in 2009, Mr. Zhou spent 13 years at General Electric Company, including as CEO and President of GE Water and Process Technologies’ Greater China region from 1996 to 2009. Mr. Zhou earned a B.S. in Hydro Power from Hohai University and an M.B.A. from City University.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Directors
James M. Shannon.  Mr. Shannon has served as a member and chair of our board of directors and as a member and chair of the board of trustees of Underwriters Laboratories since 2009 and as a director of ULS since November 2021. From 2017 to 2019, Mr. Shannon served as President, and from 2016 to 2021, as a member of the Executive Committee, of the International Electrotechnical Commission, a global nonprofit organization that publishes international standards for electrotechnology. Mr. Shannon also served as a member of the board of trustees of the World Peace Foundation from 2000 to 2019. From 2002 to 2014, he served as President and CEO of the National Fire Protection Association (“NFPA”), an international nonprofit organization dedicated to eliminating harm and loss due to fire, electrical and related hazards. Prior to joining the NFPA, Mr. Shannon was elected and served as Attorney General of the Commonwealth of Massachusetts from 1987 to 1991 and was elected to the U.S. House of Representatives in 1978, serving three terms in Congress, including as a member of the Ways and Means Committee. Mr. Shannon earned a B.A. in Political Science from Johns Hopkins University and a J.D. from George Washington University Law School. We believe Mr. Shannon is qualified to serve as a member of our board of directors because of his extensive experience in the standards industry and his understanding of the related regulatory framework.
Frank J. Coyne.  Mr. Coyne has served as a member of our board of directors since 2009. Mr. Coyne has held various management positions at Verisk Analytics, Inc. (formerly Insurance Services Office, Inc.) (“Verisk”), a data analytics and risk assessment firm, including CEO from 2002 to 2013, President and CEO from 2000 to 2002 and President and Chief Operating Officer from 1999 to 2000. He also served as a member of Verisk’s (Nasdaq: VRSK) board of directors from 2002 to 2020. In addition, Mr. Coyne has held executive positions with Kemper Insurance Companies, Lynn Insurance Group, Reliance Insurance Co. and PMA Insurance Co. Mr. Coyne is currently a member of the board of directors of Transcynd Holdings, LLC and a member of the board of trustees of Saddle River Day School. Mr. Coyne earned a B.S. in Political Science from the University of Scranton and a J.D. from Duquesne University. We believe Mr. Coyne is qualified to serve as a member of our board of directors because of his significant experience as a public company executive and as an executive in industries adjacent to ours.
James P. Dollive.  Mr. Dollive has served as a member of our board of directors since 2008 and as a member of the board of trustees of Underwriters Laboratories since 2009. From 2009 to 2015, Mr. Dollive served as Executive Vice President and CEO of The Schwan Food Company, a frozen food retailer. Mr. Dollive joined The Schwan Food Company from Kraft Foods Inc., where he worked for 30 years in various management positions, including as Chief Financial Officer from 1999 to 2007. Mr. Dollive earned a B.S. in Electrical Engineering from the New Jersey Institute of Technology, an M.S. in Engineering Systems from the University of Pennsylvania and an M.B.A from the Wharton School of the University of Pennsylvania. We believe Mr. Dollive is qualified to serve as a member of our board of directors because of his experience as the chief financial officer of a public company and his deep understanding of finance and consumer products.
Marla C. Gottschalk.  Ms. Gottschalk has served as a member of our board of directors since 2009. Ms. Gottschalk previously served as the CEO of The Pampered Chef, Ltd. (the “Pampered Chef”), a seller of kitchen and entertaining products, from 2006 to 2013 and as President of the Pampered Chef from 2003 to 2006. Ms. Gottschalk joined the Pampered Chef from Kraft Foods Inc. (“Kraft”), where she worked for 14 years in various management positions, including as Senior Vice President of Financial Planning and Investor Relations and an Executive Vice President and General Manager of the Post Cereal Division. Ms. Gottschalk is currently a member of the boards of directors of Potbelly Corporation (Nasdaq: PBPB), Big Lots, Inc. (NYSE: BIG), US Foods Holding Corp. (NYSE: USFD) and Reynolds Consumer Products Inc. (Nasdaq: REYN). Ms. Gottschalk earned a B.S. in Accounting from Indiana University and an M.M. in Finance from the Kellogg School of Management at Northwestern University. We believe Ms. Gottschalk is qualified to serve as a member of our board of directors because of her extensive experience in operations and strategic management, her leadership experience as a chief executive officer and her significant experience serving on the boards of directors of other public companies.
Friedrich Hecker.  Mr. Hecker has served as a member of our board of directors since 2013 and as a member the board of trustees of Underwriters Laboratories from 2013 to 2017. Mr. Hecker previously served as CEO of ROSEN Swiss AG (the “ROSEN Group”), an energy sector supplier of specialized diagnostic technology and services, from 2012 to 2015. Mr. Hecker joined the ROSEN Group from TÜV Rheinland AG, a privately held

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
global certification and testing service provider, where he served as CEO and Chief Operating Officer from 2009 to 2011. Prior to his time at TÜV Rheinland AG, Mr. Hecker served as an Executive Vice President and Chief Operating Officer of SGS SA, a multinational TIC company, from 2002 to 2009. Mr. Hecker also served as a Senior Advisor to Cobepa SA, a Belgian investment company, from 2016 to 2020 and is currently a member of the board of directors of the Opus Group AB (publ) and Vice President of the Organization for International Economic Relations. Mr. Hecker earned a degree in Economics from Ludwig Maximilian University of Munich. We believe Mr. Hecker is qualified to serve as a member of our board because of his extensive experience in the TIC industry.
Charles W. Hooper.  Retired Lieutenant General Charles Hooper has served as a member of our board of directors since June 2021. Lieutenant General Hooper has served as a Senior Counselor at the Cohen Group, a global business consulting services firm, since October 2020, and from 1979 to 2020, Lieutenant General Hooper served in the United States Army. He currently serves as a member of the boards of directors of APA Corporation (Nasdaq: APA), Two Six Technologies, Loc Performance Products, Inc., Education Board Partners and the National Bureau of Asian Research. Lieutenant General Hooper earned a B.S. in Asian Studies from the United States Military Academy, an M.P.A. from Harvard University and an M.S. in Strategy from the Army War College. We believe Lieutenant General Hooper is qualified to serve as a member of our board of directors because of his significant leadership experience and expertise in navigating complex international matters.
Kevin J. Kennedy.  Dr. Kennedy has served as a member of our board of directors since 2020. He has served as CEO of Quanergy Systems, Inc. (“Quanergy”) (NYSE: QNGY), a sensor technology start-up company, since March 2020 and has been a member of Quanergy’s board of directors since April 2019. Previously, Dr. Kennedy served as Senior Managing Director of Blue Ridge Partners, a management consulting firm, from 2018 to 2020, and as President, CEO and a member of the board of directors of Avaya Holdings Corp. (“Avaya”) (NYSE: AVYA), a communication software and services company, from 2008 to 2017. In January 2017, Avaya filed a voluntary Chapter 11 restructuring plan with the U.S. Bankruptcy Court for the Southern District of New York. Prior to his time at Avaya, Dr. Kennedy served as CEO of JDS Uniphase Corporation, a provider of optical communication products, from 2003 to 2008. In January 2011, Dr. Kennedy was appointed to the President’s National Security Telecommunications Advisory Committee by President Barack Obama and, in 1987, Dr. Kennedy served as a Congressional Fellow to the U.S. House of Representatives Committee on Science, Space and Technology. Dr. Kennedy currently serves as a member of the boards of directors of KLA Corporation (Nasdaq: KLAC), Digital Realty Trust, Inc. (NYSE: DLR) and the Canary Foundation, a nonprofit organization. Dr. Kennedy earned a B.S. in Engineering from Lehigh University and an M.S., a M.Phil. and a Ph.D. from Rutgers University. We believe Dr. Kennedy is qualified to serve as a member of our board of directors because of his expertise in the technology industry, his experience leading public companies and his significant experience serving on public company boards of directors including oversight of spin-offs and extensive merger and acquisition activity.
Lisa M. Lambert.  Ms. Lambert has served as a member of our board of directors since June 2021. Ms. Lambert currently serves as Chief Technology and Innovation Officer at National Grid plc (“National Grid”), a multinational electricity and gas utility company, and is Founder and President of National Grid Partners, National Grid’s venture capital and innovation arm. From 2016 to 2018, Ms. Lambert served as a Managing Partner at The Westly Group, a private cleantech venture capital firm. Before that, Ms. Lambert worked at Intel Corporation for 19 years, including serving as Vice President and Managing Director of the Software and Services Group of Intel Capital, Intel’s corporate investment and mergers and acquisitions arm. Ms. Lambert currently serves on the boards of directors of Laredo Petroleum, Inc. (NYSE: LPI) and Pathr.ai, Inc., a venture capital backed technology company, and is the Founder, CEO and Chair of the nonprofit organization UPWARD, Inc. She also served as a member of the board of directors of Pixeom, an edge computing company acquired by Siemens, from December 2018 to December 2019 and on the board of directors of the National Venture Capital Association from May 2016 to May 2020. Ms. Lambert earned a B.S. in Management Information Systems from Pennsylvania State University and an M.B.A. from Harvard Business School. We believe Ms. Lambert is qualified to serve as a member of our board of directors because of her significant corporate leadership experience and extensive technology and financial knowledge.
Jennifer F. Scanlon.  Ms. Scanlon’s business background information is set forth under “Executive Officers” above.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Sally Susman. Ms. Susman has served as a member of our board of directors since May 2022. She currently serves as the Executive Vice President and Chief Corporate Affairs Officer for Pfizer Inc. (“Pfizer”) (NYSE: PFE), a multinational pharmaceutical and biotechnology company, and, before that, she served as Pfizer’s Executive Vice President of Corporate Affairs (formerly Policy, External Affairs and Communications) from 2010 to 2018. Before joining Pfizer in 2007, Ms. Susman served as the Chief Communications Officer of the Estée Lauder Companies Inc. (NYSE: EL), a manufacturer and marketer of skincare, makeup, fragrance and hair care products, from 1999 to 2007. From 1990 to 1996, Ms. Susman served as Executive Vice President of Global Communications for the American Express Company (NYSE: AXP). Ms. Susman is currently a member of the board of directors of WPP plc (NYSE: WPP), a U.K.-based global advertising and marketing company, and the co-chair of the board of directors of the International Rescue Committee, a global humanitarian aid, relief and development nonprofit organization. She earned a B.A. in Government from Connecticut College. We believe Ms. Susman is qualified to serve as a member of our board of directors because of her significant leadership experience and expertise in communications and public affairs.
Michael H. Thaman.  Mr. Thaman has served as a member of our board of directors since June 2021. Mr. Thaman served as CEO of UBQ Materials, a cleantech company focused on converting solid waste into sustainable raw material, from March 2020 to December 2020. Previously, Mr. Thaman served as CEO of Owens Corning Inc. (NYSE: OC) (“Owens Corning”), a developer, manufacturer and marketer of building products and industrial materials, from 2007 to 2020, as Chief Financial Officer from 2000 to 2007 and as a member and chair of Owens Corning’s board of directors from 2002 to 2020. Mr. Thaman currently serves as a member of the boards of directors of The Sherwin-Williams Company (NYSE: SHW) and Kohler Co. Mr. Thaman earned a B.S. in Electrical Engineering and Computer Science from Princeton University. We believe he is qualified to serve as a member of our board of directors because of his significant experience as an executive at a large multinational public company.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Controlled Company Status
We will be a “controlled company” under the rules of the NYSE. The rules of the NYSE define a “controlled company” as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Upon completion of this offering, ULS will beneficially own approximately              % of the combined voting power of our outstanding capital stock (or              % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). As a result, we qualify for exemptions from certain corporate governance requirements under the NYSE rules. While we do not currently intend to take advantage of any of these exemptions, for so long as we remain a controlled company, we may at any time and from time to time utilize any or all of such exemptions. If we do, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.
If we cease to be a controlled company and our Class A common stock continues to be listed on the NYSE, we will be required to comply with these requirements by the date our status as a controlled company changes or within specified transition periods applicable to certain provisions, as the case may be.
Composition of our Board of Directors
Our business affairs are managed under the direction of our board of directors. Our Amended Bylaws will provide that our board of directors will consist of such number of directors as may from time to time be fixed by our board of directors. As of the date of this prospectus, our board of directors consists of 11 directors. Each director’s term will continue until the annual meeting of the stockholders next held after his or her election and the election and qualification of his or her successor, or his or her earlier death, disqualification, resignation or removal.
When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.
Director Independence
Prior to the consummation of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us, either directly or as an officer, partner, or stockholder of a company that has a relationship with us. Our board of directors has affirmatively determined that Mr. Shannon, Mr. Coyne, Mr. Dollive, Ms. Gottschalk, Mr. Hecker, Lieutenant General Hooper, Mr. Kennedy, Ms. Lambert, Ms. Susman and Mr. Thaman are each an “independent director,” as defined under the rules of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Committees of Our Board of Directors
Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through actions of the board of directors and standing committees. We will have a standing audit committee, nominating and corporate governance committee, compensation committee and finance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.
Each of the audit committee, nominating and corporate governance committee, compensation committee and finance committee will operate under a written charter that will be approved by our board of directors in connection with this offering. A copy of each of the audit committee, nominating and corporate governance committee, compensation committee and finance committee charters will be available on our principal corporate website at www.ul.com substantially concurrently with the consummation of this offering. The information on, or that can be accessed through, any of our websites is not, and will not be deemed to be, incorporated in this prospectus or to be part of this prospectus.
Audit Committee
Our audit committee will be responsible for, among other things:
•appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;
•discussing with our independent registered public accounting firm their independence from management;
•approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;
•overseeing our compliance with legal and regulatory requirements;
•reviewing and evaluating our policies and practices with respect to risk assessment and risk management;
•reviewing related person transactions; and
•establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.
Upon the consummation of this offering, our audit committee will consist of Mr. Coyne, Mr. Hecker, Lieutenant General Hooper and Mr. Thaman, with Mr. Thaman serving as chair. Rule 10A-3 of the Exchange Act and the

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
NYSE require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the listing of our Class A common stock and be composed entirely of independent members within one year of the listing of our Class A common stock. Our board of directors has affirmatively determined that Mr. Coyne, Mr. Hecker, Lieutenant General Hooper and Mr. Thaman each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 of the Exchange Act and the NYSE rules. In addition, our board of directors has determined that each member of our audit committee meets the financial literacy requirements of the NYSE listing standards and that Mr. Coyne and Mr. Thaman will each qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee will be responsible for, among other things:
•identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;
•recommending to our board of directors the nominees for election to our board of directors at annual meetings of our stockholders;
•overseeing an annual evaluation of the effectiveness of our board of directors and its committees;
•developing and recommending to our board of directors a set of corporate governance guidelines;
•reviewing potential conflicts of interest with respect to directors executive officers; and
•supporting our risk assessment and risk management by overseeing those risks which may be delegated to it from time to oversee, which currently include environmental and corporate responsibility matters.
Upon the consummation of this offering, our nominating and corporate governance committee will consist of Mr. Coyne, Ms. Gottschalk, Mr. Kennedy, Ms. Susman and Mr. Thaman, with Mr. Coyne serving as chair. Our board of directors has affirmatively determined that Mr. Coyne, Ms. Gottschalk, Mr. Kennedy, Ms. Susman and Mr. Thaman each meet the definition of an “independent director” under the NYSE rules.
Compensation Committee
Our compensation committee will be responsible for, among other things:
•overseeing our human capital management programs and policies;
•overseeing our non-employee director compensation program;
•reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving (either alone, or if directed by the board of directors, in connection with a majority of the independent members of the board of directors) the compensation of our CEO;
•reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;
•reviewing and approving our incentive compensation arrangements, and making recommendations to our board of directors regarding equity-based plans and arrangements;
•appointing and overseeing any compensation consultants; and
•supporting our risk assessment and risk management by overseeing those risks which may be delegated to it from time to time to oversee.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Upon the consummation of this offering, our compensation committee will consist of Mr. Dollive, Ms. Gottschalk, Mr. Kennedy, Ms. Lambert and Ms. Susman, with Ms. Gottschalk serving as chair. Our board of directors has determined that Mr. Dollive, Ms. Gottschalk, Mr. Kennedy, Ms. Lambert and Ms. Susman meet the definition of “independent director” for purposes of serving on the compensation committee under the NYSE rules, including the heightened independence standards for members of a compensation committee, and are “non-employee directors” as defined in Rule 16b-3 of the Exchange Act.
Finance Committee
Our finance committee will be responsible for, the review and oversight of, and making recommendations to the board of directors regarding, our plans, policies and significant actions relating to our capital structure and financial resources, including, as needed:
•our budgeting and forecasting;
•changes to our capital structure and capital expenditures, including debt financing;
•capital expenditure funding requests and post-completion review of capital expenditure funding requests and acquisitions;
•our policies regarding tax and other financial planning;
•our financial risk policies and corporate investment policies;
•our corporate insurance program;
•our pension plan funding; and
•supporting our risk assessment and risk management by overseeing those risks which may be delegated to it from time to time to oversee.
Upon the consummation of this offering, our finance committee will consist of Mr. Dollive, Mr. Hecker, Lieutenant General Hooper and Ms. Lambert, with Mr. Dollive serving as chair.
Risk Oversight
Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us and oversees the implementation of risk mitigation strategies by management and for overseeing management of regulatory risks. Our audit committee reviews and evaluates our policies and practices with respect to risk assessment and risk management. Further, our audit committee is charged with understanding, communicating and monitoring our risk philosophy, risk appetite and risk profile, and reviewing certain risk exposures. Each board committee supports our risk assessment and risk management by overseeing those risks which may be delegated to it from time to time.
Compensation Committee Interlocks and Insider Participation
None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Board Diversity
Our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. Although our board of directors does not have a formal written diversity policy with respect to the evaluation of director candidates, in its evaluation of director candidates, our nominating and corporate governance committee will consider factors including, without limitation, issues of character, personal and professional integrity, ethics and values, experience in corporate management, finance and other experience

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
relevant to our industry, relevant social policy concerns, judgment, potential conflicts of interest, other commitments, practical and mature business judgment, including the ability to make independent analytical inquiries, and such factors as age, gender, race or ethnicity, place of residence and specialized experience and any other relevant qualifications, attributes or skills.
Standards of Business Conduct
We have a Standards of Business Conduct that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the code will be posted on our website, www.ul.com. In addition, we intend to post on our website all disclosures that are required by law or the NYSE listing standards concerning any amendments to, or waivers from, any provision of the code. The information on, or that can be accessed through, any of our websites is not, and will not be deemed to be, incorporated in this prospectus or to be part of this prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
COMPENSATION DISCUSSION AND ANALYSIS
The purpose of this “Compensation Discussion and Analysis” section (the “CD&A”) is to provide a description of our executive compensation programs, including our pay-for-performance philosophy and long-term value strategy, the elements we use in our program, and the considerations used by the Compensation Committee (the “Committee”) to make sound compensation decisions.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.
This discussion focuses on our CEO, CFO and the three most highly compensated executive officers (the “NEOs”) during 2021, who were:
•Jennifer F. Scanlon, President and Chief Executive Officer;
•Ryan D. Robinson, Executive Vice President and Chief Financial Officer;
•Weifang Zhou, Executive Vice President and President, Testing, Inspection and Certification;
•Gitte Schjotz, Executive Vice President and Chief Technical and Operations Officer; and
•Sajeev Jesudas, Executive Vice President and Chief Commercial Officer.
Executive Compensation Philosophy and Objectives
We provide our executive officers with meaningful rewards while maintaining alignment with company values and mission, our strategic focus, and important management initiatives. In setting and overseeing the compensation of our executive officers, the Committee believes our programs and policies should achieve the following specific objectives:
•Position our target total direct compensation—comprised of base salary, target annual incentive bonus opportunity and target long-term incentive opportunity—at a level at which we can successfully recruit and retain industry leading talent critical to shaping and executing our business strategy and creating long-term value.
•Reinforce our pay-for-performance orientation through programs that link payouts to the achievement of annual and multi-year financial, strategic and equity value-based objectives.
•Align the interests of executives with those of stockholders, particularly with respect to key executives who are best positioned to drive long-term value creation.
•Provide the ability to differentiate individual executive rewards based on actual performance and contributions to our key operating and strategic objectives.
Determination of Compensation
The Role of the Compensation Committee
The Committee sets executive compensation using a market-based approach, with differentiation based on Company and individual performance. The Committee oversees all aspects of our executive compensation program: establishing target total cash compensation through base salary reviews and setting annual short-term incentive award targets, determining the appropriate mix and target levels of long-term incentives, and offering benefit programs designed to provide a competitive total rewards program. The Committee also is responsible for the assessment of enterprise risks associated with all compensation and benefits programs.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
The Role of Management
The CEO provides input regarding the duties and responsibilities of her direct reports and the results of her evaluations of their annual performance. Management also recommends to the Committee certain aspects of executive compensation program design, including appropriate enterprise-wide financial and non-financial performance goals for use in our annual and long-term incentive plans and additional business segment- and function-specific performance goals under our annual incentive plan for employees who lead a particular business segment or corporate function.
The Role of the Independent Compensation Consultant
Since 2017, the Committee has retained Frederic W. Cook & Co., Inc. (“FW Cook”) as its independent compensation consultant to advise the Committee with respect to establishing and maintaining competitive compensation programs, individual compensation levels for the NEOs and other senior officers, incentive program design and other executive compensation policies and practices. A representative of FW Cook attended all the regularly scheduled Committee meetings in 2021, including, when invited, Committee executive sessions.
The Committee has assessed the independence of FW Cook, specifically considering whether FW Cook has any relationships with the Company, our officers or our directors that would impair their independence. Based on this evaluation, the Committee determined that no conflicts of interest exist that would otherwise prevent FW Cook from independently advising the Committee. In accordance with the Committee’s charter, the Committee has the sole authority to determine the compensation for, and to terminate the services of, the independent compensation consultant.
Market Assessment Against Peer Group
In 2019, the Committee approved an executive compensation benchmarking peer group of 17 companies. This review of a comparator group is conducted on an annual basis. In 2020, management worked with FW Cook to review whether the existing group remained appropriate. FW Cook concluded that the existing group continued to fulfill the critical selection criteria, and thus no changes were recommended.
FW Cook provides the Committee with comparative compensation data on the peer group companies from publicly available sources and, in addition, comparative compensation data compiled from general industry surveys, appropriately size-adjusted to determine market values for companies of comparable size to the Company or business functions, as applicable. This data includes base salary and target annual and long-term incentive opportunities for the NEOs and assists the Committee in understanding the competitiveness of the Company’s executive compensation program, policies, and practices (e.g., perquisites and severance benefits (with or without a change in control)). The Committee uses this comparative data during its annual review of executive compensation with the view that all elements of target total direct compensation should be calibrated by reference to the 50th percentile, in aggregate, of competitive market data for targeted performance, with significant upside potential for performance that exceeds target and lesser (or zero) payouts if performance is below target.
The 17 companies in the group provide business-to-business solutions to a customer base covering multiple industries, and have revenues ranging from 0.4x to 2.5x of Company revenues (based on 2019 fiscal year end

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
revenues). At the time that the peer group was reviewed in 2020, the Company’s revenues were at the 45th percentile of the group, and EBITDA (dollar value and margin) approximated the 60th percentile of the peer group.

ADT Inc.	Man Tech International Corporation
Brightview Holdings, Inc.	Maximus Inc.
The Brinks Company	Morningstar, Inc.
CoreLogic	MSCI Inc.
EPAM Systems, Inc.	Rollins Inc.
FactSet Research Systems Inc.	Stantec Inc.
Gartner, Inc.	Stericycle, Inc.
ICF International, Inc.	Tetra Tech, Inc.
Iron Mountain Incorporated
In August 2021, as part of the Committee’s annual review of the comparator group, MSCI was removed as the company’s market capitalization was in excess of the selection criteria. Two new comparators were added, FICO (Fair Isaac Corporation) and Clarivate PLC per recommendation of FW Cook and management. Accordingly, the peer group that is expected to inform compensation decisions on and after the offering date will consist of 18 publicly traded companies.
Primary Components of Our Executive Compensation Program
The following chart shows the primary components of our executive compensation program. Additional detail on each of these components can be found in subsequent sections of the CD&A.

Program Component	Strategic Purpose
Base Salary	•Fixed annual compensation that aligns with our objective of recruiting and retaining key talent •Set with reference to scope of responsibility, experience and the competitive market
All Employee Incentive Plan (“AEIP”)	•Performance-based variable cash compensation that aligns with our objective of rewarding achievement of short-term financial objectives
Long-Term Incentive Plan (“LTIP”) Awards
•Performance Cash awards earned over three one-year performance periods (75% weighting); aligns with our objective of incenting leaders to accomplish long-term financial, operational and strategic objectives and retaining leadership talent
•Cash settled appreciation rights (“CSARs”) that provide value with sustained share price appreciation over the five-year term of the award (25% weighting); aligns with our objective of driving sustainable increases in overall Company equity value in alignment with our stockholders

Broad-Based Benefits	•Participation in the same health and welfare benefits as available to other employees
Executive Benefits and Perquisites	•Limited perquisites and executive benefits that are market competitive and designed to attract and retain key talent
In order to emphasize our pay-for-performance philosophy, and in consideration of market competitive practices, the Committee approved elements of compensation for our CEO and other NEOs during 2021 that reflect our executive compensation philosophy. The resulting 2021 pay mix was heavily weighted toward performance-

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
based compensation payable on achievement of both short-term and longer-term objectives (i.e., AEIP and LTIP opportunities) versus fixed compensation (base salary) components.

Base Salary for 2021
Each NEO’s base salary was initially established before 2021, pursuant to his or her respective employment agreement or offer letter. Each NEO’s base salary for 2021 was established by the Committee as part of an annual review of executive officer base salaries. In reviewing the base salary levels for 2021, the Committee considered the comparative market data and recommendations provided by FW Cook, the Company-wide merit increase budget and, with respect to NEOs other than the CEO, the CEO’s recommendations based on various factors such as tenure, performance in role and other factors deemed relevant. Based on this review, the Committee maintained the base salaries of $975,000 for Ms. Scanlon, $590,000 for Mr. Robinson, $510,000 (approximately 697,425 Singapore dollars (“S$”)) for Ms. Schjotz and $520,000 (approximately S$711,100) for Mr. Jesudas. In recognition of his promotion to EVP and President, TIC with significantly expanded operations and revenue responsibilities, the Committee approved an increase in Mr. Zhou’s base salary by 6.5%, from $540,000 to $575,000 effective January 1, 2021.
2021 AEIP Awards
The majority of our employees, including our NEOs, participate in the AEIP award program. In 2021, the Committee established individual AEIP target awards as a percentage of base salary for each NEO, taking into account comparative market data. The AEIP is designed to reinforce our approach to profitable growth through achievement of key results. For our NEOs, the AEIP award opportunity is comprised of the following:
•100% of the AEIP award opportunity for Ms. Scanlon was based on Company performance against the target adjusted operating income (“enterprise AOI”) metric as established for the fiscal year.
•75% of the AEIP award opportunity for Messrs. Robinson, Zhou and Jesudas and Ms. Schjotz was based on Company performance against the target enterprise AOI metric as established for the fiscal year.
•25% of the AEIP award opportunity for Mr. Zhou was based on the achievement of distinct AOI targets for each of the Industrial and Consumer segments of the TIC business, with each segment’s achievement weighted based on relative revenue for the fiscal year.
•25% of the AEIP award opportunity for Messrs. Robinson and Jesudas and Ms. Schjotz was based on the achievement of key result metrics related to employee safety, security and sustainability, employee engagement, customer centricity, on-time and on-budget completion of specified projects advancing the One UL Digital and Information Strategy, and the management of operating expenses.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
•The Committee has authority and discretion to adjust payouts based on individual employee performance against objectives for all participants, as part of the individual award determination process.
Based on relative achievement of the fiscal year metrics and pool funding, individual awards may range from 0% to 200% of target award.
The enterprise AOI metric is a non-GAAP measure intended to recognize the profit earned from the normal business operations of the Company and its subsidiaries and excludes profit generated from investments and non-operating items in each case as determined by our board of directors in its sole discretion. The Committee’s determination of enterprise AOI may, but is not required to, be made based on the consolidated audited financial statements for the applicable fiscal year. For 2021, enterprise AOI was based on the operating income of the Company and its subsidiaries, as stated in the consolidated audited financial statements for the fiscal year. To arrive at enterprise AOI, operating income was adjusted to reflect add-backs for (i) immaterial restructuring charges, (ii) expenses to improve the Company’s state of readiness for potential future investment decisions, (iii) foreign exchange impacts, (iv) costs related to, and operating results of, the acquisition of Method Park and an immaterial asset acquisition and certain unconsummated transactions, and (v) extraordinary CSAR expenses attributable to factors other than operational performance (e.g., increases in share price due to changes in discount rate and the weighting of share prices of market comparable companies). For purposes of AEIP awards, segment AOIs are based on similar adjustments to applicable segment operating income results, as stated in the consolidated audited financial statements for the fiscal year.
The Committee made the following determinations regarding the 2021 performance targets for the NEOs’ AEIP awards:
•The enterprise AOI target was established at $380 million (after payment of bonuses), with a threshold payout of 50% upon achievement of enterprise AOI of $361 million and a maximum payout of 200% upon achievement of enterprise AOI of $447 million or greater. Based on our board of director’s determination, the Company achieved an enterprise AOI of $407.7 million, yielding a 141.0% payout percentage for the portion of AEIP target awards allocable to enterprise AOI.
•The Industrial segment achieved a segment AOI that yielded a 200.0% payout percentage, and the Consumer segment achieved a segment AOI that yielded a 110.0% payout percentage. This resulted in a weighted average payout percentage of 143.8% for the TIC business, as applicable to Mr. Zhou’s AEIP award, with respect to the segment AOI metrics.
•The Company met all key result metrics applicable to employees supporting the Company’s overall corporate functions, including Messrs. Robinson and Jesudas and Ms. Schjotz, resulting in a 100% payout percentage with respect to those metrics.
Based on the forgoing determinations, the Committee approved the following 2021 AEIP awards, which are reported in the Summary Compensation Table under “Non-Equity Incentive Plan Compensation.”

Officer	2021 AEIP Target Award	2021 Payout Percentage(3)	2021 Approved Award
Jennifer F. Scanlon	$975,000	141.0%	$1,374,750
Ryan D. Robinson	$413,000	130.8%	$540,204
Weifang Zhou	$402,500	141.7%	$570,343
Gitte Schjotz(1)	$303,558	130.8%	$397,054
Sajeev Jesudas(2)	$322,780	130.8%	$422,196
__________________
(1)Ms. Schjotz’s AEIP target was established in Singapore dollars and was converted to U.S. dollars using the exchange rate in effect on the date on which the Committee approved her target award.
(2)Mr. Jesudas’ AEIP target was established in Singapore dollars, and was converted to U.S. dollars using the exchange rate in effect on the date on which the Committee approved his target award.
(3)Ms. Scanlon’s payout percentage reflects a 100% weighting of the enterprise AOI metric at a 141.0% payout percentage. The payout percentage of Messrs. Robinson and Jesudas and Ms. Schjotz reflects a 75% weighting of the enterprise AOI metric at a 141.0% payout percentage and a 25% weighting of key result metrics collectively at a 100% payout percentage. Mr. Zhou’s payout percentage reflects a

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
75% weighting of the enterprise AOI metric at a 141.0% payout percentage and a 25% weighting of the TIC business AOI metrics at a 143.8% weighted average payout percentage.
Pre-Offering Long-Term Incentive Awards
Generally, the Committee approves LTIP awards to employees, including the NEOs, on an annual basis. The number of CSARs granted is based on the current valuation of our common stock on the date of grant. The Committee also has the authority to make “off cycle” grants of CSARs or Performance Cash awards for recruiting purposes. However, no off-cycle CSARs or Performance Cash awards were granted to our NEOs in 2021.
In 2021, the Committee concluded that both CSARs and Performance Cash awards continue to efficiently align executives’ interests with long-term value creation, and recommended that LTIP grants to the Company’s most senior officers continue to consist of 25% CSARs and 75% Performance Cash awards.
Long-Term Incentive Plan
Awards to our NEOs for both the 2020 and 2021 programs were granted in 2021 pursuant to the terms of the 2020 LTIP.
The LTIP is administered by the Committee, which selects eligible award recipients and determines the form, amount and terms and conditions of awards granted pursuant to the LTIP. The LTIP provides for the grant of CSARs and Performance Cash awards, the terms of which are determined by the Committee and described below.
The LTIP includes a “Settlement Limit,” which limits the amount of cash that is required to be paid out on an annual basis pursuant to the exercise of CSARs and settlement of Performance Cash awards. The amount of the Settlement Limit for any year is equal to 10% of the Company’s free cash flow as shown on its financial statements for the preceding year. Pursuant to the LTIP, the Committee has discretion to waive the Settlement Limit for any year. In 2021, the Settlement Limit was $36.7 million, based on 2020 free cash flow of $367 million. The total number of Performance Cash awards and CSARs exercised in 2021 was $17.6 million, so the Settlement Limit did not apply.
2020 and 2021 Target Awards
The Committee established 2020 and 2021 target award levels for each NEO, taking into account comparative market data. Target awards for both 2020 and 2021 fiscal years were granted to the NEOs in 2021 as Performance Cash awards (75% weighting) and CSARs (25% weighting) as shown below:

Officer	2020 LTIP Target Award	2021 LTIP Target Award
Jennifer F. Scanlon	$3,300,000	$3,650,000
Ryan D. Robinson	$800,000	$820,000
Weifang Zhou	$675,000	$850,000
Gitte Schjotz	$625,000	$625,000
Sajeev Jesudas	$475,000	$475,000
Performance Cash Awards Granted in 2021
Performance Cash awards provide an opportunity to earn a cash payment of 0% to 200% of target upon vesting, depending on performance. These awards incent leaders to accomplish long-term performance objectives and promote retention of leadership talent. Commencing with the 2020 Performance Cash awards, performance metrics and goals are set for each of three consecutive and distinct one-year performance periods, rather than a cumulative three-year performance period, in light of the unprecedented, unpredictable externalities that are affecting business and economic conditions. Performance Cash awards are settled in a single payment equal to the average of the payouts earned for each of the three distinct performance periods covered by the award. Performance Cash awards typically vest three years after the grant date, subject to continued employment through such date, and are settled (cashed out) at that time, subject to the LTIP’s cash Settlement Limit as established by the Committee.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
The Committee delayed granting the 2020 Performance Cash awards (with performance periods from 2020 through 2022) until early 2021, with greater certainty at that time that reasonable performance objectives could be established. For the 2020 and 2021 grants, performance metrics for each consecutive one-year period are weighted as follows:
•One-third weighting on achievement of the plan year revenue target; and
•Two-thirds weighting on achievement of the plan year net income target.
The Committee’s determination of revenue and net income may, but is not required to, be made based on the consolidated audited financial statements for the applicable fiscal year.
Payouts for outstanding 2020 Performance Cash awards will be determined following the completion of the 2022 fiscal year, subject to continued vesting through April 1, 2023 based on continued employment through such date; and payouts for the outstanding 2021 Performance Cash awards will be determined following the completion of the 2023 fiscal year, subject to continued vesting through March 1, 2024 based on continued employment through such date.
The following are the outstanding target awards for the 2020 and 2021 Performance Cash awards:

Officer	2020- 2022 Performance Cash Target Award	2021-2023 Performance Cash Target Award
Jennifer F. Scanlon	$2,475,000	$2,737,500
Ryan D. Robinson	$600,000	$615,000
Weifang Zhou	$506,250	$637,500
Gitte Schjotz	$468,750	$468,750
Sajeev Jesudas	$356,250	$356,250
CSAR Awards Granted in 2021
CSARs, similar to a stock appreciation right in a public company, provide an opportunity to receive, upon exercise, an amount in cash equal to the excess (if any) of the value of one share of common stock over the value of the common stock on the date of grant, multiplied by the number of CSARs exercised. CSARs are granted with a base price equal to the fair market value of one share of Company common stock, determined by the Committee. CSARs encourage our leaders to drive increases in overall Company value in alignment with our stockholder, as determined by the Company’s valuation from year to year. CSARs typically vest three years after the award date, subject to continued employment through such date, and may be exercised up to two years after the vesting date. Exercises of vested CSARs may occur during an annual exercise window and are subject to the LTIP’s cash Settlement Limit as established by the Committee.
In January 2021, the Committee approved grants of CSARs related to the 2020 fiscal year, as described above. In March 2021, the Committee approved grants of CSARs relating to the 2021 fiscal year. In each case, the CSARs were granted at a per-share base price of $50.30, based on an independent valuation of the Company as of the grant date, as adopted by the Committee. The CSARs granted in January 2021 will vest on April 1, 2023 based on continued employment through such date and will expire on April 1, 2025. The CSARs granted in March 2021 will vest on March 1, 2024 based on continued employment through such date and expire on March 1, 2026.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
The following table shows the number of CSARs comprising the 2020 and 2021 annual grants made to our NEOs in 2021. (The grant date fair values of these awards are reported in footnote 3 to the Summary Compensation Table.)

Officer	2020 Annual CSAR Grant (#)	2021 Annual CSAR Grant (#)
Jennifer F. Scanlon	65,606	72,565
Ryan D. Robinson	15,905	16,302
Weifang Zhou	13,419	16,899
Gitte Schjotz	12,425	12,425
Sajeev Jesudas	9,443	9,443
In addition, in April 2021, the Committee approved special, replacement CSAR awards to Messrs. Robinson, Zhou and Jesudas, who had each previously received CSAR awards with an April 1, 2018 grant date (“April 2018 CSARs”) and are U.S. taxpayers. To facilitate compliance with Code Section 409A, the April 2018 CSARs were amended to provide for automatic exercise thereof as of their April 1, 2021 vesting date. These CSARs were exercised at the fair market value per share of $50.30. To compensate the holders of the April 2018 CSARs for the lost opportunity for greater appreciation in the value of the April 2018 CSARs in subsequent exercise windows, the Committee issued fully vested replacement CSAR awards to those individuals on April 1, 2021. The replacement CSARs were issued with a base price equal to the fair market value of a share of Company common stock as of the grant date, and expire on April 1, 2023, the original expiration date of the April 2018 CSARs.
The following table shows the number of replacement CSARs granted to our NEOs in April 2021. (The grant date fair values of these awards are reported in footnote 3 to the Summary Compensation Table.)

Officer	April 2021 Replacement CSAR Grant (#)
Ryan D. Robinson	14,693
Weifang Zhou	12,795
Sajeev Jesudas	9,763
Performance Cash Awards Earned in 2021
Following completion of the 2019-2021 performance periods, the Committee approved payouts earned for Performance Cash awards that were granted to the NEOs in 2019. For each one-year performance period, the Committee previously approved respective Company-wide performance objectives. Payout for the completed 2019-2021 performance periods was based on the average achievement percentage in each consecutive one-year period.
•For the 2019 performance period, achievement against objectives was 88.2% based on the following:

Performance Measure	Weighting	Threshold		Target		Maximum		Actual		Payout %
2019 Revenue	33⅓ %	$2,259	million	$2,329	million	$2,399	million	$2,312	million	88.0%
2019 Adjusted Earnings Per Share	33⅓ %	$2.38		$2.65		$2.91		$2.59		89.5%
Return On Invested Capital	33⅓ %	20.1%		22.3%		24.6%		21.7%		87.0%
•For the 2020 performance period, actual performance against objectives was below threshold for all company-wide performance objectives. However, consistent with its discretion under the LTIP, in 2020, the Committee determined that for purposes of the 2019-2021 performance periods, due to the significant and unprecedented impact of COVID-19 on business operations, the performance goals for the 2020 fiscal year component in the outstanding award periods would be deemed to have been earned at 50% of target. The Committee’s decision was intended to balance the negative impact of COVID-19 on financial

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
performance between management and the Company’s stockholder, continue to drive and motivate the performance of management, ensure that outstanding Performance Cash awards continued to provide retentive value for management, and maintain consistency across the 2018-2020, 2019-2021 and 2020-2022 Performance Cash award cycles.
•For the 2021 performance period, achievement against objectives was 186.7% based on the following:

Performance Measure	Weighting	Threshold		Target		Maximum		Actual		Payout %
2021 Revenue	33⅓ %	$2,367	million	$2,440	million	$2,513	million	$2,484	million	160%
2021 Net Income	66⅔ %	$246	million	$273	million	$300	million	$310	million	200%
•For the 2021 performance period, the revenue metric was a non-GAAP measure based on the revenue of the Company and its subsidiaries, as stated in the consolidated audited financial statements for the fiscal year, and adjusted to reflect reductions for (i) foreign exchange impacts and (ii) the unbudgeted acquisition of Method Park. For the 2021 performance period, the net income metric was a non-GAAP measure based on the net income of the Company and its subsidiaries, as stated in the consolidated audited financial statements for the fiscal year, which was adjusted to reflect add-backs for (i) immaterial restructuring charges, (ii) expenses to improve the Company’s state of readiness for potential future investment decisions, (iii) foreign exchange impacts, (iv) costs related to, and operating results of, the acquisition of Method Park and an immaterial asset acquisition and certain unconsummated transactions, (v) extraordinary CSAR expenses attributable to factors other than operational performance (as described with respect to AOI determination above) and (vi) pension settlement expense, and reductions for interest income in excess of budget and certain tax adjustments.
These achievement percentages (including the deemed 50% achievement of 2020) will also be used to determine the 2020 performance period results included in the 2020-2022 Performance Cash awards and the 2021 performance period results included in the 2020-2022 and 2021-2023 Performance Cash awards, subject to satisfaction of the other requirements of those awards.
Awards earned by the NEOs for the completed 2019-2021 performance periods are shown below. For all NEOs other than Ms. Scanlon, these awards will vest and be paid in April 2022; the award for Ms. Scanlon will vest and be paid in October 2022.

Officer	2019-2021 Performance Cash Target Award			Approved Award (1)
Jennifer F. Scanlon	$750,000			$812,250
Ryan D. Robinson	$502,500			$544,208
Weifang Zhou	$442,500	X	Average Payout Percentage of 108.3%	$479,228
Gitte Schjotz	$412,500			$446,738
Sajeev Jesudas	$318,750			$345,206
__________________
(1)These award amounts are reported in the “Non-Equity Incentive Plan Awards” column of the Summary Compensation Table
Outstanding CSAR Awards as of the Offering Date
Our board of directors has approved amendments to the LTIP, effective as of the offering date, to authorize the conversion of outstanding vested and unvested CSARs to the same number of stock-settled stock appreciation rights (“SARs”) and to reserve an aggregate of        shares of our Class A common stock for issuance under the LTIP in connection with the settlement of SARs and/or pursuant to equity awards approved under the Post-Offering 2022 LTIP (as described below). The Committee has approved amendments to the underlying CSAR award agreements to enable such conversions, subject to participant consent as determined by the Committee. SARs will have the same

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
base price, vesting dates and final expiration dates as the CSARs from which they are converted. Unlike the CSARs, SARs may be exercised at any time after vesting and before expiration, subject to applicable securities laws, and any SARs that have not been previously exercised and are “in the money” on the date of expiration will be automatically exercised. Upon exercise of the newly issued SARs, holders will receive a number of newly issued shares of our Class A common stock equal to the spread between the fair market value thereof on the exercise date, and the base price. (Holders may be subject to lock-up provisions or blackout windows, as applicable.) Following the offering, no further awards will be made under the LTIP.
Post-Offering Equity Awards
We expect our board of directors to adopt, subject to the approval of our stockholder, the Post-Offering 2022 LTIP, to be effective as of the offering date. The Post-Offering 2022 LTIP allows the Company to grant cash and equity incentive awards to eligible service providers after the offering date in order to attract, motivate and retain the talent for which we compete. Accordingly, new equity incentive awards approved after the offering date are intended to be issued under the Post-Offering 2022 LTIP. The material terms of the Post-Offering 2022 LTIP are summarized below.
Shares Available. The board of directors has reserved an aggregate of          shares of our Class A common stock for issuance pursuant to equity awards approved under the Post-Offering 2022 LTIP and/or under the LTIP in connection with the settlement of SARs (as described above). However, no more than            shares of our Class A common stock may be issued pursuant to the exercise of incentive stock options under the Post-Offering 2022 LTIP.
To the extent that an award issued under the Post-Offering 2022 LTIP or the LTIP expires, lapses or is terminated, forfeited, repurchased for original purchase price or settled for cash, then a corresponding number of shares may be used again for new grants under the Post-Offering 2022 LTIP. Further, shares delivered to us to satisfy the applicable exercise or purchase price of an award under the Post-Offering 2022 LTIP or the LTIP and/or to satisfy any applicable tax withholding obligations with respect to an award (including shares retained by us from the award under the Post-Offering 2022 LTIP or the LTIP being exercised or purchased and/or creating the tax obligation) will become or again be available for award grants under the Post-Offering 2022 LTIP. In addition, only the shares actually issued upon the exercise of stock appreciation rights (e.g., in the event of a net exercise) will count against the share reserve. Finally, the payment of dividend equivalents in cash in conjunction with any awards under the Post-Offering 2022 LTIP will not reduce the shares available for grant under the Post-Offering 2022 LTIP.
Awards. The Post-Offering 2022 LTIP provides for the grant of stock options, including incentive stock options (“ISOs”), and nonqualified stock options (“NSOs”), restricted stock, dividend equivalents, restricted stock units (“RSUs”), SARs and other stock or cash awards. All awards under the Post-Offering 2022 LTIP will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our Class A common stock, but the Committee may provide for cash settlement of any award. A brief description of each award type follows.
•Stock Options and SARs. Stock options and SARs each provide for the purchase of shares of our Class A common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. Generally, the exercise price of a stock option or SAR may not be less than 100% of the fair market value of the underlying share on the date of grant, and generally, the term of a stock option or SAR may not be longer than ten years. Vesting conditions determined by the Committee may apply to stock options and SARs and may include continued service, performance and/or other conditions.
•Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our Class A common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our Class A common stock in the future, which may also remain forfeitable unless and until specified conditions are met, and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our Class A common stock prior

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
to the delivery of the underlying shares. Settlement of RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the Committee may determine.
•Other Stock or Cash Based Awards. Other stock or cash based awards of cash, fully vested shares of our Class A common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our Class A common stock may be granted under the Post-Offering 2022 LTIP. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.
•Performance Awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the Committee may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: net earnings; gross or net sales or revenue; net income or adjusted net income; profit, profit return ratios or operating margin; cash flow; return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; gross or net profit or operating margin; costs; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share; regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human capital management (including diversity and inclusion); supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios; debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease.
•Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our Class A common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the Committee.
Administration. The Post-Offering 2022 LTIP will be administered by the Committee, which may delegate its duties and responsibilities to committees of officers of the Company, subject to certain limitations that may be imposed under Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The Committee will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Post-Offering 2022 LTIP, subject to its express terms and conditions. The Committee will also (i) select eligible service providers for participation in the Post-Offering 2022 LTIP, (ii) determine the form, amount, value and timing of each award and, if applicable, the number of shares represented by an award, the exercise price associated with the award, and/or the time and conditions of vesting, exercise or settlement of the award, and (iii) impose conditions with respect to an award, such as limiting competitive employment or other activities.
Certain Transactions. The Committee has broad discretion under the Post-Offering 2022 LTIP to make adjustments to the terms and conditions of existing and future awards to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our Class A common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the Committee will make equitable adjustments to outstanding awards under the Post-Offering 2022 LTIP. In the event of a change in control of the Company (as defined in the Post-Offering 2022

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
LTIP), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the Committee may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the Committee in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.
Non-U.S. Participants, Claw-Back Provisions, Transferability, and Participant Payments. The Committee may modify award terms, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of our claw-back policy, as in effect from time to time (as described below). With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Post-Offering 2022 LTIP are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the Post-Offering 2022 LTIP, the Committee may, in its discretion, accept cash or check, shares of our Class A common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.
Plan Amendment and Termination. The Committee may amend or terminate the Post-Offering 2022 LTIP at any time. The Committee is required to obtain stockholder approval of any amendment to the Post-Offering 2022 LTIP to the extent necessary to comply with applicable laws, including the rules of the NYSE. Under the NYSE’s current rules, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that materially increases the number of shares available under the Post-Offering 2022 LTIP, provided that stockholder approval will not be required for any non-material increase in the number of shares under the Post-Offering 2022 LTIP or for any amendment that “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the Post-Offering 2022 LTIP after the tenth anniversary of the offering date.
Post-Offering Employee Stock Purchase Plan
We expect that a new employee stock purchase plan under Code Section 423 will be adopted by the Company in connection with this offering.
Stock Ownership Guidelines
The Committee has approved stock ownership guidelines which will become applicable to all executive officers as of the consummation of this offering. These guidelines are designed to encourage our executives to have a meaningful equity ownership in the Company, and thereby link their interests with those of its stockholders. Pursuant to the guidelines, each executive officer is required to maintain beneficial ownership of a number of shares of Class A common stock during his or her tenure with the Company with a minimum value as shown in the following table:

Title	Minimum Ownership Guideline
President and Chief Executive Officer	6 times base salary
Executive Vice President and Chief Financial Officer	3 times base salary
Executive Vice President and President, Testing, Inspection and Certification	3 times base salary
Each other executive officer	2 times base salary
The “value” of an executive officer’s beneficial ownership will be calculated by multiplying (i) the aggregate of the number of shares of Class A common stock beneficially owned by the executive officer by (ii) the average of the month-end closing prices per share of Class A common stock for the 12-month period ending on the last trading day

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
of each year. For purposes of the guidelines, shares of Class A common stock that count towards satisfaction of an executive officer’s minimum ownership guideline include:
•Issued and outstanding shares that are not subject to transfer or other restrictions (regardless of whether held directly by the executive officer or his or her immediate family members residing in the same household, held in a grantor trust for the benefit of the executive officer or his or her immediate family members residing in the same household, owned by a partnership, limited liability company or other entity to the extent of the executive officer’s interest therein (or the interest therein of his or her immediate family members residing in the same household), but only if the individual has or shares powers to vote or dispose of the shares);
•Shares of restricted Class A common stock and shares of Class A common stock subject to outstanding RSU awards, in each case that vest solely based on the passage of time; and
•Deferred stock units or similar deferred stock awards.
None of outstanding and unexercised stock options or warrants (whether vested or unvested and whether exercisable or unexercisable), outstanding performance-based vesting restricted stock and RSU awards or other performance-based incentive awards with respect to the extent applicable performance goals have not been achieved, nor any other form of derivative securities count toward an executive officer’s minimum ownership guideline.
Until an executive officer meets the applicable minimum ownership guideline, he or she will be required to retain (and not dispose of or otherwise transfer) at least 50% of all shares received from the vesting, delivery and/or exercise of equity awards granted under our equity incentive plans after payment of the exercise price or purchase price of an award, applicable tax withholding and applicable transaction costs.
Other Benefits and Perquisites
We provide the following benefits to our NEOs on the same basis as other U.S., or as the case may be, international employees:
•Group medical, dental and vision benefits;
•Life insurance and accidental death and dismemberment insurance;
•Short-term and long-term disability insurance;
•Company-sponsored defined contribution plan with matching contributions or non-elective Company contributions; and
•Vacation, paid holidays, and personal leave days.
We also offer a non-qualified deferred compensation plan pursuant to which eligible U.S. management and highly compensated employees are credited with make-whole employer contributions to the extent that their employer contributions under the Company’s qualified defined contribution plan are capped by annual IRS limits. Among the NEOs, Ms. Scanlon and Messrs. Robinson and Zhou participate in the non-qualified deferred compensation plan.
In addition, we provide limited perquisites to NEOs, including an annual executive physical and, for our U.S.-based NEOs, an annual cash allowance of $18,000, which may be used for such services as personal financial and estate planning or tax preparation. These perquisites are designed to support a market-based total compensation package, which serves our talent attraction and retention objectives. For our executive officers on international assignment, we provide certain expatriate assignment, relocation assistance, automobile reimbursement and other benefits that are customary for executives on an international assignment.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
We do not gross up any benefits or perquisites for taxes; executive officers bear that cost, except in the case of expatriates or instances in which an executive officer incurs incremental additional tax liability as a result of an international assignment.
Compensation Recovery Policy (Claw-Back)
Awards granted pursuant to the AEIP and LTIP are subject to our “claw-back” policy for all current and former executive officers under which the repayment of any bonus, equity or equity-based award or incentive compensation granted may be required under certain circumstances (a “covered event”). Covered events include: a material restatement of the financial statements of us or an affiliate; incentive compensation paid based on materially inaccurate financial statements or performance metrics; failure by the executive to properly identify and assess or sufficiently raise concerns about risk that results in a material adverse impact on us or an affiliate, the business systems thereof or our broader financial system; an action or omission that constitutes a material violation of the risk policies of us or an affiliate; an action or omission that results in material financial or reputational harm to us; or fraud. Under the claw-back policy, upon the occurrence of a covered event, the Committee may require the forfeiture or repayment of any bonus, equity or equity-based award or other incentive compensation (e.g., under the AEIP, LTIP or Post-Offering 2022 LTIP), including gains from the exercise of CSARs or SARs awarded or paid during the 3-year period preceding the date on which the covered event is identified or the date of the requirement to prepare a restatement of our or the applicable affiliate’s financial statement or such longer period of time as required by any applicable statute or government regulation.
Post-Employment Provisions
Our executive officers, including the NEOs, are participants in an executive severance plan that provides severance benefits in the event of an involuntary termination by us without cause or, if within 24 months after a change in control of the Company, a resignation for good reason. Severance benefits include cash payment(s) equal to a multiple of the executive officer’s base salary and target AEIP bonus, subsidized continuation coverage under the applicable Company group health and welfare plan(s), outplacement services and, in certain instances, a pro-rata AEIP bonus for the year of termination. Certain NEOs have additional post-termination rights under an employment agreement or offer letter. In addition, in January 2022, Mr. Jesudas informed the Company of his intent to retire from employment in June 2022. The Company entered into a post-termination consulting arrangement with Mr. Jesudas, which will commence upon his retirement.
For more information on post-employment provisions and a quantification of the benefits payable under various termination scenarios, see the “Severance and Change in Control Arrangements” subsection that follows.
Tax and Accounting Considerations
Tax Considerations
We consider the tax (individual and corporate) consequences of our executive compensation plans when designing the plans. Code Section 162(m) limits deduction of compensation paid to the NEOs to $1,000,000 per year. The exception that was previously provided in Code Section 162(m) for performance-based compensation was repealed by the Tax Cuts and Jobs Act of 2017 and, as a result, compensation paid to any of our NEOs (including deferred compensation paid after they are no longer NEOs) will not be tax deductible to the extent it exceeds $1,000,000 per year, including AEIP payments and amounts paid in settlement of CSARs and Performance Cash award grants under the LTIP. The Committee believes that the success of the Company’s business depends in large part on the Company’s ability to recruit and retain talented executives, despite the fact that a portion of the compensation paid to them may be non-deductible, and does not intend to attempt to limit compensation payments to the amount that will be deductible under Code Section 162(m).
In addition, under Code Section 280G, amounts paid or provided to NEOs in connection with a change in control of the Company may be non-deductible, and subject to a 20% excise tax payable by the NEO under Code Section 4999, if the total amount of such payments exceeds three times the NEO’s base amount (generally the average annual compensation for the five year period preceding the year that includes the change in control event) and thus constitute “parachute payments” for purposes of Code Section 280G. The Executive Severance Plan

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
provides that if payments under the plan constitute parachute payments, the amount of such payments will be reduced to the maximum amount that can be paid without having any portion treated as a parachute payment, but only if the net after-tax amount of payments, after such reduction, would exceed the net after-tax amount of payments without such reduction, taking into account the excise tax under Code Section 4999. The Executive Severance Plan does not provide, and we do not otherwise provide, for a “gross up” of payments subject to Code Section 4999.
Accounting Considerations.
We also consider the stock-based compensation expense associated with equity awards to executives as part of the expense associated with our overall equity compensation program. We will monitor this expense as we develop our plans and strive to maintain a program that balances the goals of our equity program with the associated expense of the program.
EXECUTIVE COMPENSATION TABLES
The following table sets forth information concerning compensation earned by our named executive officers for 2021:
2021 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards(3) ($)	Non-Equity Incentive Plan Compensation(4) ($)	All Other Compensation (5) ($)	Total ($)
Jennifer F. Scanlon	2021	975,000	—	1,201,422	2,187,000	59,004	4,422,426
President and Chief Executive Officer
Ryan D. Robinson	2021	590,000	125,000(6)	345,845	1,084,412	64,814	2,210,071
Executive Vice President and Chief Financial Officer
Weifang Zhou	2021	575,000	—	322,430	1,049,571	74,727	2,021,728
Executive Vice President and President, Testing, Inspection and Certification
Gitte Schjotz	2021	540,169	—	215,449	843,792	243,306	1,842,716
Executive Vice President, Chief Technical and Operations Officer(1)
Sajeev Jesudas	2021	529,414	—	207,870	767,402	346,355	1,851,041
Executive Vice President, Chief Commercial Officer(2)
__________________
(1)Ms. Schjotz’s base salary, which included an annual leave payment, was paid in Singapore dollars from January 1, 2021 through August 31, 2021 and has been converted to U.S. dollars using the average exchange rate during that period, or 0.7477. Ms. Schjotz’s base salary was paid in Danish krone from September 1, 2021 through December 31, 2021 and has been converted to U.S. dollars using the average exchange rate during that period, or 0.1551. The amount reported for Ms. Schjotz also includes payment of $28,079 for accrued vacation earned in accordance with Singapore law in advance of her repatriation to Denmark.
(2)Mr. Jesudas’ base salary was paid in Singapore dollars and has been converted to U.S. dollars using the average exchange rate during 2021, or 0.7445.
(3)Amounts in this column reflect the aggregate grant date fair value under FASB ASC Topic 718 of CSARs granted to the NEOs in 2021. As described in the CD&A, in 2021, the NEOs were each issued (i) an annual CSAR award for the 2020 fiscal year, with a grant date of January 1, 2021 and (ii) an annual CSAR award for the 2021 fiscal year, with a grant date of March 1, 2021. In addition each of Messrs. Robinson, Zhou and Jesudas were issued a replacement award of fully vested CSARs, with a grant date of April 1, 2021 and otherwise

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
issued on the same terms as the 2018 CSAR award that was automatically exercised and settled in April 2021. For a discussion of the assumptions used to calculate the value of CSAR awards, see Note 18 to our audited consolidated financial statements in this prospectus.
(4)Amounts in this column include (i) payouts under the 2021 AEIP, and (ii) amounts earned pursuant to 2019 Performance Cash awards, based on average achievement over the 2019-2021 performance periods, as determined by the Committee on February 22, 2022. Ms. Scanlon’s 2019 Performance Cash award will vest on October 1, 2022, subject to continued employment (or her termination due to death or disability).The 2019 Performance Cash awards for Messrs. Robinson, Zhou and Jesudas and Ms. Schjotz vest on April 1, 2022, subject to continued employment (or an NEO’s retirement, early retirement or termination due to death or disability, as applicable).

Name	2021 AEIP Payout ($)	2019 Performance Cash Awards Earned ($)
Jennifer F. Scanlon	1,374,750	812,250
Ryan D. Robinson	540,204	544,208
Weifang Zhou	570,343	479,228
Gitte Schjotz	397,054	446,738
Sajeev Jesudas	422,196	345,206
(5)The following table presents an itemized account of the amounts shown in the All Other Compensation column for each NEO in 2021:

Name	Company Contributions to Retirement Plans(a) ($)	International Assignment and Expatriate Benefits(b) ($)	Tax Preparation and Tax Gross Up(c) ($)	Other Perquisites(d) ($)	Total ($)
Jennifer F. Scanlon	39,638	—	—	19,366	59,004
Ryan D. Robinson	46,814	—	—	18,000	64,814
Weifang Zhou	51,262	—	5,465	18,000	74,727
Gitte Schjotz	51,209	192,097	—	—	243,306
Sajeev Jesudas	—	43,955	302,400	—	346,355
_________________
(a)This amount represents aggregate Company contributions to the UL Financial Security Plan (the “Financial Security Plan”) and the UL Non-Qualified Deferred Compensation Plan (the “Deferred Compensation Plan”) on behalf of Ms. Scanlon and Messrs. Robinson and Zhou. On behalf of Ms. Schjotz, the Company made contributions to the mandatory pension scheme in Denmark. These contributions were made in Singapore dollars from January 1, 2021 through August 31, 2021 and have been converted to U.S. dollars using the average exchange rate during that period, or 0.7477, and were made in Danish krone from September 1, 2021 through December 31, 2021 and have been converted to U.S. dollars using the average exchange rate during that period, or 0.1551.
(b)For Ms. Schjotz, this amount includes (i) the Company-paid cost of permanent housing in Singapore of $98,397, converted to U.S. dollars using the average exchange rate during the period from January 1, 2021 through August 31, 2021; (ii) the Company-paid cost of temporary housing immediately prior to, and upon, her repatriation to Denmark, consistent with the Company’s global mobility policy; (iii) the Company-paid cost of utilities, storage and club membership dues while in Singapore; (iv) Company-paid premiums for the life, health and accident insurance programs covering Ms. Schjotz and her dependents from January 1, 2021 through August 31, 2021 in the amount of $16,287, also converted to U.S. dollars using the average exchange rate during such period, in accordance with typical practices for executives on secondment in Singapore; (v) automobile allowances or leases in Singapore and Denmark; and (vi) Company reimbursements to Ms. Schjotz for the cost of airfare for her dependents and a relocation allowance, each of which was incurred in connection with her repatriation to Denmark, consistent with the Company’s global mobility policy. Amounts reported in this column for Ms. Schjotz with respect to her period on assignment in Singapore that were paid ratably during that period are converted from Singapore dollars to U.S. dollars using the average exchange rate for the period from January 1, 2021 through August 31, 2021, or 0.7477, and amounts representing one-time or irregular payments were converted using the exchange rate for each applicable date of payment. For Mr. Jesudas, this amount represents an automobile allowance paid by the Company, converted from Singapore dollars to U.S. dollars using the average exchange rate during the 2021 fiscal year, or 0.7445.
(c)For Mr. Zhou, this amount represents Company-paid fees for tax preparation. For Mr. Jesudas, this amount represents Company-paid fees of $7,400 for tax preparation and $295,000 for the payment of certain U.S. tax liability and tax gross-up payments, consistent with the Company’s global mobility policy.
(d)This amount represents the annual executive allowance of $18,000 and, in the case of Ms. Scanlon, certain limited Company-provided travel expenses for her spouse.
(6)The Committee approved, and the Company paid, a special bonus to Mr. Robinson in recognition of his contributions towards the Reorganization and this offering.
Employment Agreements and Offer Letters
As described in the CD&A, we previously entered into an employment agreement or offer letter with each NEO that established their initial base salaries and, in certain cases, initial annual bonus targets and LTIP opportunities. The Committee annually reevaluates each of these elements of compensation. The NEOs’ base salaries have been increased pursuant to Committee decisions since the initial employment agreements and offer letters were entered into. Consistent with the employment agreements and offer letters, target incentive awards are established annually by the Committee pursuant to its philosophy and objectives for our executive compensation program, as described in

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
the CD&A. Ms. Scanlon’s employment agreement and Mr. Jesudas’ offer letter each provide severance protection in addition to their rights under the Executive Severance Plan. These additional severance rights are described in the “Post-Employment Provisions” section of the CD&A and quantified in the “Severance and Change in Control Arrangements” subsection below.
Grants of Plan-Based Awards
The table below provides additional information about plan-based compensation disclosed in the CD&A and the Summary Compensation Table.
•The Committee approved short-term cash award incentives to our NEOs under the 2021 AEIP.
•The Committee approved long-term incentive awards with a grant date of January 1, 2021, consisting of Performance Cash awards for the 2020-2022 performance periods and 2020 annual CSAR awards, both of which normally would have been granted during fiscal year 2020 but were delayed due to the impact of COVID-19 on our normal business operations.
•The Committee approved long-term incentive awards with a grant date of March 1, 2021, consisting of Performance Cash awards for the 2021-2023 performance periods and 2021 annual CSAR awards.
•In addition, the Committee approved special replacement CSAR awards to individuals who previously received the April 2018 CSARs and are U.S. taxpayers, including Messrs. Robinson, Zhou and Jesudas. To facilitate compliance with Code Section 409A, the April 2018 CSARs were amended to provide for automatic exercise thereof as of their April 1, 2021 vesting date. To compensate the holders of the April 2018 CSARs for the lost opportunity for greater appreciation in the value of the April 2018 CSARs in subsequent exercise windows, the Committee issued fully vested replacement CSAR awards to those individuals. The replacement CSARs were issued with a base price equal to the fair market value of a share of Company common stock as of the grant date, and expire on April 1, 2023—the original expiration date of the April 2018 CSARs.
The Committee established both target and maximum award levels for the 2021 AEIP award and for each performance period comprising the Performance Cash awards. Upon completion of the respective performance period, the Committee will approve award amounts based on the level of achievement of the applicable performance objectives.
Generally, an NEO must be employed on the payment date to receive an AEIP payout, subject to certain exceptions in the case of death, disability or retirement (i.e., for U.S. employees, termination other than for “cause” on or after attaining age 55 and completing 15 years of service, and based on applicable statutes for non-U.S. NEOs). 2020 Performance Cash awards and CSARs generally vest in a 27-month cliff, and 2021 Performance Cash awards and CSARs generally vest in a 36-month cliff, subject to continued employment. However, vesting will continue after an NEO’s termination due to (i) retirement (i.e., voluntary termination on or after attaining age 62 and completing ten years of service (or such earlier age as required by local law for non-U.S. NEOs)) after the six-month anniversary of the grant date, (ii) death or (iii) disability. Alternatively, an NEO who does not qualify for retirement treatment will be eligible for pro rata vesting of his or her Performance Cash awards and CSARs if the NEO terminates voluntarily before the cliff vesting date, has completed at least five years of service, and his or her age plus years of service total at least 70.
AEIP awards, Performance Cash awards and CSARs are all settled in cash pursuant to the applicable plan documents.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

Name	Grant Date	Date of Committee Approval of Award	Award Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards(2) ($/Sh)	Grant Date Fair Value of Option Awards(3)($)
				Threshold ($)	Target ($)	Maximum ($)
Jennifer F. Scanlon			AEIP	487,500	975,000	1,950,000
			2020 PCA	1,237,500	2,475,000	4,950,000
			2021 PCA	1,368,750	2,737,500	5,475,000
	1/1/2021	2/23/2021	2020 CSARs(4)	0			65,606	50.30	536,001
	3/1/2021	2/23/2021	2021 CSARs(5)				72,565	50.30	665,421
Ryan D. Robinson			AEIP	154,875	413,000	826,000
			2020 PCA	300,000	600,000	1,200,000
			2021 PCA	307,500	615,000	1,230,000
	1/1/2021	2/23/2021	2020 CSARs(4)				15,905	50.30	129,944
	3/1/2021	2/23/2021	2021 CSARs(5)				16,302	50.30	149,489
	4/1/2021	12/14/2020	Replacement CSARs(6)				14,693	50.30	66,412
Weifang Zhou			AEIP	201,250	402,500	805,000
			2020 PCA	253,125	506,250	1,012,500
			2021 PCA	318,750	637,500	1,275,000
	1/1/2021	2/23/2021	2020 CSARs(4)				13,419	50.30	109,633
	3/1/2021	2/23/2021	2021 CSARs(5)				16,899	50.30	154,964
	4/1/2021	12/14/2020	Replacement CSARs(6)				12,795	50.30	57,833
Gitte Schjotz			AEIP	113,834	303,558	607,116
			2020 PCA	234,375	468,750	937,500
			2021 PCA	234,375	468,750	937,500
	1/1/2021	2/23/2021	2020 CSARs(4)				12,425	50.30	101,512
	3/1/2021	2/23/2021	2021 CSARs(5)				12,425	50.30	113,937
Sajeev Jesudas			AEIP	121,043	322,780	645,560
			2020 PCA	178,125	356,250	712,500
			2021 PCA	178,125	356,250	712,500
	1/1/2021	2/23/2021	2020 CSARs(4)				9,443	50.30	77,149
	3/1/2021	2/23/2021	2021 CSARs(5)				9,443	50.30	86,592
	4/1/2021	12/14/2020	Replacement CSARs(6)				9,763	50.30	44,129
_________________
(1)These columns show the threshold, target and maximum payouts for three distinct awards granted in 2021 — 2021 AEIP awards and 2020 and 2021 annual Performance Cash awards (identified as either a “2020 PCA” or a “2021 PCA” in the Award Type column, depending on the Company’s fiscal year to which they relate).
•Each NEO’s opportunity under AEIP is a range of 0% to 200% of target. The “Target” column for AEIP reflects amounts that would be paid under the AEIP if the company performance factor and key result metrics or business performance factor, as applicable, for 2021 were each achieved at 100%. The “Threshold” column reflects the portion of each NEO’s AEIP award that would be paid if the company performance factor was achieved at the minimum level (below which, no portion of the awards attributable to that factor would be payable). In the case of Mr. Zhou, the “Threshold” column also reflects the portion of his AEIP award that would be paid if the business performance factor was achieved at the minimum level (below which, no portion of the award attributable to that factor would be payable). In the case of Messrs. Robinson and Jesudas and Ms. Schjotz, the “Threshold” column assumes that key result metrics would not be achieved. The “Maximum” column reflects amounts that would be paid under the AEIP if the company performance factor and key result metrics or business performance factor, as applicable, were each achieved at the maximum level, capped at 200% of Target. See the Non-Equity Incentive Plan Compensation column in the 2021 Summary Compensation Table for the NEOs’ actual payout amounts under the 2021 AEIP.
•Performance Cash awards were granted in January 2021 for the 2020-2022 performance periods and in March 2021 for the 2021-2023 performance periods. The award opportunity for each of the 2020 and 2021 annual Performance Cash awards is a range of 0% to 200% of target.
(2)The base price shown in this column was established as of the applicable grant dates, based on the fair market value of one share of Company common stock as of such date, as determined by the Committee through the adoption of an independent valuation of the Company. In February 2022, the Committee, acting within its authority and discretion under the terms of the LTIP, approved a downward adjustment of $18.00 to the base prices of all unexercised CSARs on such date to reflect the per share reductions in fair market value resulting from the Company’s special restructuring dividend of $2.00 per share issued on December 1, 2021 and special recapitalization dividend of $16.00 per share issued on January 6, 2022. The Committee’s rationale for this adjustment was based, in part, on (i) market practice among public companies that issue special dividends, (ii) the Committee’s recognition that special dividends are outside of management control and not reflective of operating performance, and (iii) conversely, the original intent of CSARs as a reward for value creation.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
(3)Grant date fair market value of each CSAR grant is equal to the aggregate compensation cost to be recognized over the vesting period of the CSAR, determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures.  For a discussion of the assumptions used to calculate the compensation cost, see Note 18 to our audited consolidated financial statements in this prospectus.
(4)2020 annual CSAR awards will vest in a cliff on April 1, 2023, generally subject to continued employment, and have an expiration date of April 1, 2025.
(5)2021 annual CSAR awards will vest in a cliff on March 1, 2024, generally subject to continued employment, and have an expiration date of March 1, 2026.
(6)These CSARs were granted upon the vesting and automatic exercise of awards granted in April 2018. The number of CSARs granted and the expiration date thereof were maintained from the April 2018 CSARs that were automatically exercised.
Outstanding Equity Awards at Fiscal Year-End 2021
The table below shows each NEO’s CSARs that are unexercised and outstanding as of December 31, 2021.

	Grant Date(1)	Number of Securities Underlying Unexercised Options(2)		Option Exercise Price(3) ($)	Option Expiration Date
Name		Exercisable (#)	Unexercisable (#)
Jennifer F. Scanlon	10/1/2019	—	21,487	46.54	10/1/2024
	1/1/2021	—	65,606	50.30	4/1/2025
	3/1/2021	—	72,565	50.30	3/1/2026
Ryan D. Robinson	10/1/2017	45,219	—	38.86	10/1/2024
	4/1/2019	—	14,493	46.23	4/1/2024
	1/1/2021	—	15,905	50.30	4/1/2025
	3/1/2021		16,302	50.30	3/1/2026
	4/1/2021	14,693	—	50.30	4/1/2023
Weifang Zhou	4/1/2015	57,500	—	30.15	4/1/2022
	4/1/2016	55,939	—	34.12	4/1/2023
	4/1/2017	38,764	—	37.43	4/1/2024
	4/1/2019	—	12,762	46.23	4/1/2024
	1/1/2021	—	13,419	50.30	4/1/2025
	3/1/2021	—	16,899	50.30	3/1/2026
	4/1/2021	12,795	—	50.30	4/1/2023
Gitte Schjotz	10/1/2017	12,541	—	38.86	10/1/2024
	4/1/2018	10,346	—	42.30	4/1/2023
	10/1/2018	1,075	—	43.89	10/1/2023
	4/1/2019	—	11,897	46.23	4/1/2024
	5/4/2020	22,972	—	47.04	4/1/2023
	5/4/2020	20,446	—	47.04	4/1/2024
	1/1/2021	—	12,425	50.30	4/1/2025
	3/1/2021	—	12,425	50.30	3/1/2026
Sajeev Jesudas	4/1/2016	60,326	—	34.12	4/1/2023
	4/1/2017	42,368	—	37.43	4/1/2024
	4/1/2019	—	9,193	46.23	4/1/2024
	1/1/2021	—	9,443	50.30	4/1/2025
	3/1/2021	—	9,443	50.30	3/1/2026
	4/1/2021	9,763		50.30	4/1/2023
__________________
(1)This column represents CSARs granted in 2015 through 2021 that were outstanding as of December 31, 2021.
(2)All unexercisable CSARs become fully vested and exercisable on the third anniversary of the grant date, except for the CSARs with a January 1, 2021 grant date, which become exercisable on the first day of the 27th month after the grant date. CSARs remain exercisable through the applicable expiration date. CSAR exercises are subject to an Settlement Limit equal to 10% of the Company’s free cash flow as

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
shown on its financial statements for the preceding year. If the amount of awards that would otherwise be settled in a given year would otherwise exceed the Settlement Limit, a hierarchy applies, as described further in the CD&A.
(3)Amounts reported in this column represent the base price of each outstanding CSAR award as of December 31, 2021. After fiscal year-end, the Committee, acting within its authority and discretion under the terms of the LTIP, approved a downward adjustment of $18.00 to each base price to reflect the per share reduction in fair market value resulting from the Company’s special restructuring dividend issued on December 1, 2021 and special recapitalization dividend issued on January 6, 2022. See footnote 2 to the Grants of Plan Based Awards table for additional information.
CSAR Exercises in 2021
The following table shows information regarding the number of CSAR awards exercised and the value of CSAR awards exercised during 2021.

Name	Option Awards
	Number of Shares Acquired on Exercise(1) (#)	Value Realized on Exercise(2) ($)
Jennifer F. Scanlon	—	—
Ryan D. Robinson	14,693	117,544
Weifang Zhou	12,795	102,360
Gitte Schjotz	49,857	162,534
Sajeev Jesudas	9,763	78,104
_________________
(1)This column represents the number of CSARs exercised. As described in Grants of Plan Based Awards above, although each CSAR has a value equivalent to one share of Company common stock, CSARs were settled in cash, rather than shares of stock.
(2)This column represents (i) the pre-tax difference between the fair market value of one share of Company common stock on the exercise date and the base price of one CSAR, multiplied by (ii) number of the CSARs exercised by the respective NEO.
2021 Nonqualified Deferred Compensation
Our U.S.-based NEOs participate in the Deferred Compensation Plan, a non-qualified defined contribution plan. NEOs working in non-U.S. locations do not have a deferred compensation opportunity apart from statutorily required retirement benefits.
The Deferred Compensation Plan is designed to make participants whole for elective deferrals, employer matching contributions and employer nonelective contributions that are subject to certain statutory limits under the Financial Security Plan, the Company’s tax qualified defined contribution plan. Specifically, each year, eligible NEOs receive credits under the Deferred Compensation Plan equal to the portion of their elective deferrals under the Financial Security Plan (generally, up to 100% of base salary and AEIP bonus) that exceeds the annual contribution limit under Code Section 415. Those NEOs also receive credits under the Deferred Compensation Plan equal to the matching contributions (100% of the first 3% of base salary deferred, plus 50% of the next 4% of base salary deferred) and nonelective contributions (an additional 4% of base salary) that would have been due under the Financial Security Plan but for the annual Code Section 415 limit and the annual limit on eligible compensation under Code Section 401(a)(17).
Amounts credited to Deferred Compensation Plan accounts are always 100% vested and are payable in a single lump sum as soon as administratively feasible after the earliest of (i) an NEO’s termination of employment, (ii) January 1 of the year in which the NEO attains age 70½, or (iii) the NEO’s death.

Name	Executive Contributions in Last Fiscal Year (1) ($)	Registrant Contributions in Last Fiscal Year (2) ($)	Aggregate Earnings in Last Fiscal Year(3) ($)	Aggregate Withdrawals and Distributions ($)	Aggregate Balance at Fiscal Year End ($)
Jennifer F. Scanlon	—	818	72	—	890
Ryan D. Robinson	—	8,864	4,881	—	51,274
Weifang Zhou	—	13,312	4,619	—	49,494

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
__________________
(1)The amount of contributions made by each NEO, as reported above, is also included in the Base Salary column of the 2021 Summary Compensation Table.
(2)This represents the aggregate matching and Company nonelective contributions made by us to each NEO under the Deferred Compensation Plan. These amounts are also reflected in the All Other Compensation column of the 2021 Summary Compensation Table.
(3)The aggregate earnings (and losses) are not reported in the 2021 Summary Compensation Table as they do not represent above market preferential earnings.
Severance and Change in Control Arrangements
Executive Severance Plan
On February 25, 2020, the Committee adopted the UL Inc. Executive Regular and Change in Control Severance Plan (the “Executive Severance Plan”) for the key members of our leadership team, including all of the NEOs. Each of the NEOs has executed an Acceptance Agreement adopting the Executive Severance Plan. Severance benefits for Messrs. Robinson and Zhou and Ms. Schjotz are available exclusively pursuant to the Executive Severance Plan.
The Executive Severance Plan provides two schedules of benefits—one for participants whose employment is terminated involuntarily without Cause (as defined in the Executive Severance Plan), outside of a Protection Period, and one for participants whose employment is terminated either involuntarily without Cause, or by resignation for Good Reason, during a Protection Period. For purposes of the Executive Severance Plan, a “Protection Period” is the 24 month period beginning on the date of a Change in Control (as defined therein).
Participants in the Executive Severance Plan are assigned to either “Tier 1” or “Tier 2.” At present, Ms. Scanlon is the only Tier 1 participant; all of the other NEOs are Tier 2. If terminated involuntarily without Cause outside of a Protection Period, a participant receives:
•In the case of a Tier 1 participant, 1.75 times the sum of the participant’s base salary and target AEIP bonus for the year in which termination occurs, paid in installments over a 21-month “Severance Period.”
•In the case of a Tier 2 participant, the sum of the participant’s base salary and target AEIP bonus for the year in which termination occurs, paid in installments over a 12-month Severance Period.
•If employed for at least six months of the applicable performance year, a pro-rata share of the participant’s AEIP bonus for such year, based on the extent to which performance goals are met and paid at the same time as payments are made to active employees.
•Continued health and welfare plan coverage at active employee rates for the lesser of (i) the Severance Period, or (ii) the participant’s COBRA continuation period, or if earlier, until the participant becomes covered by a new employer’s health plan.
•Senior level outplacement services for the Severance Period.
If terminated either involuntarily without Cause, or by resignation for Good Reason, during a Protection Period, a participant receives:
•In the case of a Tier 1 participant, two times the sum of the participant’s base salary and target AEIP bonus for the year in which termination occurs, paid in a lump sum.
•In the case of a Tier 2 participant, 1.25 times the sum of the participant’s base salary and target AEIP bonus for the year in which termination occurs s, paid in a lump sum.
•A pro-rata share of the participant’s AEIP bonus for the performance year in which the termination occurs, based on the extent to which performance goals are met and paid at the same time as payments are made to active employees.
•Continued health and welfare plan coverage at active employee rates for the lesser of (i) the CIC Severance Period (i.e., 24 months for Tier 1 participants and 21 months for Tier 2 participants) or (ii) the participant’s

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
COBRA continuation period, or if earlier, until the participant becomes covered by a new employer’s health plan.
•Senior level outplacement services for the CIC Severance Period.
In order to receive benefits, participants must waive certain claims against the Company. Participants are also subject to non-compete, non-solicitation and other restrictive covenants. The Executive Severance Plan is subject to amendment or termination by the Committee, subject to restrictions and circumstances in which participant approval is required.
The Executive Severance Plan does not provide any special treatment for outstanding LTIP awards. The form of Performance Cash award for the 2020-2022 and 2021-2023 performance cycles under the LTIP provides that a participant generally must remain employed until the end of the vesting period in order to receive any payment, with exceptions for termination by reason of death, disability, or retirement. CSAR awards relating to the 2020 and 2021 fiscal years are forfeited if the participant terminates prior to the end of the applicable vesting period (i.e., 27 months or 36 months, depending on the award), with exceptions for termination by reason of death, disability, or retirement. The LTIP does not provide enhanced rights for participants in the event of a change in control, but it provides the Committee with discretion to substitute or cash out outstanding LTIP awards upon the occurrence of a “corporate transaction event,” which includes a change in control or initial public offering.
Ms. Scanlon’s Employment Agreement
Ms. Scanlon is party to an employment agreement dated August 21, 2019, which provides for her to receive severance benefits upon her termination without Cause or for Good Reason (each, as defined therein). At the time that the agreement was entered into, the Executive Severance Plan was under consideration but had not yet been adopted, and Ms. Scanlon’s agreement provides that if the Executive Severance Plan is in effect at the time of termination, then her severance would be determined under the Executive Severance Plan to the extent the terms of the Executive Severance Plan is not less favorable than her employment agreement. Ms. Scanlon’s employment agreement currently provides enhanced severance protection in the following material respects:
•Severance pay would be paid in a lump sum, rather than installments, regardless of whether the termination occurs during or outside of a Protection Period;
•Under the employment agreement, Ms. Scanlon would be entitled to severance pay if she resigns for Good Reason, even outside of a Protection Period; and
•She is entitled to receive any AEIP payout earned in the year prior to termination but not yet paid.
Mr. Jesudas’ Retirement
In January 2022, Mr. Jesudas informed the Company of his intent to retire from employment in June 2022. Although Mr. Jesudas had severance protection in the event of certain termination conditions under an offer letter agreement dated September 27, 2007 and/or the Executive Severance Plan (depending on the circumstances of termination), neither arrangement will be triggered by his retirement. However, in light of Mr. Jesudas’s integral role in several ongoing Company initiatives and relationships with global and strategic customer accounts, in January 2022, the Company entered into a post-termination consulting agreement with Mr. Jesudas, commencing upon his retirement, pursuant to which he will continue to advise on these initiatives and customer relationships. His anticipated payments under the consulting arrangement are quantified in the tables that follow. Additionally, as described in the tables, he is entitled to continued vesting of his unvested CSARs and Performance Cash awards pursuant to the terms of the original award agreements. The vested CSARs will be exercisable, and vested the Performance Cash awards will be payable, on the same terms as for active employees of the Company.
Benefits Due Upon Termination Other Than Within Two Years After a Change in Control
The table below estimates the benefits potentially payable to each NEO as a result of his or her termination of employment on December 31, 2021, other than within 24 months after a change in control of the Company.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

	Severance Pay(1) ($)	2021 AEIP Payments(2) ($)	Performance Cash Awards(3) ($)	Option Awards(4) ($)	All Other Compensation(5) ($)	Total Post-Termination Payment & Benefit Value ($)
Jennifer F. Scanlon
Company Initiated Termination Without Cause	3,412,500(6)	1,374,750	812,250(11)	863,563(12)	74,361	6,537,424
Executive Initiated Termination for Good Reason	3,412,500(7)	1,374,750	812,250(11)	863,563(12)	74,361	6,537,424
Executive Initiated Termination Other Than for Good Reason	—	—	—	—	—
Death	—	—	6,024,750(9)	5,897,132(10)	—	11,921,882
Disability	—	—	6,024,750(9)	5,897,132(10)	—	11,921,882
Ryan D. Robinson
Company Initiated Termination Without Cause	1,003,000(8)	540,204	—	—	55,349	1,598,553
Executive Initiated Termination for Good Reason	—	—	—	—	—
Executive Initiated Termination Other Than for Good Reason	—	—	—	—	—
Death	—	—	1,759,208(9)	1,760,268(10)	—	3,519,476
Disability	—	—	1,759,208(9)	1,760,268(10)	—	3,519,476
Weifang Zhou
Company Initiated Termination Without Cause	977,500(8)	570,343	—	—	55,349	1,603,192
Executive Initiated Termination for Good Reason	—	—	—	—	—
Executive Initiated Termination Other Than for Good Reason	—	—	—	—	—
Death	—	—	1,622,978(9)	1,621,346(10)	—	3,244,324
Disability	—	—	1,622,978(9)	1,621,346(10)	—	3,244,324
Gitte Schjotz
Company Initiated Termination Without Cause	813,558(8)	397,054	—	—	55,349	1,265,961
Executive Initiated Termination for Good Reason	—	—	—	—	—
Executive Initiated Termination Other Than for Good Reason	—	—	—	—	—
Death	—	—	1,384,238(9)	1,387,114(10)	—	2,771,352
Disability	—	—	1,384,238(9)	1,387,114(10)	—	2,771,352
Sajeev Jesudas(13)

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

Company Initiated Termination Without Cause	—	—	—	—	—
Executive Initiated Termination for Good Reason	—	—	—	—	—
Executive Initiated Termination Other Than for Good Reason	9,679(14)	—	1,057,706(15)	1,060,333(16)	529,414(17)	2,657,132
Death	—	—	—	—	—
Disability	—	—	—	—	—
__________________
(1)For all NEOs, this represents the amount of cash severance payable pursuant to the Executive Severance Plan in the event of a termination without “cause” (as defined in the Executive Severance Plan). For Ms. Scanlon, this also represents the amount of cash severance payable pursuant to her employment agreement in the event of a resignation for “good reason” (as defined in the employment agreement).
(2)This amount represents a pro-rata share of the actual 2021 AEIP bonus that each NEO would have earned, payable at same time as bonuses are paid to other active employees.
(3)This amount represents the value of unvested Performance Cash awards that vest and become payable under the LTIP.
(4)This amount represents the value of unvested CSARs that vest and become exercisable under the LTIP.
(5)For the NEOs other than Ms. Scanlon, the amount in this column includes the value of 12 months of continued health and welfare plan coverage at active employee rates, provided pursuant to the Executive Severance Plan. In the case of Ms. Scanlon, this amount includes the value of 21 months of continued health and welfare plan coverage at active employee rates, provided pursuant to the Executive Severance Plan. In the case of Ms. Schjotz, this amount represents the maximum subsidy that would be provided with respect to her costs under health and welfare plans, programs and arrangements in Denmark. The amount in this column also includes the value of the senior level executive outplacement services that would be provided to Ms. Scanlon pursuant to the Executive Severance Plan or her employment agreement, as applicable, and to each other NEO pursuant to the Executive Severance Plan.
(6)As a Tier I participant in the Executive Severance Plan, Ms. Scanlon would be entitled to 1.75 times the sum of her 2021 base salary and target AEIP bonus. This amount would be paid in a lump sum pursuant to her employment agreement.
(7)Ms. Scanlon would be entitled to 1.75 times the sum of her 2021 base salary and target AEIP bonus. This amount would be paid in a lump sum pursuant to her employment agreement.
(8)As a Tier II participant in the Executive Severance Plan, each NEO other than Ms. Scanlon would be entitled to 1.00 times the sum of his or her 2021 base salary and target AEIP bonus, paid in installments over a 12-month period.
(9)If termination occurs by reason of “disability” (as defined in the LTIP) or death, in each case, prior to the first day of the 36th month after the award date with respect to the 2019 and 2021 Performance Cash awards or the first day of the 27th month after the award date with respect to the 2020 Performance Cash award, then for purposes of vesting, the NEO shall be treated as remaining employed by until the applicable vesting date and the amount vested and payable to the NEO will be based on the extent to which the applicable performance metrics for the applicable performance periods were achieved.
(10)If termination occurs by reason of “disability” (as defined in the LTIP) or death prior to the first day of the 36th month after the award date with respect to the 2019 and 2021 CSAR awards or the first day of the 27th month after the award date with respect to the 2020 CSAR award, all of the NEO’s unvested CSARs shall vest as of the date of such termination and all of the NEO’s vested CSARs shall be exercised automatically on the exercise date coincident with or next following the date of termination.
(11)This represents Ms. Scanlon’s October 2019 Performance Cash award, which is reported in the Summary Compensation Table as earned as of December 31, 2021 and is scheduled to vest on October 1, 2022, subject to continued employment. This award would automatically vest and be settled upon a termination without “cause” or a resignation for “good reason” pursuant to the terms of her employment agreement.
(12)This represents Ms. Scanlon’s October 2019 CSAR award, which is scheduled to vest on October 1, 2022, subject to continued employment. This award would automatically vest and be exercisable upon a termination without “cause” or a resignation for “good reason” pursuant to the terms of her employment agreement.
(13)As described in the narrative above, Mr. Jesudas is scheduled to retire from employment in June 2022. The amounts shown for Mr. Jesudas in this table reflect the amounts actually due to him upon his retirement.
(14)Upon his retirement in June 2022, Mr. Jesudas is eligible to receive this amount as a goodwill/employment assistance payment, which will be payable to him in a single lump sum. This amount was converted from Singapore dollars to U.S. dollars using the exchange as of December 31, 2021, or 0.7445.
(15)This amount represents the value as of December 31, 2021 of unvested Performance Cash awards that will continue vesting and become payable under the LTIP due to Mr. Jesudas’s termination by reason of “retirement” (as defined in the LTIP) in June 2022.
(16)This amount represents the value as of December 31, 2021 of unvested CSARs that will continue vesting and become exercisable under the LTIP due to Mr. Jesudas’s termination by reason of “retirement” (as defined in the LTIP) in June 2022.
(17)For Mr. Jesudas, this amount represents 12 months of consulting fees payable under the post-termination consulting agreement entered into with the Company upon his retirement. This amount was converted from Singapore dollars to U.S. dollars using the exchange as of December 31, 2021, or 0.7445.
Benefits Due Upon Termination Within Two Years After a Change in Control
The tables below estimates the benefits potentially payable to each NEO as a result of his or her termination of employment on December 31, 2021, within 24 months after a change in control of the Company.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

	Severance Pay(1) ($)	2021 AEIP Payments(2) ($)	Performance Cash Awards(3) ($)	Option Awards(4) ($)	All Other Compensation(5) ($)	Total Post-Termination Payment & Benefit Value ($)
Jennifer F. Scanlon
Company Initiated Termination Without Cause	3,900,000(6)	1,374,750	6,024,750(8)	5,897,132(8)	80,698	17,277,330
Executive Initiated Termination for Good Reason	3,900,000(6)	1,374,750	6,024,750(8)	5,897,132(8)	80,698	17,277,330
Executive Initiated Termination Other Than for Good Reason	—	—	—	—	—	—
Death	—	—	6,024,750(9)	5,897,132(10)	—	11,921,882
Disability	—	—	6,024,750(9)	5,897,132(10)	—	11,921,882
Ryan D. Robinson
Company Initiated Termination Without Cause	1,253,750(7)	540,204	1,759,208(8)	1,760,268(8)	61,686	5,375,116
Executive Initiated Termination for Good Reason	1,253,750(7)	540,204	1,759,208(8)	1,760,268(8)	61,686	5,375,116
Executive Initiated Termination Other Than for Good Reason	—	—	—	—	—	—
Death	—	—	1,759,208(9)	1,760,268(10)	—	3,519,476
Disability	—	—	1,759,208(9)	1,760,268(10)	—	3,519,476
Weifang Zhou
Company Initiated Termination Without Cause	1,221,875(7)	570,343	1,622,978(8)	1,621,346(8)	61,686	5,098,228
Executive Initiated Termination for Good Reason	1,221,875(7)	570,343	1,622,978(8)	1,621,346(8)	61,686	5,098,228
Executive Initiated Termination Other Than for Good Reason	—	—	—	—	—	—
Death	—	—	1,622,978(9)	1,621,346(10)	—	3,244,324
Disability	—	—	1,622,978(9)	1,621,346(10)	—	3,244,324
Gitte Schjotz
Company Initiated Termination Without Cause	1,016,948(7)	397,054	1,384,238(8)	1,387,114(8)	61,686	4,247,040
Executive Initiated Termination for Good Reason	1,016,948(7)	397,054	1,384,238(8)	1,387,114(8)	61,686	4,247,040
Executive Initiated Termination Other Than for Good Reason	—	—	—	—	—	—
Death	—	—	1,384,238(9)	1,387,114(10)	—	2,771,352
Disability	—	—	1,384,238(9)	1,387,114(10)	—	2,771,352
Sajeev Jesudas (11)

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

Company Initiated Termination Without Cause	—	—	—	—	—	—
Executive Initiated Termination for Good Reason	—	—	—	—	—	—
Executive Initiated Termination Other Than for Good Reason	9,679(12)	—	1,057,706(13)	1,060,333(14)	529,414(15)	2,657,132
Death	—	—	—	—	—	—
Disability	—	—	—	—	—	—
__________________
(1)For all NEOs, this represents the amount of cash severance payable pursuant to the Executive Severance Plan in the event of a termination without “cause” or a resignation for “good reason” (each, as defined in the Executive Severance Plan).
(2)This amount represents a pro-rata share of the actual 2021 AEIP bonus that each NEO would have earned, payable at same time as bonuses are paid to other active employees.
(3)This amount represents the value of unvested Performance Cash awards that vest and become payable under the LTIP.
(4)This amount represents the value of unvested CSARs that vest and become exercisable under the LTIP.
(5)For the NEOs other than Ms. Scanlon, the amount in this column includes the value of 15 months of continued health and welfare plan coverage at active employee rates, provided pursuant to the Executive Severance Plan. In the case of Ms. Scanlon, this amount includes the value of 24 months of continued health and welfare plan coverage at active employee rates, provided pursuant to the Executive Severance Plan. In the case of Ms. Schjotz, this amount represents the maximum subsidy that would be provided with respect to her costs under health and welfare plans, programs and arrangements in Denmark. The amount in this column also includes the value of the senior level executive outplacement services that would be provided to each NEO pursuant to the Executive Severance Plan.
(6)As a Tier I participant in the Executive Severance Plan, Ms. Scanlon would be entitled to 2.00 times the sum of her 2021 base salary and target AEIP bonus. This amount would be paid in a lump sum.
(7)As a Tier II participant in the Executive Severance Plan, each NEO other than Ms. Scanlon would be entitled to 1.25 times the sum of his or her 2021 base salary and target AEIP bonus, paid in a lump sum.
(8)Under the LTIP, upon a participant’s termination without “cause” or for “good reason” within two years after the occurrence of a “change in control” (as such terms are defined in the LTIP), all outstanding CSARs (as so substituted, if applicable) shall immediately become vested and exercisable in full and all unvested Performance Cash awards (as so substituted, if applicable) shall become fully vested.
(9)If termination occurs by reason of “disability” (as defined in the LTIP) or death, in each case, prior to the first day of the 36th month after the award date with respect to the 2019 and 2021 Performance Cash awards or the first day of the 27th month after of the award date with respect to the 2020 Performance Cash award, then for purposes of vesting, the NEO shall be treated as remaining employed by until the applicable vesting date and the amount vested and payable to the NEO will be based on the extent to which the applicable performance metrics for the applicable performance periods were achieved.
(10)If termination occurs by reason of “disability” (as defined in the LTIP) or death prior to the first day of the 36th month after the award date with respect to the 2019 and 2021 CSAR awards or the first day of the 27th month after the award date with respect to the 2020 CSAR award, all of the NEO’s unvested CSARs shall vest as of the date of such termination and all of the NEO’s vested CSARs shall be exercised automatically on the exercise date coincident with or next following the date of termination.
(11)As described in the narrative above, Mr. Jesudas is scheduled to retire from employment in June 2022. The amounts shown for Mr. Jesudas in this table reflect the amounts actually due to him upon his retirement.
(12) Upon his retirement in June 2022, Mr. Jesudas is eligible to receive this amount as a goodwill/employment assistance payment, which will be payable to him in a single lump sum. This amount was converted from Singapore dollars to U.S. dollars using the exchange as of December 31, 2021, or 0.7445.
(13)This amount represents the value as of December 31, 2021 of unvested Performance Cash awards that will continue vesting and become payable under the LTIP due to Mr. Jesudas’s termination by reason of “retirement” (as defined in the LTIP) in June 2022.
(14)This amount represents the value as of December 31, 2021 of unvested CSARs that will continue vesting and become exercisable under the LTIP due to Mr. Jesudas’s termination by reason of “retirement” (as defined in the LTIP) in June 2022.
(15)For Mr. Jesudas, this amount represents 12 months of consulting fees payable under the post-termination consulting agreement entered into with the Company upon his retirement. This amount was converted from Singapore dollars to U.S. dollars using the exchange as of December 31, 2021, or 0.7445.
Director Compensation
Historically, including during the 2021 fiscal year, we have provided our non-employee directors with an annual cash retainer. Our Nominating and Corporate Governance Committee, formerly known as the Governance Committee, periodically reviews directors’ compensation and recommends changes as appropriate. Directors’ retainer fees are paid quarterly in arrears. However, if any director joins our board of directors on a date other than the first day of a calendar quarter, a pro-rata portion of his or her quarterly retainer would be paid at the end of the quarter.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
2021 Cash Retainer
The basic cash retainer is equal to $165,000, and a director may also receive, as applicable, the following cash retainer amounts:

Chair of the Board of Directors	$85,000
Audit Committee Chair	$15,000
Compensation Committee Chair	$10,000
Finance Committee Chair	$15,000
Governance Committee Chair	$10,000
Audit Committee Member	$2,500
2021 Non-Employee Director Compensation Table

Name	Fees Earned or Paid in Cash ($)		All Other Compensation ($)	Total ($)
James M. Shannon	252,500	(8)	—	252,500
Frank J. Coyne	175,000	(1)	—	175,000
James P. Dollive	182,500	(2)	—	182,500
Marla C. Gottschalk	175,000	(3)	—	175,000
Friedrich Hecker	165,000		—	165,000
Dominic Ho(9)	182,500	(4)	—	182,500
Charles W. Hooper	97,708	(5)	—	97,708
Kevin J. Kennedy	167,500	(6)	—	167,500
Lisa M. Lambert	96,250	(7)	—	96,250
Michael H. Thaman	110,000	(7)	—	110,000
__________________
(1)Mr. Coyne chaired our governance committee during the 2021 fiscal year.
(2)Mr. Dollive chaired our finance committee and served as a member of our audit committee during the 2021 fiscal year.
(3)Ms. Gottschalk chaired our compensation committee during the 2021 fiscal year.
(4)Mr. Ho chaired our audit committee during the 2021 fiscal year.
(5)Lieutenant General Hooper joined our board of directors in June 2021 and, accordingly, his annual cash retainer was pro-rated for the months of the 2021 fiscal year during which he served as a director. He also received an additional, pro-rated cash retainer of $2,500 for serving on our audit committee.
(6)Mr. Kennedy served on our audit committee during the 2021 fiscal year.
(7)Ms. Lambert and Mr. Thaman joined our board of directors in June and May 2021, respectively. Their annual cash retainers were pro-rated for the months of the 2021 fiscal year during which they served as directors.
(8)Mr. Shannon served as the chair of our board of directors and as a member of our audit committee during the 2021 fiscal year.
(9)Mr. Ho resigned from our board of directors effective January 1, 2022.
Post-Offering Director Compensation Program
We expect the Compensation Committee to review the compensation program for non-employee directors in connection with this offering and make such changes as it determines are necessary or appropriate for our status as a public company.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock as of               , 2022, as adjusted to reflect the Reclassification as if such event had occurred on               , 2022, and to give effect to this offering, for:
•each person known by us to beneficially own more than 5% of any class of our voting securities;
•each of our named executive officers and directors;
•all of our executive officers and directors as a group; and
•the selling stockholder.
The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of Class A common stock and Class B common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of               , 2022 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person, except with respect to the ownership and percentage ownership of all executive officers and directors as a group. Although each outstanding share of our Class B common stock is convertible at any time, at the option of the holder, into one share of our Class A common stock, the beneficial ownership of our Class A common stock set forth below excludes the shares of our Class A common stock issuable upon conversion of outstanding shares of our Class B common stock.
The applicable percentage ownership before the offering is based on               shares of our Class A common stock and               shares of our Class B common stock, in each case outstanding as of               , 2022 after giving effect to the Reclassification.
The applicable percentage ownership after this offering is based on               shares of our Class A common stock and               shares of our Class B common stock, in each case outstanding immediately following the completion of this offering, assuming that the underwriters will not exercise their option to purchase additional shares of Class A common stock and assuming the sale of               shares of Class A common stock in this offering, after giving effect to the (i) Reclassification and (ii) the filing and effectiveness of our Amended Charter. Unless otherwise indicated, the address of all listed stockholders is 333 Pfingsten Road Northbrook, Illinois 60062.
We believe, based on the information furnished to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by such stockholder unless noted otherwise, subject to community property laws where applicable.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

	Shares of Common Stock Beneficially Owned Before This Offering				% of Voting Power Before this Offering	Number of Shares of Class A Being Offered	Shares of Common Stock Beneficially Owned After This Offering				% of Voting Power After this Offering **
	Class A		Class B				Class A		Class B
	Shares	Percent	Shares	Percent			Shares	Percent	Shares	Percent
Name of Beneficial Owner
5% Stockholders:
ULS, Inc. (1)
Named Executive Officers and Directors:
Jennifer F. Scanlon
Ryan D. Robinson
Weifang Zhou
Gitte Schjotz
Sajeev Jesudas
James M. Shannon
Frank J. Coyne
James P. Dollive
Marla C. Gottschalk
Friedrich Hecker
Charles W. Hooper
Kevin J. Kennedy
Lisa M. Lambert
Sally Susman
Michael H. Thaman
All executive officers and directors as a group (18 individuals)
__________________
*Represents beneficial ownership of less than 1.0%.
**    Percentage of voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class, after giving effect to (i) the Reclassification and (ii) the filing and effectiveness of our Amended Charter. Shares of our Class A common stock entitle the holder to one vote per share, and shares of our Class B common stock entitle the holder to          votes per share.
(1)Consists of                 shares of our Class B common stock held by ULS. ULS is managed by a board of directors consisting of Terrence R. Brady, James M. Shannon and Joel R. Wittenberg, none of whom, acting individually, has voting control or investment discretion with respect to the securities owned. Underwriters Laboratories, a Delaware charitable nonstock corporation, is the sole member of ULS. Underwriters Laboratories is managed by a board of trustees consisting of James M. Shannon, Terrence R. Brady, James P. Dollive, Philip S. Khoury, Richard P. Owen, Darryll Pines, Mark Schmid, Elisabeth Tørstad and George A. Williams, none of whom, acting individually, has voting control or investment discretion with respect to the securities owned by ULS.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2019 and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amount involved exceeded or exceeds $120,000; and
•any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.
Agreements with Underwriters Laboratories and ULS
Since 2012, we have provided facilities, employee benefits and various corporate support services for Underwriters Laboratories, performed outsourced technical services for Underwriters Laboratories and licensed certain of our trademarks to Underwriters Laboratories. Since the Reorganization, ULS has provided us and our certification customers with access to its library of standards. These transactions are described further below.
Corporate Support Services Arrangements
We provide Underwriters Laboratories and ULS with corporate support services such as human resources, finance, IT, marketing and legal services, and the use of personnel to provide services in certain foreign jurisdictions. We also provide outsourced laboratory and research services for Underwriters Laboratories on an as-needed basis. For the years ended December 31, 2021, 2020 and 2019 the amounts we received for provision of the corporate support and technical services were $2 million, $4 million and $5 million, respectively, and for the three months ended March 31, 2022 the amount we received was $1 million.
Facilities and Employee Benefits Arrangements
We provide Underwriters Laboratories and ULS with use of certain of our facilities, and employees of Underwriters Laboratories and ULS participate in certain of our employee benefit plans. For each of the years ended December 31, 2021, 2020 and 2019 the amount we received as reimbursement for these items was $4 million, and for the three months ended March 31, 2022 the amount we received was $1 million.
Trademark License Arrangement
We have an existing Trademark License Arrangement, and intend to enter into an amended Trademark License Arrangement, with Underwriters Laboratories and ULS. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to the registration statement of which this prospectus forms a part.
Standards Arrangement
ULS (and Underwriters Laboratories prior to the Reorganization) provides us and our certification customers with access to its library of standards. For the years ended December 31, 2021, 2020 and 2019, the amounts we paid for this access were $18 million, $18 million and $17 million respectively, and for the three months ended March 31, 2022 the amount we paid was $5 million.
Stockholders’ Agreement
In connection with this offering, we intend to enter into a Stockholders’ Agreement with ULS. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to the registration statement of which this prospectus forms a part.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Registration Rights Agreement
In connection with this offering, we intend to enter into a Registration Rights Agreement with ULS (the “Registration Rights Agreement”). The Registration Rights Agreement will provide ULS, under certain circumstances and subject to certain restrictions, with certain rights with respect to the registration of its shares of our common stock under the Securities Act, including customary demand and piggyback registration rights. For a description of these registration rights, see “Description of Capital Stock—Registration Rights” for additional information.
Equity Awards to Executive Officers
We have granted CSARs to certain of our executive officers. For more information regarding the equity awards granted to our named executive officers, see “Compensation Discussion and Analysis.”
Director and Officer Indemnification and Insurance
Our Amended Bylaws will provide indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL. In addition, prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We have also purchased directors’ and officers’ liability insurance. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”
Our Policy Regarding Related Party Transactions
Prior to the closing of this offering, we expect that our board of directors will adopt a policy providing that the audit committee will review and approve or ratify material transactions, arrangements or relationships in which we participate and in which any related person has or will have a direct or indirect material interest. A “related person” is a director, director-nominee, executive officer or beneficial holder of more than 5% of any class of our voting securities, or an immediate family member thereof. A transaction involving an amount in excess of $120,000 of value is presumed to be a material transaction, though transactions involving lower amounts may be material based on the facts and circumstances. Direct or indirect material interests may arise by virtue of control or significant influence of the related person to the transaction or by a direct or indirect pecuniary interest of the related person in the transaction. Under this policy, the audit committee shall review if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, whether the transaction is inconsistent with the interest of the Company and its stockholders, and the extent of the related person’s interest in the transaction and shall also take into account the conflicts of interest and corporate opportunity provisions of our Standards of Business Conduct. All of the transactions described above were entered into prior to the adoption of this policy.
Certain of the foregoing disclosures are summaries of certain provisions of our related party agreements, and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. Copies of certain of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
DESCRIPTION OF CAPITAL STOCK
The following is a description of the material terms of our Amended Charter and our Amended Bylaws, each of which will be in effect upon the completion of this offering, and certain provisions of the DGCL. The descriptions herein are qualified in their entirety by our Amended Charter and Amended Bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, as well as the relevant provisions of the DGCL. In this “Description of Capital Stock” section, “we,” “us,” “our” and “our company” refer to UL Inc. and not any of its subsidiaries.
General
Prior to the completion of this offering, we will file our Amended Charter and we will adopt our Amended Bylaws. Our Amended Charter will authorize capital stock consisting of:
•          shares of Class A common stock, par value $0.001 per share;
•          shares of Class B common stock, par value $0.001 per share; and
•          shares of preferred stock, par value $0.001 per share, the rights and preferences of which the board of directors may establish from time to time.
As of              , 2022, after giving effect to the Reclassification there were          shares of our Class A common stock outstanding held by one stockholder of record,                    shares of our Class B common stock outstanding held by one stockholder of record and no shares of our preferred stock outstanding. Pursuant to our Amended Charter, our board of directors will have the authority, without stockholder approval, except as required by the listing standards of the NYSE, to issue additional shares of our Class A common stock.
Certain provisions of our Amended Charter and our Amended Bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that you might consider in our best interest, including those attempts that might result in a premium over the market price for the shares of Class A common stock.
Common Stock
Upon completion of this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting, conversion and transfer rights.
Dividend Rights
Holders of shares of our Class A common stock and Class B common stock will be entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding stock. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.
Voting Rights
Holders of our Class A common stock will be entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders, and holders of our Class B common stock will be entitled to          votes for each share of Class B common stock held on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock will vote together as a single class, unless otherwise required by law or our Amended Charter. Delaware law could require either holders of our

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Class A common stock or Class B common stock to vote separately as a single class in certain circumstances, including:
(1)if we were to seek to amend our Amended Charter to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and
(2)if we were to seek to amend our Amended Charter in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
The holders of our Class A common stock and Class B common stock will not have cumulative voting rights in the election of directors.
No Preemptive or Similar Rights
Holders of our Class A common stock and Class B common stock will not have preemptive, subscription, redemption or conversion rights (except, with respect to the Class B common stock, for the conversion rights noted below). There will be no redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.
Conversion
Each outstanding share of our Class B common stock will be convertible at any time at the option of the holder into one share of our Class A common stock. All outstanding shares of our Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis upon the occurrence of certain events to be described in a subsequent pre-effective amendment to the registration statement of which this prospectus forms a part.
Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of, and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Fully Paid and Non-Assessable
All shares of our Class A common stock and Class B common stock outstanding upon the completion of this offering will be fully paid and non-assessable.
Preferred Stock
No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our Amended Charter will authorize our board of directors to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our Class A common stock or Class B common stock. Our board of directors will have the discretion to determine, without stockholder approval, except as provided in our Amended Charter, the powers (including voting powers), preferences and relative, participating, optional, or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:
•the designation of the series;
•the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
•whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•the dates at which dividends, if any, will be payable;
•the redemption or repurchase rights and price or prices, if any, for shares of the series;
•the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution, or winding-up of our affairs;
•whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices, or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•restrictions on the issuance of shares of the same series or of any other class or series; and
•the voting rights, if any, of the holders of the series.
We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our Class A common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on our common stock, diluting the voting power of our common stock or subordinating the liquidation rights of our common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock. We have no current plan for the issuance of any shares of preferred stock.
Registration Rights
In connection with this offering, we intend to enter into a Registration Rights Agreement with ULS, our sole stockholder prior to this offering and the holder of            shares, or      %, of our Class A common stock following this offering (assuming no exercise of the underwriters’ option to purchase additional shares and including certain shares of Class A common stock issued or issuable upon the conversion of our Class B common stock). Under the Registration Rights Agreement, following the completion of this offering, ULS will have certain registration rights, as set forth below. Such registration rights will terminate upon the date that (i) ULS (and any of its Rule 144 affiliates, if any) holds less than 1% of our outstanding common stock and (ii) all shares of common stock held by ULS are eligible to be sold in a 90-day period without restriction or under Rule 144. Under the Registration Rights Agreement, we will generally be required to pay all expenses (other than underwriting discounts and commissions and certain other expenses) related to any registration effected pursuant to the exercise of such registration rights.
Demand Registration Rights
After the completion of this offering, ULS will be entitled to certain demand registration rights. At any time beginning six months after the completion of this offering, ULS may request that we file a registration statement to register the offer and sale of its shares. However, we will not be obligated to effect a demand registration within 90 days after the effective date of a previous demand registration or any previous registration under which ULS had piggyback rights wherein ULS sold at least 50% of the registrable securities included therein. Each such request for registration must cover securities the aggregate offering price of which is at least $50 million (without regard to underwriting discounts and commissions). We will only be obligated to effect up to four such registrations unless the Company does not qualify to register securities pursuant to Form S-3 or similar short-form registration statement.
Form S‑3 Registration Rights
After the completion of this offering, ULS will also be entitled to certain Form S‑3 registration rights. At any time when we are eligible to file a registration statement on Form S‑3, ULS will be able to request that we register

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
the offer and sale of its shares on a registration statement on Form S‑3 so long as the request covers securities the aggregate public offering price of which is at least $25 million. However, we will not be obligated to effect a demand registration within 90 days after the effective date of a previous demand registration or any previous registration under which ULS had piggyback rights wherein ULS sold at least 50% of the registrable securities included therein. There will be no limit on the aggregate number of such registrations.
Piggyback Registration Rights
After the completion of this offering, ULS will also be entitled to certain “piggyback” registration rights. If we propose to register shares of our common stock or other securities under the Securities Act, either for our own account or for the account of other security holders, in connection with such offering, ULS will be able to request that we include its shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration pursuant to the demand registration rights described in the paragraphs above, (ii) a registration on Form S-8, or (iii) a registration on Form S-4, ULS will be entitled to notice of the registration and have the right, subject to certain limitations, to include its shares of common stock in the registration.
Anti-Takeover Effects of Delaware Law and our Amended Charter and Amended Bylaws
The DGCL contains, and our Amended Charter and Amended Bylaws will contain, provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Authorized but Unissued Shares
The authorized but unissued shares of Class A common stock, Class B common stock, and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved Class A common stock, Class B common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
No Cumulative Voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Amended Charter will not provide for cumulative voting.
Amendment of Amended Charter or Amended Bylaws
Our Amended Charter will require the approval of the holders of at least           in the voting power of the outstanding shares of our capital stock, voting together as a single class, in order to amend certain provisions, including those relating to our authorized capital stock, voting rights, exculpation, exclusive forum and the prohibition on stockholder action by written consent. Our Amended Charter and Amended Bylaws will provide that the approval of the holders of at least           in the voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, is required for stockholders to amend or adopt any provision of our Amended Bylaws.
The foregoing provisions of our Amended Charter and Amended Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.
Dual Class Stock
As described above in “—Common Stock—Voting Rights,” our Amended Charter provides for a dual class common stock structure, which will provide holders of our Class B common stock with significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or all or substantially all of its assets.
Issuance of Undesignated Preferred Stock
Our board of directors will have the authority, without further action by our stockholders, to issue           shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.
Exclusive Venue
Our Amended Charter will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (a) any derivative action, suit, or proceeding brought on our behalf; (b) any action, suit, or proceeding asserting a claim of breach of fiduciary duty owed by any of our current or former directors, officers or other employees or stockholder to us or to our stockholders, creditors or other constituents; (c) any action, suit, or proceeding asserting a claim arising pursuant to the DGCL, our Amended Charter or Amended Bylaws, or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; or (d) any action, suit, or proceeding asserting a claim governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.
Our Amended Charter will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—Our Amended Charter will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, and federal district courts will be the sole and exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.”
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Amended Charter will include a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.
Our Amended Bylaws generally will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in our Amended Charter and Amended Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.
Indemnification Agreements
Prior to the completion of this offering, we intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Party Transactions—Director and Officer Indemnification and Insurance.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of UL Inc. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment in cash of the fair value of their shares as determined by the Court of Chancery in the State of Delaware.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction of which such stockholder complains or such stockholder’s shares thereafter devolved upon such stockholder by operation of law and such suit is brought in the Court of Chancery in the State of Delaware. See “—Exclusive Venue” above.
Stock Exchange Listing
We intend to apply to list our Class A common stock on the NYSE under the symbol “          .” We do not intend to list the Class B common stock on any securities exchange.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is          . The transfer agent and registrar’s address is          , and its telephone number is          .

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we will apply to have our Class A common stock listed on the NYSE, we cannot assure you that there will be an active public market for our Class A common stock.
Upon the closing of this offering, based on the number of shares of our capital stock outstanding as of                , 2022, after giving effect to (i) the Reclassification and (ii) the filing and effectiveness of our Amended Charter, we will have a total of          shares of our Class A common stock outstanding and          shares of our Class B common stock outstanding. This includes          shares of our Class A common stock that the selling stockholder is selling in this offering, which shares may be resold in the public market immediately following this offering. Shares of our Class B common stock are convertible into an equivalent number of shares of our Class A common stock and generally convert into shares of our Class A common stock upon transfer.
Registration Rights
Pursuant to the Registration Rights Agreement, after the completion of this offering, ULS will be entitled to certain rights with respect to the registration of the offer and sale of its shares of our Class A common stock under the Securities Act. See “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our Class A common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.
Lock-Up Agreements
We, our officers and directors and holders of substantially all of our Class A common stock and securities convertible into or exchangeable for our Class A common stock will agree that, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the underwriters, we and they will not, subject to certain exceptions, during the period ending on the earlier of          days after the date of this prospectus, or the restricted period:
•offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Class A common stock, or any options or warrants to purchase any shares of Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A common stock, or publicly disclose an intention to do any of the foregoing, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership (as such term is used in Rule 13d-3 of the Exchange Act); or
•enter into any swap or other arrangement that transfers to another, all or a portion of the economic consequences of ownership of our Class A common stock or any securities convertible into or exercisable, or exchangeable for shares of our Class A common stock, whether any transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise.
The lock-up agreements described above are subject to a number of exceptions. See “Underwriting” for information about these exceptions and a further description of these agreements. Upon the expiration of the restricted period, substantially all of the securities subject to such transfer restrictions will become eligible for sale, subject to the limitations discussed herein.
Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the underwriters, have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
up, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our Class A common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.
Upon the expiration of the restricted period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed herein. For additional information, see “Underwriting.”
Rule 144
Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our Class A common stock for at least 180 days would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions,” or to market makers, a number of shares within any three-month period that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding; and
•the average weekly trading volume in our Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the NYSE concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.
Non-Affiliate Resales of Restricted Securities
Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our Class A common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.
Non-affiliate resales are not subject to the manner of sale, volume limitation, or notice filing provisions of Rule 144.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Equity Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of Class A common stock subject to equity awards that will be granted under the LTIP and the Post-Offering 2022 LTIP. We expect to file the registration statement covering shares offered pursuant to our equity incentive plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144. See “Compensation Discussion and Analysis” for a description of our equity compensation plans.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, sale and other taxable disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, sale and other taxable disposition of our Class A common stock.
This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies, and other financial institutions;
•brokers, dealers or traders in securities;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;
•persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and
•persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.
If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions
As described in the section titled “Dividend Policy,” subject to the discretion of our board of directors and applicable provisions of the DGCL, we anticipate declaring and paying quarterly dividends to holders of our Class A common stock for the foreseeable future. If we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax pursuant to the third bullet point above if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our Class A common stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
UNDERWRITING
We, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Total
The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares of Class A common stock covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional               shares of Class A common stock from the selling stockholder to cover sales by the underwriters of a greater number of shares of Class A common stock than the total number set forth in the table above. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.
The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase               additional shares of Class A common stock.
Paid by the Selling Stockholder

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares of Class A common stock, the representatives may change the offering price and the other selling terms. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We and our officers, directors and the selling stockholder have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date     days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co LLC and J.P. Morgan Securities LLC.
Prior to the offering, there has been no public market for the shares of Class A common stock. The initial public offering price has been negotiated among us, ULS and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of Class A common stock, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply to list the Class A common stock on the NYSE under the symbol “           .” In order to meet one of the requirements for listing the Class A common stock on the NYSE, the underwriters have undertaken to sell lots of               or more shares to a minimum of               beneficial holders.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the               , in the over-the-counter market or otherwise.
We and the selling stockholder estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $          . The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering upon closing of this offering.
We and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. For example, JPMorgan Chase Bank N.A., an affiliate of J.P. Morgan Securities LLC, is a joint-lead arranger under our Credit Facility and Goldman Sachs Bank USA, an affiliate of Goldman Sachs & Co. LLC, is a lender under our Credit Facility.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to customers that they should acquire, long or short positions in such assets, securities and instruments.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares shall require us, the selling stockholder or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with us, the selling stockholder and each of the underwriters and their affiliates that:
(a)it is a qualified investor within the meaning of the Prospectus Regulation; and
(b)in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the representatives has been given to the offer or resale; or (ii) where the Shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Regulation as having been made to such persons.
We, the selling stockholder and the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire shares in the offering.
United Kingdom
This prospectus and any other material in relation to the shares of Class A common stock described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the FPO; or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the United Kingdom; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any shares may otherwise lawfully be

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). The shares are only available in the United Kingdom to, and any invitation, offer or agreement to purchase or otherwise acquire the Shares will be engaged in only with, the Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus or any of its contents.
No shares of Class A common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Section 86 of the FSMA.
provided that no such offer of the shares shall require us, the selling stockholder or any underwriter or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Each person in the UK who acquires any shares in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us, the selling stockholder and the underwriters and their affiliates that it meets the criteria outlined in this section.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
LEGAL MATTERS
The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Chicago, Illinois. The underwriters are being represented in connection with this offering by Weil, Gotshal & Manges LLP, New York, New York. ULS is being represented in connection with this offering by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.
EXPERTS
The financial statements as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.
We also maintain a website at www.ul.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website or any subsection thereof is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements
Years Ended December 31, 2021, 2020 and 2019

Condensed Consolidated Financial Statements (Unaudited)
Three Months Ended March 31, 2022 and 2021

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholder of UL Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of UL Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Revenue Recognition - Contracts with Performance Obligations Satisfied Over Time Using an Input Method
As described in Notes 1 and 3 to the consolidated financial statements, revenues from contracts with performance obligations satisfied over time using an input method make up a significant portion of the Company’s Certification Testing revenues of $678 million and Non-certification Testing, Inspections and Audit revenues of $628 million. These revenues related to contracts that create an asset with no alternative use and have an enforceable right to payment for work completed to date are recognized over-time using an input method as performance obligations are satisfied. As disclosed by management, the input method requires management to make estimates in relation to measuring progress towards completion when recognizing revenue. Management measures progress towards completion based on the relationship between time elapsed and expected project duration. Management applied judgment in determining the expected project duration for these contracts. The portion of the project’s revenue to be recognized is determined by management based on the percentage of time elapsed for the project during the period

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
relative to expected project duration. For projects not yet completed, the portion of a project’s revenue estimated as earned and recognized as revenue, is included in contract assets or as a reduction of contract liabilities.
The principal considerations for our determination that performing procedures relating to revenue recognition - contracts with performance obligations satisfied over time using an input method is a critical audit matter are (i) the significant judgment by management when determining the expected project duration; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to the determination of the expected project duration; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over management’s determination of the expected project duration. These procedures also included, among others (i) evaluating and testing management’s process for determining the expected project duration; (ii) evaluating the appropriateness of the input method; (iii) testing the completeness and accuracy of underlying data used in the method; and (iv) evaluating the reasonableness of the expected project duration significant assumption considering the historical experience associated with similar projects. Professionals with specialized skill and knowledge were used to assist in testing the accuracy of the underlying data and in the evaluation of the reasonableness of the expected project duration.
Common Stock Per Share Value Used in the Cash-settled Stock Appreciation Rights Valuation
As described in Notes 1 and 18 to the consolidated financial statements, the Company’s consolidated Cash-settled Stock Appreciation Rights (“CSARs”) balance was $155 million as of December 31, 2021, which is made up of a short-term liability of $149 million recorded in accrued compensation and benefits and a long-term liability of $6 million recorded in other liabilities, representing the value of the CSARs. The value of a CSAR is estimated using a Black-Scholes-Merton option valuation model that uses various assumptions including the estimated value of the underlying stock price. The absence of a public market for the Company’s common stock requires management to estimate the fair value of the Company’s common stock. Fair value of the Company’s common stock is determined by management using a combination of an income approach and a market approach. The income approach is based on projected future cash flows discounted to present value. The discounted cash flow analysis relies on estimates of the Company’s future cash flows of the business based on internally developed long-range plans of earnings before interest and taxes (“EBIT”) and other key assumptions, such as the discount rate. Long-range plans consider current and projected levels of income based on management’s plans for the business, business trends, market and economic conditions, as well as other relevant factors. The discount rate is determined using inputs from guideline public companies, adjusted for company specific factors. The market approach averages the fair values determined by applying multiples from publicly traded peer companies to revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) amounts estimated for the next annual period based on internally developed plans. Revenue and EBITDA amounts are based on internally developed plans considering current and projected levels of income based on management’s plans for the business, business trends, market and economic conditions, as well as other relevant factors.
The principal considerations for our determination that performing procedures relating to common stock per share value used in the cash-settled stock appreciation rights valuation is a critical audit matter are (i) a high degree of auditor judgment and subjectivity in performing procedures relating to the fair value of the Company’s common stock due to the significant judgment by management when developing the estimate; (ii) the significant audit effort in evaluating the significant assumptions related to the discount rate, the Company’s future EBIT and EBITDA and peer market multiples; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for developing the estimated fair value of the Company’s common stock; (ii) evaluating the appropriateness of the discounted cash flow model and market approach model; (iii) testing the completeness, accuracy, and relevance of underlying data used in the analyses; and (iv) evaluating the reasonableness of the

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
significant assumptions used by management related to the discount rate, the Company’s future EBIT and EBITDA and the peer market multiples. Evaluating management’s assumptions related to the discount rate, the Company’s future EBIT and EBITDA and the peer market multiples involved evaluating whether the assumptions used by management were reasonable considering (i) current and past performance of the Company, (ii) relevant industry forecasts and macroeconomic conditions, consistency with external market and industry data, (iii) management’s historical forecasting accuracy, and (iv) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the fair value measurement analysis as well as evaluating the reasonableness of the discount rate and peer market multiple assumptions.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
March 1, 2022
We have served as the Company’s auditor since 2008.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Consolidated Statements of Operations

	Year Ended December 31,
(in millions, except per share data and shares outstanding)	2021	2020	2019
Revenue	$2,517	$2,301	$2,315
Cost of revenue	1,338	1,270	1,280
Gross margin	1,179	1,031	1,035
Selling, general and administrative expenses	892	668	708
Operating income	287	363	327
Interest expense	(1)	(1)	(1)
Other (expense) income, net	(12)	(29)	(7)
Income before income taxes	274	333	319
Income tax expense	36	90	62
Net income	238	243	257
Less: net income attributable to non-controlling interests	14	12	11
Net income attributable to stockholder of UL Inc.	$224	$231	$246

Earnings per common share:
Basic	$12.17	$2,310,000	$2,460,000
Diluted	$12.17	$2,310,000	$2,460,000

Weighted average common shares outstanding:
Basic	18,406,675	100	100
Diluted	18,406,675	100	100
The accompanying notes are an integral part of the Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Consolidated Statements of Comprehensive Income

	Year Ended December 31,
(in millions)	2021	2020	2019
Net income	$238	$243	$257
Other comprehensive income (loss), net of tax (benefit) expense:
Pension and postretirement benefit plans, net of tax of $21, ($5) and ($20)	61	(16)	(59)
Unrealized (loss) gain on available-for-sale securities, net of tax of ($1), $1 and $nil	(2)	2	2
Foreign currency translation (loss) gain	(24)	42	(2)
Total other comprehensive income (loss)	35	28	(59)
Comprehensive income	273	271	198
Less: comprehensive income attributable to non-controlling interests	14	12	11
Comprehensive income attributable to stockholder of UL Inc.	$259	$259	$187
The accompanying notes are an integral part of the Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Consolidated Balance Sheets

	As of December 31,
(in millions, except per share data and shares outstanding)	2021	2020
Assets
Current assets:
Cash and cash equivalents	$1,328	$971
Short-term investments	47	—
Accounts receivable, net of allowance of $12 and $11	368	368
Contract assets, net of allowance of $2 and $2	189	198
Other current assets	67	57
Total current assets	1,999	1,594
Investments	4	370
Equity investments in non-consolidated affiliates	44	39
Property, plant and equipment, net of accumulated depreciation of $722 and $679	451	453
Goodwill	621	593
Intangible assets, net of accumulated amortization of $237 and $218	73	82
Operating lease right-of-use assets	151	156
Deferred income taxes	166	118
Capitalized software, net of accumulated amortization of $372 and $358	123	127
Other assets	30	19
Total Assets	$3,662	$3,551
Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable	$179	$131
Accrued expenses	441	365
Operating lease liabilities - current	36	42
Due to related parties	1	3
Contract liabilities	135	129
Total current liabilities	792	670
Pension and postretirement benefit plans	336	414
Operating lease liabilities	118	116
Deferred income taxes	15	13
Other liabilities	69	66
Total Liabilities	1,330	1,279
Commitments and contingencies (Note 19)
Stockholder’s equity:
Common stock, $0.001 per share, 100,000,000 and 100 shares issued and outstanding at December 31, 2021 and December 31, 2020, respectively	—	—
Additional paid-in capital	1,009	1,009
Retained earnings	1,518	1,494
Accumulated other comprehensive loss	(216)	(251)
Total stockholder’s equity before non-controlling interests	2,311	2,252
Non-controlling interests	21	20
Total Stockholder’s Equity	2,332	2,272
Total Liabilities and Stockholder’s Equity	$3,662	$3,551
The accompanying notes are an integral part of the Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Consolidated Statements of Stockholder’s Equity

(in millions, except per share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Non-controlling Interests	Total Equity
Balance at December 31, 2018	$—	$1,009	$1,035	$(220)	$19	$1,843
Net income	—	—	246	—	11	257
Dividend to stockholder of UL Inc. ($70,000 per share)	—	—	(7)	—	—	(7)
Dividend to non-controlling interest	—	—	—	—	(11)	(11)
Other comprehensive loss, net of tax	—	—	—	(59)	—	(59)
Balance at December 31, 2019	$—	$1,009	$1,274	$(279)	$19	$2,023
Adoption of ASC 326, net of tax of ($1)	—	—	(2)	—	—	(2)
Balance at January 1, 2020	$—	$1,009	$1,272	$(279)	$19	$2,021
Net income	—	—	231	—	12	243
Dividend to stockholder of UL Inc. ($90,000 per share)	—	—	(9)	—	—	(9)
Dividend to non-controlling interest	—	—	—	—	(11)	(11)
Other comprehensive income, net of tax	—	—	—	28	—	28
Balance at December 31, 2020	$—	$1,009	$1,494	$(251)	$20	$2,272
Net income	—	—	224	—	14	238
Dividend to stockholder of UL Inc. ($2.00 per share)	—	—	(200)	—	—	(200)
Dividend to non-controlling interest	—	—	—	—	(13)	(13)
Other comprehensive income, net of tax	—	—	—	35	—	35
Balance at December 31, 2021	$—	$1,009	$1,518	$(216)	$21	$2,332
The accompanying notes are an integral part of the Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31,
(in millions)	2021	2020	2019
Operating activities
Net income	$238	$243	$257
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	142	147	148
(Gain) loss on disposal of assets	(5)	4	3
Allowance for credit losses	7	9	8
Loss on foreign exchange transactions	11	16	8
Gain on sales of investments	(5)	(10)	(3)
Equity in earnings of non-consolidated affiliates	(11)	(3)	(3)
Dividends from investments in non-consolidated affiliates	2	2	2
Deferred income taxes	(70)	(2)	—
Pension settlement losses	11	15	10
Changes in assets and liabilities, excluding the effects of acquisitions
Accounts receivable	(1)	(10)	(48)
Contract and other assets	(13)	3	(28)
Accounts payable	30	8	17
Accrued expenses	83	43	22
Contract and other liabilities	2	22	(7)
Net cash flows provided by operating activities	421	487	386
Investing activities
Purchases of investments	—	(250)	—
Sales of investments	371	1	52
Purchases of equity investments in non-consolidated affiliates	(1)	(3)	(10)
Proceeds from sale of assets	8	—	10
Acquisitions, net of cash acquired	(47)	—	(38)
Redemptions (purchases) of short-term investments, net	(46)	27	(29)
Capital expenditures	(107)	(119)	(149)
Net cash flows provided by (used in) investing activities	178	(344)	(164)
Financing activities
Deferred acquisition payments	—	(2)	(6)
Acquisition of non-controlling interest	(2)	—	—
Dividends to stockholder of UL Inc.	(200)	(9)	(7)
Dividends to non-controlling interest	(24)	(11)	(9)
Net change in due to related parties	(2)	2	—
Net cash flows used in financing activities	(228)	(20)	(22)
Effect of exchange rate changes on cash and cash equivalents	(14)	4	(9)
Net increase in cash and cash equivalents	357	127	191
Cash and cash equivalents
Beginning of year	971	844	653
End of year	$1,328	$971	$844
Supplemental disclosures of cash flow information
Cash paid during the year for interest	$1	$—	$—
Cash paid during the year for income taxes	132	69	71
Cash paid during the year for stock-based compensation	18	36	14
Noncash investing and financing activities
Capital expenditures funded by liabilities	$33	$18	$16
Acquisitions funded by liabilities	1	2	5
The accompanying notes are an integral part of the Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
1. Description of Business and Summary of Significant Accounting Policies
Description of Business
UL Inc. (together with its consolidated subsidiaries, “UL,” the “Company,” “we,” “our” and “us”), is a global safety science leader that provides independent third-party testing, inspection and certification services and complementary software and advisory services. Until November 30, 2021 the Company was wholly owned by Underwriters Laboratories Inc. On such date, Underwriters Laboratories Inc. transferred all of the Company’s issued and outstanding common stock held by it to ULS, Inc. through a series of common control transactions. As a result, the Company’s immediate parent changed to ULS, Inc., of which Underwriters Laboratories Inc. is the sole member.
Effective January 1, 2021, the Company changed its reportable segments to align with changes in its internal management structure. We serve our customers, manage our company and report our financial results through two complementary businesses, Testing, Inspection and Certification (“TIC”) and Enterprise and Advisory (“E&A”). Our TIC business is made up of two reportable segments, Industrial and Consumer, which provide comprehensive testing, inspection and certification services to customers across a broad array of end markets. We generate revenue in these reportable segments through four major service categories: Certification Testing; Ongoing Certification Services; Non-certification Testing, Inspections and Audits; and Software and Advisory. Our E&A business provides subscription-based software and advisory services to support our clients’ risk management, sustainability and compliance processes. We generate revenue in this reportable segment through one major service category: Software and Advisory. We have presented our segment information as of and for the years ended December 31, 2021, 2020 and 2019 in accordance with the above reportable segment structure.
Refer to Note 21 for additional information on the Company’s segments.
Basis of Presentation and Principles of Consolidation
The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and variable interest entities for which the Company has determined it is the primary beneficiary. All intercompany accounts and transactions have been eliminated. The Company accounts for investments in businesses using the equity method when it has significant influence but not control (generally between 20% and 50% ownership) and is not the primary beneficiary. The significant accounting policies, as summarized below, conform to accounting principles generally accepted in the United States of America (“US GAAP”).
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are inherently uncertain and actual results could differ materially from estimated amounts. Estimates are used for, but are not limited to, contractual revenue recognized, future cash flows associated with impairment testing for goodwill and long-lived assets, future cash flows associated with the valuation of Cash-settled Stock Appreciation Rights (“CSAR”), certain assumptions related to pension and postretirement benefits and income taxes. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.
The Company has assessed various accounting estimates, including those that require consideration of forecasted financial information, in conjunction with the unknown future impacts of the COVID-19 pandemic using information that is reasonably available to us. The Company believes that the accounting estimates are appropriate after giving consideration to the increased uncertainties surrounding the severity and duration of the pandemic, however as additional information becomes available to us, our future assessment of these estimates, including our expectations regarding the duration, scope and severity of the pandemic, as well as other factors, could materially and adversely impact our consolidated financial statements in future reporting periods.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
Revenue Recognition
The Company recognizes revenue when its customer obtains control of promised goods or services, or as the Company renders services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods and services. To determine revenue recognition for arrangements that were determined to be within the scope of Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, and related standards as codified in Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligation(s) in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies a performance obligation.
The Company’s standard payment terms are due upon receipt of the invoice, except for new customers, which may be required to make advance payments. Certain customers may be offered extended payment terms on a case-by-case basis generally not longer than 90 days.
The Company’s contracts with customers may include promises to transfer multiple goods and services to a customer. When a contract includes multiple goods and services, judgment is required to determine whether each good or service is considered distinct and accounted for separately, or not distinct and accounted for together with the other goods or services in the contract. Certain contracts contain goods or services that are highly integrated or highly interdependent and are accounted for as a single performance obligation. Other contracts have goods or services that are distinct and accounted for separately. Those goods and services that are determined to be separate performance obligations are treated as separate units of account and are allocated a portion of the transaction price based on relative stand-alone selling price, which is the price at which an entity would sell a promised good or service separately to a similar customer in similar circumstances. The stand-alone selling price is determined using an established list price for the specific service and geographical region, or through a needs-based assessment. If a needs-based assessment approach is used, the stand-alone selling price is estimated by multiplying the expected labor hours by a labor rate. The labor rate is determined by considering the cost of labor, other miscellaneous costs (e.g., overhead) and applying a margin. The labor rate may be adjusted for geographic differences and other items as determined necessary, and is reviewed on a periodic basis for appropriateness.
The transaction price for contracts may include both fixed and variable consideration, which includes customer volume rebates, discounts, and the consideration received if contingent upon the quantity of tasks completed or occurrence or nonoccurrence of a future event. The Company estimates variable consideration using both the most likely amount and expected value methods to determine the total consideration to which the Company expects to be entitled. The method used to estimate variable consideration varies by contract. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The Company’s estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company’s anticipated performance and all information (historical, current and forecasted) that is reasonably available. As most variable consideration is estimable with a high degree of confidence, generally no such constraint is necessary. The Company typically has contracts in which the period between payment and transfer of the goods is less than one year. As such, the Company has elected the practical expedient to not adjust the amount of consideration for the effects of a significant financing component for all instances in which the period between payment and transfer of the goods will be one year or less. For those instances in which the period is greater than one year, UL determined that a significant financing component is not present in the transaction as the business purpose of these arrangements is not to provide financing to UL.
The majority of our revenue from contracts with customers represents revenue from services recognized over time as performance obligations are satisfied. The appropriate measure of progress is an input method, however, the amount of revenue to be recognized requires us to make estimates, in particular in relation to measuring progress towards completion.
For our Certification Testing and Non-certification Testing, Inspections and Audit arrangements recognized over time, we measure progress towards completion based on the relationship between time elapsed and expected

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
project duration, which is considered the most indicative of the Company's performance to date under the terms of the contract. Management applied judgment in determining the expected project duration for these contracts. The portion of the project’s revenue to be recognized is determined based on the percentage of time elapsed for the project during the period relative to expected project duration. The start-date is determined by the receipt of a confirmed order, and the end-date is determined by the completion of the order's deliverables. The portion of a project’s revenue estimated as earned, but not yet completed, and recognized as revenue, is included in contract assets or as a reduction to contract liabilities.
The Company’s cost to obtain a contract is generally commission paid to sales personnel for the sale of services. Management determined that the amortization period of the commission costs would be one year or less and therefore has elected the practical expedient to expense these costs as incurred. As a result, the costs to obtain a contract are expensed as incurred.
The Company typically does not incur costs to fulfill which would meet the capitalization criteria and therefore these costs are typically expensed as incurred.
When the Company performs shipping and handling activities after the transfer of control to the customer (e.g., when control transfers prior to shipment), these are considered fulfillment activities, and accordingly, the costs are accrued when the related revenue is recognized. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.
Refer to Note 3 for additional information.
Cash and Cash Equivalents
Cash and cash equivalents include investments purchased with original maturities of three months or less.
Short-term Investments and Investments
Short-term investments and investments consist of certificates of deposit, certain fixed-income securities and other alternative investments. Short-term investments are recorded at amortized cost, which approximates fair value. Investments, consisting of debt securities, are classified as available-for-sale securities and are recorded at fair value based upon quoted prices for similar instruments or estimates provided by the fund manager. Unrealized gains and losses on available-for-sale securities are recorded as a separate component of accumulated other comprehensive (loss) income (“AOCI”).
Available-for-sale debt securities in an unrealized loss position are evaluated to determine whether the impairment is a result of a credit loss or other factors. If the Company has the intent to sell or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis, the security’s amortized cost basis is written down to fair value through income. Securities that have experienced a decline in fair value that the Company does not intend to sell, and that the Company will not be required to sell before recovery, are evaluated on a quarterly basis whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit loss expense.
Upon the sale of an available-for-sale security, the unrealized gain (loss) is reclassified out of AOCI and the gain (loss) is recorded as investment income (loss) in the Consolidated Statements of Operations. Realized gains (losses) are computed using the specific identification method and recognized as investment income (loss) in the Consolidated Statements of Operations.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
Accounts Receivable and Contract Assets
Accounts receivables consist of amounts billed and currently due from customers. Contract assets represent revenues for projects that have been recognized for accounting purposes, but not yet billed to customers. The Company extends credit to customers in the normal course of business and maintains an allowance for credit losses. The allowance is an estimate based on historical collection experience, current and future economic and market conditions and a review of the current status of each customer’s trade accounts receivable. Management evaluates the aging of the accounts receivable balances and the financial condition of its customers and all other forward-looking information that is reasonably available to estimate the amount of accounts receivable that may not be collected in the future and records the appropriate provision. Account balances are written off against the allowance when it is determined the accounts receivables will not be recovered.

Allowance for Credit Losses	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
(in millions)
Year ended December 31, 2021	$13	7	(6)	$14
Year ended December 31, 2020(a)	$10	9	(6)	$13
Year ended December 31, 2019	$7	8	(7)	$8
__________________
(a)Effective January 1, 2020, the Company early adopted, using the modified retrospective adoption approach, an accounting standards update with new guidance relating to credit losses on financial instruments. The Company recorded a noncash cumulative effect adjustment to retained earnings of $3 million, net of $1 million of income taxes, on the opening Consolidated Balance Sheet as of January 1, 2020.
Property, Plant and Equipment
Property, plant and equipment are stated at cost, net of accumulated depreciation. Major replacements and improvements are capitalized, while maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. Upon retirement or sale, the cost of disposed assets, and the related accumulated depreciation, is removed from the accounts and any resulting gain or loss is reflected in the Consolidated Statements of Operations.
Depreciation is computed using the straight–line method over the estimated useful life of the asset as follows:

Land improvements	15 years
Building and building improvements	15 - 50 years
Leasehold improvements	Lease term
Machinery, equipment and office furniture	3 - 15 years
Leases
The Company determines if an arrangement is a lease at inception and reassesses that conclusion if the contract is modified. The Company evaluates whether the arrangement conveys the right to control the use of an identified asset for a period of time in exchange for consideration in order to determine if the contract is or contains a lease. The right to control the use of an identified asset includes the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset.
The Company’s classes of leased assets include real estate, vehicles, and equipment. When it is reasonably certain that an option to extend or terminate a lease will be exercised, the Company has included the option in the recognition of right-of-use (“ROU”) assets and lease liabilities. The Company does not recognize ROU assets or lease liabilities for leases with a term of twelve months or less. The Company accounts for non-lease and lease components in a contract as a single lease component for all asset classes.
ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at lease commencement and measured based on the present value of lease payments over the lease term.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
Variable lease payments are recognized as incurred and are not presented as part of the ROU asset or lease liability. Operating lease cost is recognized on a straight-line basis over the lease term. The Company does not have material finance leases.
The Company uses its incremental borrowing rate at the commencement date in determining the present value of lease payments. The Company’s incremental borrowing rate is based on its estimated rate of interest for a collateralized borrowing over a similar term as the lease payments. The same process is followed for any new leases at their commencement dates or modification to existing leases that require remeasurement.
Goodwill
The Company accounts for business combinations using the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations, which requires an allocation of the purchase consideration transferred to the identifiable assets and liabilities based on the estimated fair values as of the acquisition date. Goodwill represents the excess of the purchase price of an acquired entity over the fair value of net assets acquired. Goodwill is tested for impairment annually in the fourth quarter, or more frequently if an event occurs or conditions change that would indicate it is more likely than not that the fair value of a reporting unit is below its carrying amount. The Company’s reporting units have been identified as one level below our operating segments. The goodwill impairment testing is performed by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value.
To evaluate the recoverability of a reporting unit’s goodwill we have the option to first perform a qualitative analysis. If the qualitative analysis indicates it is more likely than not that the fair value of a reporting unit is below its carrying amount, we perform a quantitative impairment assessment for that reporting unit. We did not perform a qualitative analysis for any of our reporting units for the years ended December 31, 2021 or 2020.
Our quantitative assessment consists of a fair value calculation for each reporting unit that combines an income approach and a market approach, using an equal weighting. The quantitative assessment requires the application of a number of significant assumptions which are further described below, including estimated future cash flows of the reporting unit, discount rates, and market multiples.
The fair value using the income approach is determined based on the present value of estimated future cash flows of the reporting unit, discounted at an appropriate risk‑adjusted rate. We use our internally developed long-range plans to estimate future cash flows and include an estimate of long‑term future growth rates based on our most recent views of the long‑term outlook for each reporting unit. Development of our long-range plans includes consideration of current and projected levels of income for the reporting unit based on management’s plans for that business, business trends, market and economic conditions, as well as other relevant factors. The discount rate is based on the weighted average cost of capital for the reporting unit. We use discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in our long-range plans.
The fair value using the market approach is derived from market multiples using comparable publicly traded companies for a group of benchmark companies. The selection of comparable businesses is based on the markets in which the reporting units operate given consideration to risk profiles, size, geography and diversity of products and services.
We did not recognize any impairments of goodwill for the years ended December 31, 2021 or 2020.
Intangible and Other Long-lived Assets
The Company amortizes finite-lived intangible assets using the straight-line method over their estimated economic useful lives, which range from two to fifteen years. The Company reviews long-lived assets, including property, plant and equipment, capitalized software and intangible assets with finite lives for impairment whenever an event occurs or conditions change that indicate the carrying amount of the asset group may not be recoverable. When such events occur, we perform a recoverability test by comparing the projected undiscounted cash flows of the asset group to the carrying amount. If this comparison indicates that there is a potential impairment, the asset

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
group’s fair value is determined based on the present value of its estimated future cash flows, discounted at an appropriate risk-adjusted rate. An impairment charge is recorded for the amount by which the carrying amount of the asset group exceeds its fair value. We did not recognize any impairments of intangible or other long-lived assets for the years ended December 31, 2021 or 2020.
Capitalized Software
Costs related to software acquired, developed, or modified solely to meet the Company’s internal requirements, where no substantive plan either exists or is being developed to externally market the software, are capitalized in accordance with the provisions of ASC Topic 350-40, Internal-use Software (“ASC 350-40”). Certain costs incurred after the completion of the preliminary project stage and after management, with the relevant authority, has authorized and committed funds to the computer software project, and it is probable that the project will be completed and the software will be used to perform the function intended, are capitalized. For development costs capitalized under the requirements of ASC 350-40, amortization begins when each software module is ready for its intended use, unless the functionality of that completed software module is entirely dependent on the completion of another software module(s), and if so, the amortization begins when the other software module(s) upon which the completed software module depends is ready for its intended use. Costs are amortized over the estimated useful life on a straight-line basis. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Additions to capitalized software are reported within capital expenditures in the Consolidated Statements of Cash Flows.
Production costs for software to be sold, leased or otherwise marketed are capitalized in accordance with ASC Topic 985-20, Costs of Software to be Sold, Leased, or Marketed. Costs incurred in research and development of new releases or significant enhancements of software products that add new functionality are expensed until technological feasibility of the software product has been established and all research and development activities for the other components of the product or process have been completed. Technological feasibility is established when all of planning, designing, coding, and testing activities are completed that are necessary to establish that the product can be produced to meet its design specifications, including features, and technical performance requirements. Production costs incurred subsequent to establishing technological feasibility are capitalized up until the software is available for general release. These production costs include direct and indirect costs. These costs are amortized on a straight-line basis over the useful life of the software (three to seven years), beginning when the related system is considered ready for use or available for sale. Annual revenues earned over the life of the product are steady and approximate straight line.
Amortization expense of capitalized internal-use software costs totaled $45 million, $51 million and $53 million for the years ended December 31, 2021, 2020 and 2019. The product costs incurred to develop software related courses that will be sold or delivered to customers are capitalized and amortized over the period over which the course is expected to generate revenues (generally two to three years).
Derivative Financial Instruments
The Company has global operations and conducts business denominated in various foreign currencies. In order to reduce the cash flow impact from the variation of foreign currency exposures, from time to time, the Company enters into both foreign currency forward and option contracts. The use of derivatives is restricted to those intended to reduce the risk of exposure to any currency. The Company does not enter into financial instruments for trading or speculative purposes. The Company had no open derivative instruments as of December 31, 2021 or 2020. The Company records gains and losses related to the changes in fair value, and the settlement of the currency hedging instruments, as investment income in the Consolidated Statements of Operations.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and contract assets. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. The Company believes the likelihood of incurring material losses due to concentration of credit risk is minimal. The Company actively limits its exposure to credit risk by maintaining cash deposits with major financial institutions as

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
counterparties and by maintaining accounts receivable with a large number of customers in diverse industries and geographies in addition to establishing reasonable credit approvals and limits.
Foreign Currency
The functional currency of certain of the Company’s foreign affiliates is the local currency. Assets and liabilities of international subsidiaries have been translated into U.S. dollars at year-end exchange rates, and income and expense items have been translated using monthly average exchange rates for the year. The resulting currency translation adjustments have been recorded as a separate component of other comprehensive income (loss). The Company revalues assets and liabilities entered in foreign currency using the year-end exchange rate and the resulting unrealized gain (loss) is recorded as other (expense) income, net in the Consolidated Statements of Operations. Realized losses on foreign currency transactions totaled $9 million in 2021, $5 million in 2020 and $9 million in 2019 and have been recorded as selling, general and administrative expenses in the Consolidated Statements of Operations.
Fair Value
The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities.
The carrying amount of revolving credit facilities approximate fair value, since interest rates are adjusted monthly, or quarterly, based on current market rates. The carrying amount of term loans approximate fair value.
ASC Topic 820, Fair Value Measurement (“ASC 820”), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:
•Level 1 observable inputs such as quoted prices in active markets;
•Level 2 inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
•Level 3 unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.
ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. The Company does not have any assets or liabilities measured at fair value on a recurring basis that are level 3, except for certain pension assets discussed in Note 12. The Company did not have any transfers between fair value levels during the years ended December 31, 2021 and 2020.
Contract Liabilities
Contract liabilities include payments received in advance of performance under the contract and are subsequently reduced when the associated revenue is recognized for the respective contract. Amounts initially recorded as contract liabilities are recognized as revenue in accordance with the Company’s revenue recognition policy.
Cost of Revenue
Cost of revenue includes personnel related expenses consisting of salaries, incentives, stock-based compensation and fringe benefits for employees directly attributable to revenue generation across each of our four service categories. In addition, cost of revenue includes facility related costs for labs and other buildings where testing and inspection services are performed, depreciation on equipment used in testing, amortization of capitalized

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
software, customer-related travel costs, expenses related to third party contractors or third party facilities and consumable materials and supplies used in testing and inspection and other costs associated with generating revenue.
Selling, General and Administrative Expenses
Selling, general and administrative expenses include personnel related expenses consisting of salaries, incentives, stock-based compensation and fringe benefits for indirect administrative functions such as executive, finance, legal, human resources and information technology, not included within cost of revenue. Additionally, selling, general and administrative expenses include facility costs, depreciation and amortization, internal research and development costs as well as expenditures related to software licenses, legal and accounting fees, travel, marketing, bad debt and non‑chargeable materials and supplies.
Other (Expense) Income, net
Other (expense) income, net consists primarily of non-operating gains, income and expenses related to the revaluation performed on designated balance sheet accounts, investment income, equity in earnings of non-consolidated affiliates, and non-operating pension and postretirement benefit expenses.
Stock-based Compensation
The Company maintains a cash-settled stock appreciation rights (“CSAR”) plan for certain employees and officers. We measure CSARs based on their fair value in accordance with ASC Topic 718, Compensation—Stock Compensation. Compensation expense is recognized ratably over the requisite service period, which is generally the vesting period of the respective award. The compensation expense recognized for our stock-based compensation awards is net of estimated forfeitures. Forfeitures are estimated based on an analysis of historical share forfeitures.
The fair value of a CSAR is estimated using a Black-Scholes-Merton option valuation model that uses various assumptions including the estimated value of the underlying stock price, the expected stock price volatility, the risk-free interest rate, and expected term of the CSAR.
The absence of a public market for our common stock requires management to estimate the fair value per share of common stock. As set forth in the LTIP (as defined below), the determination is made at the direction of the compensation committee and pursuant to a reasonable valuation method in accordance with Section 409A of the Internal Revenue Code, including without limitation, by reliance on third-party valuations completed within the preceding twelve months. In 2021, the valuation methodology used a combination of an income approach and a market approach. In 2020 and 2019, the valuation methodology used only an income approach. The change in approach was driven by a number of factors occurring in the third and fourth quarters of 2021 that made us more comparable to publicly traded peer companies and make the market approach more relevant to the common stock valuation. These factors included the proximity of a potential initial public offering date, the consideration of planned debt financing and the impacts of certain other strategic business changes.
The fair value using the income approach is determined using a discounted cash flow analysis to estimate future cash flows of the business, discounted at an appropriate risk-adjusted rate. We use our internally developed long-range plans of earnings before interest, taxes, depreciation, amortization, capital expenditures and working capital to estimate future cash flows and include an estimated long-term future growth rate based on our most recent view of the long-term outlook for the business. Development of our long-range plans includes consideration of current and projected levels of income based on management’s plans for the business, business trends, market and economic conditions, as well as other relevant factors. The discount rate is determined using inputs from guideline public companies, adjusted for company specific factors.
The fair value using the market approach is derived from market multiples using comparable publicly traded companies for a group of benchmark companies. The selection of comparable businesses is based on the markets in which we operate given consideration to risk profiles, size, geography and diversity of products and services. The multiples are applied to estimated revenue and earnings before interest, taxes, depreciation and amortization for the next annual period using our internally developed long-range plans.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
The valuation methodology also considers several objective and subjective factors to estimate the fair value per share of our common stock, including market conditions, Company developments and milestones, any transactions involving our stock, our financial position, including cash on hand and our historical and forecasted performance and operating results, and the likelihood of achieving a liquidity event, such as an initial public offering in light of prevailing market conditions. Third-party valuations are performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.
We estimate volatility based on the volatility of a set of comparable peer companies. The risk-free interest rate represents the continuously compounded yield on zero coupon U.S. Treasury STRIPs with a remaining term equivalent to the estimated remaining term of the CSAR. The expected term is estimated based on a number of inputs including the stock price, volatility, and time remaining to expiration.
Income Taxes
The Company recognizes income taxes based on amounts refundable or payable for the current year and records deferred tax assets or liabilities for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and tax credit carryforwards. Deferred tax assets and liabilities are measured using current enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. Inherent in determining the annual tax rate, are judgments regarding business plans, planning opportunities and expectations about future outcomes. Realization of certain deferred tax assets, primarily net operating loss and other carryforwards, is dependent upon generating sufficient taxable income in the appropriate jurisdiction prior to the expiration of the carryforward periods. The Company has classified all deferred tax assets and liabilities, along with any related valuation allowances, as net non-current on the Consolidated Balance Sheets. Deferred tax expense or benefit is the result of changes in the deferred tax asset or liability.
The Company records valuation allowances to reduce deferred tax assets to the amount that is more-likely-than-not to be realized. When assessing the need for valuation allowances, the Company considers all available evidence, including three years of cumulative operating income/(loss), expected future taxable income and ongoing prudent and feasible tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizable value of deferred tax assets in future years, the Company would adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.
For uncertain tax positions related to exposures associated with various tax filing positions, the Company recognizes a tax benefit only if it is more‑likely‑than‑not that the tax position will be sustained upon examination by the relevant taxing authorities, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that is more‑likely‑than‑not to be realized upon settlement. We adjust our liability for unrecognized tax benefits in the period they are settled, the statute of limitations expires, or when new information becomes available.
The Company has generated income in certain foreign jurisdictions that may be subject to additional foreign withholding taxes and U.S. state income taxes, if repatriated. We regularly review our plans for reinvestment or repatriation of unremitted foreign earnings. We currently have two affiliates for which tax liabilities are recorded on unremitted foreign earnings. Our assertion on indefinite reinvestment of foreign earnings is based upon assumptions of future liquidity needs of the business and cash flow projections of affiliates.
Recently Issued Accounting Standards - Adopted
Effective January 1, 2021, the Company adopted Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. Under this guidance, the accounting for income taxes is simplified by removing certain exceptions previously included in the guidance. The standard also provides new guidance on accounting for specific taxes and minor codification improvements. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
Effective January 1, 2021, the Company adopted ASU No. 2020-01, Clarifying the Interactions between Topic 321, Investments—Equity Securities, Topic 323, Investments—Equity Method and Joint Ventures, and Topic 815, Derivatives and Hedging. This guidance eliminates differences in practice among fair value accounting for investments in equity securities, equity method investments and certain derivative instruments. The standard is expected to increase comparability of the accounting for these items. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.
Effective January 1, 2020, the Company early adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and the associated ASUs (“ASC 326”). The amendments replace the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. Accordingly, companies are required to consider forward-looking information to estimate credit losses expected to occur over the estimated life of an asset, including losses that may be incurred in future periods. ASC 326 impacts our financial instruments held at amortized cost including accounts receivables and contract assets. As a result of using the modified retrospective adoption approach, the Company recorded a noncash cumulative effect adjustment to retained earnings of $3 million, net of $1 million of income taxes, on the opening Consolidated Balance Sheet as of January 1, 2020.
In addition, for available-for-sale debt securities, ASC 326 replaces the other-than-temporary impairment model and requires the recognition of an allowance for reductions in a security’s fair value attributable to declines in credit quality, instead of a direct write-down of the security when a valuation decline is determined to be other-than-temporary. The impact of adopting ASC 326 had an immaterial impact on the allowance of credit losses on available-for-sale debt securities.
Effective January 1, 2020, the Company adopted ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the standard remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, “Fair Value Measurement.” The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.
Effective January 1, 2020, the Company adopted ASU No. 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20). Under this guidance, a company will modify its fair value accounting policy and fair value of financial instruments footnote disclosures. The primary change increases disclosure requirements around level 3 assets. There is a reduction in disclosure requirements around level 1 and 2 transfers, as well as, the valuation process policy followed. The adoption of this ASU was applied on a retrospective basis to all periods presented. Refer to Note 12 for additional information.
Effective March 12, 2020 upon issuance, the Company adopted ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by the transition away from reference rates expected to be discontinued to alternative reference rates. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.
Recently Issued Accounting Standards - Not Adopted
In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers—Topic 805, Business Combinations. The guidance eliminates diversity in practice related to contract liabilities recognized in a business combination, as well as accounting for payment terms and their effect on subsequent revenue recognized by the acquirer. The guidance is effective for the Company’s fiscal year beginning January 1, 2023, with early adoption permitted. We are assessing the impact this standard may have on our consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. The amendments in the guidance remove, modify and add certain disclosure requirements related to government assistance covered in ASC Topic 832, Government Assistance. The ASU is effective prospectively for the fiscal years beginning after December 15, 2021, with early adoption permitted. We are assessing the impact this standard may have on our consolidated financial statements.
2. Earnings Per Share
Basic and diluted earnings per share are calculated for the years ended December 31 as follows:

(in millions, except per share data and shares outstanding)	2021	2020	2019
Net income attributable to stockholder of UL Inc.	$224	$231	$246
Basic weighted average common shares outstanding	18,406,675	100	100
Effect of dilutive securities	—	—	—
Diluted weighted average common shares outstanding	18,406,675	100	100

Basic earnings per share attributable to stockholder of UL Inc.	$12.17	$2,310,000	$2,460,000
Diluted earnings per share attributable to stockholder of UL Inc.	$12.17	$2,310,000	$2,460,000
During the year ended December 31, 2021 we issued 99,999,900 additional shares of Class A common stock, which resulted in a significant increase to our weighted average common shares outstanding. Refer to Note 16 for further details.
3. Revenue
The table below summarizes the revenue streams from which the Company derives its revenues for the years ended December 31:

(in millions)	2021	2020	2019
Certification Testing	$678	$635	$636
Ongoing Certification Services	829	766	740
Non-certification Testing, Inspections and Audit	628	558	586
Software and Advisory	382	342	353
Total	$2,517	$2,301	$2,315
Description of Revenue Streams
Certification Testing
Certification Testing involves the evaluation of products, components and systems in accordance with industry standards, regulatory requirements and other design and performance specifications. As a result of the certification testing process, many of our customers are authorized to use the UL-in-a-circle certification mark (the “UL Mark”) on their products, packaging and marketing collateral to demonstrate to the marketplace that their tested product met the applicable requirements. This service supports our customers’ new product development processes and helps customers mitigate risk, demonstrate safety compliance and deliver confidence to businesses and consumers, and it drives demand for Ongoing Certification Services. Certification testing services often lead to Ongoing Certification Services to support the continued safety, compliance and performance objectives of the customer.
Contracts are generally structured as fixed payments as the total amount to be charged to the customer does not vary. Revenue from Certification Testing is generally recognized over-time. In these cases, the services create an asset with no alternative use as each of the services are specific to the products and specifications provided by the customer, and the Company has an enforceable right to payment. Generally, revenue is recognized using an input method based on the relationship between time elapsed and expected project duration which is considered the most indicative of the Company’s performance to date under the terms of the contract.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
In some instances, revenue from Certification Testing does not meet the over-time criteria and is recognized at a point in time when control is transferred to the customer. Control is transferred to the customer upon the delivery of the test report to the customer. These instances occur when the agreement or the nature of the services causes a lack of right to payment until control transfer.
Ongoing Certification Services
In order to maintain the right to use the UL Mark on and in conjunction with their products and to meet certain regulatory requirements, our customers must meet specific certification program requirements, including mandatory inspection and monitoring by us. These requirements, addressed through tailored certification and inspection services, are designed to validate the continued compliance of our customers’ previously certified products, components, and systems. We deliver these services through periodic inspections, initial and follow-up audits, sample testing, and UL label usage, the frequency and combination of which can vary based on product, component or system type, production volume and historical customer compliance. These services are designed and executed to help protect the integrity of the UL Mark.
Contracts are generally structured as fixed payments as the total amount to be charged to the customer does not vary. In some cases, the customer is charged a usage price based on its total production volume. Revenue from compliance program contracts is recognized over-time on a straight-line basis because the customer receives and consumes the benefit of continued certification as the Company performs services through the periodic verification of the customers’ compliance.
As part of Ongoing Certification Services, customers may order physical labels (recorded in other assets) that bear the UL Mark to affix to their products to demonstrate to end-customers that the products comply with the certification requirements of the Company. The labels are a separate performance obligation, distinct from the compliance program. Revenue from physical labels is recognized upon shipment, the point in time in which the customer obtains control of the labels.
Non-certification Testing, Inspections and Audit
Non-certification Testing, Inspection and Audit services consist of performance testing against customer or other requirements that may or may not be required by any regulation and may or may not necessarily result in a certification, but which are still desired by our customers to help ensure the desired safety, performance and reliability of their products. Other services include on-site and remote inspections, audits and field engineering specialty services. Additionally, our non-certification offerings provide us with insight into the supply chains of our customers, which often leads to incremental cross-selling opportunities for additional UL services.
Contracts are generally structured as fixed payments as the total amount to be charged to the customer does not vary. For services where the customer does not simultaneously receive and consume the benefit of the performance obligation, revenue is recognized upon the delivery of the final deliverables to the customer. For services that create an asset with no alternative use as each of the services are specific to the products and specifications provided by the customer, and the Company has an enforceable right to payment, revenue is recognized over-time using an input method based on the relationship between time elapsed and expected project duration which is considered the most indicative of the Company’s performance to date under the terms of the contract.
Software and Advisory
Our broad suite of software and advisory services enhances our customers’ risk management processes by enabling them to proactively reduce risk, improve operational and quality performance and help to ensure on-going environmental, health and safety (“EHS”) compliance across their systems, assets and enterprises. Our software and advisory services are highly complementary to the other services we offer and allow us to deliver fully integrated solutions to our customers.
Our Software as a Service (SaaS) and licensed software solutions provide data-driven supply chain insights (e.g. chemical management), sustainability monitoring and verification (e.g. energy consumption tracking), compliance

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
reporting (e.g. employee safety training), engineering process management, building health and safety and product and process cybersecurity evaluations (e.g. vulnerability assessments).
Our advisory services teams provide guidance that is highly tailored to support our customers’ efforts to effectively manage safety, compliance and regulatory risks, enhance security and sustainability and access new markets. We provide these services across a number of end markets and applications, including retail, life sciences, renewable energy and real estate.
Contracts are structured as fixed payments as the total amount to be charged to the customer does not vary. The Company generally recognizes revenue from on-premise software at a point in time when it is made available to the customer. The Company generally recognizes revenue from SaaS contracts, which are provided on a subscription basis, ratably over the contract period beginning on the date the service is first made available to the customer. The revenue from implementation services, post-contract customer support services, and other customer support services is recognized over the service period as the customer benefits from the services as they are performed. Advisory revenue is generally recognized over time.
Contract Balances
The following table summarizes contract balances as of December 31:

(in millions)	2021	2020
Accounts receivable, net of allowance	$368	$368
Contract assets, net of allowance	$189	$198
Contract liabilities	$135	$129
Gross contract liabilities for services totaled $108 million and $109 million as of December 31, 2021 and 2020, respectively, which are reduced by previously recognized revenue of $34 million and $36 million as of December 31, 2021 and 2020, respectively. In addition, contract liabilities include amounts collected for annual fees as well as fees collected on software license arrangements that are earned over the term of the arrangement. Contract liabilities for these services totaled $61 million and $56 million as of December 31, 2021 and 2020, respectively.
The revenue recognized during the year ended December 31, 2021 that was included in contract liabilities at December 31, 2020 amounted to $108 million. The revenue recognized during the year ended December 31, 2020 that was included in contract liabilities at December 31, 2019 amounted to $96 million.
Remaining Performance Obligations
At December 31, 2021, the Company estimates that $148 million in revenue is expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. The Company expects to recognize approximately 68% of its unsatisfied (or partially unsatisfied) performance obligations as revenue in 2022, with the remaining balance to be recognized in 2023 and thereafter.
Remaining consideration, including variable consideration, from contracts with customers is included in the amount presented above and pertains to contracts with multiple performance obligations, extended warranties on products and multi-year maintenance agreements, which are typically recognized as the performance obligation is satisfied.
4. Acquisitions
The Company’s acquisitions have historically been made at prices above the determined fair value of the acquired identifiable net assets, resulting in goodwill attributable to the value of the assembled workforce, as well as expected synergies with the Company’s existing lines of business. These synergies include the elimination of redundant facilities, functions and staffing; use of the Company’s existing commercial infrastructure to expand sales of the acquired businesses’ products; and use of the commercial infrastructure of the acquired businesses to cost-effectively expand sales of Company products. Aggregate acquisition-related costs associated with business

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
combinations are not material for the years ended December 31, 2021, 2020 and 2019 and are included in selling, general and administrative expenses in our Consolidated Statements of Operations as incurred.
In July 2021, the Company acquired approximately 97% of the equity securities of Method Park Holding AG (“Method Park”), a stock corporation incorporated in Germany, for approximately $50 million in cash (as adjusted for customary post-closing adjustments). In October 2021, the Company acquired the remaining equity securities of Method Park for approximately $2 million in cash (as adjusted for customary post-closing adjustments). Method Park specializes in process engineering solutions, training and advisory services focusing on the safety critical aspects of the automotive, medical and aerospace industries.
Goodwill of $38 million resulting from the Method Park acquisition relates to expected synergies with our existing lines of business, as well as the value of the assembled workforce, and has been included within our Consumer segment. Goodwill related to this acquisition is not deductible for income tax purposes.
The following table summarizes the allocation of the purchase price to the fair value of assets acquired and liabilities assumed for the Method Park acquisition.

(in millions)
Cash	$4
Accounts receivable and other current assets	10
Intangible assets	12
Goodwill	38
Capitalized software and other assets	4
Operating lease right-of-use assets	11
Total assets	79
Other current liabilities and accruals	(12)
Operating lease liabilities - long term	(10)
Deferred income taxes	(5)
Total fair value of net assets acquired	52
Less: Non-controlling interest	(2)
Total consideration transferred	$50
In December 2019, the Company acquired 100% of the outstanding equity interests of HOMER Energy, LLC (“HOMER”) for $7 million. The aggregate purchase price consists of $6 million of cash paid in 2019 and an aggregate holdback of $1 million. A majority of the holdback amount is available to be used to offset a specific potential liability, with the balance being available to be used to offset any unexpected liabilities that are the responsibility of the sellers. HOMER is a U.S.-based private provider of training, advisory and analytic services, tools and software for decision making about the optimal mix of resources, system configuration, and capital and operating costs of microgrids. Of the purchase price, $5 million has been allocated to goodwill within our Enterprise and Advisory segment, all of which is deductible for tax purposes.
In June 2019, the Company acquired 100% of the outstanding equity interests of kVertex Associates LLC (“KVA”) for $10 million. The aggregate purchase price consists of $9 million of cash paid in 2019 and $1 million which was placed in escrow upon acquisition and subsequently paid in June 2020. KVA is a U.S.-based technical and management advisory company that specializes in training and advising automotive developers and suppliers on the safety of autonomous vehicles and electrification of automotive systems. Of the purchase price, $1 million has been allocated to certain intangible assets and $8 million has been allocated to goodwill within our Industrial and Consumer segments, all of which is deductible for tax purposes.
In June 2019, the Company acquired 100% of the outstanding stock of Healthy Buildings International, Inc. (“HIT”) for $19 million. The aggregate purchase price consists of $17 million of cash paid in 2019 and a holdback of $2 million, which was paid in December 2020. HIT is a U.S.-based indoor environmental quality assurance and sustainable services company that provides indoor air quality and energy audits for buildings. Of the purchase price,

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
$1 million and $6 million has been allocated to intangible assets in the form of non-competition agreements and customer relationships, respectively, and $9 million has been allocated to goodwill within our Enterprise and Advisory segment, all of which is deductible for tax purposes.
In June 2019, the Company acquired 100% of the outstanding stock of Dokimi Group Limited (“Dokimi”) for $9 million in cash. Of the purchase price, $1 million has been placed in escrow to offset any unexpected liabilities that are the responsibility of the sellers. Dokimi is a UK-based building envelope testing and certification firm. Of the purchase price, $7 million has been allocated to goodwill within our Industrial segment, none of which is deductible for tax purposes.
The following table summarizes the allocation of the purchase price to the fair value of assets acquired and liabilities assumed for the acquisitions that took place in 2019.

(in millions)
Cash	$2
Current assets	5
Property, plant and equipment	1
Intangible assets	9
Goodwill	29
Capitalized software and other assets	2
Current liabilities	(2)
Other liabilities	(1)
Total fair value of net assets acquired	$45
5. Other (Expense) Income, net
The components of other (expense) income, net for the years ended December 31 are as follows:

(in millions)	2021	2020	2019
Foreign exchange (losses) gains	$(2)	$(11)	$1
Investment income, net of fees	7	14	13
Equity in earnings of non-consolidated affiliates	11	3	3
Non-operating pension and postretirement benefit expense	(19)	(22)	(14)
U.S. pension plan settlement losses	(11)	(15)	(10)
Other	2	2	—
Total	$(12)	$(29)	$(7)
6. Fair Value of Financial Instruments and Available-for-sale Debt Securities
The following tables present the Company’s fair value hierarchy for financial instruments measured at fair value and is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Balance Sheets.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
Investments at Fair Value

	As of December 31, 2021
(in millions)	Level 1	Level 2	Level 3	Total Fair Value
Short-term investments:
Certificates of deposit	$47	$—	$—	$47
Long-term investments:
Private equity(a)				4
Total investments at fair value				$51
__________________
(a)In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Balance Sheets.

	As of December 31, 2020
(in millions)	Level 1	Level 2	Level 3	Total Fair Value
Long-term investments:
Cash and cash equivalents	$1	$—	$—	$1
US treasury and government obligations	31	—	—	31
Corporate bonds	—	203	—	203
Mortgage and other asset-loans and securities	—	131	—	131
Total assets in the fair value hierarchy	$32	$334	$—	$366
Private equity(a)				4
Total investments at fair value				$370
__________________
(a)Described in previous table.
Available-for-sale Debt Securities
During 2021, the Company sold all of its available-for-sale debt securities for $367 million, resulting in a gain of $2 million recognized in other expense (income), net for the year ended December 31, 2021.
The following tables summarize the unrealized positions for available-for-sale debt securities as of December 31, 2020.

	As of December 31, 2020
(in millions)	Amortized Cost	Accrued Interest	Unrealized Gains	Total Fair Value
US Treasury and government obligations	$31	$—	$—	$31
Corporate bonds	197	2	4	203
Mortgage and other asset-loans and securities	130	—	1	131
Total available-for-sale debt securities	$358	$2	$5	$365
The Company concluded that no impairment losses existed as of December 31, 2020.
As of December 31, 2020, the Company had available-for-sale debt securities in a continuous unrealized loss position for less than twelve months with fair values of $1 million for US treasury and government obligations, $3 million for corporate bonds and $11 million for mortgage and other asset-loans and securities. The unrealized losses for these securities were immaterial both individually and cumulatively. The Company had no available-for-sale debt securities in a continuous unrealized loss position for twelve months or greater as of December 31, 2020.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
The contractual maturities of these available-for-sale debt securities were as follows:

	As of December 31, 2020
(in millions)	Cost	Estimated Fair Value
Within 1 year	$45	$45
After 1 year through 5 years	312	319
After 5 years through 10 years	1	1
Total	$358	$365
Valuation Methods
Quoted market prices in active markets for all Level 1 investments were available at December 31, 2020.
Level 2 investments generally include corporate bonds and agency securities traded through broker dealers. Fair value for these instruments is based on quoted prices for similar instruments in active markets.
Composition of Investment Income
The composition of investment income, net of fees, was as follows for the years ended December 31:

(in millions)	2021	2020	2019
Interest and dividend income	$7	$10	$13
Realized gain	3	5	2
Realized loss	(3)	(1)	(2)
Total	$7	$14	$13
7. Investments
Equity Investments in Non-consolidated Affiliates
The Company has a 27.8% ownership share in DQS Holding GmbH (“DQS”), a global management system assessment company, headquartered in Germany. The Company accounts for this investment using the equity method. The carrying amount of the Company’s investment in DQS was $23 million and $14 million for the years ended December 31, 2021 and 2020, respectively. DQS paid dividends to the Company of $2 million in 2021 and 2020, net of withholding taxes. The Company recorded equity earnings of $11 million in 2021 and $3 million in 2020.
The Company has a 45% ownership share in Gulf Renewable Lab Company (“GCCE Lab”), located in Saudi Arabia, that was created through a joint venture between GCC Electrical Equipment Testing Lab and the Company. The Company accounts for this investment using the equity method. The carrying amount of the Company’s investment in GCCE Lab was $2 million and $3 million for the years ended December 31, 2021 and 2020, respectively. The equity losses recorded by the Company for the years ended December 31, 2021 and 2020 were immaterial.
The Company owns shares in various affiliates ranging from 1-8% of their equity. The Company accounts for these and similar previously acquired investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The carrying amount of these investments was $19 million and $22 million at December 31, 2021 and 2020, respectively.
Variable Interest Investment
The Company owns 70% of the equity interests of UL-CCIC Company Limited (“UL-CCIC”), an entity formed under the laws of the People’s Republic of China (“P.R.C”). The remaining 30% of the equity interests are owned by

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
China Certification & Inspection (Group) Co., Ltd. (“CCIC”), a Chinese state-owned enterprise. UL-CCIC offers product safety testing services enabling its customers to access North American and other international markets, Electromagnetic Compatibility (“EMC”) and commercial inspection and testing services. UL-CCIC provides local voluntary certification schemes to help their customers differentiate their products within the China market. UL-CCIC also offers China Compulsory Certification (“CCC”) testing service under some product categories, which is approved by the Certification and Accreditation Administration P.R.C. and market access agency services to manufacturers outside of the P.R.C. to help them obtain the CCC mark.
UL-CCIC is governed by an agreement first entered into in June 2002, and has been amended from time to time. UL-CCIC was established with an initial duration of 10 years, starting from the date that it obtained its business license. The duration was subsequently extended and will currently expire in January 2023. The Company and CCIC are in discussions to extend the duration of the UL-CCIC agreement.
The board of directors of UL-CCIC consists of seven directors, with four appointed by UL and three by CCIC. The chair of the UL-CCIC board of directors is appointed by UL and the vice chair by CCIC. UL-CCIC has a general manager, who is in charge of the day-to-day management of UL-CCIC and reports to the UL-CCIC board of directors. UL has the exclusive right to nominate the general manager. The Company is not contractually required to provide additional financing support to UL-CCIC.
The Company determined that it is the primary beneficiary of UL-CCIC because UL has the power to direct many of the activities that most significantly impact the performance of the entity through its right to appoint a majority of the directors on UL-CCIC’s board of directors, as well as the general manager. Pursuant to the governing documents of UL-CCIC, certain decisions and actions of its board of directors require either unanimous approval or the approval of two-thirds of the directors; however, the Company believes that such decisions and actions are not the most significant to the performance of UL-CCIC. As such, the Company consolidates UL-CCIC as a variable interest entity (“VIE”). The profits and losses of UL-CCIC are shared by the parties in proportion to their respective contributions to registered capital. Such equity interest represents the Company’s variable interest in UL-CCIC and provides for participation in both the risk of loss and future economic gains.
UL-CCIC is a separate legal entity and its assets are legally owned by UL-CCIC and are not available to the Company’s creditors. UL-CCIC assets of $163 million and $165 million and liabilities of $69 million and $77 million, inclusive of intercompany eliminations, were included in the Company’s Consolidated Balance Sheets at December 31, 2021 and 2020, respectively.
8. Property, Plant and Equipment
The components of property, plant and equipment, net were as follows:

(in millions)	2021	2020
Land and improvements	$31	$32
Building and building improvements	350	355
Leasehold improvements	129	126
Machinery, equipment and office furniture	663	619
Property, plant and equipment, gross	1,173	1,132
Total accumulated depreciation	(722)	(679)
Property, plant and equipment, net	$451	$453
Depreciation expense for the years ended December 31, 2021, 2020 and 2019 was $76 million, $74 million and $70 million, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
9. Goodwill
Changes in the carrying amount of goodwill for the years ended December 31, 2021 and 2020 are as follows:

	TIC
(in millions)	Industrial(a)	Consumer(a)	Enterprise and Advisory(a)	Total
Balance at December 31, 2019	$299	$212	$70	$581
Acquisitions	1	—	—	1
Effect of changes in foreign exchange rates	4	6	1	11
Balance at December 31, 2020	$304	$218	$71	$593
Acquisitions	—	38	—	38
Effect of changes in foreign exchange rates	(2)	(6)	(2)	(10)
Balance at December 31, 2021	$302	$250	$69	$621
__________________
(a)The information presented above reflects the retrospective application of the change in segments effective January 1, 2021. Historically, we have evaluated the recoverability of goodwill in accordance with our previous reporting units and segment structure. As detailed in Notes 1 and 21, effective January 1, 2021, we have three reportable segments. Each reportable segment contains several reporting units, which is the level at which goodwill is evaluated for recoverability. Immediately before and after the change in segments, and the consequential change in reporting units, we tested goodwill for recoverability. No impairment was identified to any of our reporting units as a result of this process.
The Company’s annual impairment analyses for 2021 and 2020 indicated no impairment of goodwill. The carrying amount of goodwill at December 31, 2021 and December 31, 2020 is net of accumulated impairment losses of $129 million.
10. Intangible Assets
The following tables summarize intangible assets as of December 31:

		As of December 31, 2021
(in millions)	Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	7 - 15 years	$246	$(188)	$58
Intellectual property and patents	3 - 15 years	20	(15)	5
Non-competition agreements	3 - 5 years	8	(7)	1
Trademarks	2 - 13 years	36	(27)	9
Total		$310	$(237)	$73

		As of December 31, 2020
(in millions)	Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	7 - 13 years	$244	$(172)	$72
Intellectual property and patents	3 - 15 years	16	(14)	2
Non-competition agreements	3 - 5 years	8	(7)	1
Trademarks	2 - 9 years	32	(25)	7
Total		$300	$(218)	$82
We did not recognize any impairments of intangible assets for the years ended December 31, 2021 or 2020.
Intangible Asset Amortization Expense
The weighted average remaining amortization period is approximately 9 years. Intangible asset amortization expense, reported within selling, general and administrative expenses within the Consolidated Statement of

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
Operations, was $21 million, $23 million and $26 million for the years ended December 31, 2021, 2020 and 2019, respectively.
As of December 31, 2021, estimated future amortization expense for intangible assets is as follows:

(in millions)
2022	$16
2023	12
2024	10
2025	8
2026	6
11. Accrued Expenses
The components of accrued expenses as of December 31 are as follows:

(in millions)	2021	2020
Accrued compensation and benefits	$383	$272
Accrued income taxes	29	50
Other accrued expenses	29	43
Total	$441	$365
12. Pension and Postretirement Benefit Plans
Pension
The Company has various non-contributory defined benefit pension plans covering certain employees and retired employees of the Company, Underwriters Laboratories Inc. and ULS, Inc. The benefits are based on years of service and participant compensation. With the exception of Taiwan, Japan and Switzerland, these plans have been frozen for new employees. No future employees will be eligible to participate in these plans. As discussed in Note 20, the pension amounts reported here represent the balances related to all participants in the plans, including those of the U.S. employees of Underwriters Laboratories Inc. and ULS, Inc. The Company uses the spot rate approach for calculating service cost and interest cost.
The Company recognized settlement losses of $11 million, $15 million and $10 million in 2021, 2020 and 2019, respectively, in other (expense) income, net related to its U.S. pension plan. The settlement losses resulted from total lump sum payments of $33 million, $33 million and $24 million in 2021, 2020 and 2019, respectively, which exceeded annual service and interest costs of the plan. The Company’s funding policy is to contribute to defined benefit pension plans in the United States and a number of other countries when pension laws and/or economics either require or encourage funding.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
The following table provides a reconciliation of charges in the defined benefit pension obligations and fair value of assets for the years ended December 31, and a statement of funded status as of December 31:

	U.S.		Non U.S.
(in millions)	2021	2020	2021	2020
Change in projected benefit obligation
Projected benefit obligation at beginning of year	$561	$531	$184	$155
Service cost	4	5	6	7
Interest cost	13	15	2	3
Actuarial (gain) loss	(20)	54	(1)	11
Benefits paid	(44)	(44)	(3)	(3)
Exchange rate (gain) loss	—	—	(7)	11
Projected benefit obligation at end of year	514	561	181	184
Change in fair value of plan assets
Fair value of plan assets at beginning of year	303	283	61	53
Actual return on plan assets	37	26	4	6
Employer contribution	29	38	2	1
Benefits paid	(44)	(44)	(3)	(2)
Exchange rate (gain) loss	—	—	(2)	3
Fair value of plan assets at end of year	325	303	62	61
Underfunded status of plans	$(189)	$(258)	$(119)	$(123)
Amounts recognized in Consolidated Balance Sheets
Current liabilities	$—	$—	$(1)	$(1)
Non-current liabilities	(189)	(258)	(118)	(122)
Total liability at end of year	$(189)	$(258)	$(119)	$(123)
Amounts recognized in accumulated other comprehensive (loss) income
Net actuarial loss	(167)	(238)	(41)	(46)
Net amount recognized	$(167)	$(238)	$(41)	$(46)
Total benefits cost and amounts recognized in other comprehensive income for the years ended December 31 are as follows:

	U.S.			Non U.S.
(in millions)	2021	2020	2019	2021	2020	2019
Components of net periodic benefit cost
Service cost	$4	$5	$4	$6	$7	$6
Interest cost	13	15	17	2	3	3
Expected return on plan assets	(16)	(17)	(18)	(2)	(2)	(2)
Amortization of net actuarial loss	18	21	14	3	2	1
Settlement losses	11	15	10	—	—	—
Net periodic pension cost	$30	$39	$27	$9	$10	$8
Amounts recorded in other comprehensive income
Balance at beginning of the year	$238	$229	$167	$46	$41	$31
Net actuarial (gain) loss	(41)	45	86	(2)	7	11
Amortization of
Prior service credit	—	—	—	—	(1)	—
Net actuarial loss	(30)	(36)	(24)	(3)	(1)	(1)
Balance at end of the year	$167	$238	$229	$41	$46	$41

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
The service cost component of net periodic benefit cost is recorded in the same line items as other compensation costs arising from services rendered, in cost of revenue, and in selling, general and administrative expense. The other components of net periodic benefit cost are recorded in other (expense) income, net.
The following benefit payments, which reflect expected future service, are expected to be paid as follows:

(in millions)	U.S.	Non U.S.	Total
2022	$45	$4	$49
2023	38	6	44
2024	37	4	41
2025	38	5	43
2026	39	5	44
Years 2027 through 2031	166	35	201
The Company anticipates contributing in 2022 approximately $nil and $2 million to its U.S. and foreign pension plans, respectively.
The weighted average assumptions used in the measurement of the benefit obligations at December 31 are as follows:

	U.S.		Non U.S.
	2021	2020	2021	2020
Discount rate	3.0%	2.7%	0.2 - 2.9%	0.1 - 3.1%
Rate of compensation increase	2.3 % for 2021 3.0 % for 2022+	2.3 % for 2021 3.0 % for 2022+	1.5 - 4.0%	1.5 - 4.0%
The weighted average assumptions used in the measurement of the net periodic benefit costs for the years ended December 31 are as follows:

	U.S.			Non U.S.
	2021	2020	2019	2021	2020	2019
Discount rate	2.7%	3.4%	4.5%	0.1 - 2.5%	0.3 - 3.9%	0.6 - 3.9%
Expected return on plan assets	6.0%	6.0%	6.5%	0.6 - 5.0%	0.3 - 5.3%	1.0 - 5.5%
Rate of compensation increase	2.3 % for 2021 3.0 % for 2022+	3.0%	3.0%	1.5 - 4.0%	1.5 - 4.0%	2.3 - 4.0%
The expected rate of return on plan assets is determined based on long-term historical performance of plan assets, current asset allocation and expected future long-term asset returns.
The Company determines the discount rate used to measure plan liabilities as of the December 31 measurement date for the pension and postretirement benefit plans, which is also the date used for the related annual measurement assumptions. The Company uses the full Aon AA Above Median Yield Curve rather than a single discount rate.
The table below outlines the projected benefit obligation (“PBO”), accumulated benefit obligation (“ABO”) and plan assets for all plans where the ABO exceeds plan assets at December 31:

	U.S.		Non U.S.
(in millions)	2021	2020	2021	2020
Projected benefit obligation	$514	$561	$181	$184
Accumulated benefit obligation	476	517	152	155
Fair value of plan assets	325	303	62	61

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
Pension Assets
The assets in the investment portfolio for defined benefit pension plans are diversified in a manner that is intended to achieve the return objective and reduce the volatility of returns on the assets. The Company’s investment objective is to ensure that funds are available to meet the plans’ benefit obligations when they become due. The overall investment strategy is to prudently invest plan assets into diversified equity and debt securities, as well as alternative investments, to achieve long-term return expectations. The plan relies on a total return strategy in which investment returns consist of both capital appreciation (both realized and unrealized), as well as current yield (interest and dividends) over a long-term period.
The following tables present the Company’s fair value hierarchy (as defined in Note 1) for those pension assets measured at fair value at December 31:

	2021
(in millions)	Level 1	Level 2	Level 3	Total Asset Balance
U.S.
Cash and cash equivalents	$6	$—	$—	$6
Fixed-income investments	—	54	—	54
Fixed-income mutual funds	20	—	—	20
Corporate equities	—	27	—	27
Commingled equities	—	88	—	88
Equity mutual funds	68	—	—	68
Real estate mutual funds	14	—	—	14
Total U.S. assets in the fair value hierarchy	108	169	—	277
Hedge funds(a)				48
Total U.S. investments at fair value				325
Non U.S.
Cash and cash equivalents	1	—	—	1
Commingled funds	—	34	—	34
Guaranteed investment contracts	—	—	27	27
Total non U.S. assets	1	34	27	62
Total pension assets				$387
__________________
(a)In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Balance Sheets. The terms and conditions of our hedge fund investments vary, however, the majority of our hedge fund investments may be redeemed quarterly with redemption notice periods between 45-90 days. We do not intend to sell or otherwise dispose of these investments at prices different than the net asset value per share.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements

	2020
(in millions)	Level 1	Level 2	Level 3	Total Asset Balance
U.S.
Cash and cash equivalents	$3	$—	$—	$3
Fixed-income investments	—	67	—	67
Fixed-income mutual funds	15	—	—	15
Corporate equities	—	21	—	21
Commingled equities	—	68	—	68
Equity mutual funds	60	—	—	60
Master limited partnerships	—	11	—	11
Real estate mutual funds	15	—	—	15
Total U.S. assets in the fair value hierarchy	93	167	—	260
Hedge funds(a)				43
Total U.S. investments at fair value				303
Non U.S.
Cash and cash equivalents	1	—	—	1
Commingled funds	—	31	—	31
Guaranteed investment contracts	—	—	29	29
Total non U.S. assets	1	31	29	61
Total pension assets				$364
__________________
(a)Described on previous page.
The following table summarizes the changes in fair value of the Company’s Level 3 pension assets:

(in millions)	Guaranteed Investment Contracts
Balance at January 1, 2020	$23
Unrealized gain	6
Balance at December 31, 2020	$29
Unrealized loss	(2)
Balance at December 31, 2021	$27
Valuation Methods
We follow ASC Topic 820, Fair Value Measurement, in determining the fair value of plan assets within our defined benefit pension plans.
Quoted market prices in active markets for all Level 1 investments were available at December 31, 2021 and 2020.
Fixed-income investments, corporate equities, and master limited partnerships have been categorized as Level 2 as these investments do not have publicly quoted prices in active markets. Commingled funds have been categorized as Level 2 and are maintained by investment companies that hold investments in accordance with a stated set of fund objectives. The values of the commingled funds are not publicly quoted and must trade through a broker. These funds are invested in equity and fixed-income mutual funds. The fund administrator values the fund using the net asset value per fund share, derived from the quoted prices in active markets of the underlying securities.
Level 3 investments include several guaranteed investment contracts. These investments do not have actively traded quotes as of December 31, 2021 and 2020, and require the use of unobservable inputs, such as indicative quotes from dealers, and estimates provided by the fund managers, to value these securities.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
For the U.S. plan, the 2021 target investment allocation was 56% for equity strategies, 25% for fixed-income and cash strategies and 19% for alternative strategies. The 2020 target investment allocation was 46% for equity strategies, 28% for fixed-income and cash strategies and 26% for alternative strategies. Actual investment allocations may vary from target investment allocations due to prevailing market conditions. The Company regularly reviews actual investment allocations and periodically rebalances investments to achieve target allocations.
Actual pension plan asset allocations are as follows:

	U.S.		Non U.S.
	2021	2020	2021	2020
Equity securities	56%	49%	37%	34%
Fixed-income securities	23%	27%	18%	17%
Alternatives	19%	23%	—%	—%
Guaranteed investment contracts	—%	—%	43%	47%
Other	2%	1%	2%	2%
	100%	100%	100%	100%
Postretirement Benefit Plans
The Company has a contributory postretirement medical benefits plan for certain employees and retired employees of the Company, Underwriters Laboratories Inc. and ULS, Inc. The U.S. plan has been closed to new entrants since January 1, 2016. As discussed in Note 20, the benefit plan amounts reported here represent the balances related to all participants in the plans, including those of Underwriters Laboratories Inc. and ULS, Inc. For

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
its U.S. plan, the Company adopted the spot rate approach for calculating service cost and interest cost. The following table sets forth the projected benefit obligation of postretirement benefits at December 31:

	U.S.		Canada
(in millions)	2021	2020	2021	2020
Change in projected benefit obligation
Projected benefit obligation at beginning of year	$26	$20	$9	$8
Service cost	1	1	—	—
Interest cost	1	1	—	—
Actuarial (gain) loss	(6)	5	(1)	1
Benefits paid	(1)	(2)	—	—
Plan participant contributions	1	1	—	—
Projected postretirement benefit obligation at end of year	$22	$26	$8	$9
Change in fair value of plan assets
Fair value of plan assets at beginning of year	$—	$—	$—	$—
Employer contribution	—	1	—	—
Plan participant contributions	1	1	—	—
Benefits paid	(1)	(2)	—	—
Fair value of plan assets at end of year	$—	$—	$—	$—
Amounts recognized in Consolidated Balance Sheets
Current liabilities	$(1)	$(1)	$—	$—
Non-current liabilities	(21)	(25)	(8)	(9)
Total liability at end of year	$(22)	$(26)	$(8)	$(9)
Amounts recognized in accumulated other comprehensive (loss) income
Prior service cost	$—	$(1)	$—	$—
Net actuarial (loss) gain	(8)	(1)	3	3
Net amount recognized	$(8)	$(2)	$3	$3
Total benefits cost and amounts recognized in other comprehensive income for the years ended December 31 are as follows:

	U.S.			Canada
(in millions)	2021	2020	2019	2021	2020	2019
Component of net periodic benefit cost
Service cost	$1	$1	$1	$—	$—	$—
Interest cost	1	1	—	—	—	—
Amortization of net actuarial gain	—	(1)	(1)	—	—	—
Net periodic benefit cost	$2	$1	$—	$—	$—	$—
Amounts recorded in other comprehensive income
Balance at beginning of the year	$(2)	$(8)	$(15)	$3	$2	$2
Net actuarial (gain) loss	(6)	5	6	(1)	1	1
Amortization of net actuarial loss	—	1	1	—	—	—
Exchange rate loss (gain)	—	—	—	1	—	(1)
Balance at end of the year	$(8)	$(2)	$(8)	$3	$3	$2

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
The service cost component of net periodic benefit cost is recorded in the same line items as other compensation costs arising from services rendered, in cost of revenue, and in selling, general and administrative expense. The other components of net periodic benefit cost are recorded in other (expense) income, net.
The projected future benefit payments, which reflect expected future services are as follows:

(in millions)	U.S.	Canada	Total
2022	$1	$—	$1
2023	1	—	1
2024	1	—	1
2025	1	—	1
2026	1	—	1
Years 2027 through 2031	5	2	7
The Company anticipates contributing in 2022 approximately $1 million and $nil for its U.S. and Canada postretirement benefit plans, respectively.
The following assumptions were used to determine the benefit obligations under the plans at December 31:

	U.S.		Canada
	2021	2020	2021	2020
Discount rate	3.1%	2.8%	3.0%	2.6%
Health care cost trend rate (Pre-65)	6.3%	6.5%	6.5%	—%
Health care cost trend rate (Post-65)	5.8%	6.0%	6.5%	6.5%
Ultimate trend rate reached in 2029 for U.S. / 2040 for Canada	4.5%	4.5%	4.1%	4.1%
The following assumptions were used to determine the net periodic benefit costs under the plans for the years ended December 31:

	U.S.			Canada
	2021	2020	2019	2021	2020	2019
Discount rate	2.8%	3.4%	4.5%	2.6%	3.1%	3.9%
Health care cost trend rate	6.3%	6.5%	7.1%	4.3%	3.9%	3.9%
Savings Plans
The Company sponsors various defined contribution savings plans in the U.S., as well as certain international locations, that allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan specified guidelines. Under specified conditions, the Company will contribute to certain savings plans based on the employee’s eligible pay and/or will match a percentage of the employee contributions up to certain limits. For the years ended December 31, 2021, 2020 and 2019, the Company’s contributions were $44 million, $42 million and $40 million, respectively.
13. Income Taxes
Components of income (loss) before income taxes:

(in millions)	2021	2020	2019
Domestic	$(42)	$29	$45
Foreign	316	304	274
Total income before income taxes	$274	$333	$319

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
Components of the provision (benefit) for income taxes:

(in millions)	2021	2020	2019
Current tax provision
U.S. Federal	$45	$31	$17
U.S. State	13	8	3
Foreign	50	52	42
Deferred tax provision
U.S. Federal	(59)	(20)	(5)
U.S. State	(13)	(2)	—
Foreign	—	21	5
Total income tax provision	$36	$90	$62
Reconciliation of the U.S. federal statutory rate to UL’s effective tax rate:

	2021	2020	2019
U.S. Federal Statutory Rate	21.0%	21.0%	21.0%
Effect of:
Foreign tax on foreign activities	(4.2)%	(3.5)%	(1.4)%
U.S. tax on foreign activities	0.8%	1.0%	0.1%
Change in prior period estimates	(0.1)%	(0.2)%	0.8%
State and local income taxes	(0.8)%	1.4%	0.8%
Intra-entity transfer of intangible assets	—%	7.3%	—%
Net impact of U.S. tax reform	—%	—%	(1.2)%
Foreign derived intangible income benefit	(3.9)%	—%	—%
Other reconciling items, net	0.3%	—%	(0.7)%
Effective tax rate	13.1%	27.0%	19.4%
Other reconciling items consist of non-deductible expenses such as meals and entertainment and general business credits such as R&D tax credits.
Results for 2021 included $11 million of non-recurring income tax benefit due to the foreign derived intangible income deduction.
Results for 2020 included $24 million of income tax expense due to the write-off of a deferred tax asset previously created pursuant to ASU 2016-16. The deferred tax asset was no longer realizable as a result of an intercompany sale of certain intangible assets.
The Company has not recognized deferred tax liabilities in the U.S. with respect to its outside basis differences in most foreign affiliates. As of December 31, 2021 and 2020, approximately $224 million and $211 million, respectively, of the Company’s accumulated undistributed earnings from its foreign subsidiaries are intended to be indefinitely reinvested. It is not practicable to determine the amount of unrecognized deferred tax liabilities on these earnings. The Company is not indefinitely reinvested with regard to select other foreign affiliates and has recorded a deferred tax liability for foreign withholding taxes on unrepatriated earnings.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
Components of the deferred income tax assets and liabilities:

(in millions)	2021	2020
Deferred tax assets
Accrued pension and postretirement liabilities	$74	$90
Accrued employee benefits	71	49
Other accrued expenses	10	11
Net operating loss carryforward	44	46
Advance payments	35	—
Lease liabilities	38	39
Other	7	3
Subtotal (before valuation allowances)	279	238
Valuation allowances	(42)	(43)
Total deferred tax assets	237	195
Deferred tax liabilities
Basis difference for intangible assets	(24)	(15)
Basis difference for fixed assets	(19)	(18)
Advance payments	—	(12)
Lease assets	(36)	(38)
Tax on unrepatriated earnings	(3)	(4)
Other	(4)	(3)
Total deferred tax liabilities	(86)	(90)
Net deferred income tax assets	$151	$105
As of December 31, 2021, the Company has approximately $153 million of gross foreign tax net operating loss (“NOL”) carryforwards. If not used, $43 million of the NOL carryforwards will expire between 2022 and 2041, while the remaining carryforward is indefinite. The use of certain NOL carryforwards is limited due to rules regarding acquired tax attributes, loss sharing between group members, and business continuity. The valuation allowances are reserves against certain NOLs and other deferred tax assets for which the realization is unlikely.
Movements in valuation allowance:

Deferred Tax Valuation Allowance	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
(in millions)
Year ended December 31, 2021	$43	$3	$(4)	$42
Year ended December 31, 2020	$38	$12	$(7)	$43
Year ended December 31, 2019	$30	$9	$(1)	$38

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
Uncertain Tax Positions
Movements in reserve for uncertain tax positions:

(in millions)	2021	2020	2019
Balance at January 1,	$23	$19	$25
Increases related to prior period tax positions	1	6	—
Decreases related to prior period tax positions	—	—	(5)
Increases related to current period tax positions	1	1	—
Lapse of statute of limitation	—	(2)	(1)
Settlement with taxing authorities	—	(1)	—
Balance at December 31,	$25	$23	$19
The total unrecognized tax benefits that, if recognized, would affect the Company’s effective tax rate were $25 million, $23 million and $19 million as of December 31, 2021, 2020 and 2019, respectively. Interest and penalties related to unrecognized tax benefits are recorded in income tax expense and were $8 million, $6 million and $3 million, as of December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021, the Company anticipates that approximately $1 million of the gross unrecognized tax benefits could decrease by payment, release, or expiring statutes of limitations, or combination thereof, in the next 12 months.
In the United States, the Company has open years ranging from 2017 to 2021 with significant foreign jurisdictions still open for audit between 2008 and 2021. The Company believes sufficient provision has been made for potential adjustments for all years that are not closed by the statute in all major tax jurisdictions and that any such adjustments would not have a material adverse effect on the Company’s financial position, liquidity, or results of operations.
14. Borrowings
The Company maintained two revolving credit facilities at December 31, 2021 totaling $400 million to be used for general corporate purposes (the “2017 Revolving Credit Facility”). The facilities had a maturity date of December 15, 2022 and quarterly minimum interest coverage ratio and leverage ratio requirements. Borrowings on the facilities bore interest at a rate per annum equal to, at our option, (a) in the case of Eurocurrency loans, the Eurocurrency rate plus a margin ranging from 1.25% to 2.0%, or (b) in the case of base rate loans, a margin ranging from 0.25% to 1.0% plus the higher of (i) the Federal Funds Effective Rate plus 0.5%, (ii) the Bank of America “prime rate”, or (iii) the Eurocurrency rate plus 1.0%. The margin for both Eurocurrency and base rate loans was based on our most recently tested consolidated net leverage ratio. There were no borrowings in 2021 or 2020 under the 2017 Revolving Credit Facility and there were no borrowings outstanding as of December 31, 2021 or 2020.
These facilities included customary representations and warranties, covenants and events of default, subject in each case to certain exceptions. The covenants included, among other things, financial reporting, notices of default and other material changes and maintenance of line of business, as well as limitations on investments and acquisitions, mergers and transfers of all or substantially all assets, dividends and distributions, burdensome contracts with affiliates, liens and indebtedness.
In January 2022, the Company entered into a credit agreement with Bank of America, N.A. and certain other lenders. In connection with entering into this agreement, the Company terminated the 2017 Revolving Credit Facility. Refer to Note 22 for further details.
15. Leases
The Company has operating and finance leases for real estate, vehicles and equipment. Operating leases are included in operating lease right-of-use assets, operating lease liabilities - current, and operating lease liabilities in the Consolidated Balance Sheets. Amounts recognized for finance leases as of and for the years ended December 31, 2021 and 2020 were immaterial.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
Lease costs incurred by lease type, and/or type of payment for the annual periods ending December 31 were as follows:

(in millions)	2021	2020	2019
Short-term lease cost	$2	$3	$3
Operating lease cost	56	53	54
Variable lease cost	18	12	13
Total lease cost	$76	$68	$70
Other supplemental quantitative disclosures for the years ended December 31 are as follows:

(in millions)	2021	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$56	$56	$51
Right-of-use assets obtained in exchange for operating lease liabilities	49	53	38
Weighted-average remaining lease term (in years) - operating leases	6.22	5.85	6.04
Weighted-average discount rate - operating leases	2.97%	3.46%	3.65%
Estimated undiscounted future lease payments under non-cancellable operating leases as of December 31, 2021 are as follows:

(in millions)	Operating Lease Liabilities
Lease maturity
2022	$48
2023	39
2024	28
2025	18
2026	16
Thereafter	40
Total undiscounted future cash flows	189
Less: imputed interest	35
Present value of future cash flows	$154
16. Stockholder’s Equity
The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.001 per share (“Class A Stock”). As of December 31, 2020, 100 shares of Class A Stock were issued and outstanding, all of which were held by Underwriters Laboratories Inc. In November 2021, the Company issued 99,999,900 shares of Class A common stock at a par value of $0.001 to Underwriters Laboratories Inc., resulting in an aggregate of 100,000,000 shares of Class A common stock issued and outstanding. Subsequently, in November 2021, all outstanding shares of the Company’s Class A Stock were transferred to ULS, Inc., which became the Company’s immediate parent. ULS, Inc. is a Delaware nonprofit nonstock corporation, of which Underwriters Laboratories Inc. is the sole member.
As of December 31, 2021, there remained 100,000,000 shares of Class A Stock issued and outstanding, all of which were held by ULS, Inc. The Company is authorized to issue 200,000,000 shares of Class B common stock with a par value of $0.001 per share (“Class B Stock”), of which zero were issued and outstanding as of December 31, 2021 and 2020. As of December 31, 2021 and 2020, Class A Stock and Class B Stock each convey the same rights and privileges to their respective holders, except that Class A Stock entitles its holders to 10 votes per share in

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
respect of matters on which shareholders are entitled to vote and Class B Stock entitles its holders to 1 vote per share.
17. Accumulated Other Comprehensive (Loss) Income (“AOCI”)

(in millions)	Foreign Currency Translation	Pension and Postretirement Plans	Unrealized Income on Available-for-Sale Securities	Total
Balance at December 31, 2018, net of tax	$(29)	$(189)	$(2)	$(220)
Other comprehensive income (loss), before tax:
Amounts before reclassifications	(2)	(89)	2	(89)
Amounts reclassified out	—	10	—	10
Total other comprehensive income (loss), before tax	(2)	(79)	2	(79)
Tax effect	—	20	—	20
Total other comprehensive income (loss), net of tax	(2)	(59)	2	(59)
Balance at December 31, 2019, net of tax	$(31)	$(248)	$—	$(279)
Other comprehensive income (loss), before tax:
Amounts before reclassifications	42	(36)	3	9
Amounts reclassified out	—	15	—	15
Total other comprehensive income (loss), before tax	42	(21)	3	24
Tax effect	—	5	(1)	4
Total other comprehensive income (loss), net of tax	42	(16)	2	28
Balance at December 31, 2020, net of tax	$11	$(264)	$2	$(251)
Other comprehensive income (loss), before tax:
Amounts before reclassifications	(24)	71	(3)	44
Amounts reclassified out	—	11	—	11
Total other comprehensive income (loss), before tax	(24)	82	(3)	55
Tax effect	—	(21)	1	(20)
Total other comprehensive income (loss), net of tax	(24)	61	(2)	35
Balance at December 31, 2021, net of tax	$(13)	$(203)	$—	$(216)
Components of AOCI

	December 31,			Affected Line Item in the Consolidated Statements of Operations
	2021	2020	2019
(in millions)	Amounts Reclassified from AOCI
Pension settlement losses	$11	$15	$10	Other (expense) income, net
Tax effect	(3)	(1)	—	Income tax expense
Total reclassifications	$8	$14	$10	Net income
18. Stock-based and Other Incentive Compensation
Cash-settled Stock Appreciation Rights (“CSARs”)
In 2012, the Company established a Long-Term Incentive Plan under which CSARs were issued. This plan is intended for certain employees of the Company to maximize their contribution to the long-term success of the Company and encourage them to remain in the employ of the Company through awards of CSARs. Eligible participants receive CSAR awards annually that entitle the employee to receive an amount determined based on the appreciation in the value of a specified number of shares as determined by the compensation committee of the board of directors (pursuant to a reasonable valuation method in accordance with Section 409A of the Internal Revenue

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
Code, including without limitation, by reliance on an independent appraisal completed within the preceding twelve months) from the date of grant up to a specified date or dates. Benefit payments under the plan are made in cash, not common stock, beginning at the end of the three-year cliff vesting period from the original grant date up to the termination date which is five to seven years from the grant date. Expenses related to the CSARs have been recorded in accordance with ASC Topic 718, Compensation—Stock Compensation. Due to the cash settlement at the end of the performance period, the awards are classified as a liability and are remeasured at December 31st of each year.
The CSAR activity during the years ended December 31 was as follows:

	Number of CSAR Awards	Weighted Average Grant Price	Weighted Average Remaining Term	Aggregate Intrinsic Value (in millions)
Outstanding as of December 31, 2018	6,143,444	$32.65	3.54 years	$78
Granted	448,439	46.26
Exercised	(882,187)	29.18
Forfeited	(86,682)	38.02
Outstanding as of December 31, 2019	5,623,014	$34.20	2.78 years	$72
Granted	93,275	47.04
Exercised	(2,166,905)	30.59
Forfeited	(106,208)	42.43
Outstanding as of December 31, 2020	3,443,176	$35.56	2.33 years	$47
Granted	810,270	51.05
Exercised	(646,553)	38.32
Forfeited	(47,145)	46.42
Outstanding as of December 31, 2021	3,559,748	$39.41	1.80 years	$168
Exercisable as of December 31, 2021	2,660,507	$36.30	1.28 years	$134
As of December 31, 2021, there was $13 million of compensation expense that has yet to be recognized related to non-vested CSAR awards. This expense is expected to be recognized over the remaining weighted-average vesting period of 20 months.
The following table summarizes the assumptions used in the Black-Scholes-Merton model:

	2021	2020	2019
Risk-free interest rate	0.05% - 0.89%	0.06% - 0.14%	1.48% - 1.63%
Weighted average volatility	27.70%	21.60%	16.37%
Expected life (in years)	0.06 - 2.67	0.06 - 2.25	0.06 - 3.25
Weighted average grant date fair value per share of rights granted	$6.59	$6.48	$6.50
Expected volatility is a statistical measure of the amount by which a stock price is expected to fluctuate during a period. Since UL Inc.’s common stock is not publicly traded, for the 2021 annual grant date, the Company estimated the expected volatility based upon the historical and implied stock price volatility of a group of comparable industry peers relevered to reflect the Company’s capital structure. The expected term assumption is based on the weighted average of historical grants.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
Compensation expense related to CSAR payments is recognized in the financial statements for the years ended December 31 as follows:

(in millions)	2021	2020	2019
Cost of revenue	$11	$—	$—
Selling, general and administrative expenses	104	10	13
CSAR compensation expense	$115	$10	$13
Income tax benefit	(27)	(3)	(3)
CSAR compensation expense, net of tax	$88	$7	$10
In the third and fourth quarters of 2021, the Company obtained third-party valuations to estimate the fair value of the Company’s underlying stock price based on the methodology described in Note 1. Based on these valuations, the Company’s stock price increased significantly during the year and the Company remeasured its outstanding CSAR awards at their estimated fair value using a Black‑Scholes‑Merton option valuation model, which contributed to the significant increase in CSAR expense in 2021 compared to 2020.
The Company had a short-term liability of $149 million and $46 million recorded in the Consolidated Balance Sheets to accrued compensation and benefits at December 31, 2021 and 2020, respectively, representing the fair value of the awards. The Company had a long-term liability of $6 million and $2 million recorded in the Consolidated Balance Sheets to other liabilities at December 31, 2021 and 2020, respectively, representing the fair value of the awards.
Performance Cash Awards
In 2018, the Company established a non-equity based Performance Cash Award as part of its Long-Term Incentive Plan, which entitles the holder to a cash payout upon the achievement of certain performance goals. The performance period for these awards is the three-year period beginning January 1 of the year granted. Actual cash payments under the award may range from 0% to a maximum potential value of 200% of the award’s value at target based on the satisfaction of the applicable performance metrics for the performance period. Awards vest and amounts payable in respect thereof are paid on the three-year anniversary of the award date. Compensation expense related to Performance Cash Awards is recognized in the financial statements for the years ended December 31 as follows:

(in millions)	2021	2020	2019
Cost of revenue	$1	$—	$—
Selling, general and administrative expenses	19	2	9
Performance Cash compensation expense	$20	$2	$9
Income tax benefit	(5)	—	(2)
Performance Cash compensation expense, net	$15	$2	$7
The Company had a short-term liability of $13 million and $10 million recorded in the Consolidated Balance Sheets to accrued compensation and benefits at December 31, 2021 and 2020, respectively, representing the cash value of the award that has been accrued based on the vesting period. The Company had a long-term liability of $14 million and $6 million recorded in the Consolidated Balance Sheets to other liabilities at December 31, 2021 and 2020, respectively, representing the cash value of the award, which has been accrued based on the vesting period.
19. Commitments and Contingencies
In 2007, the Company entered into a $20 million contractual commitment to invest in a private equity investment partnership. The Company serves as one of several limited partners. In April 2019, the private equity investment general partner notified the Company that $4 million of the remaining capital commitment had been released. As of December 31, 2021, the Company had provided cumulative contributions totaling $14 million to the partnership with a remaining capital commitment of $2 million. Future capital calls of the remaining $2 million

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
capital commitment could occur over the next several years and will be initiated by the general partner, as market conditions warrant.
The Company was the guarantor under Underwriters Laboratories Inc.’s term loan agreement, dated as of December 15, 2017 (the “Parent Loan Agreement”), which had a maturity date of December 15, 2022. Borrowings on the Parent Loan Agreement bore interest at a rate per annum equal to, at the option of Underwriters Laboratories Inc., (a) in the case of Eurocurrency loans, the Eurocurrency rate plus a margin ranging from 1.25% to 2.0%, or (b) in the case of base rate loans, a margin ranging from 0.25% to 1.0% plus the higher of (i) the Federal Funds Effective Rate plus 0.5%, (ii) the Bank of America “prime rate”, or (iii) the Eurocurrency rate plus 1.0%. The margin for both Eurocurrency and base rate loans was based on Underwriters Laboratories Inc.’s most recently tested consolidated net leverage ratio. On December 15, 2020, Underwriters Laboratories Inc. amended the Parent Loan Agreement to increase the principal amount by $20 million, bringing the outstanding balance net of principal payments to $94 million as of December 31, 2020. On December 7, 2021, Underwriters Laboratories Inc. repaid the Parent Loan Agreement in full, which resulted in the termination of the Parent Loan Agreement and relieved the Company from its guarantor commitment.
In addition, the Company is party in the ordinary course of business to certain claims, litigation, audits and investigations. The Company will record an accrual for a loss contingency when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company believes it has established adequate accruals for liabilities that are probable and reasonably estimable and that may be incurred in connection with any such currently pending or threatened matter, none of which are material. In the Company’s opinion, the settlement of any such currently pending or threatened matter is not expected to have a material impact on the Company’s financial position, results of operations, or cash flow.
20. Related Party Transactions
The Company paid (fees to) and received reimbursements from the following related parties for various services performed for the years ended December 31:

(in millions)	2021	2020	2019
Underwriters Laboratories Inc.
Access to standards library fee	$(17)	$(18)	$(17)
Corporate support services	2	4	5
Facilities and employee benefits reimbursement	4	4	4
ULS, Inc.
Access to standards library fee	(1)	—	—
Total	$(12)	$(10)	$(8)
Access to standards library fee - The Company pays ULS, Inc. to allow its staff and customers access to the library of standards owned and maintained by ULS, Inc. Previously the access fee was paid to Underwriters Laboratories Inc., which owned and maintained the library of standards until ownership was transferred to ULS, Inc. on November 30, 2021. These costs for access to the library were recorded within cost of revenue in the Consolidated Statements of Operations.
Corporate support services - The Company provides Underwriters Laboratories Inc. and, from November 30, 2021, ULS, Inc., with corporate support services such as human resources, finance, IT, marketing and legal services, and the use of personnel to provide services in certain foreign jurisdictions. The Company also provides outsourced laboratory and research services on an as-needed basis. The corporate support services fee is recorded within revenue in the Consolidated Statements of Operations.
Facilities and employee benefits reimbursement - The facilities use fee is based on usage of the facilities by Underwriters Laboratories Inc. and, from November 30, 2021, ULS, Inc., and the employee benefits reimbursement is based on the allocated or actual cost for participation of employees and former employees of Underwriters Laboratories Inc. and, from November 30, 2021, ULS, Inc., in certain of the Company’s pension, postretirement and

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
other benefit plans. The facilities use fee and employee benefits reimbursement are recorded as a credit within selling, general and administrative expenses in the Consolidated Statements of Operations.
Trademark License Arrangement - The Company licenses the use of certain of its trademarks (including UL and the UL logo) to Underwriters Laboratories Inc. and, from November 30, 2021, ULS, Inc., on a royalty-free basis in connection with their tax-exempt activities.
As a result of the above arrangements, the Company had the following net amounts due to related parties, which were recorded in current liabilities in the Consolidated Balance Sheets for the years ended December 31:

(in millions)	2021	2020
Underwriters Laboratories Inc.	$—	$3
ULS, Inc.	1	—
Due to related parties	$1	$3
The Company paid dividends to ULS, Inc. of $200 million, $nil and $nil for the years ended December 31, 2021, 2020 and 2019, respectively. The Company paid dividends to Underwriters Laboratories Inc. of $nil, $9 million and $7 million for the years ended December 31, 2021, 2020 and 2019, respectively. Dividends are reflected within the Consolidated Statements of Stockholder’s Equity as a decrease in retained earnings.
21. Segment Information
ASC Topic 280, Segment Reporting (“ASC 280”) establishes the standards for reporting information about segments in financial statements. Effective January 1, 2021, the Company changed its internal management structure. As a result of this change, and in applying the criteria set forth in ASC 280, we have determined that the Company is organized, managed and internally grouped into three reportable segments: Industrial, Consumer and Enterprise and Advisory. UL’s segments provide common goods and services to their customers, which provides for efficient sharing of the segments’ resources as needed. Segment information is reported on the basis used for reporting to its Chief Executive Officer, who serves as the Company’s chief operating decision maker (“CODM”) to evaluate each segment’s performance and allocate resources.
The following is a brief description of the Company’s reportable segments:
Industrial: Our Industrial segment provides TIC services to help ensure that our customers’ industrial products meet or exceed international standards for product safety, performance and sustainability. Our services address needs across a number of end markets, including energy, industrial automation, engineered materials (plastics and wire and cable) and built environment, and across a variety of stakeholders, including manufacturers, building owners, end users and regulators. We believe the products we test, certify and inspect in this operating segment generally represent very high cost of failure components, which in turn drives customers in this segment to choose providers like us based on our deep technical expertise, consistency and quality of service.
Consumer: Our Consumer segment provides a variety of global product market acceptance and risk mitigation services for customers in the consumer products end market, including consumer electronics, medical devices, information technologies, appliances, HVAC and retail (softlines and hardlines). More recently, this segment has also expanded its capabilities to serve customers at the forefront of emerging consumer applications, including new mobility, smart products and 5G. The primary services offered by this segment include safety certification, global market access, interoperability assessment, performance testing and quality audit services, including wireless and electrical safety.
Enterprise and Advisory: Our Enterprise and Advisory (E&A) segment provides complementary software and advisory solutions that extend the value proposition of TIC services we offer. Our software offering comprises multiple proprietary software applications that help our customers reduce risk, improve operational performance and ensure EHS compliance across a diverse set of end markets. Our advisory solutions span a wide range of high-value and emerging applications and are delivered by our dedicated team of professionals with deep industry, market and asset-specific expertise in their respective fields.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
The accounting policies applied to the reportable segments are the same as those applied by the Company to the consolidated financial statements. The Company prepared the financial results of the segments on a basis that is consistent with the manner in which management internally disaggregates financial information to assist in making internal operating decisions. The Company manages income taxes and certain treasury related items, such as interest income and expense, on a global basis within corporate. The CODM evaluates segment performance based primarily on operating income.
The Company allocates among segments certain common costs and expenses not specifically identifiable to the segments, primarily corporate functions, differently than the Company would for stand-alone financial information prepared in accordance with US GAAP. These include certain costs and expenses of the Company’s corporate functions, such as information technology, finance, supply chain management, human resources and legal. Allocations are calculated primarily based on segment expenses proportionate to consolidated expenses.
Summarized Financial Information by Segment
The following table provides summary financial information by segment for the years ended December 31, 2021, 2020 and 2019:

	TIC
(in millions)	Industrial	Consumer	Enterprise and Advisory	Total Segments	Corporate	Total
2021
Revenue	$1,051	$1,138	$328	$2,517	$—	$2,517
Operating income (loss)	244	50	(7)	287	—	287
Depreciation and amortization	33	70	39	142	—	142
Capital expenditures	13	47	23	83	24	107
2020
Revenue	$965	$1,045	$291	$2,301	$—	$2,301
Operating income	253	105	5	363	—	363
Depreciation and amortization	34	73	40	147	—	147
Capital expenditures	25	48	12	85	34	119
2019
Revenue	$971	$1,065	$279	$2,315	$—	$2,315
Operating income (loss)	230	101	(3)	328	(1)	327
Depreciation and amortization	34	75	39	148	—	148
Capital expenditures	25	48	19	92	57	149
Assets by reportable segment are not disclosed as the Company does not allocate assets to reportable segments for internal reporting presentations provided to the CODM.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
Operating Income
The following table provides a reconciliation of the segment operating income to the Company’s income before income taxes for the years ended December 31:

(in millions)	2021	2020	2019
Total segment operating income	$287	$363	$328
Corporate	—	—	(1)
Interest expense	(1)	(1)	(1)
Other (expense) income, net	(12)	(29)	(7)
Income before income taxes	$274	$333	$319
Geographic Information
Revenue by major geographic region of the Company’s customers was as follows for the years ended December 31:

(in millions)	2021	2020	2019
United States	$1,027	$941	$978
Other Americas	101	101	96
Europe	413	367	376
China(a)	403	346	328
Rest of World	573	546	537
Total	$2,517	$2,301	$2,315
______________
(a)Represents revenue from mainland China
The following table provides a summary of long-lived assets, excluding financial instruments and tax assets, classified by major geographic region as of December 31:

(in millions)	2021	2020
United States	$236	$247
Other Americas	18	15
Europe	106	98
China(a)	130	122
Rest of World	112	127
Total	$602	$609
______________
(a)Represents long-lived assets from mainland China
22. Subsequent Events
The Company has evaluated transactions through March 1, 2022, the date the consolidated financial statements were initially available to be issued. Additionally, the Company has evaluated transactions through April 7, 2022, the date the consolidated financial statements were available to be reissued. The Company is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements, except as described in the following paragraphs.
In January 2022, the Company entered into a credit agreement with Bank of America, N.A. and certain other lenders, which provides for senior unsecured credit facilities in an aggregate principal amount of $1,250 million (collectively, the “Credit Facility”), consisting of term loans in an initial aggregate principal amount of $500 million and revolving loan commitments in an initial aggregate principal amount of $750 million (including a $25 million sub-facility for letters of credit). The Credit Facility includes an accordion feature permitting an increase in the

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Notes To The Consolidated Financial Statements
Credit Facility by an aggregate amount of up to $625 million (of which up to $400 million may consist of term loans), subject to the consent of any lenders providing such increase, the absence of any default or event of default and entry into customary documentation with respect to such increase. The Company’s subsidiary UL LLC, a Delaware limited liability company, is the named borrower under the Credit Facility and the Company provides a guaranty of its obligations thereunder. Proceeds from the Credit Facility, which included $500 million in term loans and $200 million in draws from the revolving loan commitments, were used to refinance the 2017 Revolving Credit Facility and partially fund payment of a $1,600 million special cash dividend that was declared and paid to ULS, Inc. in January 2022, as well as for general corporate purposes. The Credit Facility matures in January 2027. In connection with entering into the Credit Facility, the Company terminated the 2017 Revolving Credit Facility.
Future borrowings under the Credit Facility are subject to the satisfaction of customary conditions, including the absence of any default or event of default and the accuracy of representations and warranties.
Borrowings under the Credit Facility bear interest at a rate per annum equal to, at our option, (a) in the case of U.S. dollar loans, the Bloomberg Short-term Bank Yield Index rate plus a margin, and for all other currencies, a specified benchmark rate for the applicable currency plus, in certain instances, a specified spread adjustment plus a margin (loans with a rate based on this clause (a), “benchmark rate loans”) or (b) for U.S. dollar loans only, the base rate plus a margin (loans with a rate based on this clause (b), “base rate loans”). The margin is initially 1.125% for benchmark rate loans and 0.125% for base rate loans but will be adjusted based on our most recently tested consolidated net leverage ratio and may vary from 1.0% to 1.5% for benchmark rate loans and 0.0% to 0.5% for base rate loans. The unused commitment fee varies from 0.1% to 0.2% based on our most recently tested consolidated net leverage ratio.
The Credit Facility includes customary representations and warranties, covenants and events of default, subject in each case to certain exceptions. The covenants include, among other things, financial reporting, notices of default and other material changes and maintenance of line of business, as well as limitations on investments and acquisitions, mergers and transfers of all or substantially all assets, dividends and distributions, burdensome contracts with affiliates, liens and indebtedness.
The Credit Facility also includes a financial covenant to be tested quarterly, commencing on March 31, 2022, which requires us to maintain a consolidated net leverage ratio of not greater than 3.5 to 1.0, calculated on a consolidated basis for each consecutive four fiscal quarter period, with an increase in the maintenance level to 4.0 to 1.0 for each of the four test periods immediately following any permitted acquisition that involves the payment of aggregate consideration in excess of $100 million, subject to a two fiscal quarter rest period between increases for separate acquisitions. The calculation of the consolidated net leverage ratio permits the netting of up to $250 million of unrestricted cash from funded debt.
In February 2022, the Company acquired 100% of the outstanding stock of KBW Corporation (“KBW”) for an enterprise value of approximately $17 million, on a cash-free, debt-free basis and subject to customary post-closing adjustments. KBW is a South Korean-based company specializing in electromagnetic, wireless and safety testing for the medical device and consumer technology industries.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended March 31,
(in millions, except per share data and shares outstanding)	2022	2021
Revenue	$623	$576
Cost of revenue	324	312
Gross margin	299	264
Selling, general and administrative expenses	196	194
Operating income	103	70
Interest expense	(2)	(1)
Other (expense) income, net	10	(12)
Income before income taxes	111	57
Income tax expense	22	12
Net income	89	45
Less: net income attributable to non-controlling interests	4	4
Net income attributable to stockholder of UL Inc.	$85	$41

Earnings per common share:
Basic	$0.85	$410,000
Diluted	$0.85	$410,000

Weighted average common shares outstanding:
Basic	100,000,000	100
Diluted	100,000,000	100
The accompanying notes are an integral part of the Condensed Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Condensed Consolidated Statements of Comprehensive Income
(Unaudited)

	Three Months Ended March 31,
(in millions)	2022	2021
Net income	$89	$45
Other comprehensive income, net of tax expense:
Pension and postretirement benefit plans, net of tax of $8 and $17	24	55
Unrealized loss on available-for-sale securities, net of tax of $nil and $nil	—	(1)
Foreign currency translation loss	(12)	(11)
Total other comprehensive income	12	43
Comprehensive income	101	88
Less: comprehensive income attributable to non-controlling interests	4	4
Comprehensive income attributable to stockholder of UL Inc.	$97	$84
The accompanying notes are an integral part of the Condensed Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

(in millions, except per share data and shares outstanding)	As of March 31, 2022	As of December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$420	$1,328
Short-term investments	53	47
Accounts receivable, net of allowance of $14 and $12	409	368
Contract assets, net of allowance of $2 and $2	214	189
Other current assets	70	67
Total current assets	1,166	1,999
Investments	4	4
Equity investments in non-consolidated affiliates	58	44
Property, plant and equipment, net of accumulated depreciation of $732 and $722	457	451
Goodwill	620	621
Intangible assets, net of accumulated amortization of $239 and $237	68	73
Operating lease right-of-use assets	164	151
Deferred income taxes	155	166
Capitalized software, net of accumulated amortization of $382 and $372	121	123
Other assets	35	30
Total Assets	$2,848	$3,662
Liabilities and Stockholder's Equity
Current liabilities:
Accounts payable	$146	$179
Accrued expenses	323	441
Operating lease liabilities - current	42	36
Due to related parties	6	1
Contract liabilities	330	135
Total current liabilities	847	792
Long-term debt	649	—
Pension and postretirement benefit plans	311	336
Operating lease liabilities	126	118
Deferred income taxes	15	15
Other liabilities	67	69
Total Liabilities	2,015	1,330
Commitments and contingencies (Note 16)
Stockholder's equity:
Common stock, $0.001 per share, 100,000,000 shares issued and outstanding at March 31, 2022 and December 31, 2021	—	—
Additional paid-in capital	1,009	1,009
Retained earnings	3	1,518
Accumulated other comprehensive loss	(204)	(216)
Total stockholder's equity before non-controlling interests	808	2,311
Non-controlling interests	25	21
Total Stockholder's Equity	833	2,332
Total Liabilities and Stockholder's Equity	$2,848	$3,662
The accompanying notes are an integral part of the Condensed Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Condensed Consolidated Statements of Stockholder's Equity
(Unaudited)

(in millions, except per share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Non-controlling Interests	Total Equity
Balance at December 31, 2021	$—	$1,009	$1,518	$(216)	$21	$2,332
Net income	—	—	85	—	4	89
Dividend to stockholder of UL Inc. ($16 per share)	—	—	(1,600)	—	—	(1,600)
Other comprehensive income, net of tax	—	—	—	12	—	12
Balance at March 31, 2022	$—	$1,009	$3	$(204)	$25	$833

Balance at December 31, 2020	$—	$1,009	$1,494	$(251)	$20	$2,272
Net income	—	—	41	—	4	45
Other comprehensive income, net of tax	—	—	—	43	—	43
Balance at March 31, 2021	$—	$1,009	$1,535	$(208)	$24	$2,360
The accompanying notes are an integral part of the Condensed Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended March 31,
(In millions)	2022	2021
Operating activities
Net income	$89	$45
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	35	35
Allowance for credit losses	4	4
(Gain) loss on foreign exchange transactions	(2)	6
Gain on investments	(11)	(2)
Equity in earnings of non-consolidated affiliates	(1)	(1)
Deferred income taxes	3	1
Pension settlement losses	2	5
Changes in assets and liabilities, excluding the effects of acquisitions
Accounts receivable	(45)	(45)
Contract and other assets	(31)	(37)
Accounts payable	(17)	—
Accrued expenses	(118)	(148)
Pension and postretirement benefit plans	5	(23)
Contract and other liabilities	192	179
Net cash flows provided by operating activities	105	19
Investing activities
Purchases of short-term investments, net	(6)	(38)
Purchases of equity investments in non-consolidated affiliates	(2)	—
Acquisitions, net of cash acquired	(15)	—
Capital expenditures	(43)	(22)
Net cash flows used in investing activities	(66)	(60)
Financing activities
Proceeds from long-term debt	700	—
Repayment of long-term debt	(50)	—
Payment of debt issuance costs	(2)	—
Net change in due to related parties	5	(5)
Dividends to stockholder of UL Inc.	(1,600)	—
Dividends to non-controlling interest	—	(11)
Net cash flows used in financing activities	(947)	(16)
Effect of exchange rate changes on cash and cash equivalents	—	(2)
Net decrease in cash and cash equivalents	(908)	(59)
Cash and cash equivalents
Beginning of period	1,328	971
End of period	$420	$912
Supplemental disclosures of cash flow information
Cash paid during the year for interest	$2	$—
Cash paid during the year for income taxes	9	41
Noncash investing and financing activities
Capital expenditures funded by liabilities	$16	$13
Acquisitions funded by liabilities	3	2
The accompanying notes are an integral part of the Condensed Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Significant Accounting Policies
Basis of Presentation
UL Inc. (together with its consolidated subsidiaries, “UL,” the “Company,” “we,” “our” and “us”), is a global safety science leader that provides independent third-party testing, inspection and certification services and complementary software and advisory services.
The condensed consolidated financial statements are unaudited. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) have been omitted. It is management's opinion that these financial statements include all normal and recurring adjustments necessary for a fair statement of our results of operations, financial position and cash flows. Results of operations for any interim period are not necessarily indicative of future or annual results.
The condensed consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and variable interest entities for which the Company has determined it is the primary beneficiary. All intercompany accounts and transactions have been eliminated. The Company accounts for investments in businesses using the equity method when it has significant influence but not control (generally between 20% and 50% ownership) and is not the primary beneficiary.
Preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect reported amounts presented and disclosed. Significant estimates and assumptions in the condensed consolidated financial statements require the exercise of judgment. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates.
There were no significant changes to our significant accounting policies disclosed in “Note 1 – Description of Business and Summary of Significant Accounting Policies” of our audited consolidated financial statements for the year ended December 31, 2021.
The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021.
Recently Issued Accounting Standards - Adopted
Effective January 1, 2022, the company adopted Accounting Standards Update ("ASU") No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. The amendments in the guidance remove, modify and add certain disclosure requirements related to government assistance covered in Accounting Standards Codification ("ASC") Topic 832, Government Assistance. The adoption of this ASU did not have a material impact on the Company's condensed consolidated financial statements.
Recently Issued Accounting Standards - Not Adopted
In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers—Topic 805, Business Combinations. The guidance eliminates diversity in practice related to contract liabilities recognized in a business combination, as well as accounting for payment terms and their effect on subsequent revenue recognized by the acquirer. The guidance is effective for the Company's fiscal year beginning January 1, 2023, with early adoption permitted. We are assessing the impact this standard may have on our condensed consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
2. Earnings Per Share
Basic and diluted earnings per share are calculated as follows:

	Three Months Ended March 31,
(in millions, except per share data and shares outstanding)	2022	2021
Net income attributable to stockholder of UL Inc.	$85	$41
Basic weighted average common shares outstanding	100,000,000	100
Effect of dilutive securities	—	—
Diluted weighted average common shares outstanding	100,000,000	100

Basic earnings per share attributable to stockholder of UL Inc.	$0.85	$410,000
Diluted earnings per share attributable to stockholder of UL Inc.	$0.85	$410,000
In November 2021, we issued 99,999,900 additional shares of Class A common stock, which resulted in a significant increase to our weighted average common shares outstanding.
3. Revenue
The table below summarizes the revenue streams from which the Company derives its revenues:

	Three Months Ended March 31,
(in millions)	2022	2021
Certification Testing	$163	$154
Ongoing Certification Services	214	206
Non-certification Testing, Inspections and Audit	148	133
Software and Advisory	98	83
Total	$623	$576
Contract Balances
The table below summarizes the components of contract balances:

(in millions)	As of March 31, 2022	As of December 31, 2021
Accounts receivable, net of allowance	$409	$368
Contract assets, net of allowance	$214	$189
Contract liabilities	$330	$135
The revenue recognized during the three months ended March 31, 2022 that was included in contract liabilities at December 31, 2021 amounted to $33 million. The revenue recognized during the three months ended March 31, 2021 that was included in contract liabilities at December 31, 2020 amounted to $35 million.
Remaining Performance Obligations
At March 31, 2022, the Company estimates that $142 million in revenue is expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. The Company expects to recognize approximately 58% of its unsatisfied (or partially unsatisfied) performance obligations as revenue in 2022, with the remaining balance to be recognized in 2023 and thereafter.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Remaining consideration, including variable consideration, from contracts with customers is included in the amount presented above and pertains to contracts with multiple performance obligations, extended warranties on products and multi-year maintenance agreements, which are typically recognized as the performance obligation is satisfied.
4. Acquisitions
The Company’s acquisitions have historically been made at prices above the determined fair value of the acquired identifiable net assets, resulting in goodwill attributable to the value of the assembled workforce, as well as expected synergies with the Company's existing lines of business. These synergies include the elimination of redundant facilities, functions and staffing; use of the Company’s existing commercial infrastructure to expand sales of the acquired businesses’ products; and use of the commercial infrastructure of the acquired businesses to cost-effectively expand sales of Company products. Aggregate acquisition-related costs associated with business combinations are not material for the three months ended March 31, 2022 and 2021 and are included in selling, general and administrative expenses in our Condensed Consolidated Statements of Operations as incurred.
In February 2022, the Company acquired 100% of the outstanding stock of KBW Corporation (“KBW”) for approximately $18 million, subject to customary post-closing adjustments. The aggregate purchase price consists of $16 million of cash paid in 2022 and an aggregate holdback of $2 million that may be used to offset potential post-closing indemnification and other obligations of the sellers under the acquisition agreement. KBW is a South Korea-based company specializing in electromagnetic, wireless and safety testing for the medical device and consumer technology industries.
Goodwill of $3 million resulting from the KBW acquisition primarily relates to expected synergies with our existing business and has been included within our Consumer segment. Goodwill related to this acquisition is not deductible for income tax purposes.
The following table summarizes the preliminary allocation of the purchase price to the fair value of assets acquired and liabilities assumed for the KBW acquisition.

(in millions)
Cash and cash equivalents	$1
Intangible assets	1
Goodwill	3
Property, plant and equipment	14
Total assets	19
Accounts payable and other current liabilities	(1)
Total fair value of net assets acquired	$18
In July 2021, the Company acquired approximately 97% of the equity securities of Method Park Holding AG (“Method Park”), a stock corporation incorporated in Germany, for approximately $50 million in cash (as adjusted for customary post-closing adjustments). In October 2021, the Company acquired the remaining equity securities of Method Park for approximately $2 million in cash (as adjusted for customary post-closing adjustments). Method Park specializes in process engineering solutions, training and advisory services focusing on the safety critical aspects of the automotive, medical and aerospace industries.
Goodwill of $38 million resulting from the Method Park acquisition relates to expected synergies with our existing lines of business, as well as the value of the assembled workforce, and has been included within our Consumer segment. Goodwill related to this acquisition is not deductible for income tax purposes.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The following table summarizes the allocation of the purchase price to the fair value of assets acquired and liabilities assumed for the Method Park acquisition.

(in millions)
Cash	$4
Accounts receivable and other current assets	10
Intangible assets	12
Goodwill	38
Operating lease right-of-use assets	11
Capitalized software and other assets	4
Total assets	79
Other current liabilities and accruals	(12)
Operating lease liabilities - long term	(10)
Deferred income taxes	(5)
Total fair value of net assets acquired	52
Less: Non-controlling interest	(2)
Total consideration transferred	$50
5. Other (Expense) Income, net
The components of other (expense) income, net are as follows:

	Three Months Ended March 31,
(in millions)	2022	2021
Foreign exchange gains (losses)	$3	$(4)
Investment income, net of fees	12	3
Equity in earnings of non-consolidated affiliates	1	1
Non-operating pension and postretirement benefit expense	(5)	(6)
U.S. pension plan settlement losses	(2)	(5)
Other	1	(1)
Total	$10	$(12)
6. Fair Value of Financial Instruments and Long-term Debt
Long-term Debt
The carrying amount and fair value of long-term debt was as follows:

	As of March 31, 2022		As of December 31, 2021
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Term loan	$499	$499	$—	$—
Revolving credit facility	150	150	—	—
The fair value of our long-term debt reflects current market conditions and is primarily determined using broker quotes, which are Level 2 inputs in the fair value hierarchy.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Investments at Fair Value
The following tables present the Company’s fair value hierarchy for financial instruments measured at fair value:

	As of March 31, 2022
(in millions)	Level 1	Level 2	Level 3	Total Fair Value
Short-term investments:
Certificates of deposit	$53	$—	$—	$53
Long-term investments:
Private equity(a)				4
Total investments at fair value				$57
________________
(a)In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Condensed Consolidated Balance Sheets.

	As of December 31, 2021
(in millions)	Level 1	Level 2	Level 3	Total Fair Value
Short-term investments:
Certificates of deposit	$47	$—	$—	$47
Long-term investments:
Private equity(a)				4
Total investments at fair value				$51
_________________
(a)Described in previous table.
7. Investments
Equity Investments in Non-consolidated Affiliates
The Company holds investments in equity securities of various companies, in each case less than 10% of the applicable company's outstanding equity securities. The Company accounts for these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The carrying amount of these investments was $32 million and $19 million at March 31, 2022 and December 31, 2021, respectively. In the three months ended March 31, 2022, the Company remeasured certain investments to fair value as a result of observable price changes in orderly transactions of the same issuer that occurred in Q1 2021 and Q4 2021, resulting in an unrealized gain of $11 million, which was recorded within other (expense) income, net. The impact of this remeasurement was not material to the current or any prior period. Fair value was determined primarily based on observable pricing information from issuances of identical or similar equity instruments, which is a Level 2 input in the fair value hierarchy.
Variable Interest Investment
The Company owns 70% of the issued and outstanding equity interests of UL-CCIC Company Limited (“UL- CCIC”), an entity formed under the laws of the People’s Republic of China (“P.R.C.”). The Company determined that it is the primary beneficiary of UL-CCIC and assets of $162 million and $163 million and liabilities of $59 million and $69 million, inclusive of intercompany eliminations, were included in the Company's Condensed Consolidated Balance Sheets at March 31, 2022 and December 31, 2021, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
8. Goodwill
Changes in the carrying amount of goodwill for the three months ended March 31, 2022 are as follows:

	Testing, Inspection and Certification		Enterprise and Advisory	Total
(In millions)	Industrial	Consumer
Balance at December 31, 2021(a)	$302	$250	$69	$621
Acquisitions	—	3	—	3
Effect of changes in foreign exchange rates	(1)	(2)	(1)	(4)
Balance at March 31, 2022(a)	$301	$251	$68	$620
_________________
(a)Net of accumulated impairment losses of $129 million.
No events or circumstances were identified in the three months ended March 31, 2022 that would have required us to perform interim impairment assessments related to goodwill.
9. Intangible Assets
The following tables summarize intangible assets:

	As of March 31, 2022
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$246	$(191)	$55
Intellectual property and patents	20	(15)	5
Non-competition agreements	5	(5)	—
Trademarks	36	(28)	8
Total	$307	$(239)	$68

	As of December 31, 2021
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$246	$(188)	$58
Intellectual property and patents	20	(15)	5
Non-competition agreements	8	(7)	1
Trademarks	36	(27)	9
Total	$310	$(237)	$73
No events or circumstances were identified in the three months ended March 31, 2022 that would have required us to perform interim impairment assessments related to intangible assets.
Intangible amortization expense was $5 million for each of the three months ended March 31, 2022 and 2021.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
10. Accrued Expenses
The components of accrued expenses are as follows:

(in millions)	As of March 31, 2022	As of December 31, 2021
Accrued compensation and benefits	$266	$383
Accrued income taxes	32	29
Other accrued expenses	25	29
Total	$323	$441
11. Long-term Debt
The Company's outstanding long-term debt consisted of the following:

(in millions)	Currency	Maturity Date	Interest Rate(a)	As of March 31, 2022	As of December 31, 2021
Term loan	USD	January 2027	1.4%	$500	$—
Revolving credit facility	USD	January 2027	1.4%	150	—
Total				650	—
Unamortized debt issuance costs				(1)	—
Total long-term debt				$649	$—
_________________
(a)Interest rate for these facilities as of March 31, 2022, which is a floating rate based on BSBY plus an applicable margin.
Credit Facility
In January 2022, we entered into a credit agreement with Bank of America, N.A. and certain other lenders, which provides for senior unsecured credit facilities in an aggregate principal amount of $1,250 million (collectively, the “Credit Facility”), consisting of term loans in an initial aggregate principal amount of $500 million and revolving loan commitments in an initial aggregate commitment amount of $750 million (including a $25 million sub-facility for letters of credit). The Credit Facility includes an accordion feature permitting an increase in the Credit Facility by an aggregate amount of up to $625 million (of which up to $400 million may consist of term loans), subject to the consent of any lenders providing such increase, the absence of any default or event of default and entry into customary documentation with respect to such increase. Our subsidiary UL LLC, a Delaware limited liability company, is the named borrower under the Credit Facility and, together with other UL affiliates, we provide a guaranty of its obligations thereunder. At December 31, 2021 the Company maintained two revolving credit facilities totaling $400 million (the "2017 Revolving Credit Facility"), of which no borrowings were outstanding. Proceeds from the Credit Facility in January 2022, which included $500 million in term loans and $200 million in draws from the revolving loan commitments, were used to refinance the 2017 Revolving Credit Facility and partially fund payment of a $1,600 million special cash dividend that was declared and paid to ULS, Inc. in January 2022, as well as for general corporate purposes. The Credit Facility matures in January 2027. The Credit Facility includes a feature permitting prepayment of the outstanding term loan without fees or penalties. During the three months ended March 31, 2022, we made repayments of $50 million related to the revolving credit facility.
Future borrowings under the Credit Facility are subject to the satisfaction of customary conditions, including the absence of any default or event of default and the accuracy of representations and warranties.
Borrowings under the Credit Facility bear interest at a rate per annum equal to, at our option, (a) in the case of U.S. dollar loans, the Bloomberg Short-term Bank Yield ("BSBY") Index rate plus a margin, and for all other currencies, a specified benchmark rate for the applicable currency plus, in certain instances, a specified spread adjustment plus a margin (loans with a rate based on this clause (a), “benchmark rate loans”) or (b) for U.S. dollar

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
loans only, the base rate plus a margin (loans with a rate based on this clause (b), “base rate loans”). The margin is initially 1.125% for benchmark rate loans and 0.125% for base rate loans but will be adjusted based on our most recently tested consolidated net leverage ratio and may vary from 1.0% to 1.5% for benchmark rate loans and 0% to 0.5% for base rate loans. The unused commitment fee varies from 0.1% to 0.2% based on our most recently tested consolidated net leverage ratio.
The Credit Facility includes customary representations and warranties, covenants and events of default, subject in each case to certain exceptions. The covenants include, among other things, financial reporting, notices of default and other material changes and maintenance of line of business, as well as limitations on investments and acquisitions, mergers and transfers of all or substantially all assets, dividends and distributions, burdensome contracts with affiliates, liens and indebtedness.
The Credit Facility also includes a financial covenant to be tested quarterly, commencing on March 31, 2022, which requires us to maintain a consolidated net leverage ratio of not greater than 3.5 to 1.0, calculated on a consolidated basis for each consecutive four fiscal quarter period, with an increase in the maintenance level to 4.0 to 1.0 for each of the four test periods immediately following any permitted acquisition that involves the payment of aggregate consideration in excess of $100 million, subject to a two fiscal quarter rest period between increases for separate acquisitions. The calculation of the consolidated net leverage ratio permits the netting of up to $250 million of unrestricted cash from funded debt. As of March 31, 2022, the Company was in compliance with all covenants under this facility.
The annual aggregate scheduled principal repayments of the Company’s long-term debt are as follows:

(in millions)
2022	$—
2023	—
2024	—
2025	50
2026	50
2027	550
Total	$650
12. Pension
During the three months ended March 31, 2022, the Company recognized settlement losses of $2 million related to its U.S. pension plan. The settlement losses resulted from total lump sum payments of $7 million and are expected to exceed the annual service and interest cost of the plan for the remainder of the year. During the three months ended March 31, 2021, the Company recognized settlement losses of $5 million related to its U.S. pension plan. The settlement losses resulted from total lump sum payments of $15 million and were expected to exceed the annual service and interest cost of the plan for the remainder of the year. The Company's funding policy is to contribute to defined benefit pension plans in the United States and a number of other countries when pension laws and/or economics either require or encourage funding. The Company has not made any cash contributions to its U.S. pension plan during the three months ended March 31, 2022.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The components of net periodic benefit cost for the Company's defined benefit pension plans are as follows:

	Three Months Ended March 31,
	U.S.		Non U.S.
(in millions)	2022	2021	2022	2021
Service cost	$1	$1	$2	$2
Interest cost	3	3	1	—
Expected return on plan assets	(3)	(4)	(1)	(1)
Amortization of net actuarial loss	4	5	—	1
Settlement losses	2	5	—	—
Net periodic benefit cost	$7	$10	$2	$2
For the three months ended March 31, 2022 and 2021, the Company’s contribution to various defined contribution savings plans was $11 million.
13. Income Taxes
The Company’s effective income tax rate was 19.8% for the three months ended March 31, 2022, compared to 21.1% for the three months ended March 31, 2021. The effective tax rate in each period differed from the U.S. statutory tax rate of 21% primarily due to earnings subject to tax rates different than the U.S. rate.
14. Accumulated Other Comprehensive (Loss) Income ("AOCI")
The following tables summarize the changes in accumulated other comprehensive (loss) income.

	Three Months Ended March 31, 2022
(in millions)	Foreign Currency Translation	Pension and Postretirement Plans	Unrealized Income on Available for Sale Securities	Total
Balance at December 31, 2021, net of tax	$(13)	$(203)	$—	$(216)
Other comprehensive income (loss), before tax:
Amounts before reclassifications	(12)	30	—	18
Amounts reclassified out	—	2	—	2
Total other comprehensive income (loss), before tax	(12)	32	—	20
Tax effect	—	(8)	—	(8)
Total other comprehensive income (loss), net of tax	(12)	24	—	12
Balance at March 31, 2022, net of tax	$(25)	$(179)	$—	$(204)

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

	Three Months Ended March 31, 2021
(in millions)	Foreign Currency Translation	Pension and Postretirement Plans	Unrealized Income on Available for Sale Securities	Total
Balance at December 31, 2020, net of tax	$11	$(264)	$2	$(251)
Other comprehensive income (loss), before tax:
Amounts before reclassifications	(11)	67	(1)	55
Amounts reclassified out	—	5	—	5
Total other comprehensive income (loss), before tax	(11)	72	(1)	60
Tax effect	—	(17)		(17)
Total other comprehensive income (loss), net of tax	(11)	55	(1)	43
Balance at March 31, 2021, net of tax	$—	$(209)	$1	$(208)
Components of AOCI
The components of AOCI are as follows:

	Three Months Ended March 31,		Affected Line Item in the Condensed Consolidated Statements of Operations
	2022	2021
(in millions)	Amounts reclassified from AOCI
Pension settlement losses	2	5	Other (expense) income, net
Tax effect	—	(1)	Income tax expense
Total reclassifications	$2	$4	Net income
15. Stock-based and Other Incentive Compensation
Cash-settled Stock Appreciation Rights (“CSARs”)
The CSAR activity during the three months ended March 31, 2022 was as follows:

	Number of CSAR Awards	Weighted Average Grant Price	Weighted Average Remaining Term	Aggregate Intrinsic Value (in millions)
Outstanding as of December 31, 2021	3,559,748	$39.41	1.80 years	$168
Forfeited	(5,148)	48.47
Outstanding as of March 31, 2022	3,554,600	$21.39	1.49 years	$159
In February 2022, in accordance with the provisions of the Company’s Long-Term Incentive Plan, the Compensation Committee approved a reduction in the base price of all outstanding CSARs of $18 per award. The exercise price of the outstanding CSARs was reduced by a corresponding amount. The modification did not have a material impact on compensation expense as the reduction in the base price was designed to provide protection to award holders due to the impact of the special cash dividends on the Company’s estimated stock price.
As of March 31, 2022, there was $8 million of compensation expense that has yet to be recognized related to non-vested CSAR awards. This expense is expected to be recognized over the remaining weighted-average vesting period of 19 months.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The following table summarizes the assumptions used in the Black-Scholes-Merton model:

Annual 2022
Risk-free interest rate	0.25% - 2.51%
Weighted average volatility	29.1%
Expected life (in years)	0.13 - 2.42
Weighted average grant date fair value per share of rights granted	$6.59
Expected volatility is a statistical measure of the amount by which a stock price is expected to fluctuate during a period. Since UL Inc.’s common stock is not publicly traded the Company estimated the expected volatility based upon the historical and implied stock price volatility of a group of comparable industry peers relevered to reflect the Company's capital structure. The expected term assumption is based on the weighted average of historical grants.
Compensation (benefit) expense related to CSAR payments is recognized in the financial statements as follows:

	Three Months Ended March 31,
(in millions)	2022	2021
Cost of revenue	$(1)	$—
Selling, general and administrative expenses	(4)	2
CSAR compensation (benefit) expense	$(5)	$2
Income tax expense	1	—
CSAR compensation (benefit) expense, net	$(4)	$2
In the first quarter of 2022 we obtained a third-party valuation to estimate the fair value of the Company's underlying stock price based on the methodology described in Note 1 of the 2021 UL Inc. Annual Report. Based on this valuation, the Company's stock price decreased and we remeasured our outstanding CSAR awards at their estimated fair value using a Black‑Scholes‑Merton option valuation model, which resulted in a CSAR compensation benefit in 2022 compared to 2021.
Performance Cash Awards
Compensation expense related to Performance Cash Awards is recognized in the financial statements as follows:

	Three Months Ended March 31,
(in millions)	2022	2021
Cost of revenue	$1	$—
Selling, general and administrative expenses	4	1
Performance Cash compensation expense	$5	$1
Income tax benefit	(1)	—
Performance Cash compensation expense, net	$4	$1
16. Commitments and Contingencies
In 2007, the Company entered into a $20 million contractual commitment to invest in a private equity investment partnership. The Company serves as one of several limited partners. In April 2019, the private equity investment general partner notified the Company that $4 million of the remaining capital commitment had been released. As of March 31, 2022, the Company had provided cumulative contributions totaling $14 million to the partnership with a remaining capital commitment of $2 million. Future capital calls of the remaining $2 million

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
capital commitment could occur over the next several years and will be initiated by the general partner, as market conditions warrant.
In addition, the Company is party in the ordinary course of business to certain claims, litigation, audits and investigations. The Company will record an accrual for a loss contingency when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company believes it has established adequate accruals for liabilities that are probable and reasonably estimable and that may be incurred in connection with any such currently pending or threatened matter, none of which are material. In the Company’s opinion, the settlement of any such currently pending or threatened matter is not expected to have a material impact on the Company’s financial position, results of operations or cash flow.
17. Related Party Transactions
The Company incurred (expenses) and earned fees or reimbursements from related parties that were recognized in the Condensed Consolidated Statements of Operations as follows:

	Three Months Ended March 31,
(in millions)	2022	2021
Underwriters Laboratories Inc.
Access to standards library fee	$—	$(4)
Facilities and employee benefits reimbursement	1	1
ULS, Inc.
Access to standards library fee	(5)	—
Corporate support services	1	—
Total	$(3)	$(3)
As a result of the above arrangements, the Company had net amounts due to ULS, Inc. of $6 million and $1 million at March 31, 2022 and December 31, 2021, respectively, which were recorded in current liabilities in the Condensed Consolidated Balance Sheets.
In January 2022, the Company declared and paid a special cash dividend to ULS, Inc. in the amount of $1,600 million.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
18. Segment Information
Revenue and operating income of the Company’s reportable segments is as follows:

	Three Months Ended March 31,
(in millions)	2022	2021
Revenue
Industrial	$264	$248
Consumer	276	253
Enterprise and Advisory	83	75
Total revenue	$623	$576

Operating income
Industrial	$76	$61
Consumer	24	9
Enterprise and Advisory	3	—
Total operating income	$103	$70
The following table provides a reconciliation of operating income to the Company’s income before income taxes:

	Three Months Ended March 31,
(in millions)	2022	2021
Total operating income	$103	$70
Interest expense	(2)	(1)
Other (expense) income, net	10	(12)
Income before income taxes	$111	$57
Geographic Information
Revenue by major geographic region of the Company’s customers was as follows:

	Three Months Ended March 31,
(in millions)	2022	2021
United States	$254	$236
Other Americas	23	23
Europe	105	93
China(a)	99	91
Rest of World	142	133
Total	$623	$576
_________________
(a)Represents revenue from mainland China
19. Subsequent Events
The Company has evaluated transactions through May 10, 2022, the date the condensed consolidated financial statements were initially available to be issued. Additionally, the Company has evaluated transactions through May

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

UL Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
18, the date the condensed consolidated financial statements were available to be reissued. The Company is not aware of any subsequent events which would require recognition or disclosure in the condensed consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

          Shares
UL Inc.
Class A Common Stock

Joint bookrunning managers
Goldman Sachs & Co. LLC	J.P. Morgan

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 13. Other expenses of issuance and distribution.
The following table sets forth all fees and expenses, other than the underwriting discounts and commissions payable solely by UL Inc. in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the exchange listing fee.

Amount to be paid
SEC registration fee	$
FINRA filing fee		*
Exchange listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Blue sky fees and expenses		*
Miscellaneous expenses		*
Total	$	*
__________________
*To be completed by amendment.
Item 14. Indemnification of directors and officers.
Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit. Our Amended Charter, which will become effective upon the closing of this offering, will provide that no director of UL Inc. shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, to the fullest extent permitted by applicable law as it may be amended.
Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities, against expenses (including attorneys’ fees) (and, with respect to actions other than actions brought by or in the right of the corporation, judgments, fines and amounts paid in settlement) actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.
Upon consummation of this offering, our Amended Bylaws will provide that we will indemnify and hold harmless, to the fullest extent permitted by applicable law, any person, or a Covered Person, who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in the Amended Bylaws, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors.
Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers and certain other employees. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties, and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.
Item 15. Recent sales of unregistered securities.
None.
Item 16. Exhibits and financial statements.
(a)Exhibits
The exhibit index attached hereto is incorporated herein by reference.
(b)Financial Statement Schedules
All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.
Item 17. Undertakings.
(a)The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
(c)The undersigned hereby further undertakes that:
(1)For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
INDEX TO EXHIBITS

Exhibit No.
1.1*	Form of Underwriting Agreement.
3.1	Restated Certificate of Incorporation of UL Inc., as amended and as in effect prior to the consummation of this offering.
3.2*	Form of Amended and Restated Certificate of Incorporation of UL Inc., to be in effect upon the consummation of this offering.
3.3	Bylaws of UL Inc., as amended, as in effect prior to the consummation of this offering.
3.4*	Form of Amended and Restated Bylaws of UL Inc., to be in effect upon the consummation of this offering.
4.1*	Specimen Common Stock Certificate of UL Inc.
5.1*	Opinion of Latham & Watkins LLP.
10.1*	Registration Rights Agreement, by and between ULS, Inc. and UL Inc.
10.2*	Stockholders Agreement, by and between ULS, Inc. and UL Inc.
10.3*	Trademark License Agreement, between UL LLC, as Licensor, and Underwriters Laboratories Inc., as Licensee.
10.4*	Trademark License Agreement, between UL LLC, as Licensor, and ULS, Inc., as Licensee.
10.5*	Trademark License Agreement, between UL International Singapore Ltd., as Licensor, and Underwriters Laboratories Inc., as Licensee.
10.6*	Trademark License Agreement, between UL International Singapore Ltd., as Licensor, and ULS, Inc., as Licensee.
10.7*	UL Standards Access and License Agreement, between ULS, Inc., as Licensor, and UL LLC, as Licensee.
10.8*	Joint Venture Establishment Contract, dated June 26, 2002, by and between China Certification & Inspection (Group) Co., Ltd. and Underwriters Laboratories Inc. (the “UL-CCIC JV Agreement”).
10.9*	Amendment No. 1 to the UL-CCIC JV Agreement.
10.10*	Amendment No. 2 to the UL-CCIC JV Agreement.
10.11*	Amendment No. 3 to the UL-CCIC JV Agreement.
10.12*	Amendment No. 4 to the UL-CCIC JV Agreement.
10.13*	Amendment No. 5 to the UL-CCIC JV Agreement.
10.14*	Amendment No. 6 to the UL-CCIC JV Agreement.
10.15*	Amendment No. 7 to the UL-CCIC JV Agreement.
10.16*	Amendment No. 8 to the UL-CCIC JV Agreement.
10.17†	UL Inc. Long-Term Incentive Plan (2016).
10.18*†	First Amendment to UL Inc. Long-Term Incentive Plan (2016).
10.19†	Form of Employee Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan (2016).

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

10.20*†	Form of Amendment to 2016 Employee Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan (2016).
10.21†	UL Inc. Long-Term Incentive Plan (2017).
10.22*†	First Amendment to UL Inc. Long-Term Incentive Plan (2017).
10.23†	Form of Employee Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan (2017).
10.24*†	Form of Amendment to 2017 Employee Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan (2017).
10.25†	UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2018.
10.26*†	First Amendment to UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2018.
10.27†	Form of Executive Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2018.
10.28†	Form of Amendment to 2018 Executive Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2018.
10.29*†	Form of Amendment to 2018 Executive Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2018.
10.30†	UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2019.
10.31*†	First Amendment to UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2019.
10.32†	Form of Executive Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2019.
10.33†	Form of Amendment to 2019 Executive Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2019.
10.34*†	Form of Amendment to 2019 Executive Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2019.
10.35†	Form of Performance Cash Award Agreement under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2019.
10.36†	UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.37*†	First Amendment to UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.38†	Form of Executive Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.39†	Form of Executive Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.40*†	Form of Amendment to 2020 Executive Award Agreement (Cash Stock Appreciation Rights) for U.S. participants under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.41*†	Form of Amendment to 2020 Executive Award Agreement (Cash Stock Appreciation Rights) for non-U.S. participants under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.42†	Form of Executive Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.43†	Form of Executive Award Agreement (Cash Stock Appreciation Rights) under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.44†	Form of Performance Cash Award Agreement under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.45†	Form of Performance Cash Award Agreement under the UL Inc. Long-Term Incentive Plan, as amended and restated, effective January 1, 2020.
10.46*†	UL Inc. 2022 Long-Term Incentive Award Plan.
10.47*†	Form of Restricted Stock Unit Award Agreement under the UL Inc. 2022 Long-Term Incentive Award Plan.
10.48*†	Form of Performance Stock Unit Award Agreement under the UL Inc. 2022 Long-Term Incentive Award Plan.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.

10.49*†	UL Inc. 2022 Employee Stock Purchase Plan.
10.50†	UL Inc. All Employee Incentive Plan, effective January 1, 2021.
10.51†	UL Non-Qualified Deferred Compensation Plan.
10.52†	UL Inc. Executive Regular and Change in Control Severance Plan, effective February 25, 2020.
10.53†	Employment agreement, dated as of August 21, 2019, between UL Inc. and Jennifer F. Scanlon.
10.54†	Offer letter, dated as of April 4, 2017, between UL LLC and Ryan D. Robinson.
10.55†	Offer letter, dated as of June 27, 2012, between UL LLC and Weifang Zhou.
10.56†	Employment contract, dated as of June 27, 2005, between UL International Demko A/S and Gitte Schjotz.
10.57†	Long term assignment letter, dated as of July 8, 2019, between UL International Singapore Private Limited and Gitte Schjotz.
10.58†	Repatriation assignment letter, dated as of January 26, 2021, between UL Inc. and Gitte Schjotz.
10.59†	Offer letter, dated as of September 27, 2007, between UL International Services Limited and Sajeev Jesudas.
10.60†	Transition and General Deed of Release, dated as of January 26, 2022, between UL International - Singapore Private Limited and Sajeev Jesudas.
10.61†	Consultancy agreement, dated as of February 18, 2022, between UL International - Singapore Private Limited and Sajeev Jesudas.
10.62†	Offer letter, dated as of July 20, 2018, between UL LLC and Jacqueline McLaughlin.
10.63	Credit Agreement, dated as of January 11, 2022, among UL Inc., as parent guarantor, UL LLC, as borrower, Bank of America, N.A., as administrative agent, and the other agents and lenders party thereto.
21.1	List of Subsidiaries of UL Inc.
23.1*	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (contained on signature pages to the Registration Statement on Form S-1).
107*	Filing Fee Table.
__________________
*    To be filed by amendment.
†    Indicates a management contract or compensatory plan or arrangement.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Northbrook, Illinois, on this        day of            , 2022.

UL INC.

By:
Name: Jennifer F. Scanlon
Title: President and Chief Executive
Officer
***
POWER OF ATTORNEY
Each of the undersigned officers and directors of UL Inc. hereby constitutes and appoints Jennifer F. Scanlon and Ryan D. Robinson, and each of them any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and any and all amendments thereto (including post-effective amendments to the registration statement), and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

CONFIDENTIAL TREATMENT REQUESTED BY UL INC. PURSUANT TO 17 C.F.R. § 200.83.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2022
Jennifer F. Scanlon

	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2022
Ryan D. Robinson

	Director	, 2022
Frank J. Coyne

	Director	, 2022
James P. Dollive

	Director	, 2022
Marla C. Gottschalk

	Director	, 2022
Friedrich Hecker

	Director	, 2022
Charles W. Hooper

	Director	, 2022
Kevin J. Kennedy

	Director	, 2022
Lisa M. Lambert

	Director	, 2022
James M. Shannon

	Director	, 2022
Sally Susman

	Director	, 2022
Michael H. Thaman